As filed with the Securities and Exchange Commission on September 23, 2005
Registration No. 333-122220

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

North Pointe Holdings Corporation
(Exact Name of each Registrant as Specified in Its Charter or Certificate of Trust)

Michigan	6331	38-3615047
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
28819 Franklin Road
Southfield, Michigan 48034
(248) 358-1171
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
John H. Berry
Chief Financial Officer
28819 Franklin Road
Southfield, Michigan 48034
(248) 358-1171
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies To:

Patrick Daugherty, Esq. Todd B. Pfister, Esq. Foley & Lardner LLP One Detroit Center 500 Woodward Avenue Suite 2700 Detroit, Michigan 48226-3489 (313) 234-7100	Brian J. Fahrney, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000
          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

PROSPECTUS
4,000,000 Shares
North Pointe Holdings Corporation
Common Stock

        This is the initial public offering of our common stock. We are offering 4,000,000 shares.
      Prior to this offering, no public market existed for our shares. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “NPTE.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$12.00	$48,000,000
Underwriting discount	$0.84	$3,360,000
Proceeds to North Pointe Holdings Corporation (before expenses)	$11.16	$44,640,000
      The underwriters may also purchase up to an additional 600,000 shares of our common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments.
      The underwriters expect to deliver the shares on or about September 28, 2005.

SunTrust Robinson Humphrey

William Blair & Company

Sandler O’Neill & Partners, L.P.
September 23, 2005.

i

SUMMARY
      This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision, including the information presented under the heading “Risk Factors” and the consolidated financial statements and related notes appearing at the end of this prospectus. Unless otherwise indicated or the context otherwise requires, in this prospectus: references to “North Pointe,” “we,” “us” and “our” are to North Pointe Holdings Corporation and its consolidated subsidiaries; references to “our insurance companies” or “our insurance company subsidiaries” are to North Pointe Insurance Company (referred to herein as North Pointe Insurance), North Pointe Casualty Insurance Company (referred to herein as North Pointe Casualty) and Home Pointe Insurance Company (referred to herein as Home Pointe Insurance), taken together; references to “Queensway” are to Queensway Financial Holdings Limited, Toronto, Canada, and its wholly-owned U.S. subsidiary, Queensway Holdings, Inc. (including its operating subsidiaries); references to the “Predecessor Companies” are to the companies we purchased on June 26, 2002 from Queensway, namely North Pointe Financial Services, Inc. (referred to herein as North Pointe Financial) and its subsidiaries, Universal Fire & Casualty Insurance Company, and Alliance Surety Holdings, Inc. and its subsidiary. The information included in this prospectus assumes that the underwriters have not exercised their over-allotment option. All share and per-share data have been adjusted to reflect an 8.49-for-one stock split of our common stock.
Business of North Pointe
      We are a property and casualty insurer that markets both specialty commercial and personal insurance products to well-defined classes of policyholders that we believe are underserved or offer the potential for significant profitability. Many of our commercial policyholders are owner-operated small and mid-sized businesses, and we believe we have established substantial expertise in serving the insurance needs of businesses such as restaurants, bars, taverns, small grocery and convenience stores, bowling centers, automobile repair facilities, artisan contractors and other commercial accounts. Our commercial insurance products include liquor liability, general liability, property, commercial multi-peril and commercial automobile insurance. Our personal lines products include specialty homeowners and dwelling/fire insurance, which we offer in Florida, Indiana and Illinois. Our commercial and personal lines segments accounted for 71.9% and 28.1%, respectively, of our net premiums earned for the year ended December 31, 2004 and 69.6% and 30.4%, respectively, of our net premiums earned for the six months ended June 30, 2005.
      We believe our focus on providing specialty insurance products to select types of policyholders allows us to compete more effectively, better underwrite our selected risks and responsively serve our independent agents and customers. We maintain a largely fixed-cost management and technology infrastructure that enables us to initiate product lines with minimal incremental overhead expense, and we believe our experience developing niche insurance products allows us to react quickly to new market opportunities and manage small programs profitably. Although we stress underwriting discipline over premium growth, we believe we will be able to support continued growth by leveraging our experience and infrastructure to capitalize on opportunities in new and existing markets.
      We are focused on underwriting profitability and effective risk management. Our assessment of the potential to grow our underwriting profit is the dominant factor in deciding whether to expand our business or enter a new, or exit an existing, market or product line. Our in-house underwriting staff has substantial industry experience in tailoring policy terms and pricing to the risk profiles of our policyholders, thereby improving our ability to achieve profitability in the product lines we write. We generally do not pursue commercial product lines in which competition is based primarily on pricing, and we continually monitor our product and geographic markets so that we are able to quickly implement rate changes as conditions dictate or allow. We attempt to select only insurance lines of business for which we reasonably can evaluate the profitability of future loss exposure. Therefore, we avoid writing high hazard, long-tail lines of business, such as medical malpractice insurance. We also employ a conservative risk management and reinsurance program that we believe minimizes our exposure to liability for individual risks and protects against catastrophic losses that can result from hurricanes, tornados, hail and winter storms.

      We maintain an in-house claims department that we believe can investigate and resolve claims more effectively and economically than third-party adjusters and defense attorneys. By managing most of our claims internally, we believe we can assess claims more quickly, improve communications with our policyholders and claimants, manage against fraud and better control our claims management costs.
      We believe our underwriting, risk management and claims handling philosophies have enabled us to generate loss ratios that are better than averages for our industry. For example, North Pointe Insurance’s average statutory loss ratio of 59.5% for the five-year period ended December 31, 2004 was substantially lower than the industry average loss ratio of 80.9% for the same period, according to A.M. Best statistics.
      We market and sell our insurance products through a growing network of over 1,750 independent agents that distribute our policies through their approximately 2,600 sales offices located in 29 states. We believe our personalized, responsive and flexible approach in serving the needs of our independent agents has enabled us to develop many strong agent relationships. As a result, over 70% of our commercial lines agents have worked with us for more than ten years. We believe these strong relationships have allowed us to maintain a leading market presence in many of our business lines and assisted us in identifying and entering new markets effectively.
Our Operating Strategies
      We believe that our operating strategies have contributed significantly to our recent growth in profitability and positioned us to compete effectively in both hard and soft insurance markets. Our net income has grown to $11.4 million for the year ended December 31, 2004 from $491,000 for our Predecessor Companies for the year ended December 31, 2001. Our net income for 2004 included an extraordinary gain of approximately $2.9 million due to the recognition of negative goodwill from our purchase of North Pointe Casualty and $4.8 million of expenses (after tax) related to four hurricanes that impacted Florida in August and September 2004. Our operating strategies include our:

•	Targeted policyholder focus. We are focused on providing specialty insurance products to targeted policyholders in markets we believe are underserved and offer the potential for significant profitability.

•	Strong ties to our independent agents. We treat our independent agents as our customers, and we seek to provide them with competitive products, responsive service and competitive compensation. We believe these factors have contributed significantly to our historically high agent retention.

•	Focus on underwriting profitability. To achieve underwriting profitability we underwrite each policy to our specific guidelines and retain final underwriting authority on each of our policies. We customize the coverages we offer, and we continually monitor our markets by responding with changes in our pricing, product structures and underwriting guidelines.

•	Proactive claims handling. We utilize a proactive claims handling philosophy and seek to internally manage or supervise substantially all of our claims from inception until resolution. We believe our claims handling philosophy, coupled with our customized claims handling management system, have contributed favorably to our below industry-average loss ratios and historically favorable litigation experience.

•	Management expertise. Our management team has an average of over ten years experience with us and has longstanding relationships with many independent agents and policyholders in our targeted markets. Our management team also has significant expertise in managing, identifying, acquiring and integrating specialty commercial and non-standard personal insurance companies and lines of business.

Our Growth Strategies
      Our primary business objective is to deliver superior returns to our shareholders through underwriting profits and disciplined growth in our gross premiums written. In the past, we have had to limit our writing of new policies to remain within the permissible range of statutory surplus imposed by applicable insurance regulations. With additional capital, we intend to grow our business by:

•	Expanding geographically. We intend to introduce our existing specialty insurance programs targeting specific types of policyholders in states in which we are not currently writing these programs. For example, in the next twelve months, we intend to offer our bowling center program in at least four additional states and expand our small business program to at least one more state.

•	Increasing our premiums written in existing markets. We intend to grow our premium volume by appointing new independent agents in our existing markets that can offer our specialty insurance products to an expanded base of potential policyholders. Since January 1, 2005, we have added over 150 independent agents to our agency network. We also intend to expand the volume of business we write with our existing agents.

•	Developing new programs for our agents. We will continue leveraging our experience, agent relationships and infrastructure to expand our product offerings into new specialty lines. For example, in late 2004 we were provided an opportunity to begin offering homeowners insurance to select policyholders in Florida. Based on our evaluation of the market opportunity and our ability to price, underwrite, administer and reinsure the business subject to our profitability standards, we elected to pursue the opportunity and began offering policies in December 2004.

•	Engaging in complementary acquisitions. We have successfully acquired and integrated businesses and books of business in the past. While we have no current plans for engaging in any specific further acquisitions, from time to time we consider acquiring a company or line of business that complements our current product offerings or represents a strategic opportunity.
Our Challenges
      We face a number of challenges in implementing our operating and growth strategies, including the following:

•	Our success depends on our ability to price accurately the risks we underwrite. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce our income or result in operating losses.

•	Our loss and loss adjustment expense reserves may deviate, perhaps substantially, from the amounts we will ultimately pay on claims and the related costs of adjusting those claims. If actual losses and loss adjustment expenses exceed our reserves, our net income and capital would decrease.

•	Our revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business, most notably Florida and Michigan. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies which are more geographically diversified.

•	The implementation of our growth strategies is subject to various risks, including risks associated with our ability to identify, recruit and integrate new independent agents; properly design and price new and existing products and programs; identify profitable new geographic markets and product lines to enter; obtain necessary licenses; identify acquisition candidates and successfully execute and integrate acquisitions we undertake; and identify, hire and train new underwriting and claims handling personnel.

•	Our business is both cyclical and seasonal, which affects our financial performance and may affect the price of our common stock. The cyclicality is due in large part to the actions of our competitors and to general economic factors that are not within our control. The seasonality relates generally to higher losses experienced in our homeowners insurance line during certain quarters due to weather patterns in the markets in which we write such insurance.

•	Our success depends in part upon the continued services of our senior management team, particularly our Chairman, Chief Executive Officer and President, James G. Petcoff, and our Chief Operating Officer and Executive Vice President, B. Matthew Petcoff. The loss of any of our senior management team or other key personnel, or our inability to recruit and retain additional qualified personnel as we grow, could materially and adversely affect our business and results of operations and could prevent us from fully implementing our growth strategies.
      For a discussion of these challenges and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 11.
Recent Developments
      In July 2005, we incurred losses as a result of Hurricane Dennis, which crossed over the panhandle of Florida. As of September 20, 2005, our losses and loss adjustment expenses from reported and paid claims totaled $2.7 million. We believe that our total pre-tax loss and loss adjustment expenses related to this hurricane will not exceed $3.3 million ($2.2 million after tax). Substantially all of these losses were generated in our Florida homeowners line of business.
      If gross losses were to exceed our $3.0 million retention, under our reinsurance program, our net losses would not exceed $3.0 million. However, we would incur additional reinstatement charges for the portion of the catastrophic reinsurance that we utilized. For example, if we had gross losses of $4.0 million, our net losses would be $3.0 million and we would have reinstatement charges of $300,000. We do not believe it is likely for our gross losses relating to Hurricane Dennis to exceed $4.0 million.
      In late August 2005, Hurricane Katrina struck the Gulf Coast and Florida, causing extensive damage. As of September 21, 2005, our losses and loss adjustment expenses from reported and paid claims totaled $2.7 million ($2.1 million net of reinsurance). It is too early for us to reasonably estimate our ultimate loss development as a result of this storm. However, we currently do not have any homeowners insurance policies in force in Alabama, Louisiana, or Mississippi, the states in which Hurricane Katrina caused its principal damage. In addition, we have only four commercial property insurance policies in force in Louisiana, with no such policies in force in either Alabama or Mississippi.
      We have a substantial number of homeowners and commercial property insurance policies in force in Florida and, consequently, expect to experience some claims activity in that state, in addition to the claims activity we expect to experience on our commercial policies in Louisiana, as a result of Hurricane Katrina. It is too early for us to determine the impact this storm will have on our financial condition or results of operations.
Company History and Organizational Structure
      Founded in 1986 by James G. Petcoff, our Chief Executive Officer, our primary insurance company, North Pointe Insurance, was incorporated under the laws of Michigan and commenced business in early 1987. On June 24, 1998, Queensway acquired all of the outstanding shares of North Pointe Financial Services, Inc., the holding company for North Pointe Insurance, for $33.9 million in cash and stock. After the acquisition of North Pointe Financial, Mr. Petcoff and his executive team continued to manage North Pointe Financial and its subsidiaries.
      Although North Pointe Financial and its subsidiaries continued to grow, beginning in 1999 other subsidiaries of Queensway began experiencing financial difficulties. As a result of these difficulties, Queensway filed for interim receivership under Canadian law in May 2001. After the onset of these financial difficulties, members of our management team were asked by Queensway and various state regulatory authorities to assist with managing Queensway, assessing solvency issues relating to its U.S. subsidiaries and, when possible, restructuring or selling those operations that were viable. In addition, during the time it was owned by Queensway, North Pointe Financial acquired or assumed management of several Queensway subsidiaries in an effort to streamline Queensway’s operations, including an acquisition in January 2001 of the new and renewal rights to a book of small business insurance in Florida from Queensway International Indemnity Company, a Queensway subsidiary based in Jacksonville, Florida. This book of business and the employees that service it constitute the base of our Jacksonville, Florida operations.
      We were founded to facilitate the acquisition of North Pointe Financial and two other U.S. subsidiaries of Queensway, Universal Fire & Casualty Insurance Company and Alliance Surety Holdings, Inc., from Queensway’s interim receiver for $23.0 million in cash. This acquisition was consummated in 2002, at which time we became independent from Queensway. Our current senior management team consists primarily of the same senior executives that were managing North Pointe Financial prior to its acquisition by Queensway.
      On February 28, 2004, we purchased all of the outstanding common shares of Queensway International from the Georgia Insurance Commissioner, as liquidator of the company’s parent, for $11.0 million. Queensway International was subsequently renamed North Pointe Casualty Insurance Company. We purchased Queensway International solely for its licenses and surplus, as it had no ongoing business except for the administration of its existing business, which has been in claims run-off since December 31, 2000.
      On October 15, 2004, we sold the renewal policy rights to our non-standard personal automobile insurance line to a subsidiary of Nationwide Mutual Insurance Company for an aggregate purchase price of $4.0 million in cash. We received $3.0 million of the purchase price at closing and the remaining $1.0 million 60 days after closing once certain post-closing obligations were met. At the time of the transaction, we were offering non-standard personal automobile insurance only in the state of Michigan and, as part of this transaction, we have agreed not to compete in the non-standard automobile insurance business in Michigan for a period of three years after closing. We continue, however, to be responsible for performing claims, underwriting and other administrative services with respect to the run-off of non-standard automobile policies that were either expired or still in-force at the time the sale was completed.
      On November 10, 2004, we entered into an agreement with the Florida Department of Financial Services, in its capacity as receiver of American Superior Insurance Company, pursuant to which we obtained the right to offer new homeowners insurance policies to former policyholders of American Superior in Florida whose coverage was terminated effective January 14, 2005 as part of that insurer’s ongoing liquidation proceedings. We pay the receiver $2 for each new policy issued to these former policyholders. As of the date of this prospectus, we have issued new policies to approximately 31,000 of these policyholders, but we do not expect to issue a significant number of additional new policies to the remaining former policyholders of American Superior. We did not assume any liabilities of American Superior to these former policyholders or otherwise in connection with this transaction. In February 2005, we organized a new Florida insurance subsidiary, Home Pointe Insurance, to write renewals of these policies and other future Florida homeowners insurance business. We have applied for and received the requisite license for this company from the Florida Department of Insurance. We also have capitalized this insurance subsidiary with $7.5 million. On August 31, 2005, the Florida Department of Insurance approved our premium rates, allowing us to begin writing policies through this subsidiary beginning in September 2005. In addition, we organized a new managing general agency, Home Pointe Managing General Agency, Inc., in February 2005 to market, underwrite and administer claims for our homeowners insurance line in Florida once Home Pointe Insurance is writing business.
      In March 2005, we organized a District of Columbia-domiciled captive reinsurance subsidiary, Midfield Insurance Company. We believe that retaining a certain level of risk exposure in Midfield will allow us greater cash management flexibility than if we retained the same level of risk exposure in one or more of our insurance company subsidiaries.

      As of the date of this prospectus, our corporate organization is as follows:
Information
      Our principal executive office is located at 28819 Franklin Road, Southfield, Michigan 48034, and our telephone number is (248) 358-1171. Our website address is www.NPTE.com. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Shares of common stock being offered	4,000,000 shares(1)

Total shares of common stock outstanding after this offering	8,889,187 shares(2)

Use of proceeds	Our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses we will pay, will be approximately $42.4 million (approximately $49.1 million if the underwriters exercise their over-allotment option in full). Of the net proceeds, approximately $19.0 million will be contributed to our North Pointe Insurance and North Pointe Casualty subsidiaries in order to increase their statutory surplus. We will also use approximately $23.0 million of the net proceeds to reduce the amount outstanding under our senior credit facility, which accrues interest at 6.25% per annum and had an outstanding balance of $22.7 million at June 30, 2005. The remaining net proceeds will be used for general corporate purposes, including but not limited to working capital needs. See “Use of Proceeds.”

Risk factors	An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 11.

Nasdaq National Market symbol	NPTE

Dividend policy	Our current dividend policy is to pay no dividends, retaining all earnings for general corporate purposes. The payment of dividends will be at the discretion of our board of directors and will be subject to significant restrictions, which are described under “Dividend Policy,” “Business — Regulatory Environment” and elsewhere in this prospectus.

(1)	Excludes up to 600,000 shares that may be sold by us pursuant to the underwriters’ over-allotment option. See “Underwriting.”

(2)	Excludes 888,918 shares of common stock reserved for issuance pursuant to our Equity Incentive Plan, pursuant to which 2,500 shares of restricted stock and options to purchase 402,500 shares of common stock will be awarded immediately upon completion of this offering. See “Management — Equity Incentive Plan.”

Summary Financial Information
      The following table summarizes our consolidated financial information for the periods indicated. The information as of and for the six months ended June 30, 2005 and 2004 was derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly our results of operations and financial position as of and for the periods provided. The results of operations as of and for the six months ended June 30, 2005 should not be regarded as indicative of results for the full year.
      The information as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002 was derived from our audited consolidated financial statements. We purchased our operating subsidiaries on June 26, 2002, and our holding company had minimal activity prior to the acquisition of our subsidiaries. The information as of and for the period ended June 25, 2002 and the year ended December 31, 2001 was derived from the Predecessor Companies’ audited combined financial statements.
      The information as of and for the year ended December 31, 2000 was derived from our Predecessor Companies’ unaudited combined financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the Predecessor Companies’ results of operations and financial position as of and for the period provided.
      Our audited consolidated financial statements and the audited combined financial statements of the Predecessor Companies for these periods are included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. You should read this summary financial information together with our consolidated and combined financial statements and related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

North Pointe Holdings Corporation and Predecessor Companies
Five Year Selected Financial Data

	North Pointe Holdings Corporation					Predecessor Companies

	Unaudited							Unaudited

					As Of And
	As Of And				For The
	For The		As Of And For The		Period From	As Of And	As Of And	As Of And
	Six Months		Year Ended		June 26, 2002	For The	For The	For The
	Ended June 30,		December 31,		Through	Period Ended	Year Ended	Year Ended
					December 31,	June 25,	December 31,	December 31,
	2005(1)	2004	2004(2)	2003	2002	2002	2001	2000

	(Dollars in thousands, except per share and ratio data)
Statements of Operations Data:
Revenues:
Direct premiums written	$67,635	$47,790	$94,548	$88,036	$38,757	$38,667	$76,113	$56,011
Assumed premiums written	623	1,338	1,913	167	73	154	11,775 (3)	1,987

Gross premiums written	68,258	49,128	96,461	88,203	38,830	38,821	87,888	57,998

Net premiums written	59,564	42,066	80,493	76,224	29,674	30,023	73,597	46,583

Net premiums earned	$45,192	$38,358	$76,957	$68,740	$23,815	$31,078	$63,382	$47,790
Investment income, net of investment expenses	1,688	1,063	2,377	2,174	1,452	1,822	4,641	3,990
Net realized capital gains (losses)	(229)	63	886	1,264	976	(108)	2,542	339
Installment fees and other income	779	1,211	2,222	2,047	1,155	1,424	4,095	2,898
Gains on sales of businesses(4)	—	—	4,285	200	—	—	—	—

Total revenues	47,430	40,695	86,727	74,425	27,398	34,216	74,660	55,017
Expenses:
Losses and loss adjustment expenses, net	18,365	18,801	41,503	33,141	14,827	17,712	45,267	32,333
Policy acquisition costs	11,265	9,457	18,687	17,409	1,640	7,584	16,039	10,700
Other underwriting and operating expenses	7,694	6,745	13,730	13,159	6,345	9,362	12,798	10,108
Interest expense	494	286	763	422	329	28	67	332
Amortization and write-off of goodwill(5)	—	—	—	—	—	—	—	18,332

Total expenses	37,818	35,289	74,683	64,131	23,141	34,686	74,171	71,805
Equity in (loss) income of affiliate	—	—	—	—	—	—	(552)	277

Income (loss) before federal income tax expense (benefit) and extraordinary items	9,612	5,406	12,044	10,294	4,257	(470)	(63)	(16,511)
Federal income tax expense (benefit)	3,477	1,846	3,516	3,725	1,451	(69)	(554)	(1,027)

Income (loss) before discontinued operations and extraordinary items	6,135	3,560	8,528	6,569	2,806	(401)	491	(15,484)
Loss from discontinued operations, net of tax(6)	—	—	—	—	—	—	—	(4,259)
Extraordinary items(7)	—	2,905	2,905	—	10,860	—	—	—

Net income (loss)	$6,135	$6,465	$11,433	$6,569	$13,666	$(401)	$491	$(19,743)

Earnings Per Share Data:
Income before extraordinary items:
Basic (Restated)(8)	$1.25	$0.50	$1.50	$1.16	$0.96	—	—	—
Diluted	1.25	0.50	1.46	0.90	0.75	—	—	—
Net income:
Basic (Restated)(8)	1.25	1.05	2.07	1.16	4.76	—	—	—
Diluted	1.25	1.05	1.95	0.90	3.63	—	—	—
Balance Sheet Data:
Cash and investments	$134,297	$120,208	$115,226	$99,431	$93,596	$89,964	$93,384	$85,677
Total assets	217,562	190,498	205,079	165,433	165,191	165,680	171,301	142,594
Losses and loss adjustment expenses	86,523	86,833	96,561	76,319	82,949	84,197	87,201	68,049
Bank debt	22,706	21,210	20,062	10,848	12,313	1,060	1,289	993
Total liabilities	176,359	161,192	170,387	137,340	142,525	131,905	134,278	102,771
Redeemable preferred stock (Restated)(9)	—	—	—	2,000	2,000	—	—	—
Shareholders’ equity (Restated)(9)	41,203	29,306	34,692	26,093	20,666	33,775	37,023	39,823
Combined statutory capital and surplus(10)	45,527	43,844	47,900	29,706	29,107	22,352	22,274	21,847
Book value per share(11)	$8.43	$5.99	$7.10	$5.01	$3.74	—	—	—
Key Financial Ratios:
Loss ratio(12)	39.9%	47.5%	52.4%	46.8%	59.4%	54.5%	67.1%	63.8%
Expense ratio(13)	41.2	40.9	41.0	43.2	32.0	52.1	42.7	41.1
Combined ratio(14)	81.1	88.4	93.4	90.0	91.4	106.6	109.8	104.9

(1)	Of our gross premiums written in the first six months of 2005, $27.7 million was attributable to our new Florida homeowners business. We expect that a significant component of our gross premiums written relating to this business will continue to occur in the first quarter of every year, but these premiums will be earned over the respective terms of the individual policies.

(2)	Our results for the year ended December 31, 2004 include $7.3 million of pre-tax expenses ($4.8 million after tax) related to four hurricanes that impacted Florida in August and September 2004. Of this $7.3 million, $6.2 million was attributable to losses and loss adjustment expenses related to policyholder claims (after the effect of reinsurance). The remaining $1.1 million of the $7.3 million in hurricane-related expenses was attributable to additional reinsurance costs we incurred relating to our catastrophe reinsurance coverage after each hurricane, which costs were recorded as a reduction in our net premiums earned. Our loss ratio increased from 44.0% to 52.4% as a result of these hurricanes.

(3)	Our assumed premiums written for the year ended December 31, 2001 includes $6.7 million of non-recurring assumed premiums written related to our acquisition of the new and renewal rights to the book of business that we acquired in January 2001 from Queensway International.

(4)	The gains on sales of businesses in 2004 was generated by a $4.0 million gain on the sale of the renewal policy rights relating to our non-standard personal automobile insurance line and a $285,000 gain on the sale of our renewal rights relating to approximately 100 liquor liability policies. The $200,000 gain on sales of businesses in 2003 was generated by a gain on the sale of Universal Fire & Casualty.

(5)	The amortization and impairment write-off of goodwill in 2000 was generated by the write-off of goodwill relating to Queensway’s acquisition of North Pointe Financial in 1998.

(6)	The loss from discontinued operations, net of tax, represents the results of a former subsidiary of Alliance Surety Holdings that was sold in 2001. At the time of our acquisition of Alliance Surety Holdings in June 2002, it had no subsidiaries.

(7)	Extraordinary items reflect income generated through the recognition of negative goodwill resulting from acquisitions of companies purchased for less than the aggregate fair value of their net assets. We acquired Queensway International (subsequently renamed North Pointe Casualty Insurance Company) on February 28, 2004 for $11.0 million, resulting in an extraordinary gain of $2.9 million. We acquired the Predecessor Companies on June 26, 2002 for $23.0 million, resulting in an extraordinary gain of $10.9 million.

(8)	We repurchased redeemable preferred stock in 2004 for an aggregate amount that was $888,000 more than its carrying value. We have restated our earnings per share for 2004 to include this amount as a charge to the earnings used to calculate our earnings per share. We did not include this charge in our earnings per share as part of our originally issued financial statements for the year ended December 31, 2004.

(9)	We have determined that we should correct the classification of our preferred stock as a redeemable preferred stock as certain deemed liquidation and forced sale rights are associated with the preferred stock. Accordingly, we have restated shareholders’ equity to reflect the reclassification of the redeemable preferred stock to mezzanine equity at December 31, 2003 and 2002.

(10)	As of December 31, 2004 combined statutory capital and surplus includes $15.0 million for North Pointe Casualty, which was acquired in February 2004 utilizing a combination of holding company funds and new debt. The 2000 combined statutory capital and surplus excludes Alliance Surety Holdings’ former subsidiary, which is reported as a discontinued operation.

(11)	Book value per share equals the quotient obtained by dividing shareholders’ equity by the number of shares of common stock outstanding.

(12)	Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred divided by the sum of net premiums earned, installment fees and other income.

(13)	Expense ratio is the ratio (expressed as a percentage) of commissions and operating expenses divided by the sum of net premiums earned, installment fees and other income.

(14)	Combined ratio is the sum of the loss ratio and the expense ratio.

RISK FACTORS
      An investment in our common stock involves a number of risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock.
Risks Related to North Pointe Holdings Corporation

Our success depends on our ability to price accurately the risks we underwrite.
      Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate pricing techniques; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate pricing techniques; and

•	changes in applicable legal liability standards and in the civil litigation system generally.
For example, our inability to obtain required regulatory approval of rate increases necessary to profitably write non-standard automobile insurance in California was the primary reason we exited the California non-standard automobile insurance market beginning in 2001.
      Consequently, we could underprice risks, which would adversely affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either case, the profitability of our insurance companies could be materially and adversely affected.

Our results and financial condition may be adversely affected by our failure to establish adequate loss and loss adjustment expense reserves.
      We maintain reserves to cover our estimated ultimate liability for losses and related loss adjustment expenses for both reported and unreported claims on insurance policies issued by our insurance companies. For certain of our lines of business, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the relevant claim. The establishment of appropriate reserves is an inherently uncertain process, involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of claims based on historical claims information, estimates of future trends in claims severity and other variable factors such as inflation. Due to the inherent uncertainty of estimating reserves, it has been, and will continue to be, necessary to revise estimated future liabilities as reflected in our reserves for claims and related expenses. Our gross loss and loss adjustment expense reserves totaled $86.5 million at June 30, 2005. Our loss and loss adjustment expense reserves, net of reinsurance recoverables, were $59.9 million at that date. We cannot be sure that our ultimate losses and loss adjustment expenses will not exceed our reserves. For example, we recently began writing homeowners insurance in the state of Florida. Given our limited history writing this business, we initially will rely heavily on industry loss experience in establishing our loss reserves. Our own loss experience in this new line of business could run materially higher than industry loss experience. If and to the extent that our reserves prove inadequate, whether in our Florida homeowners insurance line or any other line of business, we will be required to increase our reserves for losses and loss adjustment expenses and incur a charge to earnings in the period during which our reserves are increased, which could materially and adversely affect our financial condition and results of operations. For example, based on our net loss and loss adjustment expense reserves as of December 31 2004, a five percent increase therein would result in a corresponding decrease in our net income for 2004 of $2.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “— Losses and Loss Adjustment Expenses.”

We depend upon our network of independent agents for revenues and market opportunities, and our business may not continue to grow and may be materially and adversely affected if we cannot retain existing, and attract new, independent agents.
      Our network of independent agents accounts for almost all of the gross premiums on insurance policies that we write and constitutes our primary distribution channel for our products. In addition, we have developed several successful products based on referrals from our independent agents of new specialty market opportunities. As a result, our business depends heavily on the efforts of our independent agents and on our ability to offer products that meet the needs of our independent agents and their customers, and the continued growth of our business will depend materially upon our ability to retain existing, and attract new, independent agents.
      Independent agents are not obligated to market or sell our insurance products or consult with us. Since many of our competitors also rely significantly on independent agents, we must compete for the business and goodwill of our independent agents. Some of our competitors may offer a larger variety of products, lower prices for insurance coverage and higher commissions for independent agents. Accordingly, we might not be able to continue to attract and retain independent agents to market and sell our products and otherwise work with us. A material reduction in the amount of business that our independent agents sell for us would materially and adversely affect our results of operations. The failure for any reason of our independent agents to refer new market opportunities to us could have adverse effects on our growth prospects. A certain portion of our business is concentrated with relatively few agents. For example, for the six months ended June 30, 2005 and the year ended December 31, 2004, our top five agents produced 14.4% and 14.8%, respectively, of our gross premiums written.

Our failure to pay claims accurately could adversely affect our business, results of operations and capital.
      We must accurately evaluate and pay claims made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our in-house claims representatives, the culture of our claims handling group, the effectiveness of our management and our development or selection and implementation of appropriate procedures and systems to support our claims handling functions. For example, given the recent expansion in our homeowners insurance business in Florida, we could experience difficulties in hiring and training claims personnel sufficient to evaluate and pay claims on a timely and accurate basis if a catastrophic event were to occur in that state. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace and, as a result, adversely affect our results of operations and capital. Our failure to hire and train new claims handling employees effectively or our loss of a significant number of experienced claims handling employees could have adverse effects on our ability to handle an increasing claims workload as we grow, thereby hindering our ability to profitably expand our business. In addition, we could suffer decreased quality of claims handling, which in turn could negatively impact our results of operations.

Our financial results may be adversely affected by conditions in the states where our business is concentrated.
      While we currently offer insurance products in 29 states, our business is primarily concentrated in two states. For the six months ended June 30, 2005 and the year ended December 31, 2004, 22.9% and 43.8%, respectively, of our net premiums earned related to policies issued to customers in Michigan and 59.9% and 36.3%, respectively, of our net premiums earned related to policies issued to customers in Florida. On a pro forma basis, after giving effect to the sale of the new and renewal rights of our non-standard personal automobile insurance book of business, approximately 30.1% and 45.1% of our net premiums earned for the year ended December 31, 2004 related to policies issued to customers in Michigan and Florida, respectively. Our revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies which are more geographically diversified. Because our business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in Michigan or Florida could have an adverse effect on our financial condition and results of operations.

We have a limited history writing homeowners insurance policies to homeowners in Florida, and our Florida homeowners business may not perform as we expect, which could adversely affect our business and financial condition.
      We have a limited history of underwriting, reserving and managing claims for homeowners insurance policies in Florida. We sold our first Florida homeowners insurance policies in December 2004 and by June 30, 2005 we had 31,000 Florida homeowners policies outstanding, constituting 21.2% of our net premiums earned for the six months ended June 30, 2005. Our Florida homeowners insurance policies have terms of one year, and we expect that certain claims made under these policies may remain outstanding following the end of the policy term. As a result, there is no historical information available to help you evaluate our track record in this type of business. Since our existing underwriting and claims management personnel have limited prior experience underwriting and managing claims for Florida homeowners insurance policies, we cannot predict with a high degree of certainty how this new business will affect our profitability or our financial condition. It is possible that the actual performance of our Florida homeowners business will not meet our expectations or that we may suffer losses in our operations from poor performance of our Florida homeowners business. In addition, due to our limited experience writing Florida homeowners insurance, we will be forced to rely more heavily on industry loss experience in establishing our loss reserves than we normally would for lines of business that we write. Our own loss experience in this new line of business could be materially higher than industry loss experience, whether due to our inexperience in underwriting, claims managing or otherwise, which could materially and adversely affect our financial condition and results of operations.

Implementation of our growth strategies is subject to numerous risks and difficulties.
      Our growth strategies include writing more premium in our existing markets, expanding existing product lines and programs into new markets, developing new products and programs for our agents and engaging in complementary acquisitions. Our implementation of these strategies is subject to various risks, including risks associated with our ability to:

•	identify, recruit and integrate new independent agents;

•	properly design and price new and existing products and programs;

•	identify profitable new geographic markets and product lines to enter;

•	obtain necessary licenses;

•	identify acquisition candidates and successfully execute and integrate acquisitions we undertake; and

•	identify, hire and train new underwriting and claims handling employees.
      We may encounter other difficulties in the implementation of our growth strategies, including unanticipated expenditures and damaged or lost relationships with customers and independent agents. In addition, our growth strategies may require us to enter into a geographic or business market in which we have little or no prior experience. For example, we recently entered the homeowners insurance market in Florida. Since our existing personnel have limited prior experience writing homeowners insurance in Florida, we cannot predict with a high degree of certainty how this new business will impact our profitability. Any such difficulties could result in excessive diversion of senior management time and adversely affect our financial results.
      Further, any acquisitions that we pursue may require significant capital outlays and will require the consent of the lenders under our senior credit facility. If we issue equity or convertible debt securities to pay for an acquisition, these securities may have rights, preferences or privileges senior to those of our common shareholders or the issuance may be dilutive to our existing shareholders. Once an acquisition is made, we could suffer increased costs, disruption of our business and distraction of our management while we integrate the acquired business into our operations. Any failure by us to manage our growth and to respond to changes in our business could have a material adverse effect on our business and profitability and could cause the price of our common stock to decline.

Assessments and other surcharges for guaranty funds and mandatory reinsurance arrangements may reduce our profitability.
      Virtually all states require insurers licensed to do business therein to bear a portion of the unfunded obligations of impaired or insolvent insurance companies. These obligations are funded by assessments, which are levied by guaranty associations within the state, up to prescribed limits, on all member insurers in the state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer was engaged. Accordingly, the assessments levied on us by the states in which we are licensed to write insurance may increase as we increase our premiums written. In addition, as a condition to the ability to conduct business in Florida, insurance companies are required to participate in Florida’s mandatory reinsurance fund, the Florida Hurricane Catastrophe Fund. The effect of these assessments and mandatory reinsurance arrangements, or changes in them, could reduce our profitability in any given period or limit our ability to grow our business.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims that we incur.
      All of our property insurance business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires and other events such as explosions, terrorist attacks and riots. For example, we incurred $4.8 million of expenses (after tax) relating to four hurricanes which caused significant property damage in Florida during August and September of 2004. Because we are increasing the amount of homeowners insurance that we write in Florida, we may become subject to greater risk due to hurricanes. For example, in July 2005, we incurred losses as a result of Hurricane Dennis, which crossed over the panhandle of Florida. We currently estimate that our pre-tax expenses related to this hurricane will not exceed $3.3 million ($2.2 million after tax). Substantially all of these losses were generated in our Florida homeowners line of business.
      The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions and catastrophes can cause losses in all of our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which might require us to increase our reserves and cause our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.

Our business is cyclical, which affects our financial performance and may affect the price of our common stock.
      The financial performance of the property and casualty insurance industry historically has been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. This cyclicality is due in large part to the actions of our competitors and to general economic factors that are not within our control, and therefore we cannot predict how long any given hard or soft market will last. If we find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing in a softening market, we may experience a reduction in our premiums written and in our profit margins and revenues, which could adversely affect our financial results.

Our business is seasonal, which affects our financial performance and may affect the market price of our common stock.
      Our business has historically been seasonal. We generally experience higher losses in our personal lines insurance segment, namely homeowners insurance, during the first quarter of the year as a result of an increase in claims due to winter weather conditions in midwestern states in which we do business. For example, winter weather may cause property damage that impacts claim incidence and severity. We also expect to experience higher losses in our homeowners line during the second and third quarters of the year due to our recent expansion into the Florida homeowners insurance business and the incidence of hurricanes and other severe weather that often occur in that state during those quarters. The recurrence of these seasonal patterns, or any deviation from them, could affect the price of our common stock.

Intense competition could adversely affect our results of operations.
      Our markets are highly competitive and, except for regulatory considerations, there are few barriers to entry. Our insurance companies compete with other insurance companies that sell commercial and personal insurance policies through independent agents as well as with insurance companies that sell policies directly to their customers. Our competitors include not only large national insurance companies, but also small regional companies. Some of our competitors have higher financial strength ratings and greater resources than we have and offer a wider array of products and services or competing products and services at lower prices. In addition, existing competitors may attempt to increase market share by lowering rates. In that case, we could experience reductions in our underwriting margins, or sales of our insurance policies could decline as customers purchase lower-priced products from our competitors. Losing business to competitors offering similar products at lower prices, or having other competitive advantages, would adversely affect our results of operations.

If we lose key personnel or are unable to recruit additional qualified personnel, our ability to implement our growth strategies could be hindered.
      Our success depends in part upon the continued services of our senior management team, particularly our Chairman, Chief Executive Officer and President, James G. Petcoff, and our Chief Operating Officer and Executive Vice President, B. Matthew Petcoff. We have entered into employment agreements with James G. Petcoff and B. Matthew Petcoff. As of the date of this prospectus, we also have key-person life insurance on James G. Petcoff having a face value of $6.0 million. We do not have employment agreements with any other executive officers or employees. The loss of any of our executive officers or other key personnel, or our inability to recruit and retain additional qualified personnel as we grow, could materially and adversely affect our business and results of operations and could prevent us from fully implementing our growth strategies.

The success of certain of our product lines, including our bowling center insurance product line, depends upon our receipt of trade association endorsements, and we may not be able to retain existing endorsements or secure new endorsements.
      Our marketing efforts and the growth of certain of our lines of business depend to a significant extent upon our receipt of trade association endorsements. For example, our early success in selling property, general liability and liquor liability insurance policies to owner-operated bowling centers in Michigan was attributable, in large part, to our endorsement by the Bowling Centers Association of Michigan. Our subsequent expansion of our bowling program into other states has been facilitated by similar trade association endorsements in those states. In addition, our liquor liability insurance product line has benefited from our endorsement by the Associated Food Dealers of Michigan. Although we pay marketing fees in connection with these endorsements, we have no long-term contractual rights to any endorsements, and we cannot assure you that we will be able to maintain these endorsements. In addition, we cannot predict whether a particular trade association in a state into which we might seek to expand would grant us any similar endorsement (whether exclusive or non-exclusive). The loss of one or more of our existing endorsements or our failure to obtain additional endorsements could hinder our marketing efforts and limit our ability to compete with other insurance providers.

As a holding company, we depend on payments from our subsidiaries to satisfy our financial obligations and potentially pay cash dividends to our shareholders.
      We are organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we depend upon dividends and other payments from our subsidiaries. We cannot meet our financial obligations unless we receive payments from our subsidiaries, including our insurance company subsidiaries. In addition, the payment of future cash dividends, if any, by us to our shareholders will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by us and our subsidiaries (including those contained in our senior credit facility) and other factors deemed relevant by our board of directors.

Our insurance company subsidiaries are subject to regulatory and other restrictions limiting their ability to pay dividends to us.
      State insurance laws limit the ability of our insurance company subsidiaries to pay dividends to us and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings, which in turn require us to maintain certain levels of capital and surplus in those subsidiaries. The need to maintain capital and surplus levels may affect the ability of our insurance company subsidiaries to pay dividends to us. Without regulatory approval, the aggregate maximum amount of dividends that could be paid to us in 2005 by our insurance company subsidiaries is approximately $3.3 million, which amount has been paid.
      The aggregate maximum amount of dividends permitted by law to be paid by an insurance company does not necessarily define an insurance company’s actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect the ratings of our insurance company subsidiaries; our competitive position; and the amount of premiums that we can write. State insurance regulators have broad discretion to limit the payment of dividends by insurance companies, and our right to participate in any distribution of assets of one of our insurance company subsidiaries is subject to prior claims of policyholders and creditors except to the extent that our rights, if any, as a creditor are recognized. As a result, a prolonged, significant decline in the profits of our insurance company subsidiaries, or regulatory action limiting dividends, could subject us to shortages of cash because our insurance company subsidiaries would not be able to pay us dividends. We also rely on service contracts entered into with or between our non-insurance company subsidiaries and our insurance company subsidiaries, and to the extent that the amounts charged under these contracts are modified by the applicable insurance regulatory authority, less cash may be available to us.

We are subject to comprehensive regulation that poses particular risks to our ability to earn profits.
      Our insurance company subsidiaries are subject to comprehensive regulation by state insurance agencies in Michigan and Florida, the states in which they are domiciled. They are also subject to regulation by state insurance agencies in the states where they sell insurance products, issue policies and handle claims. Additionally, our captive reinsurance subsidiary is subject to regulation under the laws of the District of Columbia. Our ability to comply with these laws and regulations and obtain necessary and timely regulatory action is and will continue to be critical to our success and ability to earn profits.
      Examples of state regulation that pose particular risks to our ability to earn profits include the following:

•	Required licensing. Our insurance company subsidiaries operate under licenses issued by various state insurance agencies. If a regulatory authority were to deny or delay granting a new license, our ability to enter that market quickly or offer new insurance products in that market would be substantially impaired. For example, we have been experiencing difficulty in obtaining a surplus lines license in the state of New York for North Pointe Insurance due to its current A.M. Best rating.

•	Regulation of insurance rates and approval of policy forms. The insurance laws of most states in which we operate require insurance companies to file insurance rate schedules and policy forms for review and approval. If rate increases we deem necessary are not approved by a state insurance agency, we may not be able to respond to market developments and increased costs in that state. For example, we exited the California non-standard automobile insurance market beginning in 2001 due principally to difficulties in obtaining regulatory approval of desired rate increases. Likewise, if insurance policy forms we seek to use are not approved by a state insurance agency, our ability to offer new products and grow our business in that state would be substantially impaired.

•	Restrictions on cancellation, non-renewal or withdrawal. Many states have laws and regulations restricting an insurance company’s ability to cease or significantly reduce its sales of certain types of insurance in that state. These laws and regulations could limit our ability to exit or reduce our business in unprofitable markets or discontinue unprofitable products. For example, we experienced difficulty in exiting the California non-standard automobile insurance market in a timely manner due to regulatory constraints on our ability to cease renewing existing policies.

•	Transactions between insurance companies and their affiliates. Transactions between our subsidiary insurance companies and their affiliates generally must be disclosed to — and in some cases approved by — state insurance agencies. State insurance agencies may refuse to approve or delay their approval of a transaction, which may impact our ability to innovate or operate efficiently.

      Compliance with these state laws and regulations requires us to incur administrative costs that decrease our profits. These laws and regulations may also prevent or limit our ability to underwrite and price risks accurately, obtain timely rate increases necessary to cover increased costs, discontinue unprofitable relationships or exit unprofitable markets, and otherwise grow our business profitably. In addition, our failure to comply with these laws and regulations could result in actions by state or federal regulators, including the imposition of fines and penalties or, in an extreme case, revocation of our ability to do business in one or more states. Finally, we could face individual, group and class-action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks would have an effect on our profitability.

We are subject to other state laws and regulations that impose additional administrative burdens and risks that may also affect our ability to earn profits.
      In addition to the foregoing discussion of state regulations posing particular risks to our profitability, our insurance company subsidiaries and their affiliates are subject to other state laws and regulations in the states where they do business. These regulations involve, among other things:

•	the use of non-public consumer information and related privacy issues;

•	the use of credit history in underwriting and rating;

•	limitations on the ability to charge policy fees;

•	limitations on types and amounts of investments;

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	reporting with respect to financial condition;

•	periodic financial and market conduct examinations performed by state insurance department examiners; and

•	with respect to our premium finance business, the federal Truth-in-Lending Act and similar state statutes. In states where premium finance statutes have not been enacted, we generally are subject to state usury laws that are applicable to consumer loans. State usury laws may limit the amount of interest we are allowed to charge our premium finance customers in these states.
These other state laws and regulations also pose administrative burdens and risks upon our operations that could similarly affect our profitability. See “Business — Regulatory Environment.”

Our insurance company subsidiaries, our premium finance subsidiary and our captive reinsurance subsidiary are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.
      Our insurance companies are subject to risk-based capital standards and other minimum capital and surplus requirements imposed by state laws, including the laws of their states of domicile (Michigan and Florida). The risk-based capital standards, or RBC standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require our insurance company subsidiaries to report their results of risk-based capital calculations to state insurance departments and the NAIC. These RBC standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level RBC limits. In addition, our premium finance subsidiary is subject to minimum capital requirements imposed under the laws of some of the states in which it conducts business, and our captive reinsurance subsidiary is subject to minimum capital and surplus requirements under the laws of the District of Columbia.
      Any failure to meet applicable RBC requirements or minimum statutory capital requirements could subject our insurance companies or our premium finance subsidiary to further examination or corrective action by state regulators, including limitations on our writing of additional business or engaging in finance activities, state supervision or liquidation. Any changes in existing RBC requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we might be unable to do.

A reduction in our insurance company subsidiaries’ A.M. Best financial strength ratings could adversely affect our business and financial condition.
      A.M. Best, generally considered to be a leading authority on insurance company ratings and information, has currently assigned our insurance company subsidiaries financial strength ratings of “B+” (Very Good). The “B+” rating is the sixth highest of 15 rating categories that A.M. Best assigns to insurance companies, ranging from “A++” (Superior) to “F” (In Liquidation). According to A.M. Best, “B+” ratings are assigned to insurers that have a very good ability to meet their current obligations to policyholders. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock. These ratings are subject to change at any time and could be revised downward or revoked in the sole discretion of A.M. Best. The failure of either of our insurance company subsidiaries to maintain its A.M. Best rating could cause our current and future independent agents and insureds to choose to transact their insurance business with more highly rated competitors. Because lenders and reinsurers will use our A.M. Best ratings as a factor in deciding whether to transact business with us, the failure of our insurance company subsidiaries to maintain their current ratings could dissuade a lender or reinsurance company from conducting business with us or might increase our interest or reinsurance costs. In addition, the failure of either of our insurance company subsidiaries to maintain an A.M. Best rating of “B+” (Very Good) or higher would constitute an event of default under the terms of our existing credit facility. These factors would likely have a material adverse effect on our business and financial condition.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitment.
      As part of our overall risk and capacity management strategy, we purchase one or more types of reinsurance coverage, including excess of loss, catastrophe, corporate clash and facultative reinsurance coverage, for 100% (subject to applicable retentions and limits) of the risks underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. We may be unable to maintain our current reinsurance coverage or to obtain on a timely basis other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether we are seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon the expiration thereof. For example, as a result of the large hurricane losses in 2004, market conditions for private reinsurance on Florida hurricane coverage are generally unfavorable and the terms and pricing available to us may not be as favorable as we have obtained in the past or may be prohibitively expensive.
      Moreover, there may be a situation in which we have more than two catastrophe events within one policy year. Since our current catastrophe reinsurance programs only allow for one automatic reinstatement, we would be required to obtain new catastrophe reinsurance to maintain our current level of catastrophe reinsurance coverage. We may find it difficult to obtain such coverage, particularly in the middle of the hurricane season. For example, if a second event has just occurred and at the same time another tropical storm or hurricane is in the Atlantic Ocean, posing a threat of a third event, the reinsurance market may exclude that particular risk from the third event coverage. In addition, reinstatement charges resulting from a catastrophe may constitute material expenses that are in addition to the losses incurred. For example, of our $7.3 million pre-tax expenses relating to four hurricanes in 2004, $1.1 million was attributable to reinstatement charges for our catastrophe reinsurance program.
      As of June 30, 2005, we maintained reinsurance coverage from approximately 30 reinsurers. In the past, depending upon the type of coverage and line of business, it has generally taken us between one and two months to replace reinsurance coverage upon the cancellation or expiration of existing coverage. In order to replace existing reinsurance coverage, we first identify possible alternative reinsurers to provide us with the coverage we require. We do this either through our reinsurance broker or through our contacts in the direct reinsurance market, as well as independent research. Once alternative reinsurers have been identified, we allow them to perform due diligence on our relevant insurance business. Upon completion of this due diligence process, we will negotiate the terms of the applicable reinsurance coverage with the selected reinsurer. We believe that, in the future, it would take at least the same amount of time to identify alternative providers of reinsurance coverage, allow them to perform the necessary diligence regarding our insurance business, and negotiate the terms of the applicable coverage as it has in the past. If we are unwilling to increase our risk exposure or seek to reduce the amount of risk we underwrite, we may be required to pay substantially greater premiums to obtain the desired reinsurance coverage. These increased premiums could, in turn, adversely impact our profitability. Alternatively, if we were to increase our risk exposure in an effort to reduce our reinsurance coverage costs, our results of operations and financial condition could be materially and adversely affected as a result of having to pay greater losses on claims.
      Our current catastrophe reinsurance coverages expire on June 30, 2006, except for our catastrophe reinsurance coverage on our Florida homeowners business which expires on May 31, 2006. Our catastrophe reinsurance program for all of our lines of business except our Florida homeowners business (which is handled under a separate program) provides coverage up to $60.0 million, subject to a retention of $3.0 million. For losses in excess of $10.0 million and up to $26.0 million, we pay 1.25% of losses, with the balance covered by the catastrophe reinsurers. For losses in excess of $26.0 million and up to $60.0 million, the catastrophe reinsurers cover 100% of the losses. Our catastrophe reinsurance program for our Florida homeowners business provides coverage up to $140.0 million, subject to a retention of $3.0 million. Both catastrophe reinsurance programs are designed to provide coverage for two occurrences in a policy year, subject to applicable reinstatement charges. See “Business — Reinsurance.” If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

We could incur significant losses or a shortage of liquidity if our reinsurers are unable to pay or do not pay our claims timely.
      Although our reinsurers are liable to us to the extent we transfer risk to them, if any of our reinsurers cannot pay their reinsurance obligations, or dispute these obligations, we remain liable to pay the claims of our policyholders. At June 30, 2005, we had a total of $40.2 million due us from reinsurers, including $33.4 million of recoverables from losses and $6.8 million in prepaid reinsurance premiums. The largest amount due us from a single reinsurer was $11.0 million, recoverable from Michigan Catastrophic Claims Association. Moreover, at June 30, 2005, we had nine reinsurers that owed us in excess of $1.0 million each and $33.5 million in the aggregate. If any of our reinsurers are unable or unwilling to pay amounts they owe us in a timely fashion, we could suffer a significant loss or a shortage of liquidity, which would have a material adverse effect on our business and results of operations.

The outcome of current industry investigations and regulatory proposals could adversely affect our financial condition and results of operations.
      The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a large number of companies in the industry have received or may receive subpoenas, requests for information from regulatory authorities or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation. In addition, a number of class action lawsuits have been filed against insurance companies, brokers and other insurance industry participants. It is difficult to predict the outcome of these investigations and proceedings, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted, or the impact, if any, of this increased regulatory and law enforcement action and litigation with respect to the insurance industry on our business and financial condition.
      In December 2004, we received an inquiry from the Michigan Office of Financial and Insurance Services requesting information relating to commission arrangements and other agreements between us and our agents. This inquiry indicated that it was part of a general review by Michigan insurance regulators of various aspects of the relationship between insurance companies in Michigan and producers acting as brokers.

We may be subject to risks associated with our continued use of contingent commission arrangements with independent agents in Florida.
      We utilize contingent commission arrangements with certain of our independent agents in Florida that obligate us to pay contingent commissions to these agents based on the profitability of the insurance business written through such agents. We expensed $172,000, $316,000 and $302,000 in the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, respectively, relating to such contingent commission payments. Certain regulatory officials have questioned the use of contingent commission arrangements, primarily alleging that they may be improper if not adequately disclosed to consumers. The NAIC has adopted model legislation that would require greater disclosure of these arrangements by certain insurance agents and brokers, and several state regulators continue to investigate the use of these arrangements throughout the insurance industry.
      The adoption of regulations prohibiting the use of contingent commission arrangements or requiring greater disclosure of such arrangements, especially in the state of Florida, could adversely affect our business by, among other things, requiring us to implement less economically attractive methods of compensating our independent agents in Florida, requiring us to monitor our independent agents’ compliance with applicable disclosure requirements and potentially subjecting us to regulatory action or other liability for their failure to so comply.

Changes in regulation could adversely affect our business.
      We cannot assure you that states will not make existing insurance-related laws and regulations more restrictive in the future or enact new restrictive laws. New or more restrictive laws and regulations in any state in which we conduct business could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. In such event, we might seek to reduce our insurance policy writings in, or to withdraw entirely from, the state in question. In addition, from time to time, Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We cannot predict whether and to what extent new laws and regulations that would affect our business will be adopted, the timing of adoption or the effects, if any, they would have on our business, results of operations or financial condition.
      Further, state statutes currently require that certain types of insurance be maintained by individuals and businesses, including several of our key product lines. For example, a Michigan statute requires any applicant seeking a retail liquor license or a renewal of such license, including bars, restaurants and taverns, to obtain and maintain proof of financial responsibility providing security for liability under the Michigan Liquor Control Code of 1998, which creates liability for a person who sells or otherwise furnishes liquor to an intoxicated person or a minor. The required proof of financial responsibility may be in the form of a policy or policies of liquor liability insurance. Any amendment or repeal of such a state law could adversely affect our business in that state by diminishing the demand for our liquor liability insurance and related products.

Adverse securities market conditions could have a significant and negative impact on our investment portfolio.
      Our results of operations depend in part on the performance of our invested assets. As of June 30, 2005, our total portfolio was $134.3 million, of which $104.5 million was invested in fixed-income securities, $20.3 million in cash and cash equivalents, and $9.5 million in common stocks. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. In general, the fair value of a portfolio of fixed-income securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in fixed-income securities increases or decreases along with interest rates. In addition, some of our fixed-income securities have call or prepayment options. This subjects us to reinvestment risk should interest rates fall and issuers call their securities. We attempt to mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time. Furthermore, actual net investment income or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. An investment has prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates. As of June 30, 2005, if market interest rates were to increase 1.0% (for example, the difference between 5.0% and 6.0%), then the fair value of our fixed-income securities would decrease by approximately $3.7 million. This change in fair value was determined using duration modeling, assuming no prepayments.

We rely on our information technology and telecommunications systems, and the failure or disruption of these systems could disrupt our operations and adversely affect our results of operations.
      Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. Our systems could fail of their own accord or might be disrupted by factors such as natural disasters, power disruptions or surges, computer hackers or terrorist attacks. Failure or disruption of these systems for any reason could interrupt our business and adversely affect our results of operations.

Our failure to implement and maintain adequate internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.
      As a private company without public reporting obligations, we have historically committed limited personnel and resources to the development of the external reporting and compliance obligations that would be required of a public company. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and we have retained a third party to assist us with our internal control evaluation. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with Section 404 no later than the time we file our annual report for fiscal 2006 with the Commission. Recently, we have begun to take measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002.
      In the course of our ongoing evaluation process, we have identified certain areas of internal controls that require improvement, including internal controls relating to account reconciliation and independent supervisory review procedures. While we have begun to address these matters, we may be unable to correct these weaknesses, or other weaknesses that we may identify in our ongoing evaluation, in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002.
      If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect and as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports or otherwise maintain appropriate internal controls, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price for our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Failure to manage effectively the costs and administrative burdens of being a public company would adversely affect our business and results of operations.
      Upon completion of this offering, our common stock will trade on the Nasdaq National Market, and we will be responsible for complying with the various regulatory requirements imposed on public companies by Congress, the Securities and Exchange Commission and Nasdaq. We will incur significant costs and administrative burdens as a result of being a public company, particularly in light of recently adopted and proposed changes in federal statutes, SEC regulations and Nasdaq listing requirements, including the Sarbanes-Oxley Act of 2002. Our business and results of operations would be adversely affected if we were unable to manage effectively these increased costs and administrative burdens.
Risks Related to Our Common Stock and This Offering

Our founders may be able to exert significant control over our future direction and may act in a manner that is adverse to your interests.
      Upon completion of this offering, James G. Petcoff, our Chairman, Chief Executive Officer and President, and B. Matthew Petcoff, our Chief Operating Officer and Executive Vice President, who is also the brother of James G. Petcoff, will in the aggregate own approximately 36.9% of our outstanding common stock (approximately 34.5% if the underwriters’ over-allotment option is exercised in full). As a result, these shareholders will be able to exert significant influence over:

•	the election of our board of directors;

•	our management and policies; and

•	the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
      James G. and B. Matthew Petcoff will also be able to exert significant influence over a change in our control or an amendment to our articles of incorporation or bylaws. Their interests may conflict with the interests of other holders of common stock and they may take actions affecting us with which you disagree.

Future sales of shares of our common stock by existing shareholders in the public market, or the possibility or perception of such sales, could adversely affect the market price of our common stock.
      Upon completion of this offering, our existing shareholders will beneficially own 4,889,187 shares of our common stock, or approximately 55.0% of our outstanding shares (approximately 51.5% if the underwriters’ over-allotment option is exercised in full). All of our executive officers and directors, as well as our existing shareholders, have entered into 180-day lock-up agreements covering an aggregate of 4,889,187 shares of our common stock. These lock-up agreements are subject to certain exceptions and the shares covered by them may be released for resale by approval of SunTrust Capital Markets, Inc., on behalf of the underwriters. Sales of substantial amounts of our common stock in the public market by our management or other shareholders, or the possibility or perception that such sales could occur, could cause the market price of our common stock to fall. If such sales or the perception of such sales causes a decline in the market price for our common stock, it may be more difficult for us to raise additional capital in the equity markets.

There is no existing public market for our common stock and an active trading market may never develop.
      The initial public offering price for our common stock has been determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering there was no public trading market for our common stock and one may never develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

The price of our common stock may be volatile.
      The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause you to lose part or all of your investment in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	variations in our actual or anticipated operating results or changes in the expectations of financial market analysts with respect to our results;

•	investor perceptions of the insurance industry in general and our company in particular;

•	market conditions in the insurance industry and any significant volatility in the market price and trading volume of insurance companies;

•	major catastrophic events;

•	sales of large blocks of our stock or sales by our insiders; or

•	departures of our key personnel.

You will experience immediate and substantial dilution upon your purchase of our common stock in this offering.
      Upon the sale of all 4,000,000 shares of common stock offered by us in this offering, then investors who purchase such shares in this offering:

•	will have paid a per share price that substantially exceeds $9.40, which is the per share value of our total tangible assets after subtracting our total liabilities; and

•	will have paid 89.1% of the total consideration we will have received for our capital stock since our inception, but will own only 45.0% of our outstanding common stock.

      In the event that we issue additional common stock in the future, including shares that may be issued upon the award of restricted stock or the exercise of options and other rights granted under our employee benefit plans, purchasers of our common stock in this offering may experience additional future dilution. See “Dilution.”

Certain provisions of our organizational documents, as well as applicable insurance laws and Michigan corporate law, could impede an attempt to replace or remove our management, prevent the sale of our company or prevent or frustrate any attempt by shareholders to change the direction of our company, each of which could diminish the value of our common stock.
      Our second amended and restated articles of incorporation and bylaws, as well as applicable insurance laws and Michigan corporate law, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company that, in either case, shareholders might consider to be in their best interests. For example, our articles of incorporation prevent shareholders from calling special meetings of the shareholders, and our bylaws establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders’ meetings. Our articles of incorporation also authorize our board of directors to determine the rights, preferences and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. Further, the insurance laws of the states in which our insurance companies are domiciled prohibit any person from acquiring control of us, and thus indirect control of our insurance company subsidiaries, without the prior written approval of state regulators. Also, certain anti-takeover provisions of the Michigan General Corporation Law could make it more difficult for an unsolicited bidder to acquire us. These provisions of our articles of incorporation and bylaws, and these laws, may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable. As a result, efforts by our shareholders to change the direction or management of our company may be unsuccessful and the existence of such provisions may adversely affect market prices for our common stock if they are viewed as discouraging takeover attempts.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “should,” “intend” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.
      We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

USE OF PROCEEDS
      After deducting the underwriting discount and our estimated offering expenses, we estimate that we will receive net proceeds from this offering of approximately $42.4 million (approximately $49.1 million if the underwriters’ over-allotment option is exercised in full). Of this amount, approximately $19.0 million will be contributed to our North Pointe Insurance and North Pointe Casualty subsidiaries in order to increase their statutory surplus. These subsidiaries will use those funds to purchase high-quality marketable securities consistent with our investment policies. We will also use approximately $23.0 million of the net proceeds to reduce the amount outstanding under our senior credit facility, which accrues interest at 6.25% per annum and had an outstanding balance of $22.7 million at June 30, 2005. The remaining net proceeds will be used for general corporate purposes, including but not limited to working capital needs.
DIVIDEND POLICY
      We have no legal obligation to pay, and our existing senior credit facility prohibits us from declaring or paying without lender approval, dividends, and there is no assurance that we will pay any dividends in the future. Our current dividend policy is to pay no dividends, retaining all earnings for general corporate purposes. Any change in this policy and related declarations and payments of dividends is within the sole discretion of our board of directors and would depend on, among other things, our financial condition, results of operations, cash requirements, business prospects, existing contractual restrictions (including those contained in our senior debt facility) and regulatory restrictions on the declaration and payment of dividends by our subsidiaries. We are organized as a holding company, which is a legal entity separate and distinct from its subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other payments from our subsidiaries, which include our insurance company subsidiaries. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends to us. See “Business — Regulatory Environment — Regulation on Paying Dividends.”

CAPITALIZATION
      The following table sets forth our capitalization at June 30, 2005, on an actual basis and as adjusted to give effect to the application of the net proceeds from the sale by us of 4,000,000 shares of common stock in this offering, after deducting the underwriting discount and our estimated offering expenses.
      You should read this table in conjunction with our consolidated financial statements and related notes contained in this prospectus as well as “Use of Proceeds,” “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Bank debt	$22,706	$—
Shareholders’ equity:
Common stock, no par value: 10,000,000 shares authorized; 4,889,187 shares issued and outstanding; 8,889,187 shares issued and outstanding, as adjusted	5,880	48,265
Accumulated other comprehensive income — unrealized (loss)	385	385
Retained earnings	34,938	34,938

Total shareholders’ equity	41,203	83,588

Total capitalization	$63,909	$83,588

      The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of June 30, 2005. The table excludes 888,918 shares of common stock reserved for issuance pursuant to our Equity Incentive Plan, pursuant to which 2,500 shares of restricted stock and options to purchase 402,500 shares of common stock will be awarded immediately upon completion of this offering. See “Management — Equity Incentive Plan.”

DILUTION
      The purchasers of shares of our common stock in this offering will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after completion of this offering. Net tangible book value per share is equal to the amount of our total tangible assets, or total assets less intangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Our net tangible book value as of June 30, 2005 was $41.2 million, or $8.43 per share. After giving effect to the sale of 4,000,000 shares of common stock offered by us in this offering, and after deducting the underwriting discount and our estimated offering expenses, our adjusted net tangible book value as of June 30, 2005 would have been approximately $83.6 million, or approximately $9.40 per share. This represents an immediate increase in net tangible book value of $0.97 per share to existing shareholders and an immediate dilution in net tangible book value of $2.60 per share to new investors.
      The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$12.00
Net tangible book value per share as of June 30, 2005	$8.43
Increase in net tangible book value per share attributable to new investors	0.97

Adjusted net tangible book value per share after this offering		9.40

Dilution per share to new investors		$2.60

      If the underwriters exercise in full their option to purchase additional shares in this offering, then our adjusted net tangible book value at June 30, 2005 would have been approximately $90.3 million, or $9.51 per share, representing an immediate increase in net tangible book value to our existing shareholders of $1.08 per share and an immediate dilution to new investors of $2.49 per share.
      The following table summarizes, on an adjusted basis as of June 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by the purchasers of shares in this offering. In our calculations, we have not deducted the underwriting discount or our estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

			(Dollars in thousands,
			except per share data)
Existing shareholders	4,889,187	55.0%	$5,880	10.9%	$1.20
New investors in this offering	4,000,000	45.0	48,000	89.1	$12.00

Total	8,889,187	100.0%	$53,880	100.0%

OUR COMPANY HISTORY
Founding and Early Expansion
      In 1986, our Chief Executive Officer, James G. Petcoff, formed a managing general agency, Affiliated International Services, Inc., now known as North Pointe Financial Services, Inc., to market liquor liability, general liability and property insurance to restaurants, bars, taverns and small grocery and convenience stores in Michigan. In the same year, he formed North Pointe Insurance Company to write that insurance. North Pointe Insurance received its certificate of authority from the Michigan Department of Insurance in January 1987. Since 1995, North Pointe Insurance has been the leading insurer of businesses with liquor licenses in Michigan, maintaining at least 30% of the state’s liquor liability insurance market, based on data published by the Michigan Liquor Control Commission. North Pointe Insurance is a wholly-owned subsidiary of North Pointe Financial.
      In 1990, through its expertise in insuring small businesses with liquor licenses, North Pointe Insurance developed a relationship with the Bowling Centers Association of Michigan. In the same year, that association endorsed North Pointe Insurance as the preferred insurance carrier for its bowling center members. Every year since 1990, North Pointe Insurance has insured over 40% of the member bowling centers of the Bowling Centers Association of Michigan, according to data published by that organization.
      North Pointe Insurance began to expand its operations outside of Michigan in 1995 by writing insurance policies for liquor-licensed small businesses and bowling centers in Illinois and Ohio. Over the next two years, this expansion continued into Indiana, Iowa and South Dakota. In 1996, North Pointe Insurance entered the personal lines insurance business by offering non-standard personal automobile insurance in Michigan.
      In the mid-to-late 1990s, Queensway Financial Holdings Limited, a Toronto-based holding company listed on the Toronto Stock Exchange, was actively pursuing a strategy to acquire insurance companies, agencies and premium finance companies throughout North America, acquiring over 30 companies between 1992 and early 1999. In 1997, Queensway approached North Pointe Financial regarding a proposed purchase of North Pointe Financial and its subsidiaries. At about the same time, North Pointe Financial began negotiations for the purchase of Consolidated Property & Casualty Insurance Company, an insurer that wrote property and liability insurance coverages for small businesses in South Florida. North Pointe Financial invited Queensway to join it in the acquisition of Consolidated Property & Casualty in 1998.
      Subsequent to the acquisition of Consolidated, discussions between the two companies continued regarding Queensway’s possible acquisition of North Pointe Financial and its subsidiaries. In June 1998, Queensway acquired North Pointe Financial and its subsidiaries for $33.9 million in cash and stock. North Pointe Financial retained its existing management following the acquisition.
      In February 1999, Queensway’s board of directors asked officers and other personnel from North Pointe Financial to perform an internal audit of an Indiana-domiciled insurance company subsidiary of Queensway. This audit uncovered that the insurance subsidiary in question had materially understated reserves for losses and loss adjustment expenses. These financial problems were subsequently disclosed to Queensway’s board and the Indiana Department of Insurance, and the insurance subsidiary’s management was terminated. At about the same time, both the Queensway board and the Indiana insurance regulators asked North Pointe Financial personnel to assume management of the insurance subsidiary.
      As a result of the financial problems at this and other Queensway subsidiaries, in the summer of 1999, Queensway’s board asked North Pointe Financial’s President, James G. Petcoff, to assume Queensway’s presidency. Shortly thereafter Queensway’s Chairman resigned, and Mr. Petcoff was appointed Queensway’s Chairman. In addition, North Pointe Financial’s Chief Operating Officer and General Counsel were appointed to those same positions with Queensway. They, in turn, called upon other North Pointe Financial personnel to provide accounting, claims, legal, management and information services for Queensway pursuant to service agreements with North Pointe Financial and its subsidiaries.
      North Pointe Financial and its management subsequently worked with Queensway’s board of directors and various state regulatory agencies to assist with managing Queensway, determining which of Queensway’s U.S. subsidiaries were solvent and, when possible, restructuring or selling those operations that were viable. In January 2001, the insurance regulators in Indiana, Georgia and Florida placed three of Queensway’s subsidiaries in liquidation. In May 2001, the North Pointe Financial employees resigned from their positions with Queensway and, shortly thereafter, Queensway filed for interim receivership under Canadian law. North

Pointe Financial and members of its management subsequently cooperated with the interim receiver, Ernst & Young LLP, to reorganize or sell Queensway’s remaining assets, assisting in the sales of several of Queensway’s U.S. subsidiaries.
      Despite Queensway’s difficulties, North Pointe Financial and its subsidiaries continued to grow gross premiums written. In addition, during the time they were owned by Queensway, North Pointe Financial and its subsidiaries acquired or assumed management of several Queensway subsidiaries as part of an effort to streamline Queensway’s operations. In 1999, North Pointe Financial assumed management of Universal Fire & Casualty, an Indiana insurer that provided non-standard homeowners and dwelling/fire insurance products to individuals in Indiana, Illinois and Missouri. Also in 1999, a subsidiary of North Pointe Financial merged with Chicago-based Pembridge General Insurance Company (which provided commercial automobile coverages), and the resulting company subsequently merged into North Pointe Insurance in 2000. In January 2001, North Pointe Insurance purchased the new and renewal policy rights relating to a book of small business insurance in Florida owned by Queensway International Indemnity Company, a Queensway subsidiary based in Jacksonville, Florida. This book of business and the employees that serviced it constituted the basis of our Jacksonville office.
Management Buyout and Recent History
      In 2001, the North Pointe Financial management team determined that a management-led buyout of the North Pointe companies was in the best interests of its policyholders, independent agents and Queensway’s creditors, and incorporated North Pointe Holdings Corporation for the purpose of effecting that transaction.
      On June 26, 2002, James G. Petcoff led a group comprised of company management and other investors in the purchase of all of the common stock of North Pointe Financial (including its subsidiary, North Pointe Insurance), Universal Fire & Casualty, and Alliance Surety Holdings, Inc. from Queensway’s interim receiver for $23.0 million in cash. This terminated our affiliation with Queensway. Subsequently, in July 2003, we transferred Universal Fire & Casualty’s book of homeowners and fire/dwelling business to North Pointe Insurance via a reinsurance and indemnity agreement and sold the remaining shell company to a third party.
      On February 28, 2004, North Pointe Financial purchased all of the outstanding common stock of Queensway International from the Georgia Insurance Commissioner, as liquidator of the company’s parent, for $11.0 million. This company was subsequently renamed North Pointe Casualty Insurance Company. North Pointe Casualty is authorized to write as an excess and surplus lines carrier in 29 states and licensed to write as an admitted carrier in four states. All of North Pointe Casualty’s business has been in claims run-off since December 31, 2000. As of the date of purchase, the company had no ongoing business except for the administration of the run-off book. We intend to utilize North Pointe Casualty’s licenses and surplus to move existing business out of North Pointe Insurance, to start new initiatives in other states and to improve our opportunities to write specialty coverages with the price and form flexibility enjoyed by surplus lines carriers. In August 2004, North Pointe Casualty began writing new business.
      On October 15, 2004, we sold the renewal policy rights relating to our non-standard personal automobile insurance line to a subsidiary of Nationwide Mutual Insurance Company. In addition, on November 10, 2004, we obtained the right to offer new homeowners insurance policies to approximately 50,000 former policyholders of American Superior in Florida whose coverage was terminated effective January 14, 2005 as part of that insurer’s ongoing liquidation proceedings. As of the date of this prospectus, we have issued new policies to approximately 31,000 of these former policyholders of American Superior, but we do not expect to issue a significant number of additional new policies to its remaining former policyholders. In February 2005, we organized a new Florida insurance subsidiary, Home Pointe Insurance, to write our future Florida homeowners insurance business. We have applied for and received the requisite license for this company from the Florida Department of Insurance. As of the date of this Prospectus, we have capitalized this insurance subsidiary with $7.5 million. On August 31, 2005, the Florida Department of Insurance approved our premium rates, allowing us to begin writing policies through this subsidiary beginning in September 2005. In addition, we organized a new managing general agency, Home Pointe Managing General Agency, Inc., in February 2005 to market, underwrite and administer claims for our homeowners insurance line in Florida.
      In March 2005, we organized a District of Columbia-domiciled captive reinsurance subsidiary, Midfield Insurance Company. We believe that retaining a certain level of risk exposure in Midfield will allow us greater cash management flexibility than if we retained the same level of risk exposure in one or more of our insurance company subsidiaries. See “Summary — Company History and Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information is based upon our historical financial statements and has been prepared to illustrate the effects of the sale of the new and renewal policy rights relating to our non-standard personal automobile insurance line for an aggregate purchase price of $4.0 million. See “Summary — Company History and Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”
      The unaudited pro forma income statement for the year ended December 31, 2004 gives effect to the foregoing transaction as if it had been completed on January 1, 2004. The unaudited pro forma income statement for the year ended December 31, 2004 was prepared based upon our historical financial statements for that period.
      The unaudited pro forma financial information is provided for comparative purposes only and is not indicative of the results of operations or financial position we would have had the transaction been consummated at January 1, 2004, nor is it indicative of our future operating results or financial position. The unaudited pro forma adjustments are based upon currently available information and upon certain assumptions that our management believes are reasonable under the circumstances. The unaudited pro forma financial information and notes thereto should be read in conjunction with our consolidated and combined financial statements and related notes included elsewhere in this prospectus.

	Historical	Adjustments		Pro Forma

	(Dollars in thousands, except per share and ratio
	data)
Gross premiums written	$96,461	$(15,286	)(1)	$81,175

Net premiums written	80,493	(12,326	)(2)	68,167

Revenues:
Net premiums earned	$76,957	$(15,110	)(3)	$61,847
Investment income, net of investment expenses	2,377	(8	)(4)	2,369
Net realized capital gains	886	—		886
Installment fees and other income	2,222	(901	)(5)	1,321
Gains on sales of businesses	4,285	(4,000	)(6)	285

Total revenues	86,727	(20,019)		66,708
Expenses:
Losses and loss adjustment expenses, net	41,503	(9,813	)(7)	31,690
Policy acquisition costs	18,687	(3,871	)(8)	14,816
Other underwriting and operating expenses	13,730	(1,057	)(8)	12,673
Interest expense	763	—		763

Total expenses	74,683	(14,741)		59,942

Income before federal income taxes and extraordinary item	12,044	(5,278)		6,766
Federal income tax expense	3,516	(1,795	)(9)	1,721

Income before extraordinary item	$8,528	$(3,483)		$5,045

Earnings Per Share:
Income before extraordinary item:
Basic (Restated)	$1.50	$(0.69)		$0.81
Diluted	1.46	(0.59)		0.87
Weighted average number of shares:
Basic	5,052,171	—		5,052,171
Diluted	5,860,580	—		5,860,580
Key Financial Ratios:
Loss ratio	52.4%	(2.2)%		50.2%
Expense ratio	41.0	2.5		43.5
Combined ratio	93.4	0.3		93.7

(1)	The reduction in gross premiums written reflects the amount of personal automobile gross premiums written.

(2)	The reduction in net premiums written reflects the amount of personal automobile net premiums written.

(3)	The reduction in net premiums earned reflects the amount of personal automobile net premiums earned.

(4)	The reduction in investment income reflects a reduction in the average balance of our cash and investments due to a reduction in our cash flows.

(5)	The reduction in installment fees and other income reflects installment fees related to the personal automobile insurance line.

(6)	The reduction in gains on sales of businesses reflects the gain generated from the sale of the renewal rights of the personal automobile insurance line.

(7)	The reduction in losses and loss adjustment expenses reflects losses and loss adjustment expenses related to our personal automobile insurance line.

(8)	The reduction in policy acquisition, underwriting and operating expenses reflects policy acquisition, underwriting and operating expenses related to our personal automobile insurance line in 2004. We did not include the employee salary and benefits expenses related to our personal automobile insurance line in the adjustment to underwriting and operating expenses because we redeployed the employees associated with these expenses to the Florida homeowners business we initiated in December 2004. The amount of expenses associated with these employees was $1.3 million in 2004.

(9)	Adjustments to federal income tax expense to arrive at the pro forma amount were calculated based on an effective tax rate of 34.0%.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following tables set forth our selected consolidated or combined financial information for the periods indicated.
      The information as of and for the six months ended June 30, 2005 and 2004 was derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly our results of operations and financial position as of and for the periods provided. The results of operations as of and for the six months ended June 30, 2005 should not be regarded as indicative of results for the full year.
      The information as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2004, 2003 and the period from June 26 through December 31, 2002 was derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. We purchased our operating subsidiaries on June 26, 2002, and our holding company had minimal activity prior to the acquisition of our subsidiaries.
      The information as of and for the period ended June 25, 2002 and the year ended December 31, 2001 was derived from the Predecessor Companies’ combined financial statements, which were audited by PricewaterhouseCoopers LLP.
      The information as of and for the year ended December 31, 2000 were derived from our Predecessor Companies’ unaudited combined financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the Predecessor Companies’ results of operations and financial position as of and for the period provided.
      Our audited consolidated financial statements and those of the Predecessor Companies for these periods are included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. You should read this selected financial information together with our consolidated and combined financial statements and related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

North Pointe Holdings Corporation and Predecessor Companies
Five Year Selected Financial Data

			North Pointe Holdings Corporation			Predecessor Companies

					As Of And
					For The			Unaudited
					Period From	As Of And
	As Of And For The		As Of And For The		June 26,	For The	As Of And	As Of And
	Six Months Ended		Year Ended		2002	Period	For The	For The
	June 30,		December 31,		Through	Ended	Year Ended	Year Ended
					December 31,	June 25,	December 31,	December 31,
	2005(1)	2004	2004(2)	2003	2002	2002	2001	2000

	(Dollars in thousands, except per share and ratio data)
Statement of Operations Data:
Revenues:
Direct premiums written	$67,635	$47,790	$94,548	$88,036	$38,757	$38,667	$76,113	$56,011
Assumed premiums written	623	1,338	1,913	167	73	154	11,775 (3)	1,987

Gross premiums written	68,258	49,128	96,461	88,203	38,830	38,821	87,888	57,998

Net premiums written	59,564	42,066	80,493	76,224	29,674	30,023	73,597	46,583

Net premiums earned	$45,192	$38,358	$76,957	$68,740	$23,815	$31,078	$63,382	$47,790
Investment income, net of investment expenses	1,688	1,063	2,377	2,174	1,452	1,822	4,641	3,990
Net realized capital gains (losses)	(229)	63	886	1,264	976	(108)	2,542	339
Installment fees and other income	779	1,211	2,222	2,047	1,155	1,424	4,095	2,898
Gains on sales of businesses(4)	—	—	4,285	200	—	—	—	—

Total revenues	47,430	40,695	86,727	74,425	27,398	34,216	74,660	55,017
Expenses:
Losses and loss adjustment expenses, net	18,365	18,801	41,503	33,141	14,827	17,712	45,267	32,333
Policy acquisition costs	11,265	9,457	18,687	17,409	1,640	7,584	16,039	10,700
Other underwriting and operating expenses	7,694	6,745	13,730	13,159	6,345	9,362	12,798	10,108
Interest expense	494	286	763	422	329	28	67	332
Amortization and write-off of goodwill(5)	—	—	—	—	—	—	—	18,332

Total expenses	37,818	35,289	74,683	64,131	23,141	34,686	74,171	71,805
Equity in (loss) income of affiliate	—	—	—	—	—	—	(552)	277

Income (loss) before federal income tax expense (benefit) and extraordinary items	9,612	5,406	12,044	10,294	4,257	(470)	(63)	(16,511)
Federal income tax expense (benefit)	3,477	1,846	3,516	3,725	1,451	(69)	(554)	(1,027)

Income (loss) before discontinued operations and extraordinary items	6,135	3,560	8,528	6,569	2,806	(401)	491	(15,484)
Loss from discontinued operations, net of tax(6)	—	—	—	—	—	—	—	(4,259)
Extraordinary items(7)	—	2,905	2,905	—	10,860	—	—	—

Net income (loss)	$6,135	$6,465	$11,433	$6,569	$13,666	$(401)	$491	$(19,743)

Earnings Per Share Data:
Income before extraordinary items:
Basic (Restated)(8)	$1.25	$0.50	$1.50	$1.16	$0.96	—	—	—
Diluted	1.25	0.50	1.46	0.90	0.75	—	—	—
Net income:
Basic (Restated)(8)	1.25	1.05	2.07	1.16	4.76	—	—	—
Diluted	1.25	1.05	1.95	0.90	3.63	—	—	—
Balance Sheet Data:
Cash and investments	$134,297	$120,208	$115,226	$99,431	$93,596	$89,964	$93,384	$85,677
Total assets	217,562	190,498	205,079	165,433	165,191	165,680	171,301	142,594
Losses and loss adjustment expenses	86,523	86,833	96,561	76,319	82,949	84,197	87,201	68,049
Bank debt	22,706	21,210	20,062	10,848	12,313	1,060	1,289	993
Total liabilities	176,359	161,192	170,387	137,340	142,525	131,905	134,278	102,771
Redeemable preferred stock (Restated)(9)	—	—	—	2,000	2,000	—	—	—
Shareholders’ equity (Restated)(9)	41,203	29,306	34,692	26,093	20,666	33,775	37,023	39,823
Combined statutory capital and surplus(10)	45,527	43,844	47,900	29,706	29,107	22,352	22,274	21,847
Book value per share(11)	$8.43	$5.99	$7.10	$5.01	$3.74	—	—	—
Key Financial Ratios:
Loss ratio(12)	39.9%	47.5%	52.4%	46.8%	59.4%	54.5%	67.1%	63.8%
Expense ratio(13)	41.2	40.9	41.0	43.2	32.0	52.1	42.7	41.1
Combined ratio(14)	81.1	88.4	93.4	90.0	91.4	106.6	109.8	104.9

(1)	Of our gross premiums written in the first six months of 2005, $27.7 million was attributable to our new Florida homeowners business. We expect that a significant component of our gross premiums written relating to this business will continue to occur in the first quarter of every year, but these premiums will be earned over the respective terms of the individual policies.

(2)	Our results for the year ended December 31, 2004 include $7.3 million of pre-tax expenses ($4.8 million after tax) related to four hurricanes that impacted Florida in August and September 2004. Of this $7.3 million, $6.2 million was attributable to losses and loss adjustment expenses related to policyholder claims (after the effect of reinsurance). The remaining $1.1 million of the $7.3 million in hurricane-related expenses was attributable to additional reinsurance costs we incurred relating to our catastrophe reinsurance coverage after each hurricane, which costs were recorded as a reduction in our net premiums earned. Our loss ratio increased from 44.0% to 52.4% as a result of these hurricanes.

(3)	Our assumed premiums written for the year ended December 31, 2001 includes $6.7 million of unearned premiums that had been written but not earned in 2000 related to our acquisition of the new and renewal rights to the book of business that we acquired in January 2001 from Queensway International. We recorded these unearned premiums as assumed premiums written at the time of the acquisition. As a result, our gross premiums written for 2001 includes both a full year of premiums produced by this book in 2001 and a portion of the premiums produced in 2000.

(4)	The gains on sales of businesses in 2004 was generated by a $4.0 million gain on the sale of the renewal policy rights relating to our non-standard personal automobile insurance line and a $285,000 gain on the sale of our renewal rights relating to approximately 100 liquor liability policies. The $200,000 gain on sales of businesses in 2003 was generated by a gain on the sale of Universal Fire & Casualty.

(5)	The amortization and impairment write-off of goodwill in 2000 was generated by the write-off of goodwill relating to Queensway’s acquisition of North Pointe Financial in 1998.

(6)	The loss from discontinued operations, net of tax represents the results of a former subsidiary of Alliance Surety Holdings that was sold in 2001. At the time of our acquisition of Alliance Surety Holdings in June 2002, it had no subsidiaries.

(7)	Extraordinary items reflect income generated through the recognition of negative goodwill resulting from acquisitions of companies purchased for less than the aggregate fair value of their net assets. We acquired Queensway International (subsequently renamed North Pointe Casualty Insurance Company) on February 28, 2004 for $11.0 million, resulting in an extraordinary gain of $2.9 million. We acquired the Predecessor Companies on June 26, 2002 for $23.0 million, resulting in an extraordinary gain of $10.9 million.

(8)	We repurchased redeemable preferred stock in 2004 for an aggregate amount that was $888,000 more than its carrying value. We have restated our earnings per share for 2004 to include this amount as a charge to the earnings used to calculate our earnings per share. We did not include this charge in our earnings per share as part of our originally issued financial statements for the year ended December 31, 2004.

(9)	We have determined that we should correct the classification of our preferred stock as a redeemable preferred stock as certain deemed liquidation and forced sale rights are associated with the preferred stock. Accordingly, we have restated shareholders’ equity to reflect the reclassification of the redeemable preferred stock to mezzanine equity at December 31, 2003 and 2002.

(10)	As of December 31, 2004 combined statutory capital and surplus includes $15.0 million for North Pointe Casualty, which was acquired in February 2004 utilizing a combination of holding company funds and new debt. The 2000 combined statutory capital and surplus excludes Alliance Surety Holdings’ former subsidiary, reported as a discontinued operation.

(11)	Book value per share equals the quotient obtained by dividing shareholders’ equity by the number of shares of common stock outstanding.

(12)	Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred divided by the sum of net premiums earned, installment fees and other income.

(13)	Expense ratio is the ratio (expressed as a percentage) of commissions and operating expenses divided by the sum of net premiums earned, installment fees and other income.

(14)	Combined ratio is the sum of the loss ratio and the expense ratio.

QUARTERLY RESULTS OF OPERATIONS
      Our results of operations may vary significantly from quarter to quarter depending on a number of factors, including seasonal variations in claims related to seasonal weather patterns, and market and economic conditions.
      As a result of these factors, period-to-period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance. We cannot assure you that quarterly results will not fluctuate, causing a material adverse effect on our business, results of operations and financial condition.

	Quarter Ended

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2005	2005	2004	2004(1)	2004	2004	2003	2003	2003

	(Dollars in thousands, except per share and ratio data)
	(Unaudited)
Statement of Operations Data:
Revenues:
Gross premiums written	$22,437	$45,821	$24,991	$22,342	$24,777	$24,351	$26,871	$18,901	$20,739

Net premiums written	$17,898	$41,666	$21,386	$17,041	$21,071	$20,995	$22,403	$15,540	$15,247

Net premiums earned	$23,057	$22,135	$19,918	$18,681	$19,564	$18,794	$18,096	$17,250	$17,147
Investment income, net	926	762	701	613	563	500	305	566	683
Net realized capital gains (losses)	(96)	(133)	827	(4)	23	40	252	660	351
Installment fees and other income	436	343	443	568	569	642	600	496	426
Gains on sales of businesses	—	—	4,000	285	—	—	—	200	—

Total revenues	24,323	23,107	25,889	20,143	20,719	19,976	19,253	19,172	18,607
Expenses:
Losses and loss adjustment expenses, net	9,274	9,091	9,586	13,116	8,562	10,239	6,174	8,891	8,492
Policy acquisition costs	5,236	6,029	4,582	4,648	5,043	4,414	4,378	4,488	4,272
Other underwriting and operating expenses	3,829	3,865	3,792	3,193	3,865	2,880	4,015	3,340	2,875
Interest expense	264	230	245	232	145	141	85	108	108

Total expenses	18,603	19,215	18,205	21,189	17,615	17,674	14,652	16,827	15,747

Income (loss) before federal income tax expense (benefit) and extraordinary item	5,720	3,892	7,684	(1,046)	3,104	2,302	4,601	2,345	2,860
Federal income tax expense (benefit)	2,131	1,346	2,510	(840)	1,026	820	1,742	802	947

Income (loss) before extraordinary item	3,589	2,546	5,174	(206)	2,078	1,482	2,859	1,543	1,913
Extraordinary item	—	—	—	—	—	2,905	—	—	—

Net income (loss)	$3,589	$2,546	$5,174	$(206)	$2,078	$4,387	$2,859	$1,543	$1,913

Earnings Per Share Data:
Income (loss) before extraordinary item:
Basic (Restated)(2)	$0.73	$0.52	$1.06	$(0.04)	$0.22	$0.28	$0.54	$0.27	$0.33
Diluted	0.73	0.52	1.06	(0.04)	0.22	0.22	0.39	0.21	0.26
Net income (loss):
Basic (Restated)(2)	0.73	0.52	1.06	(0.04)	0.22	0.83	0.54	0.27	0.33
Diluted	0.73	0.52	1.06	(0.04)	0.22	0.64	0.39	0.21	0.26
Key Financial Ratios:
Loss ratio	39.5%	40.4%	47.1%	68.1%	42.5%	52.7%	33.0%	50.1%	48.3%
Expense ratio	38.6	44.0	41.1	40.7	44.2	37.5	44.9	44.1	40.7
Combined ratio	78.1	84.4	88.2	108.8	86.7	90.2	77.9	94.2	89.0

(1)	Our results for the quarter ended September 30, 2004 include $7.3 million of pre-tax expenses ($4.8 million after tax) related to four hurricanes that impacted Florida in August and September 2004. Of this $7.3 million, $6.2 million was attributable to losses and loss adjustment expenses related to policyholder claims (after the effect of reinsurance). The remaining $1.1 million of the $7.3 million in hurricane-related expenses was attributable to additional reinsurance costs we incurred relating to our catastrophe reinsurance coverage after each hurricane, which costs were recorded as a reduction in our net premiums earned.

(2)	Earnings used to calculate earnings per share for the quarter ended June 30, 2004 has been reduced by the amount of the repurchase price for the preferred stock that was in excess of the carrying value of the preferred stock. This charge to earnings per share was not considered in Amendment No. 1 to Form S-1.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated and combined financial statements and the related notes thereto and the “Selected Historical Financial Information,” all included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” included elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.
Overview
      North Pointe Holdings is an insurance holding company whose insurance company subsidiaries market and service specialty commercial and personal insurance products. We also have three non-insurance company subsidiaries that provide administrative, agency and premium finance services.
      Our revenues are principally derived from premiums earned from our insurance operations. Other revenues are primarily generated through investment income and installment fees associated with our personal automobile insurance and accident and health insurance products. We sold the new and renewal policy rights relating to our non-standard personal automobile insurance line in October 2004 and exited the accident and health insurance market beginning in 2002 (with the exception of one remaining group health insurance account, which was terminated effective May 31, 2005). Our expenses consist primarily of loss and loss adjustment expenses, agents’ commissions and other underwriting and administrative expenses. We report consolidated financial information in three business segments: our commercial lines insurance segment, our personal lines insurance segment and our administrative services segment.
      Between our insurance companies we are licensed to write insurance in 44 states as an admitted carrier, and we are authorized to write insurance as an excess and surplus lines carrier in 31 states. We currently offer our insurance products in 29 states, with ongoing initiatives to selectively enter additional states. For the six months ended June 30, 2005 and the year ended December 31, 2004, 59.9% and 36.3%, respectively, of our net premiums earned related to policies issued to customers in Florida, 22.9% and 43.8%, respectively, of our net premiums earned related to policies issued to customers in Michigan and 9.1% and 12.1%, respectively, of our net premiums earned related to customers in Indiana and Illinois collectively. On a pro forma basis, after giving effect to the sale of our non-standard personal automobile book of business, 45.1% and 30.1% of our net premiums earned for the year ended December 31, 2004 related to policies issued to customers in Florida and Michigan, respectively.
      We market and sell our insurance products through a network of over 1,750 independent agents that distribute our policies through their approximately 2,600 sales offices. In each of the six months ended June 30, 2005 and the year ended December 31, 2004, our single largest agent wrote 4.7% and 4.1%, respectively, of our gross premiums written and our top five agents wrote 14.4% and 14.8%, respectively, of our gross premiums written. No other agent wrote more than 2.0% of our gross premiums written in either of those periods.
      After the onset of Queensway’s financial difficulties in early 1999, our management team was asked by Queensway and various state regulatory agencies to assist with managing Queensway and its subsidiaries, determining which of Queensway’s subsidiaries were solvent and, when possible, restructuring or selling those operations that were viable. As a result, during the period beginning in early 1999 and continuing until our acquisition of North Pointe Financial and its subsidiaries from Queensway in June 2002, members of our management team played an active role in assisting in the management of Queensway, limiting the amount of time they could focus exclusively on the operations of North Pointe Financial and its subsidiaries.
      As our senior management team started in 2001 to reduce its level of involvement in the management of Queensway, we began implementing specific strategic initiatives designed to enhance the profitability of our commercial and personal lines businesses. These initiatives included increasing rates for all of our lines of business, refining the underwriting process and marketing efforts in our non-standard personal automobile insurance line of business, exiting the non-standard personal automobile insurance market in California, exiting the commercial automobile insurance market in Illinois, and not renewing all but one group accident and health insurance client.
      On October 15, 2004, we sold the renewal policy rights relating to our non-standard personal automobile insurance line for an aggregate purchase price of $4.0 million. We received $3.0 million of the purchase price at closing and the remaining $1.0 million 60 days after closing once certain post-closing obligations relating to the orderly transfer of the business to the buyer were met. As part of this transaction, we have agreed not to compete in the non-standard automobile insurance business in Michigan for a period of three years after closing. We continue, however, to be responsible for performing claims, underwriting and other administrative services with respect to the run-off of non-standard automobile policies that were either expired or still in-force at the time the sale was completed.
      On November 10, 2004, we entered into an agreement with the Florida Department of Financial Services, in its capacity as receiver of American Superior Insurance Company, pursuant to which we obtained the right to offer new homeowners insurance policies to former policyholders of American Superior in Florida whose coverage was terminated effective January 14, 2005 as part of that insurer’s ongoing liquidation proceedings. We pay the receiver $2 for each new policy issued to these former policyholders. As of the date of this prospectus, we have issued new policies to approximately 31,000 of these policyholders, but we do not expect to issue a significant number of additional new policies to the remaining former policyholders of American Superior.
      Although the homeowners insurance policies initially issued to the former policyholders of American Superior are being written by our North Pointe Casualty subsidiary, we have formed a new Florida insurance company subsidiary for the purpose of servicing this business beginning in September 2005. Our wholly-owned subsidiary, South Pointe Financial Services, Inc., is currently serving as the managing general agent, or MGA, with respect to this Florida homeowners business, working with the approximately 250 independent agents having relationships with the former policyholders of American Superior. As MGA, South Pointe receives commissions and is entitled to charge each policyholder a fee of $25 per policy written.
Segment Reporting
      We evaluate our operations by dividing our businesses into three segments: commercial lines insurance, personal lines insurance and administrative services.
      Through our commercial lines insurance segment, we provide liquor liability, general liability, property, commercial multi-peril, commercial automobile and other insurance, primarily to owner-operated small and mid-sized businesses. These businesses include restaurants, bars, taverns, small grocery and convenience stores, bowling centers, automobile repair facilities, artisans, contractors and other small commercial accounts.
      Through our personal lines insurance segment, we provide specialty homeowners insurance in Florida, Indiana and Illinois. In addition, prior to the sale of the new and renewal policy rights relating to our non-standard personal automobile insurance line in October 2004, we provided non-standard personal automobile insurance in the state of Michigan. We also previously provided non-standard personal automobile insurance in California from 1998 to 2003.
      Through our administrative services segment, we provide administrative and management services primarily to our insurance company subsidiaries. These services include management oversight, consulting, marketing, pricing, cash receipts processing, accounts receivable administration and the provision of infrastructure, including office space, equipment, information systems and maintenance. This segment also includes the operations of our two managing general agencies and a premium finance company.
      Our financial results also include revenue and expenses that are not allocated to a specific operating segment, such as (1) investment income and investment gains and losses, (2) corporate interest expense, and (3) general corporate overhead expenses. We do not allocate our investment portfolio to specific segments.

      The following table summarizes our historical results of operations by reporting segment.

						Predecessor
	North Pointe Holdings Corporation					Companies

	Unaudited		Audited

	Six Months Ended		Years Ended		Period From
	June 30,		December 31,		June 26 Through	Period Ended
					December 31,	June 25,
	2005	2004	2004	2003	2002	2002

	(Dollars in thousands)
Total revenues:
Commercial lines products:
Liability	$11,899	$10,274	$21,551	$17,795	$5,554	$7,171
Property	3,831	3,666	7,128	5,258	1,506	1,799
Commercial multi-peril	11,192	9,487	18,968	13,313	3,937	4,321
Commercial automobile	3,105	2,600	5,412	6,928	2,722	3,801
Other	1,449	1,002	2,276	2,182	962	1,619

Total commercial lines	31,476	27,029	55,335	45,476	14,681	18,711
Personal lines products:
Personal automobile	1,386	7,920	15,110	16,674	7,580	10,677
Homeowners	12,330	3,409	6,512	6,590	1,554	1,690

Total personal lines	13,716	11,329	21,622	23,264	9,134	12,367
Administrative services:
Affiliated companies	17,247	12,915	25,598	22,467	9,664	7,708
Non-affiliated companies	779	1,211	2,222	2,047	1,155	1,424

Total administrative services	18,026	14,126	27,820	24,514	10,819	9,132
Corporate and eliminations:
Investment activity	1,459	1,126	3,263	3,438	2,428	1,714
Gains on sales of businesses	—	—	4,285	200	—	—
Eliminations	(17,247)	(12,915)	(25,598)	(22,467)	(9,664)	(7,708)

Total revenues	$47,430	$40,695	$86,727	$74,425	$27,398	$34,216

Income (loss) before federal income taxes and extraordinary items:
Commercial lines products:
Liability	$514	$1,279	$2,652	$3,095	$486	$(244)
Property	(96)	581	(536)	867	(58)	271
Commercial multi-peril	2,288	2,582	153	706	576	329
Commercial automobile	(556)	(139)	1,109	936	(1,582)	(456)
Other	171	(82)	(1,270)	327	356	293

Total commercial lines	2,321	4,221	2,108	5,931	(222)	194
Personal lines products:
Personal automobile	(473)	(2,100)	(1,932)	(3,467)	1,198	(1,292)
Homeowners	2,826	(149)	270	340	(426)	(459)

Total personal lines	2,353	(2,249)	(1,662)	(3,127)	772	(1,751)
Administrative services	4,258	3,327	5,920	4,896	2,328	(520)
Corporate:
Investment activity	1,459	1,126	3,263	3,438	2,428	1,714
Gains on sales of businesses	—	—	4,285	200	—	—
Other income (expense), net	(779)	(1,019)	(1,870)	(1,044)	(1,049)	(107)

Total income (loss) before federal income taxes and extraordinary items	$9,612	$5,406	$12,044	$10,294	$4,257	$(470)

Critical Accounting Estimates
      We prepare our financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP. Under GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements. As additional information becomes available, these estimates and assumptions can change and impact amounts reported in the future. We have identified below accounting policies that we use to make these estimates and assumptions. We consider these policies to be critical due to the amount of judgment and uncertainty inherent in their application.

Estimation of Loss and Loss Adjustment Expense Reserves
      Loss and loss adjustment expense reserves represent our best estimate of the ultimate liability for losses and loss adjustment expenses that occurred prior to the end of any given accounting period but have not yet been paid. At June 30, 2005 and December 31, 2004 and 2003, we had $86.5 million, $96.6 million and $76.3 million, respectively, of gross loss and loss adjustment expense reserves. Evaluation of these gross reserves requires the estimation of loss development over an extended period of time. Numerous factors will affect the ultimate settlement values of claims, including tort reform, expected future inflationary trends, medical costs and jury awards. These factors, coupled with the character of the business we write (much of which is from small volume specialty commercial lines), continual changes in the mix of business we write, as well as ongoing rate and underwriting modifications, require that significant judgment be used in the reserve setting process. For example, our gross premiums written in commercial multi-peril increased by 34.7% in 2004, our personal automobile business is now in run-off, and we began writing homeowners insurance in Florida in December 2004. These changes in our mix of business, among other less substantial changes, create additional uncertainty in estimating the ultimate loss costs.
      Due either to insufficient experience or volume in a particular line of business we are often required to consider industry loss ratios for establishing credible loss ratio expectations. However, industry loss ratios have tended to run higher than our historical experience partly due to the fact that available industry statistics generally include risks which we do not cover, such as environmental and asbestos liabilities, or they are not specific enough to our particular specialty lines.
      We review our reserves by product line, coverage and state on an annual, semiannual, or quarterly basis, depending on the size of the product line or emerging issues related to the coverage. We also identify and measure variances in trend by state, line of business and coverage that would not otherwise be seen on a consolidated basis.
      Our analyses are critical not only for the purpose of establishing accurate financial reporting data but also for evaluating pricing and the effectiveness of various product lines or coverages.
      We use actuarial methodologies to assist us in establishing these estimates, including estimates of the severity and frequency of future claims, the length of time to obtain an ultimate resolution, outcomes of litigation and other third-party factors that are often beyond our control. Due to the inherent uncertainty associated with the cost of unsettled and unreported claims, our ultimate liability may differ from our original estimate. Our reserves estimates are regularly reviewed and updated and any resulting adjustments are included in the current period’s results. See “Results of Operations — Losses and Loss Adjustment Expenses,” “Business — Losses and Loss Adjustment Expenses,” Note 7 to our audited consolidated financial statements and Note 6 to our audited combined financial statements, all of which are included elsewhere in this prospectus.

Other-Than-Temporary Impairment of Investments
      SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review for other-than-temporary impairment (“OTTI”) requires companies to make certain forward-looking judgments regarding the materiality of the decline, its effect on the financial statements, and the probability, extent and timing of a valuation recovery, and the Company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.
      Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects our assessments of current conditions, as well as predictions of uncertain future events, that may have a material impact on the financial statements related to security valuation.
      For fixed-income investments with unrealized losses due to the market- or industry-related declines, the declines are not deemed to qualify as other than temporary where we have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation. Our policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for four consecutive quarters. This does not preclude us from recognizing an impairment prior to a security remaining in a loss position for four consecutive quarters if events or evidence would dictate an earlier recognition.
      When persuasive evidence exists that causes us to evaluate a decline in market value to be other than temporary, we reduce the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected as a change in shareholders’ equity. Since total unrealized losses are already a component of our shareholders’ equity, any recognition of additional other-than-temporary impairment losses would have no effect on our comprehensive income or book value.
      As of June 30, 2005, we had unrealized losses on our investment portfolio of $1.0 million, of which $508,000 were in unrealized loss positions for more than twelve months. If we decided to write down all securities in an unrealized loss position for one year or longer, we would have recognized an additional $508,000 of realized losses.
      See “Business — Investments,” Note 3 to our audited consolidated financial statements and Note 3 to our audited combined financial statements, all of which are included elsewhere in this prospectus.
Fair Value of Net Assets Acquired
      During 2004 and 2002, we reported $2.9 million and $10.9 million, respectively, of extraordinary gains resulting from our acquisitions of North Pointe Casualty and our Predecessor Companies, respectively. In accordance with SFAS 141, “Business Combinations,” the extraordinary gains were generated as a result of the estimated fair value of net assets acquired exceeding the purchase price.
      Significant judgment is required in determining the fair values of net assets acquired. In our evaluation of the fair values of the net assets acquired pursuant to the above acquisitions, we took into account a combination of factors, including the likelihood of recoveries on various assets, as well as the anticipated timing of recoveries. In the case of the investment portfolio securities, we utilized market values. In determining the fair value of unpaid losses and loss adjustment expenses we developed assumptions for the discounting of cash flows and estimates of risk loads a hypothetical arms-length buyer would require to assume such liabilities. Fixed and intangible assets were written off before determining the extraordinary gains. Substantially all other assets and liabilities were short term in nature reducing the amount of judgment involved in determining estimated fair value.

Reconciliation of Year Ended December 31, 2002 Combined Financial Results
      Below is a reconciliation of the financial results of North Pointe Holdings for the period from June 26 through December 31, 2002 and the Predecessor Companies financial results for the period ended June 25, 2002, with adjustments to arrive at the Combined 2002 results. We believe the Combined 2002 results are useful in identifying trends over comparable periods, given that the business, management team and philosophy, and accounting policies remained substantially unchanged on a period to period basis.

		North Pointe
		Holdings
	Predecessor
		Period From
	Period Ended	June 26 Through
	June 25,	December 31,			Combined
	2002	2002	Adjustments		2002

	(Dollars in thousands)
Direct premiums written	$38,667	$38,757	—		$77,424
Assumed premiums written	154	73	—		227

Gross premiums written	38,821	38,830	—		77,651

Net premiums written	30,023	29,674	—		59,697

Net premiums earned	$31,078	$23,815	$5,937	(1)	$60,830
Investment income, net of investment expenses	1,822	1,452	125	(2)	3,399
Net realized capital (losses) gains	(108)	976	801	(2)	1,669
Installment fees and other income	1,424	1,155	—		2,579

Total revenues	34,216	27,398	6,863		68,477
Losses and loss adjustment expenses, net	17,712	14,827	—		32,539
Policy acquisition costs	7,584	1,640	5,937	(3)	15,161
Other underwriting and operating expenses	9,362	6,345	—		15,707
Interest expense	28	329	—		357

Total expenses	34,686	23,141	5,937		63,764
Income (loss) before federal income tax expense (benefit) and extraordinary item	(470)	4,257	926		4,713
Federal income tax expense (benefit)	(69)	1,451	315		1,697

Income (loss) before extraordinary item	$(401)	$2,806	$611		$3,016

(1)	Net unearned premiums as of the acquisition date were adjusted to reflect their estimated fair value. While we considered a number of factors affecting fair value, when considered as a whole, the fair value was deemed to be equal to the net unearned premiums as of June 25, 2002 less the stated deferred acquisition costs of approximately $5.9 million as of June 25, 2002.

(2)	As of the acquisition date, the cost bases of investments were adjusted to their estimated fair value. Without the effect of the purchase price adjustment, net investment income would have been greater by $125,000 and net realized gains would have been greater by $801,000.

(3)	Deferred acquisition costs at the time of acquisition were valued at zero, resulting in an amortization of deferred acquisition costs for the six months ended December 31, 2002 that was lower than what would have been recorded if no purchase adjustments were applied.

Results of Operations
      We evaluate the performance of our commercial lines and personal lines segments by monitoring key measures of growth and profitability. We measure our growth by examining our gross premiums written. We measure our profitability by examining our net income, loss ratio, expense ratio and combined ratio. The following table provides financial results by segment and further explanation of the key measures that we use to evaluate our results. In discussing the trends in our financial results, we refer principally to the information contained in the following table:

	North Pointe Holdings Corporation
					Combined

	Unaudited
			Audited		Unaudited

	Six Months Ended
	June 30,		Years Ended December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands, except ratio data)
Gross premiums written:
Commercial lines	$37,966	$34,855	$73,387	$59,778	$52,033
Personal lines	30,292	14,273	23,074	28,425	25,618

Total gross premiums written	68,258	49,128	96,461	88,203	77,651

Net premiums written:
Commercial lines	32,202	30,208	61,394	51,930	39,507
Personal lines	27,362	11,858	19,099	24,294	20,190

Total net premiums written	59,564	42,066	80,493	76,224	59,697

Revenues:
Net premiums earned	45,192	38,358	76,957	$68,740	$60,830
Investment income, net of investment expenses	1,688	1,063	2,377	2,174	3,399
Net realized capital (losses) gains	(229)	63	886	1,264	1,669
Installment fees and other income	779	1,211	2,222	2,047	2,579
Gains on sales of businesses	—	—	4,285	200	—

Total revenues	47,430	40,695	86,727	74,425	68,477
Expenses:
Losses and loss adjustment expenses, net	18,365	18,801	41,503	33,141	32,539
Policy acquisition costs	11,265	9,457	18,687	17,409	15,161
Other underwriting and operating expenses	7,694	6,745	13,730	13,159	15,707
Interest expense	494	286	763	422	357

Total expenses	37,818	35,289	74,683	64,131	63,764

Income before federal income tax expense and extraordinary items	9,612	5,406	12,044	10,294	4,713
Federal income tax expense	3,477	1,846	3,516	3,725	1,697

Income before extraordinary items	6,135	3,560	8,528	6,569	3,016
Extraordinary items	—	2,905	2,905	—	10,860

Net income	$6,135	$6,465	$11,433	$6,569	$13,876

Loss ratio:
Commercial lines	41.1%	40.2%	50.9%	39.6%	52.8%
Personal lines	39.6	70.0	61.7	65.0	54.6
Consolidated	39.9	47.5	52.4	46.8	51.3
Expense ratio	41.2	40.9	41.0	43.2	48.7
Combined ratio	81.1	88.4	93.4	90.0	100.0

Gross Premiums Written
      Gross premiums written is the sum of direct premiums written and assumed premiums written. Direct premiums written is total policy premiums, net of cancellations, associated with policies issued and underwritten by our insurance company subsidiaries. Assumed premiums written is total premiums associated with the insurance risk transferred to us by other insurance companies pursuant to reinsurance contracts.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Gross premiums written for the six months ended June 30, 2005 were $68.3 million as compared to $49.1 million for 2004, an increase of $19.2 million, or 39.1%.
      Gross premiums written in our commercial lines segment for the six months ended June 30, 2005 were $38.0 million as compared to $34.9 million for the corresponding period in 2004, an increase of $3.1 million, or 8.9%. This increase in gross premiums written was primarily attributable to an increase in policy count. Policy count in our commercial lines segment was 28,955 as of June 30, 2005 as compared to 24,107 as of June 30, 2004, an increase of 4,848 policies, or 20.1%. We experienced increases in gross premiums written of $4.0 million in our Florida small business line and $588,000 in our Bowling line. These increases in gross premiums written were partially offset by a $1.4 million decrease in our RBT line as a result of the loss of several liquor liability and general liability policyholders in Michigan. Policy counts increased at a greater rate than gross premiums written because our Florida small business line, (which is becoming a larger portion within our commercial lines segment) generally has less premiums per policy than our other commercial lines.
      Gross premiums written in our personal lines segment for the six months ended June 30, 2005 were $30.3 million as compared to $14.2 million for the corresponding period in 2004, an increase of $16.1 million, or 113.4%. This increase in gross premiums written was primarily attributable to $27.7 million of gross premiums written in our Florida homeowners insurance line in 2005, which business we began writing in December 2004. Policy count in our personal lines segment was 37,801 as of June 30, 2005 as compared to 26,005 as of June 30, 2004, an increase of 11,796 policies, or 45.4%. During the six months ended June 30, 2005, we issued new policies to 29,904 former policyholders of American Superior in Florida; however, we do not expect to write a significant number of additional new policies to its remaining former policyholders. The gross premiums written recorded in the first half of 2005, as well as December 2004, reflected our agreement with the Florida Department of Insurance to offer new homeowners insurance policies to former policyholders of American Superior. The premiums on these policies will be earned over the respective terms of the policies.
      On a percentage basis, our personal lines gross premiums written grew more than our personal lines policy count for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004 due primarily to the fact that we wrote a substantial number of new homeowners insurance policies in the first half of 2005 after commencing this line of business in late 2004. Our Florida homeowners insurance policies generally have higher premiums per policy than our personal automobile insurance policies.
      The increase in gross premiums written from our Florida homeowners line was partially offset by a $10.6 million decrease in our personal automobile line and a $1.0 million decrease in our homeowners line in Indiana and Illinois, which constitutes our Midwest homeowners line. We ceased writing personal automobile policies in October 2004 upon the sale of our renewal rights to that line of business. The decrease in our Midwest homeowners line was attributable to rate increases implemented in late 2003 and early 2004 in an effort to improve the profitability of our Midwest homeowners line, which led to a reduction in policy count of 25.6% from the first half of 2004 to the corresponding period of 2005. The reduction in policy count represented a reversal from our significant policy count growth in this line in 2003 and 2002.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Gross premiums written for 2004 were $96.5 million as compared to $88.2 million for 2003, an increase of $8.3 million, or 9.4%.
      Gross premiums written in our commercial lines segment for 2004 were $73.4 million as compared to $59.8 million for 2003, an increase of $13.6 million, or 22.7%. This increase in gross premiums written was primarily attributable to an increase in policy count. Policy count in our commercial lines segment was 26,796 as of December 31, 2004 as compared to 22,212 as of December 31, 2003, an increase of 4,584 policies, or 20.6%. We experienced an increase in gross premiums written of $12.0 million in our Florida small business line, $2.6 million in our bowling center line and $1.9 million in our restaurant, bar and tavern, or RBT, line. These increases were partially offset by a $1.6 million decrease in our Illinois commercial automobile insurance line where we ceased renewing policies in early 2003, as well as decreases in other, smaller lines.

      Gross premiums written in our personal lines segment for 2004 were $23.1 million as compared to $28.4 million for 2003, a decrease of $5.3 million, or 18.7%. Gross premiums written in our personal automobile line decreased by $4.8 million. Policy count in our personal lines segment was 16,690 as of December 31, 2004 as compared to 25,549 as of December 31, 2003, a decrease of 8,859 policies, or 34.7%.
      We stopped writing personal automobile policies in October 2004 upon the sale of our renewal rights to that line of business. Gross premiums written decreased by $1.4 million in our homeowners line in Indiana and Illinois, or Midwest homeowners line. This decrease was attributable to rate increases implemented in late 2003 and early 2004 in an effort to improve the profitability of our Midwest homeowners line, which led to a reduction in policy count of 25.1%, and a reduction in gross premiums written of 16.3%, from 2003 to 2004. The reduction in policy count represents a reversal in a trend of significant policy count growth in 2003 and 2002. Partially offsetting the decrease in gross premiums written from our personal automobile line and Midwest homeowners line was a $937,000 increase in gross premiums written from our Florida homeowners insurance line which we began writing in December 2004.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Gross premiums written for 2003 were $88.2 million as compared to $77.7 million for 2002, an increase of $10.5 million, or 13.5%.
      Gross premiums written in our commercial lines segment for 2003 were $59.8 million as compared to $52.0 million for 2002, an increase of $7.8 million, or 15.0%. This increase in gross premiums written was primarily attributable to an increase in policy count. Policy count in our commercial lines segment was 22,212 as of December 31, 2003 as compared to 19,540 as of December 31, 2002, an increase of 2,672 policies, or 13.7%. We experienced a $7.4 million increase in our Florida small business line and a $3.7 million increase in our bowling center line. We also experienced increases in gross premiums written in other product areas as a result of both rate increases supported by a hardening property and casualty insurance market and increases in policies in force. These increases in gross premiums written were partially offset by a $3.6 million decrease in our Illinois commercial automobile insurance line, where we ceased renewing policies in early 2003, and a $1.7 million decrease due to our exiting the accident and health insurance market (with the exception of one group health insurance account).
      Of the $7.4 million increase in gross premiums written in our Florida small business line, increased rates and policies in force in our Jacksonville operations accounted for $4.5 million of the increase, with the balance of $2.9 million primarily attributable to the start up of our South Pointe operations. The growth of our bowling center line was driven by expansion into Nebraska, New Jersey, Wisconsin and Pennsylvania, as well as growth within existing states.
      Gross premiums written in our personal lines segment for 2003 were $28.4 million as compared to $25.7 million for 2002, an increase of $2.7 million, or 10.5%. Policy count in our personal lines segment was 25,549 as of December 31, 2003 as compared to 23,476 as of December 31, 2002, an increase of 2,073 policies, or 8.8%.
      Gross premiums written in our homeowners line increased by $2.6 million, or 45.6%. This increase was primarily attributable to an increase in policy count of 26.9%. Most of the increase in policy count occurred in Indiana, where we believe a number of competitors exited the market. The increase in gross premiums written in our homeowners line was also partially attributable to rate increases in both Indiana and Illinois. The balance of the increase in our personal lines gross premiums written was attributable to multiple rate increases put into effect in our personal automobile line during 2002 and 2003.

Net Premiums Written
      Net premiums written is the amount of our gross premiums written less the amount of premiums that we transfer, or cede, to our reinsurers based upon the risks they accept pursuant to our reinsurance treaties. We relate our net premiums written to gross premiums written to measure the amount of premium we retain after cessions to reinsurers. Our primary reinsurance agreement is a multi-line, excess of loss treaty; we also maintain a variety of other reinsurance treaties, including corporate clash, catastrophe and facultative coverage. See “Business — Reinsurance.”
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Net premiums written for the six months ended June 30, 2005 were $59.6 million as compared to $42.1 million for 2004, an increase of $17.5 million, or 41.6%.
      The increase in net premiums written resulted from an increase in gross premiums written and an increase in the percentage of premiums retained after cessions to reinsurers. Net premiums written as a percentage of gross premiums written were 87.3% for the six months ended June 30, 2005 as compared to 85.6% for the corresponding period in 2004.
      The increase in the percentage of net premiums that we retained in the first half of 2005 as compared to the corresponding period in 2004 was primarily attributable to premiums written in our new Florida homeowners insurance business in the first half of 2005, which had a lower reinsurance rate (i.e., ceded premiums as a percentage of gross premiums written) than the average reinsurance rate on our other lines of business during the first half of 2004. We entered into our initial catastrophic reinsurance contract for our Florida homeowners insurance business on January 1, 2005, the middle of the standard contract year, which typically ends on May 31, 2005 of each year. Because the time frame for this initial reinsurance contract substantially excluded hurricane season, the reinsurance rate thereunder was significantly lower than it will be for a full contract year. Our Florida homeowners catastrophic reinsurance rate increased effective June 1, 2005 under new agreements that provide hurricane exposure coverage.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Net premiums written for 2004 were $80.5 million as compared to $76.2 million in 2003, an increase of $4.3 million, or 5.6%. The increase in net premiums written resulted from an increase in gross premiums written, partially offset by a decrease in the percentage of premiums retained after cessions to reinsurers. Net premiums written as a percentage of gross premiums written were 83.4% in 2004 and 86.4% in 2003.
      The decrease in the percentage of net premiums written that we retained in 2004 as compared to 2003 was primarily attributable to the negotiation of a new primary reinsurance treaty in early 2003, pursuant to which premiums that were written but not earned in 2002 were subject to the lower rates under our new primary 2003 treaty. We recorded these savings as a reduction to our ceded premiums in early 2003. In addition, we incurred a total of $1.1 million of additional catastrophic reinsurance ceded premiums as a result of three hurricanes in Florida in August and September of 2004 that resulted in losses triggering our catastrophic reinsurance coverage. Our initial catastrophic reinsurance agreement provided for one automatic reinstatement after the first event upon payment of a reinstatement fee. After the second event we entered into a new catastrophic reinsurance agreement to provide catastrophic reinsurance coverage for the remainder of the July 1, 2004 to June 30, 2005 catastrophic reinsurance policy period. This second catastrophic reinsurance policy also had one automatic reinstatement following its first event. We also incurred losses from a fourth hurricane in Florida in September 2004, but these losses were insufficient to trigger our catastrophic reinsurance coverage.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Net premiums written for 2003 were $76.2 million as compared to $59.7 million in 2002, an increase of $16.5 million, or 27.6%. The increase in net premiums written was primarily attributable to an increase in our gross premiums written and the percentage of premiums we retained in 2003 as compared to 2002. Our net premiums written as a percentage of gross premiums written were 86.4% in 2003 and 76.9% in 2002.
      The increase in the percentage of net premiums written that we retained in 2003 as compared to 2002 was primarily attributable to an increase in our retention levels in 2003 as compared to 2002, and the negotiation of a new primary reinsurance treaty in early 2003 that lowered the cost of our reinsurance program.

Net Premiums Earned
      Net premiums are earned over the life of a policy and differ from net premiums written, which are recognized on the effective date of the policy.

      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Net premiums earned for the six months June 30, 2005 were $45.2 million as compared to $38.4 million for the six months ended June 30, 2004, an increase of $6.8 million, or 17.7%. The increase was attributable to our increases in gross and net premiums written discussed above.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Net premiums earned for 2004 were $77.0 million as compared to $68.7 million for 2003, an increase of $8.3 million, or 12.1%. The increase was attributable to our increases in gross and net premiums written discussed above.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Net premiums earned for 2003 were $68.7 million as compared to $60.8 million for 2002, an increase of $7.9 million, or 13.0%. The increase was attributable to our increases in gross and net premiums written discussed above.

Net Investment Income
      Our investment portfolio is generally highly liquid and consists substantially of readily marketable, investment-grade fixed-income securities. Net investment income is primarily comprised of interest earned on these securities, net of related investment expenses, and excludes realized gains and losses.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Net investment income for the six months ended June 30, 2005 was $1.7 million as compared to $1.1 million for the six months ended June 30, 2004, an increase of $625,000, or 56.8%.
      The increase in net investment income was attributable to a combination of an increase in our average cash and invested assets balance and an increase in the annualized pre-tax yield on our portfolio from 1.9% in the first half of 2004 to 2.7% in the first half of 2005. Average cash and invested assets for the first half of 2005 was $124.8 million as compared to $109.8 million for the first half of 2004.
      The increase in the average yield for the first half of 2005 as compared to the corresponding period of 2004 was attributable to a combination of an increase in the duration of our cash and debt securities portfolio and an increase in prevailing market interest rates. For example, the average yield on three-year U.S. Treasury notes increased from 2.6% in the first half of 2004 to 3.7% in the first half of 2005, which we believe reflects the trend in market interest rates for debt securities with durations similar to our cash and debt securities mix. The average duration of our cash and debt securities portfolio was 3.3 and 2.3 years as of June 30, 2005 and 2004, respectively.
      As of April 1, 2005, we completed the transition of our debt securities portfolio to our new investment manager, JP Morgan Investment Advisors, which we engaged on July 1, 2004. We transitioned our portfolio over time to avoid unnecessary transaction costs, to accommodate cash flow needs resulting from the 2004 hurricanes and to take advantage of favorable investment opportunities as they arose.
      In conjunction with our new fixed-income portfolio manager, we developed a debt securities benchmark portfolio with which to measure such characteristics as performance, credit quality and duration. Our benchmark incorporates a weighting of 73% of the Lehman Intermediate Government/ Credit Index, 23% of the Lehman Mortgage Backed Securities Index and 4% of the three-month U.S. Treasury bill. The annualized yield on our debt securities portfolio for the first half of 2005 was 3.6% as compared to 3.4% of our custom benchmark.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Net investment income for 2004 was $2.4 million as compared to $2.2 million for 2003, an increase of $203,000, or 9.2%.
      Average cash and invested assets for 2004 was $107.3 million as compared to $96.5 million for 2003. The increase in average cash and invested assets resulted primarily from cash and invested assets purchased as part of the acquisition of North Pointe Casualty. The increase in net investment income generated by the increase in our average cash and invested assets was partially offset by a decrease in the pre-tax yield on our portfolio from 2.3% in 2003 to 2.2% in 2004. The decline in the yield was primarily attributable to a larger average cash position in 2004 as compared to 2003 due to the fact that North Pointe Casualty’s cash and investments consisted substantially of cash at the time of acquisition. In addition, due to uncertain cash demands as a result of hurricane losses and the investment portfolio manager transition during 2004, we did not invest the cash assumed as part of the North Pointe Casualty acquisition until late 2004. The decrease in our pre-tax yield as a result of our large cash position was partially offset by an increase in prevailing market interest rates. For example, the average yield on three-year U.S. Treasury notes increased to 2.8% in 2004 from 2.1% in 2003, which we believe reflects the trend in market interest rates for debt securities with durations similar to our cash and debt securities mix. The average duration of our cash and debt securities portfolio was 2.5 and 2.0 years as of December 31, 2004 and 2003, respectively. The increase in average duration of our cash and debt securities portfolio occurred primarily in the last quarter of 2004 when our debt securities investment manager began to invest much of the cash held by North Pointe Casualty.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Net investment income for 2003 was $2.2 million as compared to $3.4 million for 2002, a decrease of $1.2 million, or 35.3%.
      Average cash and invested assets for 2003 was $96.5 million as compared to $93.5 million for 2002. The impact on net investment income from the growth in the average cash and invested assets balance was more than offset by declines in the average pre-tax yield of our investment portfolio. The pre-tax yield on our portfolio for 2003 was 2.3% as compared to 3.5% for 2002. The decline in yield resulted from the decline in prevailing market interest rates in 2003 as compared to 2002. For example, the average yield on three-year U.S. Treasury notes decreased to 2.1% in 2003 from 3.1% in 2002, which we believe reflects the trend in market interest rates for debt securities with durations similar to our cash and debt securities mix. The average duration of our cash and debt securities portfolio was 2.0 and 2.1 years as of December 31, 2003 and 2002, respectively.

Net Realized (Losses) Gains on Investments
      Net realized (losses) gains on investments are principally affected by changes in interest rates, the timing of sales of investments and changes in credit quality of the securities we hold as investments.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Realized losses, net of realized gains, on the disposition of investments for the six months ended June 30, 2005 were $229,000 as compared to net realized gains of $63,000 for the six months ended June 30, 2004. This change was attributable to an increase in prevailing market interest rates, which increased the amount of realized losses on debt securities sold during the six months ended June 30, 2005 as compared to the corresponding period of 2004.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Realized gains, net of realized losses, on the disposition of investments for 2004 were $886,000 as compared to $1.3 million for 2003, a decrease of $378,000, or 29.1%. The decrease in net realized gains was attributable to a decrease in the quantity of debt securities sold in 2004 as compared to 2003, as well as a stabilization in prevailing market interest rates, which reduced the amount of unrealized gains carried within our debt securities portfolio.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Realized gains, net of realized losses, on the disposition of investments for 2003 were $1.3 million as compared to $1.7 million for 2002, a decrease of $405,000, or 23.8%. The net realized gains in 2003 and 2002 resulted primarily from the sale of debt securities that had increased in value due principally to decreases in prevailing market interest rates over the two year period. Our decision to sell securities that had increased in value due to unrealized gains during 2003 and 2002 was driven in part by our desire to increase statutory surplus in order to support the growth of our gross premiums written.

Installment Fees and Other Income
      Installment fees and other income are substantially composed of the installment fees generated from our non-standard automobile insurance line in 2004 and earlier, and policy issuance fees generated in our Florida homeowners line in 2005. Installment fees are derived primarily from billings to non-standard automobile policyholders and are reported within our administrative services segment. Installment fees, policy issuance fees, and other service fees are earned over the life of the policy. As described above under “— Overview,” we sold the renewal policy rights relating to our non-standard personal automobile insurance line in October 2004.

Other income is generated from commissions earned for policies written by our wholly-owned MGAs for unrelated insurance companies, fees related to accident and health products, policy or inspection fees charged on our personal homeowners and commercial policies, and premium finance charges.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Installment fees and other income for the six months ended June 30, 2005 were $779,000 as compared to $1.2 million for the six months ended June 30, 2004, a decrease of $432,000, or 35.7%. This decrease was primarily attributable to the loss of installment fees previously earned in our personal automobile line.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Installment fees and other income for 2004 were $2.2 million as compared to $2.0 million for 2003, an increase of $175,000, or 8.8%. The increase was primarily attributable to incremental increases in charges for installment fees and inspection fees in our personal lines segment and additional charges and commissions attributable to our bowling center line.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Installment fees and other income for 2003 were $2.0 million as compared to $2.6 million for 2002, a decrease of $532,000, or 20.5%. The decrease was primarily attributable to a decrease in the average number of policies in force in our non-standard automobile program and a decrease in fee income resulting from a reduction in the number of accident and health policies in force.

Gains on Sales of Businesses
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Gains on sales of businesses of $4.3 million in 2004 were attributable to two nonrecurring sales: (1) the sale of the renewal rights relating to our personal automobile line for $4.0 million; and (2) the sale of the renewal rights to approximately 100 liquor liability insurance policies for $285,000.
      Gains on sales of businesses of $200,000 in 2003 was attributable to the sale of Universal Fire & Casualty. Prior to the sale, all of the business of Universal Fire & Casualty was transferred to North Pointe Insurance including all unpaid losses and all other assets and liabilities except for $5.0 million of cash and investments. Universal Fire & Casualty was sold as an insurance company shell, including its cash, investments and licenses for $5.2 million which resulted in the $200,000 gain.

Losses and Loss Adjustment Expenses
      Losses and loss adjustment expenses represent our largest expense item and include payments made to settle claims, estimates for future claim payments and changes in those estimates for current and prior periods, as well as adjusting costs incurred in connection with settling claims. Losses and loss adjustment expenses for a given period are influenced by the number of exposures covered in the current year, trends in claim frequency and severity, changes in the cost of adjusting claims, changes in the legal environment and the re-estimation of prior years’ reserves in the current year. Gross losses and loss adjustment expenses are those amounts before consideration of ceded losses. See “Business — Reinsurance.” Net losses and loss adjustment expenses are gross losses and loss adjustment expenses less ceded losses and loss adjustment expenses. We report our losses and loss adjustment expenses net of reinsurance.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Losses and loss adjustment expenses for the six months ended June 30, 2005 were $18.4 million as compared to $18.8 million for the six months ended June 30, 2004, a decrease of $436,000, or 2.3%. Our loss ratio for the first half of 2005 was 39.9% as compared to 47.5% for the corresponding period in 2004.
      The loss ratio for our commercial lines segment for the first six months of 2005 was 41.1% as compared to 40.2% for the corresponding period in 2004.
      Favorable development of prior period reserve estimates reduced losses and loss adjustment expenses in our commercial lines segment by $836,000 in the first half of 2005 from $13.8 million to $12.9 million, reducing the loss ratio from 43.8% to 41.1% for such six-month period. Similar favorable development for the first half of 2004 reduced losses and loss adjustment expenses in our commercial lines segment by $1.4 million, from $12.3 million to $10.9 million, reducing the loss ratio from 45.7% to 40.2% for such six-month period.
      The $836,000 favorable development in the first half of 2005 was primarily attributable to $669,000 of redundancies in our commercial multi-peril product line substantially generated from the 2003 and 2004 accident years and $420,000 of redundancies equally divided between our property and general liability coverages substantially attributable to the 2003 accident year. These redundancies, plus other smaller redundancies in a number of other coverages, were partially offset by $309,000 of adverse development from our commercial automobile line substantially attributable to the 2003 accident year.
      The loss ratio for our personal lines segment for the first six months of 2005 was 39.6% as compared to 70.0% for the corresponding period in 2004.
      The decrease in our personal lines loss ratio was primarily attributable to the change in the mix of business resulting from our ceasing to write policies in our personal automobile insurance line effective October 2004, coupled with the addition of our Florida homeowners insurance line in December 2004. To a lesser extent, favorable reserve development in both our Midwest homeowners insurance line and our personal automobile insurance line also contributed to the decrease in the personal lines loss ratio. Excluding the effects from the change in the mix of business and the favorable reserve development, the personal lines loss ratio was substantially unchanged.
      Primarily as a result of the change in our mix of business, the loss ratio for our personal lines segment, before the effects of favorable development of prior period reserve estimates, decreased to 47.7% in the first six months of 2005 from 69.9% in the first six months of 2004. Our new Florida homeowners insurance line had a loss ratio of 38.4% in the first half of 2005, and represented 70.0% of net premiums earned in our personal line segment for such six-month period, as compared to 0% of net premiums earned in the first half of 2004. Excluding the effects of favorable development of prior period reserve estimates, our personal automobile insurance line had a loss ratio of 87.5% in the first half of 2005, and represented 10.0% of net premiums earned in our personal lines segment, as compared to a loss ratio of 68.6% in the first half of 2004, representing 69.9% of net premiums earned in our personal lines segment.
      Favorable development of prior period reserve estimates reduced losses and loss adjustment expenses in our personal lines segment by $1.1 million in the first half of 2005 from $6.5 million to $5.4 million, reducing the loss ratio from 47.7% to 39.6% for such six-month period. The favorable development of $1.1 million was comprised of $436,000 from our personal automobile line and $670,000 from our Midwest homeowners line. There were no significant changes to prior period reserve estimates in our personal lines segment during the first half of 2004.
      The $436,000 favorable development in the personal automobile line was comprised of $645,000 of reserve redundancies primarily from the 1998 through 2003 accident years within the personal injury and other liability coverages, offset by $209,000 of adverse development in the 2004 accident year. These liability coverages require more years to fully develop and the case reserves are subject to greater uncertainty than for property coverages. This favorable development was primarily attributable to lower than expected loss development in our liability coverages.
      The $670,000 favorable development in our Midwest homeowners line was substantially attributable to the 2004 and 2003 accident years and resulted from lower than expected losses incurred but not reported based on our existing case reserves at the time. We generally require about 12 to 24 months before the reserves in our homeowners line are sufficiently developed.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Losses and loss adjustment expenses for 2004 were $41.5 million as compared to $33.1 million for 2003, an increase of $8.4 million, or 25.4%. Our loss ratio for 2004 was 52.4% as compared to 46.8% for 2003.
      Losses and loss adjustment expenses include a reduction in those expenses resulting from continued reassessment of reserves established in prior periods. In 2004, 2003 and 2002, loss and loss adjustment expenses included a reduction of $6.0 million, $5.4 million and $5.2 million, respectively, as a result of favorable development (or redundancies) from reserve changes relating to prior periods. See “Business — Losses and Loss Adjustment Expenses.”
      The increase in the loss ratio is attributable to four hurricanes which impacted Florida in 2004, further detailed in the commercial lines segment loss ratio discussion, below. The hurricanes increased our 2004 loss ratio by 8.4 percentage points, from 44.0% to 52.4%.
      The loss ratio for our commercial lines segment for 2004 was 50.9% as compared to 39.6% for 2003. The increase in our loss ratio for 2004 as compared to 2003 was primarily attributable to losses incurred from four hurricanes which caused significant property damage in Florida during August and September of 2004. We incurred $6.2 million of net losses related to these hurricanes as well as $1.1 million of catastrophic reinsurance reinstatement charges which we recorded as a reduction of net premiums earned. The losses from the hurricanes increased our commercial lines segment loss ratio from 38.8% to 50.9%.
      Our commercial lines loss ratio was reduced by 4.6 percentage points as a result of a $2.5 million favorable adjustment to the run-off reserves acquired from the North Pointe Casualty acquisition. Subsequent to the acquisition, we experienced favorable settlements of outstanding claims resulting in a $1.2 million redundancy on the reported reserves of claims closed during 2004, following the acquisition. As a result of the favorable development of the case reserves and due to further positive developments on open liability claims we also adjusted the incurred but not yet reported reserve, or IBNR, lower by $1.3 million. We believe the reserves established as of the date of acquisition were accurate based on the best information available at that time. Only through the course of new information and events following the acquisition did we believe it was appropriate to adjust the run-off reserves.
      The loss ratio for our RBT line increased in 2004 as compared to 2003 primarily due to less benefit from reserve redundancies reflected in the 2004 losses as compared to the 2003 losses. The loss ratios for our RBT line in 2004 and 2003 were similar before taking into account the effect of reserve redundancies. In addition, the loss ratios for our other commercial lines were relatively consistent in 2004 and 2003.
      The loss ratio for our personal line segment for 2004 was 61.7% as compared to 65.0% for 2003. The decrease in our personal lines loss ratio was primarily attributable to our Midwest homeowners line, which improved as a result of rate increases and changes in underwriting standards implemented in late 2003 and early 2004 to address an increasing loss trend.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Losses and loss adjustment expenses for 2003 were $33.1 million as compared to $32.5 million for 2002, an increase of $602,000, or 1.9%. Our loss ratio for 2003 was 46.8% as compared to 51.3% for 2002.
      The loss ratio for our commercial line segment for 2003 was 39.6% as compared to 52.8% for 2002. The improvement in our loss ratio for 2003 as compared to 2002 was attributable to loss ratio improvements in a number of our business lines. The loss ratio in our Florida small business line improved primarily as a result of the rate increases and re-underwriting initiatives that began in 2002, as discussed above. The loss ratio in our bowling center line improved primarily because we experienced an increased frequency of general liability claims in 2002 that did not continue in 2003. The loss ratio in our RBT line improved because of rate increases and better loss experience. We also experienced favorable development in 2003 of reserves related to loss reserves established in prior periods in our commercial automobile, bowling center and RBT insurance lines.
      The loss ratio for our personal line segment for 2003 was 65.0% as compared to 54.6% for 2002. The increase in our loss ratio was primarily attributable to an increase in the loss ratio in our personal automobile insurance line as a result of the favorable development in 2002 of reserves related to loss reserves established in 2001. Excluding the effect of the personal automobile reserve redundancy in 2002, our personal lines and personal automobile loss ratios would have decreased in 2003 as compared to 2002, as a result of the initiatives we began taking in late 2001 to improve the underwriting profitability of our personal automobile line. These initiatives included rate increases, adjustments to policy and application terms and discontinuing certain agents who were not complying with our underwriting guidelines.

Policy Acquisition Costs
      Commissions generally represent approximately 75% of our total policy acquisition costs, with the remaining 25% attributable to administrative expenses directly related to the marketing and issuance of insurance policies. Policy acquisition costs are capitalized and amortized over the life of the related policy. We amortize our policy acquisition costs at the same rate at which we earn premiums.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Policy acquisition costs for the six months ended June 30, 2005 were $11.3 million as compared to $9.5 million for the six months ended June 30, 2004, an increase of $1.8 million, or 18.9%. The increase was primarily attributable to an increase in gross premiums earned during the first half of 2005 as compared to the corresponding period of 2004.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Policy acquisition costs for 2004 were $18.7 million as compared to $17.4 million for 2003, an increase of $1.3 million, or 7.5%. The increase was primarily attributable to an increase in gross premiums earned during the same periods.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Policy acquisition costs for 2003 were $17.4 million as compared to $15.2 million for 2002, an increase of $2.2 million, or 14.5%. The increase in policy acquisition costs in 2003 as compared to 2002 was primarily attributable to an increase in gross premiums earned.

Other Underwriting and Operating Expenses
      Other underwriting and operating expenses consist primarily of employee compensation and occupancy costs, such as rent and utilities. Other underwriting and operating expenses are largely fixed and, therefore, do not vary significantly with premium volume.
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Other underwriting and operating expenses for the six months ended June 30, 2005 were $7.7 million as compared to $6.7 million for the six months ended June 30, 2004, an increase of $1.0 million, or 14.9%. This increase was primarily attributable to additional expenses associated with the continued expansion of our South Pointe operations, commenced in late 2002, and increased employee expenses and certain costs associated with our new Florida homeowners line of business.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Other underwriting and operating expenses for the year ended December 31, 2004 were $13.7 million as compared to $13.2 million for the year ended December 31, 2003, an increase of $571,000, or 4.3%. This increase was primarily attributable to additional expenses associated with our South Pointe operations, and increased employee expenses.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Other underwriting and operating expenses for 2003 were $13.2 million as compared to $15.7 million for 2002, a decrease of $2.5 million, or 15.9%. The decrease was primarily attributable to expenses that we incurred in 2002 that did not recur in 2003, including $712,000 of expenses related to our acquisition of the Predecessor Companies and $1.4 million of office lease expense related to the Illinois office that we closed in early 2002.

Interest Expense
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Interest expense for the six months ended June 30, 2005 was $494,000 as compared to $286,000 for the six months ended June 30, 2004, an increase of $208,000, or 72.7%. This increase was primarily attributable to an increase in our outstanding senior debt for the purpose of financing the North Pointe Casualty acquisition, in February 2004, and the repurchase of the preferred shares and common shares held by our preferred shareholder, on June 30, 2004.
      Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003. Interest expense for 2004 was $763,000 as compared to $422,000 for 2002, an increase of $341,000, or 80.8%. The increase was primarily attributable to an increase in our outstanding senior debt for the purpose of financing the North Pointe Casualty acquisition, in February 2004, and the repurchase of the preferred shares and common shares held by our preferred shareholder, on June 30, 2004.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Interest expense for 2003 was $422,000 as compared to $357,000 for 2002, an increase of $65,000, or 18.2%. This increase was primarily attributable to our senior credit facility being outstanding for approximately six months in 2002, as compared to a full year for 2003. We entered into the senior credit facility on June 26, 2002 in order to fund the acquisition of the Predecessor Companies. The total amount outstanding under our senior credit facility as of December 31, 2003 was $10.8 million as compared to $12.3 million as of December 31, 2002.

Federal Income Tax Expense
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Federal income tax expense for the six months ended June 30, 2005 was $3.5 million, representing an effective tax rate of 36.2%. Federal income tax expense for the six months ended June 30, 2004 was $1.8 million, representing an effective tax rate of 34.1%. Our statutory tax rate for both periods was 34.0%.
      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003. Federal income tax expense for 2004 was $3.5 million, representing an effective tax rate of 29.2%. Our statutory rate is 34.0%. Our effective rate was lower than our statutory rate due to a $249,000 favorable adjustment to our net operating losses, or NOLs, acquired as part of the management-led buyout from Queensway that increased the NOLs available to us and a $300,000 decrease to a provision relating to the taxable gain from the sale of Universal Fire & Casualty in 2003.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Federal income tax expense for 2003 was $3.7 million, representing an effective tax rate of 36.2%. Income tax expense for 2002 was $1.7 million, representing an effective tax rate of 36.0%.
      As of June 30, 2005, we had $7.7 million in unrealized net operating loss carryforwards. Federal income tax regulations limit our utilization of these amounts to $1.2 million per year. Of this amount, the NOL that originated in 1996 in the amount of $1.1 million may be subject to change pending completion of Queensway’s 2003 and 2004 consolidated tax returns. Such a change would result in an increase or decrease in our deferred federal income tax asset and a corresponding credit or charge to earnings in the period in which the change is determined. The following table presents the unrealized net operating loss carryforwards we have available to apply as future tax benefits as of June 30, 2005:

	Net Operating Losses		Year of
	Carried Forward	Year Originated	Expiration

	(Dollars in thousands)
	$94	1996	2010
	264	1997	2011
	2,291	1999	2018
	1,392	2000	2019
	3,693	2001	2020

Total	$7,734

      Prior to our acquisition of the Predecessor Companies, they were included in Queensway’s consolidated tax returns. North Pointe Financial and its subsidiaries remain contingently, jointly and severally liable for income taxes which may become due on the Queensway consolidated tax returns in which they were included.

Net Income
      Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004. Net income for the six months ended June 30, 2005 was $6.1 million as compared to $6.5 million for the six months ended

June 30, 2004, a decrease of $330,000, or 5.1%. Net income for the six months ended June 30, 2004 included an extraordinary gain of $2.9 million related to the recognition of negative goodwill resulting from the acquisition of North Pointe Casualty for less than the aggregate fair value of its net assets. Income before extraordinary item for the six months ended June 30, 2005 was $6.1 million as compared to $3.6 million for the six months ended June 30, 2004, an increase of $2.5 million, or 69.4%. The increase in income before extraordinary item was attributable to the combination of factors discussed above.
      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003. Net income for 2004 was $11.4 million as compared to $6.6 million for 2003, an increase of $4.8 million, or 72.7%. Net income for 2004 includes an extraordinary gain of $2.9 million related to the recognition of negative goodwill resulting from the acquisition of North Pointe Casualty for less than the aggregate fair value of its net assets. Income before extraordinary item for 2004 was $8.5 million as compared to $6.6 million for 2003, an increase of $1.9 million, or 28.8%. The increase in income before extraordinary item was attributable to the combination of factors discussed above.
      Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002. Net income for 2003 was $6.6 million as compared to $13.9 million for 2002, a decrease of $7.3 million, or 52.5%. Net income for 2002 includes an extraordinary gain of $10.9 million related to the recognition of negative goodwill resulting from the acquisition of the Predecessor Companies for less than the aggregate fair value of their net assets. Income before extraordinary item for 2003 was $6.6 million as compared to $3.0 million for 2002, an increase of $3.6 million, or 120.0%. The increase in income before extraordinary item was attributable to the combination of factors discussed above.
Liquidity and Capital Resources

Sources and Uses of Funds
      North Pointe Holdings Corporation is a holding company with no business operations of its own. Consequently, our ability to pay dividends to shareholders, meet our debt payment obligations and pay our taxes and administrative expenses is dependent on intercompany service agreements with, and dividends from, our subsidiaries, including our insurance company subsidiaries. Our insurance company subsidiaries are subject to extensive regulation by insurance regulatory agencies in each state in which they do business, including restrictions on the amount of dividends they can pay to their shareholder. North Pointe Holdings Corporation and certain of its subsidiaries are not insurance companies and, therefore, are not subject to the same level of regulation as our insurance company subsidiaries.
      Our non-insurance companies provide management and administration services for our insurance company subsidiaries pursuant to intercompany service agreements. These services include providing management, marketing, offices and equipment, and premium collection, for which our insurance companies pay our non-insurance companies fees based on a percentage of our gross premiums written. In exchange for providing these intercompany services, our non-insurance companies recorded revenues of $8.0 million for the six months ended June 30, 2005 and $10.9 million, $10.0 million and $8.5 million for the years ended December 31, 2004, 2003 and combined 2002, respectively. Our non-insurance companies also derive nonaffiliated revenues from installment fees, commissions from nonaffiliated insurance carriers, premium financing and other income which totaled $779,000 for the six months ended June 30, 2005 and $2.2 million, $2.0 million and $2.5 million for the years ended December 31, 2004, 2003 and combined 2002, respectively. There were no material non-cash components of our non-insurance company revenues. All of the agreements between our regulated insurance company subsidiaries and our non-insurance company subsidiaries have been approved by the applicable regulators.
      The primary obligations of our non-insurance companies are salary and administration expenses and debt service obligations. Our non-insurance companies incurred salary and administrative expenses totaling $4.3 million for the six months ended June 30, 2005 and $8.3 million, $6.9 million and $7.0 million for the years ended December 31, 2004, 2003 and combined 2002, respectively. Our minimum principal and interest payments on our bank debt was $2.1 million for the six months ended June 30, 2005 and $3.6 million, $2.4 million and $1.3 million for the years ended December 31, 2004, 2003 and combined 2002, respectively.

We anticipate that a portion of the proceeds received from this offering will be used to repay our current debt. Our current policy is to pay no dividends, retaining all earnings for general corporate purposes.
      State insurance laws restrict the ability of our two insurance company subsidiaries to declare dividends to us. These subsidiaries may not make an “extraordinary dividend” until 30 days after the applicable insurance department has received notice of the intended dividend and has either approved the dividend or not objected to it within the 30-day period. Prior to the dividend paid by NPIC on June 28, 2005, our insurance company subsidiaries had not paid any dividends in the last three years.
      In Michigan, an extraordinary dividend is defined as any dividend or distribution of cash or other property whose fair market value, together with that of other dividends and distributions made within the preceding 12 months, exceeds the greater of 10.0% of the insurance company’s surplus as of the preceding December 31 or the insurance company’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurance company’s remaining surplus after payment of a dividend or other distribution to shareholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. Under Michigan’s insurance law, North Pointe Insurance could pay up to approximately $3.3 million in ordinary dividends in 2005 without prior regulatory approval, which amount was paid on June 28, 2005. The Michigan department retains the right to deny any dividend, extraordinary or otherwise. Accordingly, we typically obtain prior approval on all dividend distributions from North Pointe Insurance.
      In Florida, an extraordinary dividend includes any dividend or distribution of cash or other property whose fair market value, together with that of other dividends and distributions made within the preceding 12 months, exceeds the greater of 10.0% of the company’s surplus derived from operating profits on its business and net capital gains, or the entire profits and realized capital gain derived during the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurance company’s remaining surplus after payment of a dividend or other distribution must equal or exceed 115% of the minimum required surplus. In Florida, an insurance company generally may be required to file notice with the Florida Department of Insurance at least 10 days prior to any dividend payment or other distribution regardless of whether such dividend or other distribution qualifies as an extraordinary dividend. Florida’s insurance law would not have allowed North Pointe Casualty to pay any dividends without approval in 2005.
      Our insurance and non-insurance operating subsidiaries’ principal sources of funds are insurance premiums, investment income, proceeds from the maturity and sale of invested assets and installment fees. These funds are primarily used to pay claims, commissions, employee compensation, taxes and other operating expenses, and to service debt, purchase investments and pay dividends to us.
      We generally expect to pay claims and other expenses from operating cash flows. Historically, cash and cash equivalents (i.e., investments having an original maturity of 90 days or less) have comprised at least 10% of our investment portfolio, and our current investment guidelines require us to maintain this level of liquidity. We also seek to stagger the maturities of our investments so that we have access to maturing instruments on a regular basis. In addition, we seek to invest at least 70% of our investment portfolio in highly liquid, fixed-income securities having an average duration of less than four years. We believe that managing our cash and investments in the foregoing manner limits our exposure to losses resulting from the untimely sale of securities due to unanticipated cash requirements.
      In July 2005, we incurred losses as a result of Hurricane Dennis, which crossed over the panhandle of Florida. We believe that our pre-tax loss and loss adjustment expenses related to this hurricane will not exceed $3.3 million ($2.2 million after tax). We do not believe the losses from this event will have a material impact on our liquidity or cash flows.

Cash Flows
      Net cash provided by operating activities for the six months ended June 30, 2005 was $14.9 million compared to $9.1 million for the six months ended June 30, 2004, an increase of $5.8 million. The increase in cash from operations was primarily attributable to an increase in premiums collected, net of ceded premiums paid to reinsurers, of $14.0 million as a result of the premiums written for the new Florida homeowners business and growth in our Florida small business line. The increase in cash from premiums collected (plus other, less significant, increases in cash) were partially offset by a $4.3 million change in restricted cash, a $3.2 million increase in cash paid for commissions and operating expenses primarily associated with the Florida homeowners business and a $1.1 million increase in cash paid for federal income taxes. The reduction in our loss reserves from $96.6 million as of December 31, 2004 to $86.5 million as of June 30, 2005 was primarily attributable to direct losses paid relating to hurricane losses incurred in 2004. As of the date of this prospectus, these hurricane losses, net of retentions, have been substantially recovered under our catastrophic reinsurance agreements. We expect to recover the balance of these hurricane losses during the third quarter of 2005.
      Net cash provided by operating activities for the year ended December 31, 2004 was $185,000 as compared to $8.2 million for 2003, a decrease of $8.0 million. The decrease in cash from operations was attributable to a combination of factors including a decrease in cash due to an increase in losses and loss adjustment expenses paid of $13.5 million, an increase in other underwriting and operating expenses paid of $3.5 million, and an increase in federal income taxes paid of $1.0 million. The decrease in cash was partially offset by an increase in premiums collected, net of premiums ceded, of $9.2 million and an increase of cash of $814,000 from the reclassification of restricted cash to cash and cash equivalents associated with pending litigation that was resolved favorably. The increase in losses and loss adjustment expenses paid was primarily attributable to the Florida hurricanes, much of which was recoverable from reinsurers. For example, our reinsurance recoverables on paid losses increased by $6.8 million to $8.2 million as of December 31, 2004 from $1.4 million as of December 31, 2003. Approximately $3.9 million of our 2004 net income was derived from our non-insurance companies.
      Net cash provided by operating activities for the year ended December 31, 2003 was $8.2 million as compared to $2.2 million for 2002, an increase of $6.0 million. The increase in cash from operations was attributable to a combination of factors including an increase in premiums collected, net of premiums ceded, of $18.6 million and an increase in cash of $302,000 from the reclassification of restricted cash to cash and cash equivalents. These increases in cash were offset by a decrease in cash due to an increase in losses and loss adjustment expenses paid of $2.8 million, an increase in other underwriting and operating expenses paid of $7.2 million, a decrease in investment income and other income received of $2.1 million and an increase in taxes paid of $775,000.
      Net cash used in investing activities for the six months ended June 30, 2005 was $30.2 million and was attributable to $28.4 million of net cash used in investment portfolio purchases in excess of investment portfolio sales and $1.8 million of cash used in purchases of fixed assets. Net cash provided by investing activities for the six months ended June 30, 2004 was $7.1 million and was attributable to a $3.3 million net increase in cash from the acquisition of North Pointe Casualty and $4.2 million of net cash provided by investment portfolio sales in excess of investment portfolio purchases, partially offset by $369,000 of cash used in purchases of fixed assets.
      Net cash provided by investing activities for the year ended December 31, 2004 was $4.1 million and was primarily attributable to a $3.3 million net increase in cash from the acquisition of North Pointe Casualty, a $4.3 million increase in cash from the sales of businesses offset by $2.8 million of net cash used in investment portfolio purchases in excess of investment portfolio sales.
      Net cash provided by investing activities for the year ended December 31, 2003 was $1.0 million and was primarily attributable to net cash flows from investment portfolio sales in excess of investment portfolio purchases. Net cash used in investing activities for the year ended December 31, 2002 was $11.8 million and was substantially attributable to our acquisition of the Predecessor Companies, which resulted in net cash used in investing activities of $8.6 million.
      Net cash provided by financing activities for the six months ended June 30, 2005 was $2.6 million and was attributable to an increase in net borrowings in order to partially fund the cash contribution to Home Pointe Insurance. Net cash provided by financing activities for the six months ended June 30, 2004 was $5.9 million and was primarily attributable to an increase in net borrowings in order to finance the acquisition of North Pointe Casualty.
      Net cash provided by financing activities for the year ended December 31, 2004 was $4.7 million and was partially attributable to a $9.2 million increase in net cash provided from net borrowings in order to finance the acquisition of North Pointe Casualty and the $4.5 million repurchase of shares of preferred and common stock held by our sole preferred shareholder, which $4.5 million repurchase offsets the increase in net cash provided from net borrowings.
      Net cash used in financing activities for the year ended December 31, 2003 was $2.4 million and was principally attributable to a $1.5 million net pay down of our senior credit facility and a $930,000 cash redemption of shares of common stock pursuant to a tender offer. Net cash provided by financing activities for the year ended December 31, 2002 was $22.8 million and was primarily attributable to our issuance of shares of common and preferred stock for $8.5 million and our increase in net borrowings of $14.4 million in order to finance our acquisition of the Predecessor Companies in 2002.
      We believe that existing cash and investment balances, as well as cash flows from operations, will be adequate to meet the capital and liquidity needs of North Pointe Holdings and each of its subsidiaries during the 12-month period following the date of this offering. We currently anticipate meeting our long-term capital and liquidity needs through a combination of cash flows from operations and possible future debt or equity financings. No assurances can be given, however, that we will generate cash flows from operations sufficient to meet our ongoing financial requirements or that debt or equity financing will be available to us upon acceptable terms, if at all, in the future.
      On June 30, 2004, we redeemed the outstanding shares of preferred and common stock owned by our sole preferred shareholder for $4.5 million in cash. All rights and obligations related to these shares of preferred and common stock, including conversion provisions and warrants, were terminated upon redemption.
      The sale of the renewal rights relating to our Michigan non-standard personal automobile insurance line will reduce inter-company fees which flow to our non-insurance subsidiaries and ultimately provide funds for lease payments, salaries, debt service and dividends. In 2004, our non-insurance companies received $1.3 million in intercompany fees from North Pointe Insurance relating to this line of business. In addition, we earned $901,000 of installment fees from this line in 2004. With the resulting reduction in business, we also will be required to spread our fixed costs over less premium volume. We expect that the premium volume from the new Florida homeowners insurance business resulting from our agreement with the Florida Department of Financial Services will more than offset the loss in premium volume from the sale of our non-standard automobile insurance business.

Capital Constraints
      Our ability to write additional insurance policies is dependent largely on the statutory leverage of our insurance company subsidiaries. The Michigan insurance department requires insurance companies to maintain a gross premium writings-to-surplus ratio under 3-to-1. The Florida insurance department requires that its domestic insurance companies maintain a net premiums-to-surplus ratio rather than a gross premiums-to-surplus ratio, and has a lower threshold of 2.5-to-1. Statutory surplus is defined as total assets less total liabilities of our insurance companies in accordance with statutory accounting principles.
      North Pointe Insurance’s gross premiums written to statutory capital and surplus ratios as of December 31, 2004 and 2003 were 2.74-to-1 and 2.96-to-1, respectively. In the past, we have had to limit our writing of new policies to remain within the permissible range of statutory surplus imposed by our regulators. Because unrealized gains are not included in surplus ratio calculations, during the last three years we have periodically sold investments to capture unrealized gains in our bond portfolio in an effort to increase our statutory surplus and to increase our ability to write additional premiums in compliance with applicable statutory surplus requirements.
      We intend to contribute an aggregate of approximately $19.0 million of the net proceeds that we receive from this offering to our insurance company subsidiaries, which will increase their statutory surplus levels. Additionally, we have already begun redistributing certain North Pointe Insurance business to North Pointe Casualty. This redistribution of business and our planned surplus contributions will have a positive effect on our writings-to-surplus ratios.
      The NAIC’s model law for risk-based capital provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. As of December 31, 2004, both of our insurance companies had risk-based capital levels in excess of an amount that would require any regulatory intervention.
      We will initially write the new Florida homeowners insurance business resulting from our agreement with the Florida Department of Financial Services in North Pointe Casualty. We believe North Pointe Casualty has sufficient statutory capital and surplus to support the premium volume anticipated from this Florida homeowners business for the next 12 months.

Outstanding Debt
      Senior Credit Facility. We are party to a $24.0 million senior credit facility with Comerica Bank, Fifth Third Bank and Bank One, N.A., with Comerica Bank as agent, that was entered into on January 26, 2002 and subsequently amended on March 31, 2004, June 30, 2004, March 31, 2005 and June 28, 2005. This credit facility currently consists of a $17.0 million five-year term note and a $7.0 million two-year revolving credit note. We had $1.3 million available under the revolving credit note as of June 30, 2005.
      Our total senior debt was $22.7 million as of June 30, 2005 as compared to $20.1 million as of December 31, 2004. The increase in senior debt was attributable to financing required to partially fund the $7.5 million contribution to our newly-formed Home Pointe Insurance subsidiary. The increase in our senior debt from $10.8 million at December 31, 2003 to $20.1 million at December 31, 2004 was attributable to the financing required to fund our North Pointe Casualty acquisition and the repurchase of the shares of preferred and common stock owned by our sole preferred shareholder. See “Our Company History — Management Buyout and Recent History” and “— Liquidity and Capital Resources-Cash Flows.”
      Our current senior credit facility requires quarterly principal payments of $850,000 on the term note and quarterly interest payments on both the term note and the revolving credit note. The credit facility provides various interest rate options, and the rate is currently based on the prime rate of Comerica Bank. This rate was 6.25% and 5.25% as of June 30, 2005 and December 31, 2004, respectively.
      The senior credit facility is collateralized by substantially all of our assets, including the stock of our non-insurance company subsidiaries (but excluding the stock of our insurance company subsidiaries). It is guaranteed by our chief executive officer (limited to a principal cap of $2.6 million plus interest), and our chief operating officer (limited to a principal cap of $390,000 plus interest).
      The credit facility requires that we comply with various financial and other covenants, including requirements that we maintain an A.M. Best rating of no less than “B+” for each of our insurance company subsidiaries, that there shall be no more than four IRIS calculations that result in unusual values at each fiscal year end, and that we maintain the following financial ratios for each insurance company subsidiary:

•	adjusted capital and surplus in excess of 215% of authorized control level risk-based capital as of each fiscal year end; and

•	a ratio of net premiums written to statutory capital and surplus of not more than 2.50 to 1.0 and a ratio of gross premiums written to statutory surplus of not more than 3.0 to 1.0.

      In addition, our senior credit facility contains negative covenants restricting our ability to, among other things, enter into a merger or consolidation, sell, lease or otherwise dispose of our assets, acquire the stock or assets of another entity or declare or pay any dividends. We are currently in compliance with all the covenants under our senior credit facility. For the 12-month period ended December 31, 2003 we were in compliance with all the covenants under the senior credit facility that we had in place at that time except for the net premiums written to statutory capital and surplus ratio covenant as of December 31, 2003. As of December 31, 2003, we had a net premiums written to statutory capital and surplus ratio of 2.62 to 1.00, and the covenant under our credit facility limited us to a ratio of 2.50 to 1.00. We consequently requested and received a waiver of the breach of this covenant from our senior lenders effective December 31, 2003.
      We intend to pay down our senior credit facility out of the net proceeds of the offering. See “Use of Proceeds.”
      Line of Credit. Between June 2002 and May 2003, our outstanding senior debt included a line of credit specifically used for premium financing activity. As of December 31, 2002 we had a maximum of $1.5 million available on this line of credit, $1.3 million of which was utilized. In May 2003, we decided to internally fund our premium financing activities and discontinued the line of credit.
Contractual Obligations and Commitments
      The following table summarizes information about our contractual obligations. The minimum future annual payments under these agreements as of December 31, 2004 were as follows:

						2010 and
	2005	2006	2007	2008	2009	thereafter	Total

	(Dollars in thousands)
Non-insurance companies:
Operating leases(1)	$1,301	$826	$595	$608	$486	$—	$3,816
Senior debt principal and interest payments(2)	4,267	10,824	3,557	3,335	—	—	21,983
Insurance companies:
Unpaid loss and loss adjustment expense(3)	38,404	25,961	13,265	8,983	5,838	4,110	96,561

Total contractual obligations	$43,972	$37,611	$17,417	$12,926	$6,324	$4,110	$122,360

(1)	Consists of rental obligations under real estate leases related to our corporate headquarters and regional offices.

(2)	Includes senior debt principal payments of $825,000 per quarter on our term loan, which had a $13.2 million balance as of December 31, 2004. The entire $6.9 million line of credit balance is reflected as due in 2006.

(3)	The gross unpaid loss and loss adjustment expense payments were estimated based on historical payment patterns. However, future payments may be different than historical payment patterns.
      As a result of the June 28, 2005 amendment to our senior credit facility our future senior debt principal and interest payment obligations as of June 30, 2005 are as follows:

					2010 and
2005	2006	2007	2008	2009	thereafter	Total

(Dollars in thousands)
$3,066	$4,607	$9,922	$3,825	$3,613	$1,753	$26,785

      The principal and interest payments set forth above include $850,000 quarterly principal payments on our term loan, which had a $17.0 million balance as of June 30, 2005. The entire $5.7 million line of credit balance, as of June 30, 2005, was reflected as due in 2007.

Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. We believe that interest rate risk and credit risk are the two types of market risk to which we are principally exposed.

Interest Rate Risk
      Our investment portfolio consists principally of investment-grade, fixed-income securities, all of which are classified as available for sale. Accordingly, the primary market risk exposure to our debt securities is interest rate risk. In general, the fair market value of a portfolio of fixed-income securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in fixed-income securities increases or decreases along with interest rates. In addition, some of our fixed-income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall and issuers call their securities, requiring us to reinvest at lower interest rates. We attempt to mitigate this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to a defined range of three to four years. The effective duration of our portfolio as of June 30, 2005 and December 31, 2004 was 3.3 years and 2.5 years, respectively.
      The tables below summarize our interest rate risk. They illustrate the sensitivity of the fair value of fixed-income investments to selected hypothetical changes in interest rates as of June 30, 2005 and December 31, 2004. The selected scenarios are not predictions of future events, but rather illustrate the effect that events may have on the fair value of the fixed-income portfolio and shareholders’ equity.

			Hypothetical Percentage
			Increase (Decrease) in
		Estimated
Hypothetical Change in Interest Rates	Estimated	Change in		Shareholders’
As of June 30, 2005	Fair Value	Fair Value	Fair Value	Equity

	(Dollars in thousands)
200 basis point increase	$97,266	$(7,262)	(6.9)%	(11.6)%
100 basis point increase	100,845	(3,683)	(3.5)	(5.9)
No change	104,528	—	—	—
100 basis point decrease	107,769	3,241	3.1	5.2
200 basis point decrease	110,639	6,111	5.8	9.8

			Hypothetical Percentage
			Increase (Decrease) in
		Estimated
Hypothetical Change in Interest Rates	Estimated	Change in		Shareholders’
As of December 31, 2004	Fair Value	Fair Value	Fair Value	Equity

	(Dollars in thousands)
200 basis point increase	$70,964	$(5,104)	(6.7)%	(9.7)%
100 basis point increase	73,463	(2,605)	(3.4)	(5.0)
No change	76,068	—	—	—
100 basis point decrease	78,253	2,185	2.9	4.2
200 basis point decrease	79,876	3,808	5.0	7.2

Credit Risk
      An additional exposure to our fixed-income securities portfolio is credit risk. We attempt to manage our credit risk by investing only in investment-grade securities. In addition, we comply with applicable statutory requirements which limit the portion of our total investment portfolio that we can invest in any one security. As of June 30, 2005, we primarily invested in U.S. government securities and investment-grade corporate bonds.
      We are subject to credit risks with respect to our reinsurers. Although a reinsurer is liable for losses to the extent of the coverage which it assumes, our reinsurance contracts do not discharge our insurance companies from primary liability to each policyholder for the full amount of the applicable policy, and consequently our insurance companies remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement. To mitigate our credit risk to reinsurance companies, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” or better and continue to evaluate their financial condition throughout the duration of our agreements. See “Business — Reinsurance.”
      At June 30, 2005 and December 31, 2004, net amounts due us from reinsurers were $40.2 million and $50.3 million, respectively. We believe all amounts recorded as due from reinsurers are recoverable.

Effects of Inflation
      We do not believe that inflation has a material effect on our results of operations, except for the effect that inflation may have on interest rates and claims costs. We consider the effects of inflation in pricing and estimating reserves for unpaid losses and loss adjustment expenses. The actual effects of inflation on our results are not known until claims are ultimately settled. In addition to general price inflation, we are exposed to a long-term upward trend in the cost of judicial awards for damages.
Recent Accounting Pronouncements
      In November 2003, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. EITF Issue 03-1 applies to all investment securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management’s intent and ability to hold the securities with unrealized losses for a period sufficient for recovery of such losses. In September 2004, the FASB approved FASB Staff Position (“FSP”) EITF Issue 03-1-1, which delays the effective date for measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 until certain issues are resolved. The delay of the recognition and measurement provisions is expected to be superseded concurrently with the issuance of a FSP, which will provide additional implementation guidance. We have implemented the disclosure requirements of EITF 03-1 and will adopt the guidance at the time it is issued.

BUSINESS
Overview
      We are a property and casualty insurance holding company. Through our insurance company subsidiaries, we market both specialty commercial and personal insurance products. Approximately 69.6% and 71.9% of our net premiums earned for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, were attributable to commercial lines. Within our commercial lines segment, we primarily target policyholders that we believe are underserved due to either the size of the market or unique operating characteristics of potential policyholders. Examples of the classes of commercial policyholders that we serve are owner-operated small and mid-sized restaurants, bars, taverns, small grocery and convenience stores, bowling centers, automobile repair facilities and artisan contractors. Our personal lines segment is currently focused on specialty homeowners insurance in Florida, Indiana and Illinois. On October 15, 2004, we sold the new and renewal policy rights relating to our non-standard personal automobile insurance line. On November 10, 2004, we secured an opportunity to expand our personal lines segment by offering new homeowners insurance policies to former policyholders of an unaffiliated insurance company in liquidation proceedings in Florida. As of the date of this prospectus, we have issued new policies to approximately 31,000 of such policyholders.
Industry Information
      Our insurance company subsidiaries write both property and liability insurance. Property insurance covers a policyholder whose property is damaged or destroyed by a covered risk. The loss is the reduction in the value of the property being insured after the covered risk has occurred. Liability, also known as casualty, insurance covers a policyholder’s liability resulting from a covered risk in the form of an act or omission that causes bodily injury or property damage to a third party. In liability insurance, the loss is the amount of the claim or payment made on the policyholder’s behalf. Our insurance company subsidiaries write property and liability insurance for businesses and professional organizations (commercial lines) and for individuals (personal lines).
      We write insurance with both short-tail and longer-tail liability. Short-tail liability is liability for losses which become known to the policyholder and are reported to the insurance company within a short period of time, generally within the policy period or within one or two years of expiration. Conversely, longer-tail liability is liability for losses that may take many years before they become known to the policyholder and are reported as claims. We consider our property, homeowners and automobile damage coverages to be short-tail, because we generally know by policy expiration or shortly thereafter if there is a loss. We consider our liquor liability and general liability coverages to be longer tail because losses under these coverages may not to be reported to us for several years.
      Most property and casualty insurance policies are purchased from insurance companies that are licensed to write insurance in the state in which the policy was sold. These companies are admitted to do business in the state by its insurance department, and therefore are generally known as admitted companies. Admitted companies’ insurance rates and forms are regulated by state insurance departments. In contrast, non-admitted companies, also known as surplus lines companies, are not licensed in the particular state. They often provide coverage for risks that either do not fit the underwriting criteria of admitted carriers or are of such a class of risk that the admitted carriers in that state generally avoid them altogether, often due to the difficulty of insuring these risks in an environment where rates and forms are regulated. To help ensure the availability of those lines of insurance that the admitted companies will not provide, the individual insurance departments of various states will permit surplus lines companies to offer these lines, foregoing the standard regulation of solvency, rate and form. One or more of our insurance company subsidiaries are licensed as admitted companies in 44 states and the District of Columbia, and authorized as surplus lines companies in 31 states and the District of Columbia. We have admittances or authorizations in 47 states plus the District of Columbia.

Our Operating Strategies
      We believe that our focus on underwriting and claims management has enabled us to achieve loss ratios that are better than industry averages. For example, our North Pointe Insurance subsidiary’s average statutory loss ratio of 59.5% for the five-year period ended December 31, 2004 is substantially lower than the industry average loss ratio of 80.9% for the same period, according to A.M. Best statistics.
      In recent years, we have also experienced increasing profitability. Our net income has grown to $11.4 million for the year ended December 31, 2004 from $491,000 for our Predecessor Companies for the year ended December 31, 2001. Our net income for 2004 included an extraordinary gain of approximately $2.9 million due to the recognition of negative goodwill from our purchase of North Pointe Casualty and $4.8 million of expenses (after tax) related to four hurricanes that impacted Florida in August and September 2004.
      We believe that our operating strategies have contributed significantly to our recent growth in profitability and positioned us to operate competitively in both hard and soft insurance markets.

Targeted Policyholder Focus
      We focus on providing specialty insurance products to policyholders in markets we believe are underserved or offer the potential for significant profitability. We believe our focus on select types of policyholders allows us to compete on factors other than price, more effectively underwrite our selected risks and better serve our agents and customers. We maintain a largely fixed-cost underwriting, claims and technology infrastructure that enables us to initiate and discontinue product lines with minimal incremental expense, and we believe our experience developing niche insurance programs allows us to react quickly to new market opportunities and manage small programs profitably. We believe we will be able to support continued growth by leveraging our experience and infrastructure to capitalize on opportunities in new and existing markets.
      We believe our RBT insurance line exemplifies the benefits of our niche focus. Beginning in the early 1980s, our founder and current CEO recognized and began to develop this defined specialty market, which is made up of owner-operated small businesses possessing liquor licenses. We were able to capitalize on our strong ties with our independent agents to build a leading market position in insuring RBT policyholders in Michigan, while maintaining our focus on underwriting profitability. Subsequently, we were able to leverage our expertise in this program to design and begin writing comparable programs in other states where we have strong agent relationships, such as in Illinois, Iowa, Ohio and, most recently, Florida.

Strong Ties to Our Independent Agents
      We believe the selection of an insurance company by a business or individual is often strongly influenced by the business or individual’s agent. We have worked hard to develop and maintain favorable relationships with our group of over 1,750 independent agents located in 29 states. We treat our agents as our customers, and we seek to provide them with competitive products, personal service (including quick quote turnaround times) and a competitive compensation. We believe these factors have contributed significantly to our high agent retention. For example, approximately 70% of our commercial lines agents have worked with us for over ten years. Given our historically favorable relationships with our agents, we actively solicit their input regarding improving our business methods and consult them in developing new commercial products and entering new markets.

Focus on Underwriting Profitability
      We underwrite each policy pursuant to our specific guidelines and retain final underwriting authority on each policy. We also frequently customize coverages for particular policyholders or groups of policyholders, enabling us to better ensure the profitability of each policy we underwrite.
      Commercial Lines. We control our commercial lines underwriting process by using a number of customized policy endorsements, rating surcharges (consistent with applicable regulatory requirements) and tailored policy limits. These and other techniques enable us to better align our product offerings to the risk profile of the class and the specific policyholder being underwritten. We generally do not pursue commercial product lines in which competition is based primarily on pricing, and we continually monitor our markets so that we are able to quickly implement rate changes as conditions dictate or allow. Each of our commercial policyholder accounts, whether a new or renewed account, is specifically reviewed against our underwriting guidelines on a number of criteria, including risk profile, relative pricing, claims history, payment history, the policyholder’s geographic location and the length of our relationship with the agent and the policyholder.
      Personal Lines. In our personal lines segment, we employ internal product managers to continually review our pricing relative to our competition, create better segmentation of pricing, and originate premium rate changes as appropriate. We recently began using an independent third-party actuary to review most of our personal lines pricing at least annually.

Proactive Claims Handling
      We believe that our experienced team of internal claims professionals handle claims more effectively and economically than third-party adjusters and defense attorneys. Since our claims professionals gain valuable expertise through specialization, we have structured our claims department by product line; however, we also cross-train all of our claims personnel so that they are knowledgeable about all of our claims processes. We maintain an in-house staff of 16 attorneys, many of whom previously worked for us as adjusters, and we employ a proactive policy in litigating what we believe are non-meritorious claims. We believe these factors have contributed to our below industry-average loss ratios and historically favorable litigation experience.

Management Expertise
      Our senior management team has an average of over ten years experience with us and has longstanding relationships with many independent agents and policyholders within our targeted markets, as well as with the insurance regulators in the states in which we conduct our business. Our Chief Executive Officer and founder, James G. Petcoff, has over 25 years of experience in the insurance industry. Because of our team’s expertise in handling specialty insurance opportunities for small and mid-sized businesses and in writing non-standard personal lines insurance, we believe we have been able to grow our business by writing more premium and by adding new product lines in an effective and cost-efficient manner. While we are presently focused principally on organic growth, our management team also has significant experience in business acquisitions, which we believe may enable us to capitalize on attractive acquisition opportunities.
Our Growth Strategies
      Our primary business objective is to deliver superior returns to our shareholders through underwriting profits and disciplined growth in our gross premiums written. In the past, we have had to limit our writing of new policies to remain within the permissible range of statutory surplus imposed by our insurance regulators. With additional capital, we intend to grow our business by:

•	Expanding geographically
      We believe there are significant opportunities to introduce our existing products and programs to targeted classes of policyholders in states in which we are not currently offering these products and programs. For example, we intend to offer our bowling center program in at least four additional states within the next 12 months. In addition, we may expand our small business program to at least one more state during such period.

•	Increasing our premiums written in existing markets
      We intend to grow premium volume by expanding our agency force through the appointment of new agents in our existing states, thereby providing us with access to new policyholders and referral sources, and by expanding the volume of business we write with our existing agents.

•	Developing new programs for our agents
      We intend to continue leveraging our experience, agent relationships and infrastructure to expand our product offerings into new specialty lines. In the past, our independent agents have presented us with opportunities to underwrite new products for new or existing groups of policyholders.
      When considering whether to enter a potential new product line, we assess our ability to:

•	Become a market leader for the product;

•	Price the product appropriately and control our risk exposure;

•	Effectively manage claims;

•	Utilize our established agent ties to become a preferred provider; and

•	Operate within the applicable regulatory and judicial environment.
      For example, in late 2004 we were provided an opportunity to begin offering homeowners insurance to select policyholders in Florida. Based on our evaluation of the market opportunity and our ability to price, underwrite, administer and reinsure the business subject to our profitability standards, we elected to pursue the opportunity and began offering policies in December 2004.

•	Engaging in complementary acquisitions
      We have successfully acquired and integrated businesses and books of business in the past. While we have no current plans for engaging in any specific further acquisitions, from time to time we consider acquiring a company or line of business that complements our current product offerings or represents a strategic opportunity.
Our Product Lines
      The following table shows our net premiums earned by product line for each of the periods indicated:

			Year Ended December 31,

	Six Months Ended
	June 30, 2005		2004		2003		2002

		% of		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total

	(Dollars in thousands)
Commercial Lines:
Liquor liability	$5,459	12.1%	$10,818	14.1%	$9,790	14.2%	$7,301	13.3%
General liability	6,440	14.2	10,734	13.9	8,005	11.6	5,424	9.9

Total liability	11,899	26.3	21,552	28.0	17,795	25.8	12,725	23.2
Property	3,831	8.5	7,129	9.3	5,258	7.6	3,305	6.0
Commercial multi-peril	11,192	24.7	18,968	24.6	13,313	19.4	8,259	15.0
Commercial automobile	3,105	6.9	5,412	7.0	6,928	10.1	6,523	11.9
Other	1,449	3.2	2,274	3.0	2,182	3.2	2,580	4.7

Total commercial lines	31,476	69.6	55,335	71.9	45,476	66.1	33,392	60.8

Personal Lines:
Automobile	1,386	3.1	15,109	19.6	16,675	24.3	18,257	33.3
Homeowners	12,330	27.3	6,513	8.5	6,589	9.6	3,244	5.9

Total personal lines	13,716	30.4	21,622	28.1	23,264	33.9	21,501	39.2

Total net premiums earned	$45,192	100.0%	$76,957	100.0%	$68,740	100.0%	$54,893	100.0%

Commercial Insurance Products
      Our specialty commercial insurance lines consist primarily of coverages for liquor liability, property, general liability, commercial multi-peril and commercial automobiles. Our insurance policies are sold to targeted small and mid-sized businesses on a single or multiple-coverage basis. During the six months ended June 30, 2005 and the year ended December 31, 2004, our commercial lines segment accounted for 69.6% and

71.9% (89.5% on a pro forma basis after giving effect to the sale of the new and renewal policy rights relating to our non-standard personal automobile insurance line), respectively, of our net premiums earned.
      Liquor Liability. Liquor liability laws require a business that sells alcoholic beverages to be responsible for bodily injury or property damage caused by its customers to a third party. Insurance coverage for this exposure is referred to as liquor liability insurance. Our liquor liability insurance policies provide limits generally ranging from $50,000 to $100,000 per occurrence.
      General Liability. General liability covers a policyholder’s liability resulting from a covered risk in the form of an act or omission of the policyholder that causes bodily injury or property damage to a third party. Our general liability policies usually provide for defense and related expenses in addition to per occurrence and aggregate policy limits. Our general liability insurance policies have varying limits, with the majority of our policies having limits of $1.0 million or less.
      Property. Property insurance covers a policyholder whose property is damaged or destroyed by a covered risk. Our property insurance policies have varying limits, with the majority of such policies having limits of $1.0 million or less.
      Commercial Multi-Peril. Commercial multi-peril, also known as CMP, is composed of two or more coverages including property, commercial automobile, boiler and machinery and general liability, and is tailored to the policyholder’s needs. Business owners policies, also known as BOP, are included within our CMP line and combine property, liability and business interruption coverage to cover expenses of a small business resulting from damage to the business’ property or the acts or omissions of the business that cause damage to a third party. Optional specialty coverages can also be added to these packages, including liquor liability, business crime, accounts receivable, theft of money and securities, computer equipment and outdoor sign coverages. Our typical policy for CMP or BOP has a $1.0 million limit, but we have the ability to write umbrella coverage over our basic limits through a reinsurer.
      Commercial Automobile. Commercial automobile policies provide physical damage and other liability coverage for activities involving company-owned vehicles. Our commercial automobile insurance policies generally provide combined bodily injury and property damage limits of $1.0 million.
      We currently provide commercial automobile insurance policies in Florida and Ohio to policyholders who purchase or currently have other commercial policies with us and who have a need to insure company-owned vehicles. Commercial automobile insurance represented approximately 6.9% and 7.0% of our net premiums earned in the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, including policies written for policyholders in Illinois, a market in which we have not had any policies in force since April 2004. We do not expect to offer this product on a stand-alone basis in the future.
      Other Program Business. We occasionally offer other small specialty commercial products, generally in instances where one of our independent agents has expertise in the particular coverages. For example, we offer property and liability coverages to small Michigan assisted-living facilities. For these programs, we maintain final underwriting authority for all the risks that we insure. Our small specialty commercial programs accounted for less than 3.2% and 3.0% of our net premiums earned for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

Personal Insurance Products
      We also offer selected specialty personal insurance products. During the six months ended June 30, 2005 and the year ended December 31, 2004, our personal lines segment accounted for approximately 30.4% and 28.1% (10.5% on a pro forma basis after giving effect to the sale of our non-standard personal automobile insurance book of business), respectively, of our net premiums earned.
      Homeowners and Dwelling/ Fire. We currently offer non-standard homeowners insurance and dwelling/fire insurance products to individuals in Indiana and Illinois. Non-standard homeowners insurance and dwelling/fire insurance provides coverage to homeowners who find it difficult to obtain coverage from standard carriers due to various factors including the age of the home, its value and location. Our homeowners line typically offers coverage with property limits ranging from $100,000 to $200,000 and personal liability limits ranging from $50,000 to $300,000. The dwelling/fire insurance line provides individual owners with property coverage and basic perils coverage only, with no liability coverage attached.
      In December 2004 we began offering new homeowners and dwelling/fire insurance to former policyholders of an unaffiliated insurer currently in liquidation in Florida. As of the date of this prospectus we have issued new policies to approximately 31,000 of such policyholders. See “Summary — Company History and Organizational Structure.” This homeowners coverage generally has property limits ranging from $100,000 to over $500,000 and personal liability limits of $100,000 or $300,000.
      Automobile. In 1996, perceiving a business opportunity due to limited competition, we began writing non-standard personal automobile insurance in Michigan. Non-standard personal automobile insurance provides coverage to drivers who find it difficult to obtain insurance from standard insurance companies due to a lack of prior insurance, failure to maintain continuous coverage, age, prior accidents, driving violations, type of vehicle or limited financial resources. In general, customers in the non-standard market pay higher premiums for comparable coverage than customers who qualify for the standard market. Typically, our non-standard personal automobile insurance policies have been issued for six months and for the minimum limits of coverage mandated by state law. On October 15, 2004, we sold the new and renewal rights to this book of business. We continue, however, to be responsible for performing claims, underwriting and other administrative services with respect to the run-off of non-standard automobile policies that were either expired or still in-force at the time the sale was completed.

Flood Insurance Product
      North Pointe Insurance has been approved by the Federal Emergency Management Agency (“FEMA”) to underwrite flood insurance for the United States government’s National Flood Insurance Program (the “Flood Program”), effective October 1, 2005. It is anticipated that North Pointe Insurance will begin writing Flood Program business for homeowners insurance customers in Florida in October 2005, with possible expansion to other geographic markets over time.
      The terms and conditions of North Pointe Insurance’s involvement in the Flood Program are set forth in a Financial Assistance/ Subsidy Arrangement (the “Arrangement”) with FEMA, running from October 1 to September 30 of each year. Furthermore, the Arrangement and all Flood Program insurance policies are subject to the provisions of the National Flood Insurance Act of 1968, as amended, the Flood Disaster Protection Act of 1973, as amended, the National Flood Insurance Reform Act of 1994 and regulations issued pursuant to each of these Acts. Among other items, the Arrangement provides that we will be bound to charge rates for the Flood Program that are established by the Federal Insurance Administration (the “FIA”), a branch of FEMA, and utilize Standard Flood Insurance Policies for the Flood Program business.
      While the Flood Program business will be written on insurance contracts directly issued by NPIC, the underwriting risk arising from the business effectively remains with the United States government (with the exception of (i) claims against the companies that are grounded in actions significantly outside the scope of the Arrangement and (ii) claims involving negligence on the part of North Pointe Insurance or any of its agents. In this regard, North Pointe Insurance will be required to maintain a separate bank account to hold its net written premium from the Flood Program. This account will then be utilized to reimburse North Pointe Insurance for loss adjustment expenses and loss payments related to the Flood Program business. Additionally, to the extent the funds in the separate bank account are insufficient to cover North Pointe Insurance’s loss adjustment expenses and loss payment obligations relative to the Flood Program business, FEMA has established letters of credit that North Pointe Insurance can draw on to satisfy those obligations. As compensation for its involvement in the Flood Program, North Pointe Insurance is allowed to retain certain operating and administrative expense allowances from gross written premium for the Flood Program, a portion of which gross written premium will be used to pay agents’ commissions.
      North Pointe Insurance must re-subscribe to the Arrangement each year to continue its involvement in the Flood Program, and FEMA retains the right to nonrenew North Pointe Insurance’s participation in any given year. Furthermore, if North Pointe Insurance is unable, or otherwise fails, to carry out its obligations under the Arrangement, it will be required to transfer all Flood Program business that it has previously underwritten to the federal government.
      North Pointe Insurance has entered into an agreement with a third party, FEMA-approved vendor, pursuant to which the vendor will be obligated to provide supervision and administration for North Pointe Insurance’s involvement in the Flood Program. In return, it is anticipated that North Pointe Insurance will pay the vendor a fee based on a percentage of the premium written by North Pointe Insurance for the Flood Program.

Administrative Services
      North Pointe Financial, which is our wholly-owned licensed general agent, was our original general agent for the RBT business in Michigan in the period before North Pointe Insurance became licensed. It also provides management and administrative services for our insurance company subsidiaries and our premium finance subsidiary. These services include providing staff, offices and equipment, and collecting premium, for which North Pointe Financial earns fee income. We also offer premium financing to commercial accounts through N.P. Premium Finance Company, our wholly-owned premium finance company. We generally provide premium financing for our policyholders only. This subsidiary is licensed to provide premium financing in seven states, but does most of its business in Michigan, Iowa, Ohio and Illinois. As of each month-end during the six months ended June 30, 2005 and during 2004, we had an average finance receivable balance of $1.0 million and $1.1 million, respectively, and averaged just over 500 accounts serviced for each month during such periods.
Targeted Commercial Policyholders
      Restaurants, Bars and Taverns. In 1986 we began to market and underwrite liquor liability insurance for the Michigan RBT market. Our primary concentration for liquor liability insurance remains Michigan, where we have had market share of at least 30% of all liquor licensees, since 1995. Our RBT business has been supported by the endorsement of the Associated Food Dealers of Michigan, which we have held since 1988, and for which we pay marketing fees. Beginning in 1996 we also began to write RBT business in other states, including Illinois, Iowa, Ohio and, most recently, Florida.
      Our RBT policyholders are generally owner-operated taverns, bars and small restaurants which possess liquor licenses. We also insure small, owner-operated grocery and convenience stores that sell alcoholic beverages. Typically, we do not insure chain operations. We believe that individual owner operated businesses, employing motivated on-site managers, typically implement better business controls and practices than larger chains. By focusing on smaller owner-operated establishments, we also believe we retain greater control over pricing and policy limits. Our policyholders generally purchase liquor liability policies having statutorily-mandated minimum limits of coverage, and many of our RBT policyholders purchase property and general liability insurance packaged with the liquor liability coverage.
      Bowling Centers. In 1990, as an outgrowth of our expertise in insurance coverage for the RBT market, we expanded our policyholder focus to include bowling centers. Our bowling product generally includes a bundled policy of property and general liability insurance tailored to our bowling center policyholders’ needs. For example, we provide specialized coverages for mechanical breakdown of the scoring machines and pin-setting systems used by bowling centers. In several of the states in which we write coverage for bowling centers, we may also include coverage for liquor liability or business crime.
      The bowling centers we insure are generally owner-operated and consist of fewer than 50 lanes. We do not insure the centers operated by AMF Bowling Worldwide, Inc. or Brunswick Corporation, the two large national bowling center operators. We first began insuring bowling centers in Michigan, and since 1990 the Bowling Centers Association of Michigan has endorsed us as its preferred carrier. Due in part to this continuing endorsement, for which we pay marketing fees, and to our active participation in Michigan’s bowling center business, we have insured over 40% of the bowling centers in Michigan every year since 1990. This success in Michigan has provided a platform for us to expand our targeted bowling center efforts to other states. For example, the bowling proprietors’ associations in Colorado, Florida, Georgia, Iowa, Illinois, Minnesota, Ohio, New York, North Carolina, Pennsylvania and South Carolina also now endorse us, and we are actively writing in each of those states. We also recently received the national endorsement of the Bowling Proprietors Association of America. With over 750 owner-operated bowling centers insured in 23 states, we believe we are one of the nation’s largest insurers of independent bowling centers.
      Selected Small Businesses. We write commercial multi-peril policies and BOP for selected small business policyholders based in the southeast, primarily in Florida, through our Jacksonville and South Pointe operations. These selected small businesses include small artisans, contractors and automobile repair shops and are generally operated by their owners. We began writing this business following our acquisition of a book of new and renewal rights and associated assets from Queensway International in 2001. This specialty business is placed through a select group of independent agents that have been working with the underwriters in our Jacksonville and South Pointe offices for over 10 years.
Geographic Distribution
      Although we began writing business in Michigan, we have expanded our products and targeted policyholder focus into other states. The following table illustrates the geographic distribution, by state, of our net premiums earned for the periods indicated:

		Year Ended December 31,

	Six Months Ended	2004
State	June 30, 2005	(Pro Forma)(1)	2004	2003	2002

Florida	59.9%	45.1%	36.3%	28.6%	24.1%
Michigan	22.9	30.1	43.8	47.3	51.6
Indiana	5.3	8.4	6.8	6.3	3.3
Illinois	3.8	6.6	5.3	10.8	12.1
Ohio	2.2	3.3	2.7	2.7	2.9
New York	1.3	1.5	1.2	—	—
Pennsylvania	1.0	0.9	0.7	0.1	—
Iowa	0.8	1.2	1.0	1.4	2.5
New Jersey	0.6	1.0	0.8	0.4	—
South Dakota	0.5	0.7	0.5	0.4	0.3
All others	1.7	1.2	0.9	2.0	3.2

	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	After giving effect to the sale of the new and renewal policy rights relating to our non-standard personal automobile insurance line in October 2004, as if such transaction had occurred on January 1, 2004.
Marketing and Distribution
      We market and sell our products through a network of over 1,750 independent agents that distribute our policies through their approximately 2,600 sales offices located in 29 states. Our marketing and distribution programs are designed to reach our targeted policyholders efficiently and to provide superior customer service to our network of independent agents. We distribute most of our insurance products through a geographically dispersed network of agents that serve local communities. We believe that geographic penetration is important to reach many potential customers because they tend to purchase insurance policies from agents in their general vicinity. For example, agents that serve multiple policyholders in a local community are the primary distribution channel for our products focused on the RBT, small business and specialty homeowners markets.
      In some cases, we will also work with agents that have expertise with a particular type of policyholder. These agents often cover larger geographic territories, focus on a limited number of types of policyholders and have longstanding relationships with their customers. We often augment the marketing efforts of these agents by obtaining the endorsement of appropriate trade associations. For example, we market our bowling products by cultivating relationships with agents that specialize in bowling centers and obtaining the endorsement of state bowling associations.

      We strive to be the insurance company of choice for our independent agents for the lines of business we write. Because we treat our agents as our customers, we are focused on delivering outstanding service by providing short response times to requests for quotes, working with agents to develop unique policies to meet the specific needs of their customers and developing agent-friendly technology, such as the internet-based, one page quote system for our specialty homeowners insurance product. Our senior management group actively works with our five in-house marketing representatives to further develop and maintain our network of agents. In addition, we sponsor an annual meeting for all our commercial and personal lines agents to acknowledge their efforts and to learn how we can serve them better.
      We believe our dedication to serving our agents’ needs builds loyalty. Approximately 70% of our commercial lines agents have done business with us for over ten years. Our top 25 producing agents have done business with us for over seven years. We are not, however, dependent upon any single agent or group of agents. In the first six months of 2005 and in 2004, no single agent accounted for more than 5% of our total gross premiums written.
      We enter into agreements with our independent agents pursuant to which we compensate them based upon a percentage, generally between 10% and 20%, of the gross premiums written generated from the insurance business written through such agents. In addition, our agreements with certain of our independent agents in Florida obligate us to pay them contingent commissions based on the profitability of the insurance business written through them.
Underwriting and Pricing
      Commercial Lines. Since commercial policies typically have significantly higher average premiums and risk exposure than personal policies, we believe it is especially important that underwriting decisions be made by knowledgeable in-house underwriters in accordance with our specific guidelines. Accordingly, we do not grant binding authority to our independent agents for our commercial product lines, and one of our nine commercial underwriters carefully reviews each policy application before binding it.
      In writing commercial lines policies, we frequently employ customized limiting endorsements, rating surcharges and customized limits to align our product offerings to the risk profile of the class and the specific policyholder being underwritten. Furthermore, we continuously monitor our markets so that we are able to quickly implement changes in pricing, underwriting guidelines and product offerings as necessary to remain competitive. We generally do not pursue commercial product lines where competition is based primarily on pricing.
      Given our commitment to disciplined underwriting, whenever we enter a new geographic market, market a new product or market to a new group of policyholders, we typically proceed slowly, writing modest amounts of premium initially, and building claims experience before writing on a larger scale. Initially we also generally cede more of our risk to reinsurers to mitigate our exposure until we can develop the experience necessary to write a product profitably. We believe our prudent approach has enabled us to enter new markets without facing excessive risk exposure.
      Additionally, we augment our own internally-developed pricing models with benchmark rates and policy terms set forth by the Insurance Services Office, or ISO. The ISO system is a widely recognized industry resource for common and centralized rates and forms. It provides advisory rating, statistical and actuarial services, sample policy provisions and other services to its members.
      We occasionally use unaffiliated managing general agents, or MGAs, to help distribute our products. Currently, our only unaffiliated commercial lines MGA has limited binding authority and no claims authority. This MGA wrote approximately 1.2%, 2.1% and 2.1% of our gross premiums written for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, respectively. Before establishing a relationship with an MGA, we conduct a thorough due diligence review, which may include interviewing state regulators and other individual agents and underwriters, reviewing accounting practices and billing cycles and assessing the MGA’s internal processes and systems capabilities and compatibilities with our own.

      In 2003, we formed a wholly-owned subsidiary MGA called South Pointe Financial Services, Inc. that writes small business coverages for us in south Florida that are similar to the BOP policies we offer through our office in Jacksonville, Florida. For the six months ended June 30, 2005 and the year ended December 31, 2004, South Pointe wrote 13.3% and 15.2%, respectively, of the gross premiums written in our commercial lines business. In addition, South Pointe currently serves as the MGA with respect to our Florida homeowners insurance business.
      Personal Lines. In contrast to our commercial lines business, and consistent with industry practice, we grant our personal lines agents binding authority within our specific guidelines. Once a completed application and premium payment are submitted to us, the application is bound but still reviewed for final approval. If the agent has underwritten and submitted the account according to our guidelines, we process the application as complete. If our guidelines have not been followed, the application may be cancelled or updated and re-submitted for further underwriting review. If the agent does not submit the minimum down payment, we allow for a specific notice and cure period, then process or cancel as appropriate.
      We have one unaffiliated personal lines MGA that writes homeowners and dwelling/fire coverages in Indiana. In the first six months of 2005 and in 2004, this MGA accounted for approximately 1.2% and 2.1%, respectively, of our total gross premiums written. We grant this MGA binding authority but no claims authority. As with our commercial lines, we conduct an extensive due diligence review of prospective personal lines MGAs and are careful in granting binding authority.
      We recently began offering homeowners and dwelling/ fire insurance policies to former policyholders of another Florida insurer whose coverage was terminated effective January 14, 2005 as part of that insurer’s ongoing liquidation proceedings. We utilize our wholly-owned South Pointe MGA to market, underwrite and administer claims for us in Florida.
      Pricing in personal lines is reviewed throughout the year. For example, in our non-standard automobile insurance line, we implemented 11 rate changes between 2001 and September 2004 to better refine our pricing in light of markets and competition. We employ internal product managers to review our position relative to our competition, create better segmentation of pricing and originate premium rate changes as appropriate. Further, we recently began using an independent third-party actuary to review our pricing at least annually.
Claims Handling
      We believe that effective and cost-efficient claims management is critical to our success. To this end, we utilize a proactive claims handling philosophy and seek to internally manage or supervise all of our claims from inception until settlement. By handling our claims internally, we believe we can quickly assess claims, improve communication with our policyholders and claimants, manage against fraud and better control our claims management costs. We can also readily capture information that is useful in establishing loss reserves and determining premium rates. As a result, we believe our claims management approach has enabled us to generate loss ratios that are better than averages for our industry.
      We believe our claims management process provides responsive service that generally results in the appropriate handling of claims in a timely manner, allowing us to cost-effectively pay valid claims, while vigorously defending those claims that lack merit. We have generally experienced favorable results in those claims that we have chosen to litigate. For example, during 2004, four of the nine claims that we litigated to judgment resulted in no liability payment, and during the six months ended June 30, 2005, five of the six claims that we litigated to judgment resulted in no liability payment. The remaining five litigated cases in 2004 produced favorable outcomes that were below the settlement amounts proposed by mandatory court-sponsored mediation systems. For the year ended December 31, 2004, we were successful on 18 motions to dismiss and six Appellate decisions, and for the six months ended June 30, 2005, we were successful on 21 motions and four Appellate decisions.
      We organize our claims management by product line, and each product line is overseen by an experienced manager with specialized knowledge of his or her product line. As of June 30, 2005 our claims managers (seven of whom are attorneys) supervised a staff of 31 (two of whom are also attorneys) in-house claims adjusters, each of whom has been cross-trained and has specialized knowledge in one or more of the unique claims management processes associated with our product lines. These include three field claims adjusters added to oversee the handling of claims in connection with our new Florida homeowners insurance business. In addition, as of June 30, 2005 our claims litigation operation included seven in-house attorneys, many of whom previously worked as claims adjusters for us. We believe that our attorneys’ experience as claims adjusters makes us more adept at identifying merit-less or fraudulent claims than many insurers of our size. Our independent agents do not have authority to administer or adjust our policyholders’ claims.
      In conjunction with a third-party vendor, we have developed a customized claims handling management information system with remote access capability to assist us in the claims handling process. This system has been tailored to our claims information processing needs and allows for ongoing automated claims management and reporting. With the more up-to-date information that is available through this system, our adjusters and claims managers can better track and assess claims, litigation and reinsurance developments.
Losses and Loss Adjustment Expenses
      We are liable for losses covered under our insurance policies, and we establish reserves for unpaid losses and unpaid loss adjustment expenses for all of our lines of business. Our reserves are intended to cover our estimate of the probable ultimate cost of settling all losses incurred and unpaid, including those losses that are incurred but have not yet been reported to us.
      We establish reserves for reported claims when we first receive notice of a claim. Our reserves for such reported claims are established on a case-by-case basis by evaluating several factors, including the type of risk involved, knowledge of the circumstances surrounding such claim, severity of injury or damage, the potential for ultimate exposure, experience with the insured and the policy provisions relating to the type of claim.
      We also establish reserves for our estimated loss adjustment expenses, which are our costs of adjusting the claimed loss whether or not we pay the loss itself. In developing our reserves for loss adjustment expenses, we primarily evaluate our historical ratios of paid loss adjustment expenses to paid losses, as adjusted to reflect any changes in our mix of business, claims processing procedures or philosophy regarding the defense of lawsuits.
      We know that at any given time there are claims on our policies that have not yet been reported to us. As a result, we establish reserves that reflect our best estimate of the liabilities we will have for claims that have been incurred but not reported, or IBNR reserves. In setting our IBNR reserves we consider analyses of our loss data and industry loss data, in addition to current frequency and severity trends as compared to historical trends.
      We review our reserves by product line, coverage and state on an annual, semiannual, or quarterly basis, depending on the size of the product line or emerging issues related to the coverage. Our reserves are estimates of what we expect to pay on claims, based on facts and circumstances known at the time we set the reserves, and there is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses. As a result, our ultimate liability for losses and loss adjustment expenses may exceed or be less than our reserve estimates. In setting our loss reserve estimates, we review statistical data covering several years, analyze loss patterns by line of business and consider several factors, including trends in claim frequency and severity, changes in operations, emerging economic and social trends, inflation and changes in the regulatory and litigation environment. We also regularly evaluate our loss reserves through an examination of our loss ratio and claims severity trends and, if necessary, increase or decrease the level of our reserves as experience develops or new information becomes known. In addition, during the loss settlement period of a claim, which in some of our product lines can last several years, we may obtain additional information about a claim, which may cause us to adjust the reserve for that claim upward or downward, as we believe appropriate.
      In developing our loss and loss adjustment expense reserves, we utilize ten years of historical loss experience when available. If ten years of historical data is not available or volume is too small to make historical data a reliable predictor of future losses, we attribute various levels of importance to available industry data. We use our historical development and industry data to establish factors to calculate our reserve estimates. Development is defined as the change between two dates in the value of the loss reserve estimates.
      We perform an actuarial analysis for each coverage or product line primarily utilizing various components of the incurred loss development method, the Bornhuetter-Ferguson incurred loss method or the expected loss method, depending upon the particular coverage or product line, to generate a single point estimate for each coverage or product line. We then aggregate those individual estimates to generate our total reserve.
      At December 31, 2004, our best estimate of our ultimate liability for loss and loss adjustment expense reserves, net of reinsurance recoverables, was $60.0 million. Our estimate of loss and loss adjustment expense reserves is necessarily derived through actuarial analysis and requires substantial judgment in the course of establishing the reserves. We established a reasonable range of net reserves of approximately $56.0 million to $65.4 million primarily by reviewing the various actuarial methods used to estimate net loss and loss adjustment expense reserves by each coverage or product line. We calculated the high end of the range by applying more weight to the results from methods that generated higher estimates and we calculated the low end of the range by applying more weight to the results from methods that generated lower estimates.

	Net Reserves at December 31, 2004

	Personal	Commercial
	Lines	Lines
	Segment	Segment	Total

	(Dollars in thousands)
Low end of range	$11,870	$44,118	$55,988
Carried reserves	12,290	47,727	60,017
High end of range	15,991	49,364	65,355
      We further generated a sensitivity analysis of our net reserves based on reasonably likely changes to the key assumptions which drive our reserves. Our most significant assumptions are the loss development factors applied to paid losses and case reserves to develop IBNR by product or coverage. Although historical loss development provides us with an indication of future loss development, it typically varies from year to year. Thus, for each accident year within each product or coverage we select one loss development factor out of a range of historical factors. Our sensitivity analysis provides for possible variations from the selected loss development factors based on the year-to-year variations of historical loss development.
      In conducting our sensitivity analysis, we performed two reserve analyses; one which increased loss development factors based on the higher end of the historical range of loss development; and another which decreased our loss development factors based on the lower end of the historical range of loss development. This sensitivity analysis was performed by product line or coverage, as applicable, for the most recent two to four accident years. We believe that the historical range of loss development provides a good indication of reasonably likely changes to our reserve estimate.
      Such changes in key assumptions would have increased or decreased net reserves as of December 31, 2004 by $4.5 million or $4.7 million, respectively. If net reserves were $4.5 million greater as of December 31, 2004 our net income in 2004 and shareholders’ equity as of December 31, 2004 would have been lower by $3.0 million. Conversely, if net reserves were $4.7 million less as of December 31, 2004 our net income in 2004 and shareholders’ equity as of December 31, 2004 would have been greater by $3.1 million. We do not believe such changes to our reserve balance would have a material impact on our liquidity.

      The following table illustrates the results of the changes to the net reserve balances resulting from the sensitivity analysis by segment as of December 31, 2004.

	Net Reserves at December 31, 2004

	Personal	Commercial
	Lines	Lines
	Segment	Segment	Total

	(Dollars in thousands)
Low end of range	$11,333	$43,962	$55,295
Carried reserves	12,290	47,727	60,017
High end of range	14,908	49,584	64,492
      Given the numerous factors modified in the analysis, as well as the variety of coverages analyzed, we do not believe that it would be reasonably practicable to provide more detailed disclosure regarding the individual changes to the loss development factors and their individual effects on the total reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple factors.
      The following table presents an analysis of losses and loss adjustment expenses for each period indicated.

	Year Ended December 31,

			Combined
	2004	2003	2002

	(Dollars in thousands)
Reserve balances, beginning of year:
Gross reserves	$76,319	$82,949	$87,201
Ceded reserves	22,681	28,446	30,498

Net reserves	53,638	54,503	56,703
Reserve balances acquired:
Gross reserves	9,080	—	—
Ceded reserves	3,008	—	—

Net reserves	6,072	—	—

Net balance	59,710	54,503	56,703
Losses and loss adjustment expenses incurred (net of reinsurance):
Current year	47,495	38,569	37,700
Prior years	(5,992)	(5,428)	(5,161)

Total incurred	41,503	33,141	32,539
Losses and loss adjustment expenses paid (net of reinsurance):
Current year	21,393	13,527	14,056
Prior years	19,803	20,479	20,683

Total paid	41,196	34,006	34,739

Net balance, end of year	60,017	53,638	54,503
Plus ceded reserves	36,544	22,681	28,446

Gross reserves at end of year	$96,561	$76,319	$82,949

      The table below presents a breakdown of the insurance companies’ reserve redundancies by line of business.

	2004		2003		2002

	(Dollars in thousands)
		Increase		Increase		Increase
		(Decrease) in		(Decrease) in		(Decrease) in
	Net	Estimate of		Estimate of		Estimate of
	Reserves at	Beginning	Net Reserves	Beginning	Net Reserves	Beginning
	Beginning	of Year	at Beginning	of Year	at Beginning	of Year
Lines of Business	of Year	Net Reserves	of Year	Net Reserves	of Year	Net Reserves

RBT and bowling center	$21,536	$(1,006)	$22,741	$(3,081)	$23,343	$(1,972)
Commercial automobile	7,814	(1,948)	9,228	(1,890)	8,225	195
North Pointe Casualty run off	6,072	(2,526)	—	—	—	—
Florida small business	8,352	(345)	5,430	(289)	3,627	(1,006)
Other	1,579	385	2,416	(266)	3,877	84

Total commercial lines	45,353	(5,440)	39,815	(5,526)	39,072	(2,699)
Personal automobile	12,315	(198)	13,557	308	16,598	(2,030)
Homeowners	2,042	(354)	1,131	(210)	1,033	(432)

Total personal lines	14,357	(552)	14,688	98	17,631	(2,462)

Total lines	$59,710	$(5,992)	$54,503	$(5,428)	$56,703	$(5,161)

      In 2004, 2003 and 2002, loss and loss adjustment expenses included a reduction of $6.0 million, $5.4 million and $5.2 million, respectively, as a result of favorable development (or redundancies) from reserve changes relating to prior periods. Favorable development in each of these years was primarily attributable to two factors: (i) settlement of claims at amounts lower than the established reserves; and (ii) reductions in IBNR estimates due to reductions in loss factors reflecting the more favorable experience. Favorable settlements of claims is partially attributable to an improved tort environment over the last few years, which has resulted in more favorable outcomes than expected in some of the more difficult liability claims. In addition, we historically have considered available industry data in establishing our reserves for those lines in which our own historical data was not extensive enough either in terms of the number of years of loss experience or the size of our data pool. Statistics regarding industry loss experience have typically indicated loss experience higher than our historical experience, partially due to the fact that available industry statistics generally include risks which we do not cover, such as environmental and asbestos liabilities, or the industry data is not specific enough to our particular specialty lines. In circumstances where we believe industry loss experience is less useful, we have accorded it less weight in establishing our reserves and have accorded more weight to other factors, including underwriting standards, policy provisions, policyholder demographics, legal environment and inflationary trends. There have been no significant changes in key assumptions utilized in the analyses and calculations of our reserves during 2004, 2003 or 2002. As our historical data for a particular line of business increases, both in terms of the number of years of loss experience and the size of our data pool, we will increasingly accord greater weight to our own loss experience rather than industry loss experience in establishing our reserves.
      The $2.5 million decrease in run-off reserves acquired from North Pointe Casualty was due to positive settlements of claims during 2004 following the acquisition date. Savings from claims settled in 2004 for less than the case reserves at the time of acquisition amounted to $1.8 million. These favorable settlement developments, in conjunction with favorable indications of open liability claims, resulted in a reassessment of the IBNR, which was favorably adjusted by $749,000. The reserve redundancies were primarily attributable to the 1997, 1999 and 2000 accident years. The $1.0 million favorable development in 2004 for the RBT and bowling center lines was primarily attributable to the 1997, 2000, 2002 and 2003 accident years with $179,000, $299,000, $290,000 and $465,000 in redundancies, respectively. These redundancies were partially offset by a deficiency in the 2001 accident year of $217,000. The $1.9 million favorable development in the commercial automobile lines in 2004 was primarily attributable to the 1999 through 2003 accident years, weighted more heavily toward the more current years. The $552,000 favorable development in 2004 on our personal lines was attributable to $354,000 of redundancies from our homeowners line, primarily related to the 2003 accident year and the remainder was attributable to our personal automobile line. Our personal automobile line’s $198,000 redundancy was a combination of $645,000 of redundancy from the other liability coverage partially offset by a $447,000 deficiency from the personal injury coverage.
      In 2003, the $3.1 million redundancy in our RBT and bowling center lines was primarily attributable to the 1999, 2000, 2001 and 2002 accident years with $674,000, $1.2 million, $323,000 and $369,000 in redundancies, respectively. In addition, our commercial automobile insurance line reflected $1.9 million of redundancies in 2003, primarily attributable to the 2002 and 2001 accident years. Redundancies arising from our commercial automobile line were the result of a trend toward greater claim frequency and severity developing in 2001 and 2002, particularly in the business written in Illinois. This trend resulted in our decision to exit the Illinois commercial automobile insurance business in early 2003. Subsequent development of the Illinois commercial automobile insurance business resulted in some redundancies, but the overall trend continued to indicate growing losses. The remainder of the $5.4 million total redundancy in 2003 was attributable to a number of smaller redundancies and deficiencies in a number of other business lines.
      The $5.2 million favorable development in 2002 was principally attributable to a $2.0 million redundancy in our RBT and bowling center lines primarily from the prior three accident years, a $1.0 million redundancy in our Florida small business lines primarily attributable to the 2001 accident year and a $2.0 million redundancy in our personal automobile insurance line, primarily attributable to the 2001 accident year. In 2001, loss frequency and severity grew at a more rapid rate than in previous years in both our general liability and personal automobile line, which prompted us to increase our reserves in expectation of greater loss development. While losses were higher in the 2001 accident year than in other years, the ultimate loss was less than our original estimate.
      The following table presents the development of reserves for unpaid losses and loss adjustment expenses from 1994 through 2004 for our insurance company subsidiaries, net of reinsurance recoveries or recoverables. The first line of the table presents the reserves at December 31 for each year. This represents the estimated amounts of losses and loss adjustment expense for claims arising in that year and all prior years that were unpaid at the balance sheet date, including losses incurred but not reported to us. The upper portion of the table presents the estimated amount of the previously recorded reserves based upon the experience as of the end of each succeeding year. The lower portion of the table presents the cumulative amounts subsequently paid as of successive years with respect to those claims. The estimates are revised as more information becomes known about payments and the frequency and severity of claims for particular years. A redundancy exists when the estimated reserves at December 31 are less than the prior reserve estimate; a deficiency exists when the estimated reserves are greater than the prior reserve estimate. The cumulative redundancy depicted in the table for any particular year represents the aggregate change in the initial estimates over all subsequent years.
      The information for 1997 and earlier years relates to North Pointe Insurance only, as we were not under common ownership in those periods. The information for 1998 through 2001 relates to all of the Predecessor Companies, and the information for 2002 through 2004 relates to all of our current insurance companies.

Analysis of Loss and Loss Adjustment Expense Development

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(Dollars in thousands)
Net liability for losses and loss expenses	$18,861	$19,175	$19,344	$20,710	$46,040	$50,112	$50,205	$56,704	$54,503	$53,638		$60,017
Liability re-estimated as of:
One year later	17,373	17,959	15,831	18,388	42,782	47,575	46,431	51,548	48,871	50,172
Two years later	16,483	16,207	15,643	16,287	38,995	43,018	44,734	46,998	47,605
Three years later	15,417	15,480	14,350	16,401	36,634	40,967	41,084	46,204
Four years later	15,052	15,010	14,829	15,124	35,457	39,092	39,888
Five years later	14,778	15,557	14,272	15,065	34,912	38,572
Six years later	15,314	15,196	14,407	15,094	34,535
Seven years later	14,931	15,256	14,449	14,871
Eight years later	15,015	15,257	14,380
Nine years later	14,978	15,154
Ten years later	14,881
Net cumulative redundancy (deficiency)	$3,980	$4,021	$4,964	$5,839	$11,505	$11,540	$10,317	$10,500	$6,898	$3,466

Cumulative amount of net liability paid as of:
One year later	$6,391	$6,847	$5,130	$5,821	$14,070	$17,508	$17,896	$20,687	$20,472	$18,778	$
Two years later	11,522	11,653	10,233	10,099	22,802	28,730	28,100	32,798	32,000
Three years later	13,511	13,327	12,112	12,881	29,385	34,019	33,796	39,098
Four years later	14,130	13,892	13,323	13,909	32,219	36,259	36,000
Five years later	14,188	14,554	13,750	14,290	33,462	36,969
Six years later	14,570	14,829	13,941	14,589	33,724
Seven years later	14,714	14,870	14,127	14,563
Eight years later	14,756	14,995	14,170
Nine years later	14,766	14,996
Ten years later	14,767
Gross liability-end of year	22,111	22,365	22,504	24,556	60,595	66,561	70,749	87,201	82,949	76,319		96,561
Reinsurance recoverable on unpaid losses	3,250	3,190	3,160	3,846	14,555	16,449	20,544	30,497	28,446	22,681		36,544

Net liability-end of year	18,861	19,175	19,344	20,710	46,040	50,112	50,205	56,704	54,503	53,638		60,017
Gross liability re-estimated-latest	19,158	19,389	18,279	20,498	50,017	59,761	66,646	73,915	68,676	71,783
Reinsurance recoverable on unpaid losses re-estimated-latest	4,277	4,235	3,899	5,627	15,482	21,189	26,758	27,711	21,071	21,611

Net liability re-estimated-latest	14,881	15,154	14,380	14,871	34,535	38,572	39,888	46,204	47,605	50,172
Gross cumulative redundancy (deficiency)	$2,953	$2,976	$4,225	$4,058	$10,578	$6,800	$4,103	$13,286	$14,273	$4,536

      We have maintained adequate overall reserves for each of the last ten years. We believe that our policy of analyzing industry loss data in setting our reserves has been a contributing factor to our reserve redundancies because in recent years industry loss averages have been higher than our own loss experience. Due to our consistent loss reserving practices, we have generally produced reserve redundancies. As our historical data for a particular line of business increases, both in terms of the number of years of loss experience and the size of our data pool, we will increasingly rely upon our own loss experience rather than industry loss experience in establishing our reserves. We plan to continue to apply reserving practices consistent with historical methodologies.

      The table below presents a breakdown of the insurance companies’ reserves for gross losses and loss adjustment expenses between reserves for case losses and reserves for IBNR losses:

		December 31,
	June 30,
	2005	2004	2003	2002

		(Dollars in thousands)
Case:
Commercial lines products
Liability	$13,384	$11,679	$11,132	$12,172
Property	5,416	7,482	256	326
Commercial multi-peril	9,474	15,507	5,150	3,712
Commercial automobile	5,555	5,132	7,540	7,813
Other	647	764	271	1,103

Total commercial lines	34,476	40,564	24,349	25,126
Personal lines products
Personal automobile	9,085	9,830	11,195	14,953
Homeowners	1,809	1,400	1,637	848

	10,894	11,230	12,832	15,801

Total	$45,370	$51,794	$37,181	$40,927

IBNR:
Commercial lines products
Liability	$15,783	$15,380	$13,993	$16,311
Property	596	825	574	445
Commercial multi-peril	10,177	10,600	5,224	4,349
Commercial automobile	3,179	3,117	4,619	6,193
Other	1,503	2,082	940	1,184

Total commercial lines	31,238	32,004	25,350	28,482
Personal lines products
Personal automobile	7,661	12,115	13,388	13,081
Homeowners	2,254	648	400	459

	9,915	12,763	13,788	13,540

Total	$41,153	$44,767	$39,138	$42,022

Total:
Commercial lines products
Liability	$29,167	$27,059	$25,125	$28,483
Property	6,012	8,307	830	771
Commercial multi-peril	19,651	26,107	10,374	8,061
Commercial automobile	8,734	8,249	12,159	14,006
Other	2,150	2,846	1,211	2,287

Total commercial lines	65,714	72,568	49,699	53,608
Personal lines products
Personal automobile	16,746	21,945	24,583	28,034
Homeowners	4,063	2,048	2,037	1,307

	20,809	23,993	26,620	29,341

Total	$86,523	$96,561	$76,319	$82,949

      The increase in commercial lines loss and loss adjustment expense reserves from December 31, 2003 to December 31, 2004 was primarily attributable to the four hurricanes that hit Florida in the third quarter of 2004. We incurred gross losses of $29.8 million related to these events in 2004, of which $16.4 million was paid in 2004 and $13.4 million was included in reserves as of December 31, 2004. The remaining amount of the increase is substantially attributable to the reserves acquired from the purchase of North Pointe Casualty in February 2004. The gross reserves in North Pointe Casualty amounted to $4.4 million at December 31, 2004 and represent the run off of claims from premiums earned in North Pointe Casualty prior to January 1, 2001.
Investments
      Our investment strategy is to invest our underwriting income into marketable and highly liquid investment grade securities. We employ outside money managers to manage our investment portfolio based on investment guidelines approved by our board of directors. Our board reviews these guidelines annually, and we have an investment committee, currently comprised of our Chief Executive Officer, Chief Operating Officer and an independent director, which meets at least quarterly to discuss our performance relative to our objectives. Our key objectives in developing our investment guidelines include maintaining sufficient liquidity to meet insurance operation obligations, ensuring capital preservation, and maximizing total return on the portfolio.
      Our investment portfolio consists of investment-grade fixed-income instruments and equity securities listed on major exchanges. We believe our investment portfolio is highly liquid, and we manage it to have a relatively short duration. Our portfolio is not subject to foreign exchange risk, and we do not utilize options or otherwise leverage our portfolio. In addition, we employ stringent diversification rules to minimize concentration of risk.
      Our cash and investment portfolio totaled $134.3 million and $115.2 million as of June 30, 2005 and December 31, 2004, respectively, and is summarized as follows:

	As of June 30, 2005		As of December 31, 2004

		Percent of		Percent of
	Amount	Portfolio	Amount	Portfolio

			(Dollars in thousands)
Fixed-income:
U.S. governmental and agency securities	$30,773	22.9%	$33,146	28.8%
Corporate securities	30,139	22.4	19,795	17.2
Mortgage-backed securities	31,919	23.8	23,127	20.0
Asset-backed securities	11,697	8.7	—	—

Total fixed-income	104,528	77.8	76,068	66.0

Cash and cash equivalents	20,314	15.1	29,878	25.9
Equity securities:
Common shares	9,455	7.1	9,280	8.1

Total equity securities	9,455	7.1	9,280	8.1

Total	$134,297	100.0%	$115,226	100.0%

      As of June 30, 2005, our fixed-income portfolio of $104.5 million represented 77.8% of the carrying value of our total cash and investments and our cash and cash equivalents of $20.3 million represented 15.1% of the carrying value of our total cash and investments. As of June 30, 2005, over 93.3% of our fixed-income securities were rated “A” or higher by Standard & Poor’s Rating Services or Moody’s Investors Services, Inc. or were issued by governmental agencies rated “AAA”.

      The amortized cost and fair value of debt securities by contractual maturity at June 30, 2005 and December 31, 2004 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of June 30,		As of December 31,
	2005		2004

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(Dollars in thousands)
Due within one year	$3,013	$2,981	$2,000	$1,986
Due after one year through five years	38,069	37,735	39,389	38,847
Due after five years through ten years	19,391	19,565	11,660	11,641
Due after ten years	491	631	473	467
Mortgage-backed securities	32,095	31,919	23,443	23,127
Asset-backed securities	11,679	11,697	—	—

Total	$104,738	$104,528	$76,965	$76,068

      The following is a summary of the credit quality of the fixed-income portfolio as of June 30, 2005:

Treasury and Government Agency	52.2%
“AAA”	20.3
“AA”	4.1
“A”	16.7
“BBB”	6.7

Total	100.0%

      We regularly evaluate our investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including:

•	the length of time and extent to which fair value of the security has been less than cost;

•	the financial condition and near-term prospects of the issuer of the security; and

•	our ability and willingness to hold the security until the fair value is expected to recover.
      Accordingly, when a decline in the value of a specific investment is considered to be “other-than-temporary,” a provision for impairment is charged to earnings. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other-than-temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

      The gross unrealized losses of our investments as of June 30, 2005 and December 31, 2004 and 2003 and the period of time such investments were in a loss position were as follows:

	As of June 30, 2005

	Less than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

	(Dollars in thousands)
U.S. government and agency securities	$12,683	$74	$3,933	$67	$16,616	$141
Corporate securities	13,775	132	6,833	159	20,608	291
Mortgage-backed securities	4,945	83	10,789	282	15,734	365
Asset-backed securities	6,402	20	—	—	6,402	20

Total debt securities	$37,805	$309	$21,555	$508	$59,360	$817

Equity securities	$2,488	$194	$—	$—	$2,488	$194

	As of December 31, 2004

	Less than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

	(Dollars in thousands)
U.S. government and agency securities	$22,970	$274	$2,935	$66	$25,905	$340
Corporate securities	31,694	184	1,920	77	33,614	261
Mortgage-backed securities	14,141	253	5,086	101	19,227	354

Total debt securities	$68,805	$711	$9,941	$244	$78,746	$955

Equity securities	$940	$51	$118	$10	$1,058	$61

	As of December 31, 2003

	Less than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

	(Dollars in thousands)
U.S. government and agency securities	$10,940	$120	$—	$—	$10,940	$120
Corporate securities	3,930	77	—	—	3,930	77
Mortgage-backed securities	15,100	263	482	20	15,582	283

Total debt securities	$29,970	$460	$482	$20	$30,452	$480

Equity securities	$1,172	$68	$1,076	$71	$2,248	$139

      We have historically maintained a high concentration of investment-grade securities in the fixed-income portion of our investment portfolio, and we have limited exposure to lesser rated bonds, or so-called “high yield” instruments. As of June 30, 2005, over 93.3% of our fixed-income securities were rated “A” or higher by Standard & Poor’s Rating Services or Moody’s Investors Services, Inc. or were issued by governmental agencies rated “AAA”. We also seek to maintain a conservative mix between fixed-income and equity securities in our investment portfolio, with a high concentration in bonds, cash and cash equivalents and less than 10% exposure to equities. Over the last several years, interest rates have generally declined, resulting in an increase in the price of existing fixed-income securities in our investment portfolio. We chose to realize most of our available investment gains in order to maintain overall portfolio value and support our underlying surplus.
      In response to the low interest rate environment, we have elected in recent years to reduce the proportion of fixed-income securities in our investment portfolio and increase the proportion of cash and cash equivalents, in order to reduce our exposure to interest rate risk. We also periodically maintain a higher proportion of our investment portfolio in cash and cash equivalents during periods when our insurance companies are affected by catastrophic events and there is uncertainty around the ultimate amount and timing of claims payments. For example, we held cash in the latter part of 2004, due to claims arising from four hurricanes which caused significant property damage in Florida during August and September 2004.
      We engaged JP Morgan Investment Advisors to manage our fixed-income securities portfolio effective July 1, 2004 and Munder Capital Management to manage our equity securities portfolio effective September 30, 2004.
      In conjunction with our new fixed-income portfolio manager, we developed a debt securities benchmark portfolio with which to measure such characteristics as performance, credit quality and duration. Our benchmark incorporates a weighting of 73% of the Lehman Intermediate Government/ Credit Index, 23% of the Lehman Mortgage Backed Securities Index and 4% of the three-month U.S. Treasury bill. We completed the transition of our debt securities portfolio to reflect the characteristics of the benchmark portfolio on April 1, 2004.
      We benchmark the performance of our equity securities portfolio against the S&P 500 Index and a blended value index which incorporates a weighting of 50% of the Russell 200 Value Index, 35% of the Russell Mid-Value Index and 15% of the Russell 2000 Value Index.
Reinsurance
      We purchase reinsurance to reduce our exposure to liability for individual risks and claims and to protect against catastrophic losses. Reinsurance enables us to transfer, or cede, a portion of our exposure on a risk to another insurer called a reinsurer. We pay the reinsurer a portion of the premium we receive on a policy, and the reinsurer assumes part of our exposure under that policy. The reinsurer’s assumption of risk and agreement to pay losses is set forth in a contract often called a treaty.
      When we purchase reinsurance, we remain liable for policy claim losses if the reinsurer fails to meet its obligations under the reinsurance treaty due to insolvency or other factors. To mitigate this inherent credit risk, we carefully select our reinsurers. In so doing, we evaluate numerous factors, including the reinsurer’s financial stability, history of responding to claims, continuity of relationships with our company and reputation in the industry. We also review the reinsurer’s A.M. Best rating and generally select only reinsurers with a minimum rating of “A-” (Excellent). If a reinsurer’s credit rating falls below that level, we review the circumstances and, if we consider it necessary, attempt to replace the reinsurer.
      Our reinsurance contracts are for one-year terms and are renegotiated annually. We review each contract as it comes up for renewal and negotiate with our reinsurers to make appropriate modifications in light of market conditions and the price of reinsurance. In soft markets, when reinsurance premiums may be lower due to greater availability and capacity, we may make more liberal use of reinsurance to shift risk. In contrast, in hard markets, when availability may be tighter and prices may be higher, we may seek to retain a greater initial piece of each risk that we write. We seek to maintain a balance between growth in surplus and the cost of reinsurance.
      Based on our current reinsurance program, and subject to applicable policy limits, we generally retain our liability to the policyholder for the first $250,000 to $500,000 of each individual loss for the current treaty year and use reinsurance to cover any liability in excess of this retention. This is called an excess of loss reinsurance treaty. For example, if we have insured a commercial property for $1,000,000 and a storm causes $600,000 of damage, we will pay the $600,000 to the policyholder and the reinsurers will reimburse us $350,000 (the amount of the paid loss in excess of our retention of $250,000). The following table summarizes our current policy limits, reinsurance coverage and retentions by line of business under all of our reinsurance treaties (other than catastrophe-only treaties, which are discussed below):

Line of Business	Company Policy Limit	Reinsurance Coverage

Primary Property (all states except Florida)	Up to $10.0 million	Up to $9.75 million per risk (in excess of $250,000)
Primary Property (Florida only)	Up to $10.0 million	Up to $9.75 million per risk (in excess of $250,000)
Primary Property (Florida Homeowners)	Up to $2.0 million per occurrence	Up to $1.5 million per occurrence (in excess of $500,000 per occurrence)
Primary Liability	Up to $1.0 million per occurrence	$750,000 per occurrence (in excess of $250,000 per occurrence)
Liability — Excess and Umbrella	Up to $4.0 million per occurrence (in excess of the $1.0 million primary liability treaty)	95% of up to $3.0 million per occurrence (in excess of first $1.0 million per occurrence)
Corporate Clash	Up to $4.0 million	Up to $3.0 million per occurrence (in excess of first $1.0 million per occurrence)
      Effective June 1, 2005, we put in place a stand alone excess of loss treaty that is specific to our Florida homeowners business. This excess of loss treaty covers us for up to $2.0 million per risk, subject to a retention of $500,000.
      We augment our excess of loss reinsurance coverages by purchasing catastrophe reinsurance that is designed to cover us for catastrophic perils that are unpredictable as to location, frequency and severity. Our primary catastrophic exposure is property damage due to hurricanes, tornadoes, hail and winter storms. As part of our overall risk management strategy, we annually evaluate our probable maximum loss using catastrophe exposure modeling developed by independent sources. Our catastrophe reinsurance program for all of our lines of business except our Florida homeowners business (which is handled under a separate program) provides coverage up to $60.0 million, subject to a retention of $3.0 million. This treaty will expire on June 30, 2006. This catastrophe reinsurance program provides full coverage of the first $10.0 million of loss in excess of our $3.0 million retention. For losses in excess of $10.0 million and up to $26.0 million, we pay 1.25% of losses, with the balance covered by the catastrophe reinsurers. For losses in excess of $26.0 million and up to $60.0 million, the catastrophe reinsurers cover 100% of the losses. Our catastrophe reinsurance program is designed to provide coverage for two occurrences in a policy year. We purchase reinstatement options, which permit us to pay additional premium following one occurrence to obtain the same coverage (with the same limits and retention) for a second occurrence within the policy year. Our catastrophe reinsurance program for our Florida homeowners business provides coverage up to $140.0 million, subject to a retention of $3.0 million, effective June 1, 2005, the date of our new treaty. This program is designed to provide coverage for two occurrences in a policy year, subject to applicable reinstatement charges.
      Since December 2004, we have written significant homeowners insurance volume in Florida due to our agreement with the Florida Department of Financial Services to offer replacement policies to former policyholders of American Superior Insurance Company. Our Florida homeowners reinsurance program includes a combination of private third party reinsurance and coverage which we are required to purchase through the Florida Hurricane Catastrophe Fund, or FHCF. The FHCF is a state-administered reinsurance program that provides coverage to insurers writing policies having exposure to Florida hurricane risks. The FHCF policy year is from each June 1st to the following June 1st. FHCF policy limits and premium rates generally correspond to a company’s market share as of June in the applicable year in which coverage is sought. Insurers may elect one of three levels of loss coverage — 45%, 70% or 90%. Because the FHCF historically has offered reasonable value relative to cost and coverages provided, we have elected 90% coverage through the FHCF, the highest level permitted.

      We also purchase corporate clash reinsurance coverage that covers exposure to, among other things, losses incurred by more than one policyholder from a single casualty occurrence, losses in excess of policy limits and punitive damages that result from our bad faith or errors and omissions. Our current corporate clash reinsurance program provides coverage of up to $4.0 million per occurrence in excess of $1.0 million in all states in which we operate and for all of our lines of business.
      We purchase property facultative reinsurance when we insure a high value risk, such as a bowling center, that we determine needs excess reinsurance protection beyond that offered by our other treaties. These are purchased on a case-by-case basis and vary in value depending on the risk being insured.
      We purchase reinsurance both directly from the reinsurer and through reinsurance brokers, as we believe that this balance helps us obtain more favorable pricing from all of our reinsurers. We currently do not have any finite reinsurance arrangements directly with any reinsurers or through brokered treaties, and we have no significant exposure to any profit-sharing or contingent rate provisions under our current reinsurance agreements.
      We have recently substituted certain of the reinsurers reinsuring our core lines with higher rated companies. As of the date of this prospectus, the reinsurers on our primary treaties are the following companies with the following A.M. Best ratings: Swiss Reinsurance America Corporation “A+” (Superior), Platinum Underwriters Reinsurance, Inc. “A” (Excellent) and Folksamerica Reinsurance Company “A” (Excellent). Our property facultative reinsurance treaty is with Everest Reinsurance Company “A+” (Superior), QBE Reinsurance Corporation “A” (Excellent) and XL Reinsurance America, Inc. “A+” (Superior). Our corporate clash reinsurance is with Swiss Reinsurance American Corporation “A+” (Superior), and our catastrophe coverage includes Swiss Reinsurance America Corporation “A+” (Superior) and a Lloyd’s Syndicate “A” (Excellent), along with several others, including Hannover Re (Bermuda) Limited “A” (Excellent) and QBE Reinsurance Corporation “A” (Excellent).
      In order to sell automobile insurance in the state of Michigan, North Pointe Insurance was required to be a member of the Michigan Catastrophic Claims Association, or MCCA, a statutorily created non-profit association which provides mandatory reinsurance to its members. The reinsurance provided by the MCCA indemnifies its members for 100% of the losses sustained under personal protection policies issued by the members in excess of specified amounts. The MCCA must provide this reinsurance and North Pointe Insurance, like all insurance companies that write automobile insurance in Michigan, must accept and pay for the reinsurance.
      The following table summarizes amounts due us from reinsurers as of June 30, 2005. The amounts due consist of recoverables from losses and prepaid reinsurance premiums. Because many of these reinsurers are no longer reinsuring us, these figures represent the development of claims from past treaty years.

Reinsurer	A.M. Best Rating		Gross Amount Due

Michigan Catastrophic Claims Association		N/A (1)	$10,955
Swiss Reinsurance America Corporation	“A+”	(Superior)	7,117
General Reinsurance Corporation	“A++”	(Superior)	3,750
Folksamerica Reinsurance Corporation	“A”	(Excellent)	2,576
Platinum Reinsurance Corporation	“A”	(Excellent)	2,144
Everest Reinsurance Company	“A+”	(Superior)	1,867
QBE Reinsurance Corporation	“A”	(Excellent)	1,860
PXRE Reinsurance Company	“A”	(Excellent)	1,837
XL Reinsurance Company	“A+”	(Superior)	1,397
SCOR Reinsurance Company	“B++”	(Very good)	942
All Other	“A-”	or better	5,766

Total			$40,211

(1)	The MCCA does not receive an A.M. Best rating.

Technology
      Our information technology has been developed from the user’s perspective and is designed for easy use. To effectively serve our agents, we strive to continually develop and implement technological solutions to meet their needs. For example, we have developed a simplified web-based quote system currently utilized in connection with certain of our personal insurance products. All the necessary information to produce an insurance quote, can be entered quickly and easily by an agent. We have expanded the use of our simplified quote system to additional product lines, including select commercial business lines, and we expect to continue such expansion over the next 12 months.
      When we introduce new technology, we are committed to its smooth and effective deployment. We are generally conservative in introducing new technology, testing it fully before implementation to ensure that any problems are resolved before widespread deployment. We believe this approach results not only in time and cost savings to us, but also meaningful benefit to our agents, who are able to integrate new technology into their businesses.
      All of our operations are integrated into one midrange AS-400 system located at our home office. Because we operate an integrated system, our data is consolidated and accessible by all of our operating areas. In addition to providing greater security of sensitive information and business operations, this integrated environment provides the managers of our underwriting, claims and accounting functions with the tools to better serve customers, and more effectively price products and control risks. Access, although easy and integrated, is controlled through various levels of security depending upon operational area and job function. Our primary system has worked well for us for several years, having been adapted by us to meet our specific needs, and we have a permanent license for its use. Our system was last upgraded in March 2004, and we believe it has sufficient capacity to support significant expansion in our business.
      The security of our system is protected with firewalls, virus scanning software, passwords and spam protection. Our system is backed up daily, and access to information is appropriately limited to employees with a need to obtain the information in order to perform their job responsibilities. We have developed a disaster recovery plan that is thoroughly tested twice a year. We have a hot-site backup in Chicago, Illinois and 25 desktop computers available locally in the event a disaster occurs.
      Over the next 12 to 18 months, we intend to expand our internet interface so that our agents are able to more quickly and efficiently communicate with us and transmit information to us. We have completed an imaging project, which allows company personnel secure electronic access to policy, claim, accounting, legal and reinsurance documents. By providing an electronic interface and imaging, we have moved toward creating a largely paperless environment, thereby reducing our expense of off-site storage, reducing the time it takes to answer agent and policyholder questions and providing ready access to information necessary for each job function.
      As of June 30, 2005, we employed a skilled staff of 20 technology employees, many of whom have the experience to provide us with custom programming. Our ability to customize software provides us with flexibility in managing information to operate our business more efficiently and profitably.
Ratings
      Insurance companies can apply to receive a financial strength rating from A.M. Best. These ratings range from “A++” (Superior) to “F” (In Liquidation). The current A.M. Best rating of each of our insurance subsidiaries is “B+” (Very Good), which is the sixth highest of the 15 rating categories that A.M. Best assigns to insurance companies. This rating is assigned to companies that have, in A.M. Best’s opinion, very good financial strength and a very good ability to pay claims and to meet their ongoing obligations to policyholders.
      In assigning ratings, A.M. Best evaluates, among other things, an insurance company’s profitability, leverage and liquidity, its lines of business, the adequacy and soundness of its reinsurance, the quality and market value of its investment portfolio, the adequacy of its reserves, the level of its surplus, its capital structure and stability, and the performance of its management.

      On May 13, 2005, A.M. Best reaffirmed the rating for our North Pointe Casualty subsidiary: “B+” with a “Stable” outlook. At the same time, A.M. Best reaffirmed its “B+” rating for our North Pointe Insurance subsidiary and maintained its outlook as “Positive.”
      Our ratings are subject to periodic review by A.M. Best, which could revise its rating of either or both of our insurance subsidiaries. There can be no assurance that we will maintain our current ratings. Under the terms of our line of credit facility, the failure of either of our insurance subsidiaries to maintain an A.M. Best rating of “B+” or higher would constitute an event of default thereunder. This would likely have a material adverse effect on our business and financial condition.
Competition
      The property and casualty insurance industry is highly competitive, and except for certain regulatory considerations, there are relatively few barriers to entry. In this fragmented market, we compete with both large national insurance providers and smaller regional companies on the basis of customer service, coverages offered, claims handling, price, agent commission and financial strength ratings. Many of our competitors have higher ratings, more capital, greater resources and additional access to capital than we have. They may offer a wider range of products and services than we do and may cover larger geographic markets. It is possible that new entrants to our markets may arise and create additional competition leading to potentially lower prices and/or higher limits offered. Some of our commercial lines competitors include United States Liability Insurance Group, Michigan Licensed Beverage Association Mutual Insurance Company, St. Paul Surplus Lines Company (a subsidiary of St. Paul Travelers Companies, Inc.) and Philadelphia Consolidated.
      Our competitors in Florida for the homeowners business are both large national carriers such as State Farm Florida Insurance Company, Allstate Floridian Insurance Company, Nationwide Mutual Insurance Company, and USAA Casualty Insurance Company, and regional carriers such as American Strategic Insurance Corporation, Liberty American Insurance Company, Tower Hill Insurance Group (an MGA), and Florida Preferred Property Insurance Company. In our Midwestern homeowners business, our competitors are Foremost Insurance Company, American Modern Insurance Company, American Reliable Insurance Company, Constitutional Casualty Company and Springfield Fire & Casualty Company.
Regulatory Environment

Regulation in General
      The insurance industry is highly regulated. State insurance laws and regulations are complex and each jurisdiction’s requirements are different. State insurance regulators generally have broad administrative power with respect to all aspects of the insurance business.
      North Pointe Financial, our wholly-owned subsidiary, is the immediate parent company of our operating insurance companies, North Pointe Insurance and North Pointe Casualty. In addition, in February 2005, we organized a new Florida insurance subsidiary, Home Pointe Insurance, to write our future Florida homeowners insurance business. We have applied for and obtained the requisite license for this company from the Florida Department of Insurance. On August 31, 2005, the Florida Department of Insurance approved our premium rates, allowing us to begin writing policies through this subsidiary beginning in September 2005. Our insurance companies and our other affiliates are subject to regulation by insurance regulatory agencies in each state in which they do business. This regulation is designed for the protection of our policyholders rather than our shareholders. The regulatory requirements and restrictions include or involve the following:

•	prior approval of the acquisition of control of our company or our insurance companies;

•	approval of the policy forms and premium rates of our insurance companies;

•	standards of solvency, including statutory and risk-based capital requirements establishing the minimum amount of capital and surplus that must be maintained by our insurance companies;

•	restrictions concerning which assets of our insurance companies are admissible for purposes of calculating their capital and surplus;

•	licensing of insurers, their agents and various other insurance-related entities;

•	advertising and marketing practices;

•	restrictions on the nature, quality and concentration of the investments of our insurance companies;

•	assessments by guaranty associations;

•	restrictions on the ability of our insurance companies to pay dividends to North Pointe Financial, our stock holding company subsidiary;

•	restrictions on transactions between our insurance companies and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	rules requiring deposits for the benefit of policyholders;

•	rules requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	claims practices;

•	unfair trade practices;

•	rules prescribing the form and content of records of financial condition required to be filed; and

•	rules requiring adequate reserves for unearned premium, losses and loss expense, or for other purposes.

Required Licensing
      We operate under licenses issued by state insurance authorities.
      Typically, insurance companies can write property and casualty business either as an admitted (or licensed) carrier in a particular state, or on a non-admitted, surplus lines basis. In order to operate as an admitted carrier in a particular state, our insurance companies must first obtain a license from the state insurance department for the lines of insurance we wish to write in that state. Our insurance companies must also file and obtain approval from the state insurance department for all of their premium rates and coverage forms before they can conduct business in that state. In order to operate on a surplus lines basis, our insurance companies must obtain a surplus lines authorization or other eligibility determination and maintain certain solvency standards established by the state. Our insurance companies are licensed to write insurance policies on an admitted basis in 44 states and the District of Columbia, and are authorized to write insurance policies on a surplus lines basis in 31 states and the District of Columbia.
      Insurance agents that market and sell the insurance products of our insurance companies must obtain a license from the state insurance departments in which they do business. South Pointe, our managing general agent for our South Florida small commercial account business, and Home Pointe, our managing general agent for our Florida homeowners business, are licensed in Florida as managing general agents.
      Typically, insurance premium finance companies must also obtain a license from the state insurance or banking departments in which they do business. N.P. Premium Finance, our Michigan-based premium finance company, is licensed to provide premium financing in the states of Michigan, Iowa, Illinois, Ohio, Missouri, New York and South Dakota.
      All of the licenses described above are current and in good standing.

Insurance Holding Company Regulation
      We are an insurance holding company that is the ultimate parent company of our insurance companies — one domiciled in Michigan and the others in Florida.
      Because we are not an insurance company, we are not subject to the same level of regulation by state insurance regulators as our insurance companies. For example, we are not subject to state licensing requirements, capital and surplus requirements, guaranty fund assessments, financial or market conduct examinations, statutory accounting methods, investment restrictions, statutory deposit requirements, reserve requirements and other state rules and regulations primarily applicable to insurance companies.
      However, as the ultimate parent company for our Michigan and Florida insurance companies, we are subject to regulation under both the Michigan and Florida Holding Company System Regulatory Acts and Regulations, referred to as Holding Company Laws. These Holding Company Laws contain various reporting requirements, including those requiring us and our insurance companies to annually file information relating to our capital structure, ownership, management and financial condition, as well as the general business operations of our insurance companies.
      The Holding Company Laws also contain special rules for transactions between us and our insurance companies, or between our insurance companies and other affiliates within our holding company system. For example, the Holding Company Laws require that these transactions must be fair and reasonable. In addition, some of these transactions must be disclosed to the Michigan or Florida regulators, as the case may be, and approval by these regulators may be required before the transactions are consummated. Transactions requiring prior notice and approval (or non-disapproval) generally include management agreements, service contracts, cost-sharing agreements and reinsurance agreements, sales, purchases, exchanges, loans, guarantees or investments between our insurance companies and us or our other affiliates.
      The Holding Company Laws also require the prior approval of the Michigan or Florida insurance regulators, as the case may be, before any person can acquire control of our company or our insurance companies. In Michigan, any person who acquires or obtains control of 10% or more of the voting securities of our company or our Michigan insurance company is presumed to have acquired control of this entity. The acquiring person may challenge this presumption of control by filing a petition with the Michigan insurance regulator. In Florida, this requirement is triggered anytime a person acquires or obtains control of 5% or more of the outstanding voting securities of our company or any of our Florida insurance companies.

Regulation on Paying Dividends
      We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders, meet our debt payment obligations and pay our taxes and administrative expenses is largely dependent on intercompany service agreements with, and dividends from, our subsidiaries.
      There are no restrictions on the payment of dividends to us by our non-insurance company subsidiaries other than state corporate laws regarding solvency. As a result, our non-insurance company subsidiaries generate revenues, profits and net cash flows that are generally unrestricted as to their availability for payment of dividends. We may use these revenues to service our corporate financial obligations, such as debt service, shareholder dividends or acquisitions. Our administrative segment is comprised of the operations of our three non-insurance company subsidiaries.
      Our primary assets, however, are the stock of North Pointe Financial, our wholly-owned subsidiary, and the stock of our insurance companies owned by North Pointe Financial. Our ability to pay dividends to shareholders, meet our debt payment obligations, and pay our general and administrative expenses is largely dependent on cash dividends we occasionally receive from North Pointe Financial. In turn, North Pointe Financial’s primary source of revenue, from which any dividends to us would have to be paid, are the service fees and commissions it receives from our insurance companies pursuant to various servicing, marketing and management agreements in effect between those entities. In addition, it is possible that North Pointe Financial could receive dividends from our insurance companies paid out of their retained earnings, which North Pointe Financial could then pay to us as a dividend. However, we traditionally have not issued dividends from our insurance companies in this way to fund our general expenses and debt payment obligations. Moreover, the Holding Company Laws regulate the distribution of dividends and other payments by our insurance companies.
      Under the Michigan Holding Company Law, our Michigan insurance company can only declare or pay dividends from its earned surplus, unless the Michigan insurance regulator approves the dividend prior to payment. In addition, our Michigan insurance company must obtain prior approval from the Michigan insurance regulator before it may pay extraordinary dividends or distributions to its shareholder, North Pointe Financial. In Michigan, an extraordinary dividend or distribution includes any dividend or distribution of cash or other property if the fair market value of the cash or other property, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer’s surplus as of December 31 of the preceding year or (2) the net income of the insurer, not including realized capital gains, for the twelve-month period ending December 31 of the preceding year, in each case determined in accordance with statutory accounting practices. Dividends or distributions falling below this threshold are considered ordinary shareholder dividends. Ordinary shareholder dividends declared by our Michigan insurer must be reported to the Michigan insurance regulator at least ten days before they are paid, but these dividends are not subject to prior approval. The Michigan insurance regulator annually reviews these dividends, however, to determine whether our Michigan insurance company’s surplus following payment of the dividends is reasonable in relation to its needs and liabilities. If it is not, the Michigan insurance regulator may limit or disallow the payment of future shareholder dividends by our Michigan insurer. Under Michigan’s insurance law, North Pointe Insurance could pay up to approximately $3.3 million in ordinary dividends in 2005 without prior regulatory approval, which amount was paid on June 28, 2005. The Michigan department retains the right to limit or disallow any dividend, extraordinary or otherwise. Accordingly, we typically obtain prior approval on all dividend distributions from North Pointe Insurance.
      Under the Florida Holding Company Law, each of our Florida insurance companies can only declare or pay dividends out of that part of its available and accumulated surplus funds that is derived from its realized net operating profits on its business and net realized capital gains. In addition, each of our Florida insurance companies must obtain prior approval from the Florida insurance regulator before it may pay extraordinary dividends or distributions to its shareholder, North Pointe Financial. In Florida, an extraordinary dividend or distribution includes any dividend or distribution that exceeds either of the following two thresholds:

•	The larger of (1) the lesser of 10% of the insurer’s surplus or net income (not including realized capital gains) plus a two-year carryforward; (2) 10% of surplus, with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; or (3) the lesser of 10% of surplus or net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains. This threshold applies if the insurer does not provide prior notice of the dividend to the Florida insurance regulator and does not certify that, following payment of the dividend, the insurer’s surplus will equal or exceed 115% of the surplus required under applicable Florida statutes.

•	The larger of (1) 10% of the insurer’s surplus derived from realized net operating profits on its business and net realized capital gains; or (2) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year. This threshold applies if the insurer provides prior notice of the dividend to the Florida insurance regulator, which notice certifies that, following payment of the dividend, the insurer’s surplus will equal or exceed 115% of the surplus required under the applicable Florida statutes.
      Dividends or distributions falling below these thresholds are not subject to prior approval by the Florida insurance regulator. Florida’s insurance law would not allow North Pointe Casualty to pay any dividends without approval in 2005.

Investment Regulation
      Our insurance companies are subject to state laws and regulations in Michigan and Florida that require diversification of our investment portfolio and that limit the amount of investment they may make in certain categories of assets. Failure to comply with these laws would cause assets outside of this limitation to be treated as non-admitted assets in the states in which our insurance companies are admitted to sell insurance policies. Non-admitted assets are not included for purposes of measuring the statutory surplus of our insurance companies. In some instances, this might require divestiture of the non-admitted assets in order to preserve the ability of our insurance companies to sell insurance policies in these states.

Restrictions on Cancellation, Non-Renewal or Withdrawal
      Many states have laws and regulations that could limit the ability of our insurance companies to cancel or non-renew certain insurance policies or agents, or to exit a market altogether. Some states prohibit an insurer from withdrawing from one or more lines of business in a state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan if it concludes that it may lead to market disruption. In some states, these restrictions also apply to significant reductions in the amount of insurance written, not just a complete withdrawal.

Membership in Insolvency Funds and Associations; Mandatory Pools and Insurance Facilities
      Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations which generally protect policyholders against the insolvency of the admitted insurance companies. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurance companies through annual assessments. The annual assessments required in any one year will vary from state to state, but they typically fall within a range of 1% to 2% of the annual premiums written by a member in that state, subject to various maximum assessments per line of insurance.
      Our insurance companies are members of the statutorily created insolvency funds or associations in all states where they are authorized to transact business. We expensed $387,000 for 2004, $569,000 for 2003 and $494,000 for all of 2002 in connection with these combined assessments. Most of these payments may be subject to recovery through future policy surcharges and premium tax reductions.
      Until recently, our Michigan insurance company, North Pointe Insurance, sold non-standard private passenger automobile insurance in Michigan. In order to sell this kind of insurance in Michigan, North Pointe Insurance must be a member of the Michigan Catastrophic Claims Association, or MCCA. The MCCA is a statutorily-created nonprofit association providing mandatory reinsurance to its members. The reinsurance provided by the MCCA indemnifies its members for 100% of the losses sustained under personal protection policies issued by the members in excess of specified amounts. The MCCA must provide this reinsurance and North Pointe Insurance, like all members of MCCA, must accept and pay for the reinsurance.
      The reinsurance premiums charged by MCCA are calculated to cover the expected losses and expenses of MCCA during the period for which the premiums are applicable. Any deficiencies in premiums paid for prior periods may be added to premiums charged to the members in subsequent periods. If a member of MCCA is insolvent and cannot pay its portion of the premiums, the unpaid amounts are apportioned among the other members of MCCA. However, member companies are allowed to pass these reinsurance premiums through to their policyholders as a component of the premiums they pay for their policies. Moreover, if a policyholder fails to pay the premium amounts at issue, the member company insuring that policyholder is not responsible for paying the corresponding reinsurance premium to the MCCA.
      North Pointe Insurance has ceased writing private passenger automobile insurance in Michigan.
      On November 10, 2004, we obtained the right to offer new specialty homeowners insurance policies to approximately 50,000 former policyholders of American Superior in Florida whose coverage was terminated effective January 14, 2005 as part of that insurer’s ongoing rehabilitation. See “Summary — Company History and Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.” As a result of selling this kind of insurance in Florida, North Pointe Casualty is an “assessable insurer” under the Plan of Operation of Citizens Property Insurance Corporation (“CPIC”).
      CPIC is a residual market mechanism created under Florida law to provide personal and commercial homeowners coverage and wind-risk coverage to homeowners in high-risk areas and others who cannot obtain such coverage in the open, private insurance market. As an “assessable insurer,” North Pointe Casualty is subject to annual, interim, and/or emergency assessments levied by CPIC to cover deficits in CPIC’s underwriting accounts for the various types of insurance it issues. The need for and amount of such assessments may vary from year to year. Other than years in which an emergency assessment is levied, the maximum assessment should not exceed the greater of (i) 10% of North Pointe Casualty’s direct written premium in the State of Florida for the lines of insurance at issue during the year preceding the assessment or (ii) North Pointe Casualty’s share of 10% of CPIC’s deficit for the prior calendar year for the subject line of business. North Pointe Casualty may include these assessments as an appropriate factor in the making and submission of premium rates for its insurance products. In the event that any “assessable insurer” fails to pay an assessment levied by CPIC, the other assessable insurers — including North Pointe Casualty — are subject to additional assessments to recover the difference.
      In addition, in order to sell homeowners insurance in Florida, North Pointe Casualty must purchase reinsurance from the Florida Hurricane Catastrophe Fund (“FHCF”). The FHCF is a state-administered reinsurance program in Florida providing mandatory reinsurance for hurricane losses to any insurer writing covered policies — including homeowners insurance — in Florida. The FHCF reimburses every participating insurer for up to 45%, 75% or 90% (at the insurer’s election) of its insured hurricane losses in excess of the insurer’s retention, plus 5% to cover the insurer’s loss adjustment expenses. The insurer’s retention is calculated according to a formula contained in the statute creating the FHCF. We have elected to be reimbursed for up to 90% of our insured hurricane losses in excess of our retention. The FHCF charges each participating insurer an actuarially indicated premium for the reinsurance it provides, which generally corresponds to the insurer’s market share as of June in the year in which coverage is sought. The FHCF policy year is from each June 1st to the following June 1st. In addition, if the revenue generated through the premiums charged by the FHCF is insufficient to fund the obligations, costs and expenses of the FHCF, the Florida Office of Insurance Regulation may levy an emergency assessment on all property and casualty insurers doing business in Florida, including North Pointe Casualty. Insurers may pass this assessment through to their policyholders, and insurers are not responsible for assessments that are uncollectible from their policyholders.

Unfair Claims Practices
      Insurance companies, adjusting companies and individual claims adjusters are generally prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, among others, (1) misrepresenting pertinent facts or insurance policy provisions, (2) failing to acknowledge and act reasonably and promptly in response to communications regarding claims under insurance policies, (3) attempting to settle a claim for an unreasonably low amount, and (4) refusing to pay claims without conducting a reasonable investigation. Our insurance companies have business conduct policies and regular training to make their employee-adjusters and other claims personnel aware of these prohibitions, and they require them to conduct their activities in compliance with these statutes.

Quarterly and Annual Financial Reporting
      Our insurance companies are required to file quarterly and annual financial reports with state insurance regulators in each state in which they do business. This requirement applies both in states where our insurance companies are admitted to do business and states where they write policies on a surplus lines basis. These financial reports must be prepared using statutory accounting practices, or SAP, rather than generally accepted accounting principles, or GAAP. SAP financial reports generally present the value of an insurance company on a liquidation basis — as opposed to its value as a going concern — in keeping with the general intent of state insurance statutes to protect policyholders.

Periodic Financial and Market Conduct Examinations
      The state insurance departments in every state in which our insurance companies do business may conduct on-site visits and examinations of our insurance companies at any time and generally for any purpose, including review of their financial condition, market conduct, and relationships and transactions with affiliates. In addition, the Michigan and Florida insurance regulators will conduct comprehensive examinations of our Michigan and Florida insurance companies, respectively, every three to five years.
      The State of Michigan recently completed its triennial examination of North Pointe Insurance, our principal insurance company subsidiary, through the year 2002. The State of Florida recently completed its triennial examination of North Pointe Casualty through the year 2003. There were no significant findings or recommended changes by the regulators from either state.

Risk Based Capital
      The National Association of Insurance Commissioners, or NAIC, has adopted risk-based capital requirements that require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital formula attempts to measure statutory capital and surplus needs based on the risks in an insurance company’s mix of products and investment portfolio. The risk-based capital formula is used by state insurance regulators to monitor trends in an insurance company’s statutory capital and surplus, for the purpose, if necessary, of initiating regulatory action. Our insurance companies are required to submit a report of their risk-based capital levels to the insurance departments of their states of domicile as of the end of the previous calendar year.
      Under the formula, a company first determines its authorized control level risk-based capital. This authorized control level takes into account a company’s (1) asset risk; (2) credit risk; (3) underwriting risk; and (4) all other business risks and such other relevant risks as are set forth in the RBC instructions. The company then compares its total adjusted capital against its authorized control level risk-based capital to determine its actual risk-based capital level. A company’s total adjusted capital is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide.
      The risk-based capital requirements provide for four different levels of regulatory attention, each level providing an increasing degree of regulatory oversight and intervention as an insurance company’s risk-based capital declines. The company action level is triggered if a company’s total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority in its state of domicile that proposes corrective actions to improve its capital position. The regulatory action level is triggered if a company’s total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The authorized control level is triggered if a company’s total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level. At this risk-based capital level the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The mandatory control level is triggered if a company’s total adjusted capital is less than 0.7 times its authorized control level. At this level the regulatory authority is mandated to place the company under its control.
      As of December 31, 2004, both of our insurance companies had risk-based capital levels in excess of an amount that would require any regulatory intervention.
      As of December 31, 2001, North Pointe Insurance’s risk-based capital level was only 1.9 times its authorized control level, placing it within the company action level as of that date. This required North Pointe Insurance to develop and submit to the Michigan Office of Financial and Insurance Services, or OFIS, a comprehensive plan of action setting forth the corrective measures North Pointe Insurance would take to improve its capital position. North Pointe Insurance submitted correspondence dated March 1, 2002 to the Michigan OFIS setting forth its risk-based capital plan.
      The first section of the risk-based capital plan explained that North Pointe Insurance’s capital position fell to the company action level in 2001 primarily because of non-recurring premium growth during that calendar year. Specifically, North Pointe Insurance’s gross premiums written grew by 54.7% in 2001, largely as a result of (1) the one-time acquisition of a block of business from a former affiliate (Queensway International Indemnity Company.), and (2) growth in its accident & health insurance business and California non-standard personal automobile insurance business. Under the risk-based capital formulas, any premium growth in excess of 10% per year increases a company’s authorized control level. In North Pointe Insurance’s case, its 2001 premium growth increased its authorized control level by 41% (from $7 million to $9.9 million). This increase resulted in North Pointe Insurance’s total adjusted capital being only 1.9 times its authorized control level as of December 31, 2001, falling from a level of 2.7 times as of December 31, 2000.

The second section of North Pointe Insurance’s risk-based capital plan set forth the steps North Pointe Insurance would take to improve its capital position, which were all designed to limit the company’s future premium growth.
      Ultimately, North Pointe Insurance’s risk-based capital plan raised the company’s risk-based capital levels to points above the company action level. Specifically, North Pointe Insurance’s risk-based capital level was 2.8 times its authorized control level as of the end of 2002 and 2.9 times its authorized control level as of the end of 2003.

IRIS Ratios
      The NAIC also has developed a set of 12 financial ratios referred to as the Insurance Regulatory Information System or IRIS. IRIS is part of a regulatory early warning system used to monitor the financial health and condition of insurance companies. On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result. In fact, since these ratios are arbitrarily set for all companies, it may not be unusual for financially sound companies to have several ratios with results falling outside the usual ranges. If four or more of a company’s IRIS ratios fall outside the usual ranges, however, an insurance company may receive inquiries from individual state insurance departments.
      As of December 31, 2004, North Pointe Insurance had one IRIS ratio outside the usual range, as follows:

Ratio	Usual Range	North Pointe Insurance Ratio

Investment yield	10.0% to 4.5%	2.2%
      The result for this ratio is attributable to North Pointe Insurance’s low investment yield due to the current interest rate environment. Our company had a relatively low investment yield when compared to previous years. This was due to a combination of the low interest rates available on the typically conservative income generating investments in which we chose to invest and our decision to maintain a significant cash position intended to mitigate the effects of a rising interest rate environment. Both factors contributed to the lower investment yield that we experienced last year. The IRIS ratio “Investment yield” with a range between 4.5% and 10% was significantly higher than our 2.2% last year, and in order to meet this ratio we would have been forced to take more investment risk than we have historically experienced. As of December 31, 2004, North Pointe Insurance continued to maintain a relatively short duration in its investment portfolio leading to less investment yield.
      As of December 31, 2004, North Pointe Casualty had two IRIS ratios outside the usual range, as follows:

Ratio	Usual Range	North Pointe Casualty Ratio

Changes in net writings	33% to (33)%	999%
Investment yield	10.0% to 4.5%	1.6%
      The unusual value from changes in net writings stems from the fact that North Pointe Casualty wrote no business in 2003 and began writing premiums in 2004 after we acquired it. Accordingly, any amount of premium volume in 2004 would have caused the increase in net writings to exceed 33%. The unusual value from the investment yield test is a result of two factors. First, over 74% of North Pointe Casualty’s investment portfolio was in cash and cash equivalents at the time of acquisition, and we did not reinvest much of that cash until the latter half of the year. Second, the investment yield range is high in light of the prevailing market interest rates. We expect the investment yield ratio to remain outside of the usual range as long as the lower end of the range (4.5%) remains significantly higher than the prevailing market interest rates offered on high-quality debt securities.

OFAC
      The Treasury Department’s Office of Foreign Assets Control, or OFAC, maintains a list of Specifically Designated Nationals and blocked persons, known as the SDN list. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN list, as they may be suspected of terrorist or other activities. If the insurer finds a match, the insurer must take steps to block or reject the transaction, notify the affected person, and file a report with OFAC.
      The Florida insurance regulator requires all domestic insurance companies to file a Certification of Compliance with Executive Order 13224, which is that portion of the OFAC regulations through which certain individuals and terrorist organizations have been added to the SDN List since the September 11, 2001 tragedy. During field examinations, the Florida insurance department may require its domestic insurance companies to answer questions concerning the policies and procedures they have in place to prevent a violation of Executive Order 13224. Moreover, as a condition of its approval of our purchase of North Pointe Casualty, the Florida insurance department requires it to establish and adhere to necessary procedures to detect and prevent prohibited transactions with individuals and entities on the SDN List.
      North Pointe Insurance and North Pointe Casualty have implemented procedures to comply with the OFAC regulations and, in the case of North Pointe Casualty, the related Florida rules and conditions.

Premium Finance Regulation
      Our premium finance company, N.P. Premium Finance, is regulated by governmental agencies in states in which it conducts business. Currently, N.P. Premium Finance does most of its business in the states of Michigan, Illinois, Iowa and Ohio. The agency responsible for such regulation varies by state, but generally it is the banking department or the insurance department of the state at issue. In Michigan, Illinois and Ohio, the insurance department is the entity regulating N.P. Premium Finance. In Iowa, the State of Iowa’s Division of Banking is the entity regulating N.P. Premium Finance.
      The rules enforced by N.P. Premium Finance’s regulators generally are designed to protect the interests of our policyholders who elect to finance their insurance premiums. These regulations will vary by jurisdiction, but they typically involve, among other things, the following:

•	regulating the interest rates, fees and service charges we may charge our customers;

•	imposing minimum capital requirements for our premium finance subsidiary or requiring surety bonds in addition to or as an alternative to such capital requirements;

•	governing the form and content of our financing agreements;

•	prescribing minimum notice and cure periods before we may cancel a customer’s policy for non-payment under the terms of the financing agreement;

•	prescribing timing and notice procedures for collecting unearned premium from the insurance company, applying the unearned premium to our customer’s premium finance account, and, if applicable, returning any refund due to our customer;

•	establishing standards for filing annual financial reports of our premium finance company;

•	requiring our premium finance company to qualify for and obtain a license and to renew the license each year;

•	conducting periodic financial and market conduct examinations and investigations of our premium finance company and its operations; and

•	requiring prior notice to the regulating agency of any change of control of our premium finance company.

      The following table sets forth the maximum permissible interest rate in the four states in which we currently finance insurance premiums:

State	Permissible Interest Rate

Iowa, Michigan and Ohio	12%
Illinois	10%

Licensing of Our Employee Agents and Adjusters
      Generally, all of our employees who sell, solicit or negotiate insurance are required to be licensed by the state in which they work for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, our employees, who are insurance claims adjusters, are also required to be licensed and some must fulfill annual continuing education requirements.
     Captive Insurance Company Regulation
      We recently organized a new captive insurance company subsidiary called Midfield Insurance Company. Midfield is organized and licensed as a pure captive insurance company under the laws of the District of Columbia. A pure captive insurance company is an insurance company that only insures the risks of its parent and/or affiliated companies. We use Midfield as a reinsurer of some of the insurance business written by our other insurance companies. Midfield started assuming written premiums across all of our lines (with the exception of our Florida homeowners line, pending Florida Department of Insurance approval) on June 1, 2005. Midfield will not insure or reinsure the risks or business of any unaffiliated third-parties.
      Captive insurance companies generally are not subject to the same degree of regulation by applicable insurance departments as are other insurance companies. For example, the laws and regulations that are applicable to non-captive insurance companies domiciled in the District of Columbia do not apply to captive insurance companies domiciled in the District of Columbia unless such laws are expressly made applicable under the District’s captive insurance laws. As a result, Midfield will not be subject to, among other things, the District’s rate and form filing requirements, guaranty fund assessments, or insurance regulatory trust fund assessments. However, Midfield is required to file an annual report with the Commissioner of the District of Columbia Department of Insurance, Securities and Banking and will be subject to periodic financial examinations by the Commissioner’s office. Moreover, Midfield’s investments will be subject to review and possible disapproval by the Commissioner’s office, and Midfield will be subject to premium taxes levied by the District of Columbia. Midfield will also be subject to the District of Columbia’s minimum capital and surplus requirements for pure captive insurance companies.
Legal Proceedings
      As of the date of this prospectus, we are not a party to any pending legal proceedings other than in the ordinary course of defending claims asserted against our policyholders, none of which, if decided adversely to us, would, in the opinion of management, have a material adverse effect on our business or financial position.
Employees
      At June 30, 2005, we had 219 employees. None of our employees is covered by any collective bargaining agreements, and we consider our relations with our employees generally to be very good.
Property
      Our home office is in Southfield, Michigan, where we lease approximately 30,000 square feet of office space for use in all of our business segments. This lease expires in April 2006. In February 2005, North Pointe Financial agreed to purchase 100% of the ownership interests of the limited partnership that owned the land and office building where our home office is located for $1.5 million, plus the assumption of outstanding mortgage debt of $2.5 million. North Pointe Financial closed on the final portion of this acquisition on August 18, 2005. See “Certain Relationships and Related Transactions — Ownership of Our Building.”
      We lease 10,000 square feet of office space in Jacksonville, Florida for use in our specialty commercial lines business segment. This lease expires in June 2009. We lease nearly 13,000 square feet of office space in Lombard, Illinois, all of which was sublet to unrelated third parties when we closed our Chicago operation in April 2003. We also lease space for small offices in East Lansing, Michigan; Melbourne, Coral Gables and Cooper City, Florida; and Wilmette, Illinois, all of which are used in our specialty commercial lines business segment (except the Cooper City, Florida office, which is used in our homeowners insurance business).
      We believe that these facilities and additional or alternate space available to us are adequate to meet our needs for the foreseeable future.

MANAGEMENT
Executive Officers and Directors
      Our board of directors currently consists of six members. Upon completion of this offering, two additional independent directors will be added to our board of directors, increasing the size of the board to eight members. The following table sets forth information about our directors and executive officers as of the date of this prospectus.

			Term as
Name	Age	Position	Director Expires

James G. Petcoff	49	Chief Executive Officer, President and Chairman of the Board	2008
B. Matthew Petcoff	44	Chief Operating Officer, Executive Vice President, Secretary and Director	2007
John H. Berry	62	Chief Financial Officer and Treasurer
Bradford T. Lyons	53	Senior Vice President — Underwriting
Brian J. Roney	41	Senior Vice President — Finance
L. Matthew MacLean	34	Senior Vice President — Claims
Harold J. Meloche	44	Vice President — Compliance
Richard J. Lindberg	56	Director	2008
Joon S. Moon	67	Director	2007
Jorge J. Morales	50	Director	2008
R. Jamison Williams, Jr.	63	Director	2006
Julius A. Otten	66	Director nominee(1)	2006
Joseph D. Sarafa	50	Director nominee(1)	2007

(1)	Messrs. Otten and Sarafa will become directors upon completion of this offering.
      James G. Petcoff has 25 years of experience in the insurance industry. He has been our President and a director since 2001 and our Chief Executive Officer and Chairman of the Board since January 13, 2005. Mr. Petcoff founded North Pointe Insurance and North Pointe Financial in 1986. He has been President, Chief Executive Officer and Chairman of the Board of North Pointe Financial since 1986; Chairman of the Board and Chief Executive Officer of North Pointe Insurance since 1987; President, Chief Executive Officer and a director of N.P. Premium Finance since 1987; President and a director of South Pointe since 2003; President and a director of North Pointe Casualty since March 2004; Chairman, Chief Executive Officer and a director of Home Pointe Insurance since February 2005; President and a director of Home Pointe Managing General Agency, Inc., or Home Pointe MGA, since February 2005; and President and a director of Midfield Insurance Company since December 2004. From 1999 to August 2004, he also has served as a director of Rentrak Corp., a Nasdaq-listed company based in Portland, Oregon that leases videocassettes, DVDs and video games to video specialty stores and other retailers. From 1980 to 1986, he served as an employee and in management positions at independent commercial insurance agencies. Mr. Petcoff graduated with a B.A. degree from Michigan State University in 1977, an M.B.A. degree from University of Detroit in 1980 and a J.D. degree from University of Detroit School of Law in 1992. He is the brother of B. Matthew Petcoff.
      In 1998, after North Pointe Financial was sold to Queensway Financial Holdings Limited, he was named a director of Queensway. In mid-1999, Queensway’s board of directors asked that he serve as the company’s Chief Executive Officer and President, which he did from 1999 to 2001. In 1999, he was named Chairman of Queensway’s board of directors. During this period, he also served in various capacities with other Queensway subsidiaries: Alexander Underwriters General Agency, Inc. (Georgia), director from 1999 to 2000; Alexander Underwriters General Agency, Inc. (Louisiana), director from 1999 to 2000; Alexander Underwriters, Inc. director from 1999 to 2000; Atlantic Alliance Fidelity, Chairman of the Board from 1999 to 2001; Consolidated Property & Casualty, director from 1998 to 2002; Innovative Technology Systems, Inc., director from 1999 to 2000; International Indemnity Company, director from 1998 to 2000; Pembridge General, director from 1998 to 1999; Pembridge Insurance Services Corp., Chairman of the Board from 1998 to 2001; Queens Pointe Financial, Vice President from 1997 to 2002 and Treasurer from 1999 to 2002; Queensway Holdings, Inc., director from 1999 to 2000, Chairman from 2000 to 2001 and President from 1998 to 2000; Sun States Insurance Group, Inc., director from 1998 to 2001; and Unisure Premium Finance Company, director and President from 1999 to 2001. As previously described under the caption “Our Company History,” the Queensway companies were in financial difficulty when Mr. Petcoff assumed the positions listed above. An interim receiver was appointed for Queensway in May 2001 subsequent to Mr. Petcoff’s resignation from most of these positions. He remained a director of Consolidated Property & Casualty and a director and officer of Queens Pointe Financial, Consolidated Property and Casualty’s parent, until Queens Pointe Financial sold Consolidated Property & Casualty to a third party in 2002.
      B. Matthew Petcoff has 15 years of experience in the insurance industry. He has served as our Chief Operating Officer and Executive Vice President since January 13, 2005 and as our Secretary since 2001. He joined North Pointe Insurance and North Pointe Financial in 1989 as Operations Manager, and has held numerous positions with our subsidiaries, including Executive Vice President, Chief Operating Officer and director of North Pointe Financial since 1991; President and director of North Pointe Insurance since 1991; Vice President and director of each of N.P. Premium Finance, South Pointe and North Pointe Casualty since 1993, 2003 and March 2004, respectively; President and director of Home Pointe Insurance since February 2005; Executive Vice President and director of Home Pointe MGA since February 2005; and Executive Vice President and director of Midfield Insurance Company since December 2004. He served as President and a director of Queens Pointe Financial from 1997 to 2002. He was a director of Queens Pointe Financial’s subsidiary, Consolidated Property & Casualty, from 1998 to 2002, when Consolidated Property & Casualty and Queens Pointe Financial were transferred to third parties pursuant to a sale or dividend. He served as President and a director of North Pointe Insurance Company of Illinois from 1995 to 2000. Before May 1989, Mr. Petcoff served as a special projects engineer for Dow Corning Corporation, where his duties consisted of supervising aspects of new product development, product reliability and process engineering. He graduated with B.S. degree from Michigan State University in 1983 and an M.B.A. degree from the University of Detroit in 1991. Mr. Petcoff is the brother of James G. Petcoff.
      Early in 1999, as financial problems with certain Queensway subsidiaries were revealed, Queensway’s board of directors asked that he serve as the company’s Executive Vice President — Insurance Operations and Chief Operating Officer, which he did from 1999 to 2001. Later in 1999, he was named to Queensway’s board of directors, on which he served until 2001. In 1999, as part of the reorganization caused by Queensway’s financial difficulties, North Pointe Insurance took over the management of Universal Fire & Casualty. He became a director and President of Universal Fire & Casualty in 1999 and served in these positions until 2003 when Universal Fire & Casualty was sold to a third party. From 1998 to 2001, he also served in various capacities with other Queensway subsidiaries: Alexander Underwriters General Agency, Inc. (Georgia), director during 2000; Alexander Underwriters General Agency, Inc. (Louisiana), director from 2000 to 2001; Alexander Underwriters, Inc., director from 2000 to 2001; Consolidated Property & Casualty, director from 1998 to 2002; Innovative Technology Systems, Inc., director from 1999 to 2000 and President during 2000; International Indemnity Company, director and President from 2000 to 2001; P&S Agency, Inc., director and President from 1999 to 2001; Paradigm Acquisitions Corporation, President from 1999 to 2001; Paradigm Insurance Company, director, Chief Executive Officer and President from 1999 to 2001; Pembridge General, director and President from 1998 to 1999; Pembridge Insurance Services Corp., director from 1998 to 2001 and President from 1999 to 2001; Queensway Casualty Insurance Company, director and President from 2000 to 2001; Queensway Holdings, Inc., director from 1999 to 2001 and President from 2000 to 2001; Queensway International Indemnity Company, director and President from 2000 to 2001; Sun States Insurance Group, Inc., director and President from 2000 to 2001; Tri-Star Insurance Services, Ltd., director and President from 1999 to 2001; Unisure, Inc., director during 2000 and President from 1999 to 2000; Unisure Premium Finance Company, director and President during 1999; and Westchester Holdings, Inc., director and President during 2000. An interim receiver was appointed for Queensway in May 2001 subsequent to his resignation from these positions on May 2, 2001.

      John H. Berry has 31 years of experience in the insurance industry and 35 years of experience as an accountant. He has served as our Treasurer since 2001 and as our Chief Financial Officer since January 13, 2005. Mr. Berry joined us in 1993 as a General Manager and Treasurer of N.P. Premium Finance and was appointed Chief Financial Officer of North Pointe Financial later that year. He served as Assistant Treasurer of North Pointe Insurance from 1993 through March 2004 and has served as its Treasurer since that time. He has also served as Treasurer of South Pointe and North Pointe Casualty since 2003 and March 2004, respectively. Mr. Berry has served as Treasurer of Home Pointe Insurance since February 2005; Vice President, Treasurer and a director of Home Pointe MGA since February 2005; and Treasurer and a director of Midfield Insurance Company since December 2004. He served as the Chief Financial Officer of North Pointe Insurance Company of Illinois from 1996 to 2000. Prior to joining us, Mr. Berry was Chief Financial Officer of O/E Management Services, Inc. from 1992 to 1993. Mr. Berry was employed by Kmart Corporation from 1976 to 1992, during which time he held numerous primarily insurance-related positions, including President of KM Insurance Company, Kmart’s insurance subsidiary, and Risk Manager, Legal Department Staff. Prior to 1976, Mr. Berry held positions with Citizens Insurance Company and Price Waterhouse and Company. Mr. Berry earned a B.B.A./ Accounting degree from Eastern Michigan University in 1967. He is a Certified Public Accountant.
      Early in 1999, as financial problems with certain Queensway subsidiaries were revealed, James G. Petcoff and B. Matthew Petcoff, who were serving as senior management for Queensway, asked that he serve as an officer or director of various of its subsidiaries. Mr. Berry served as a director of Universal Fire & Casualty from 1999 to 2003, Assistant Treasurer from 1999 to 2003, and Treasurer from 1999 to 2003, resigning from these positions when Universal Fire & Casualty was sold to a third party. From 1998 to 2001, he served in various capacities with other Queensway subsidiaries: International Indemnity Company, director from 2000 to 2001; P&S Agency, Inc., director and Treasurer from 1999 to 2001; Paradigm Acquisitions Corporation, Treasurer from 1999 to 2001; Pembridge General, Chief Financial Officer from 1998 to 1999; Pembridge Insurance Services Corp., Chief Financial Officer from 1998 to 2001; Queensway Casualty Insurance Company, director from 2000 to 2001; Queensway Holdings, Inc., Chief Financial Officer and Treasurer from 2000 to 2001; Queensway International Indemnity Company, director from 2000 to 2001; Sun States Insurance Group, Inc., director from 2000 to 2001; Unisure, Inc., director during 2000 and President from 1999 to 2000; Unisure Premium Finance Company, director and Treasurer from 1999 to 2001; and Westchester Holdings, Inc., director during 2000.
      Bradford T. Lyons has 32 years of experience in the insurance industry. He has served as our Senior Vice President-Underwriting since January 13, 2005. Mr. Lyons joined North Pointe Insurance and North Pointe Financial in January 1992 as our underwriting manager. In 1993, he became Vice President of Underwriting, and Mr. Lyons has served in such capacity since that time. Prior to joining North Pointe Insurance, he served as a Branch Manager for Reliance Insurance Company from 1983 to 1992. Mr. Lyons joined The Insurance Company of North America in 1973. The Insurance Company of North America later merged with Cigna, where Mr. Lyons held various underwriting and management positions. Mr. Lyons graduated with a B.A. degree from Hope College in 1973.
      Brian J. Roney has served as our Senior Vice President-Finance since January 13, 2005. He joined North Pointe Financial in 1999 and was given responsibility for mergers and acquisitions, personal lines planning and business planning special projects. He has served as North Pointe Financial’s Vice President-Finance since the fall of 2002. Before joining us in 1999, he worked for ten years in the securities industry. During that time, he was Director of Corporate Syndications with Roney and Company, a Michigan-based broker dealer (and its successors), where he specialized in mergers and acquisitions and offerings for investment banking clients. He was also a principal of Roney and Company prior to its sale in 1999. Mr. Roney graduated with B.S./ B.A. degrees from the University of Notre Dame in 1986 and with an M.B.A. degree from the University of Detroit in 1988.
      L. Matthew MacLean has served as our Senior Vice President-Claims since January 13, 2005. Mr. McLean joined the claims department of North Pointe Insurance in 1998, was named Assistant Vice President-Claims in 1999, and Vice President-Claims in 2000. He manages the professional and paraprofessional staff that is responsible for handling claims filed against our insureds. From 1992 to 1998 he was employed as a claims adjuster by LVM Company, which in turn contracted him to North Pointe. Mr. MacLean graduated with a B.A. degree from Michigan State University in 1992 and a J.D. degree from University of Detroit School of Law in 1998. He was admitted to the State Bar of Michigan in 1998. He is the son of Lawrence V. MacLean, a director of North Pointe Financial and North Pointe Insurance.
      Harold J. Meloche has served as our Vice President-Compliance since January 13, 2005. Mr. Meloche joined us as Treasurer of North Pointe Financial in 1999. While in our employ, James G. Petcoff and B. Matthew Petcoff, who were serving as senior management for Queensway and Queensway Holdings, Inc., asked that he also serve as a director and Chief Financial Officer of each of those entities, which he did from 2000 to 2001. In May 2001, while Mr. Meloche was a director and executive officer of various Queensway entities, Queensway and certain of its subsidiaries were placed in interim receivership. From 1993 to 1999, he was employed by PricewaterhouseCoopers LLP in Detroit, Michigan, including as an audit manager from 1998 to 1999. From 1987 to 1993, he held financial positions in the securities and motion picture industries. Mr. Meloche received a B.S. degree from State University of New York in New Paltz in 1986, and a Masters of Professional Accountancy degree from Walsh College, Troy, Michigan in 1993. He is a Certified Public Accountant.
      Richard J. Lindberg has served as a director since July 2001. He has also served as a director of each of North Pointe Insurance and North Pointe Financial since 2000 and a director of Home Pointe Insurance since February 2005. Since 1998 he has been the Vice President Sales/ Marketing of CNI, Inc., a company that manufactures and distributes trim for automobiles. Mr. Lindberg graduated with a B.A. degree from Northern Michigan University in 1970.
      Joon S. Moon has served as a director since June 2002. Since 1969, Dr. Moon has been the Chairman and Chief Executive Officer of Rooto Corporation, a manufacturer of industrial and household chemicals. Since 1996 he has also served as the Chairman and Chief Executive Officer of Star Pacific, Inc., which also manufactures industrial and household chemicals. In addition, from August 2000 to August 2004, he has served as a director of Rentrak Corp. a Nasdaq-listed company based in Portland, Oregon. Dr. Moon graduated with a B.S. degree in Chemical Engineering from Michigan State University in 1960 and a Ph.D. degree in Chemical Engineering from the University of California, Berkeley in 1963.
      Jorge J. Morales has served as a director since July 2001. He also has served as a director of each of North Pointe Insurance and North Pointe Financial since 1988 and a director of Home Pointe Insurance since February 2005. Since 1998 he has been the Chief Executive Officer of CNI, Inc. a company that manufactures and distributes trim for automobiles. He has also served as the President of two employee staffing organizations: MMS, Inc. since 1997, and HR Alliance, Inc. since 2003. Mr. Morales graduated with a B.A. degree in Accounting from Oakland University in 1979.
      R. Jamison Williams, Jr. has served as a director since June 2002. He was admitted to the State Bar of Michigan in 1972 and has practiced law for 32 years. Since 1973 he has been a shareholder and currently serves as the Vice President and a director of Williams, Williams, Ruby and Plunkett, PC., a law firm in Birmingham, Michigan. Since 1999, Mr. Williams has also served as a director and Chief Executive Officer of TeleVideo Communications. He also serves as a director of several closely-held corporations, including Penske Corporation, Clarke Detroit Diesel-Allison, Great Lakes Coating Laboratory, Inc., Grindmaster Corporation, and Unruh Fab, Inc. In addition, Mr. Williams serves on the boards of several nonprofit and educational organizations, including the Michigan Opera Theater (currently as Chairman of the Board), the Detroit Symphony Orchestra, Cranbrook Educational Community, Cranbrook Schools, Horizons Upward Bound, Eton Academy, the Jamison Williams Foundation and the Center for Hearing Disorders. Mr. Williams graduated with an A.B. degree from Princeton University in 1963 and a J.D. degree from the University of Michigan Law School in 1966.
      Julius A. Otten has agreed to serve as a director upon the completion of this offering. Since July 1999, Mr. Otten has acted as a consultant to the insurance industry. From July 1963 to June 1999, Mr. Otten was a partner with KPMG LLP. Mr. Otten also serves as a director and chairman of the audit committee of Professionals Direct, Inc., an insurance holding company traded on the OTCBB whose subsidiaries provide professional liability insurance to attorneys and law firms in Michigan and other states and underwriting, policy issuance, claims administration, accounting and information systems services to insurance companies.
      Joseph D. Sarafa has agreed to serve as a director upon completion of this offering. Mr. Sarafa was admitted to the State Bar of Michigan in 1983 and has practiced law for 21 years. Since 2002, he has been of counsel with the law firm of Cummings, McClorey, Davis & Acho, P.L.C. Prior to such time, he was the President of the Associated Food Dealers of Michigan from 1986 through 2002. Mr. Sarafa currently serves on the Blue Cross Blue Shield of Michigan Customer Advisory Council. He has previously served on the Michigan Liquor Control Commission Customer Advisory Committee, Southfield Municipal Building Authority, Detroit Regional Chamber, Southfield Tax Increment Finance Authority, Western Michigan University Food Marketing Program and University of Detroit President’s Cabinet. Mr. Sarafa graduated with a B.S. degree from the University of Michigan in 1977 and a J.D. degree from the University of Detroit School of Law in 1982.
Board of Directors
      Our board of directors currently consists of six members, including James G. Petcoff and B. Matthew Petcoff, both of whom are our employees. Upon completion of this offering, Julius A. Otten and Joseph A. Sarafa will be added as independent directors, increasing the size of the board to eight members. Also upon completion of this offering, our Second Amended and Restated Articles of Incorporation will provide for the classification of directors into three classes as nearly equal in number as possible, with the members of each class serving staggered three-year terms expiring in successive years on the date of the annual meeting of our shareholders. Our initial Class I directors, whose terms will expire in 2006, will be R. Jamison Williams, Jr. and Julius A. Otten. Our initial Class II directors, whose terms will expire in 2007, will be B. Matthew Petcoff, Joon S. Moon and Joseph D. Sarafa. Our initial Class III directors, whose terms will expire in 2008, will be James G. Petcoff, Richard J. Lindberg and Jorge J. Morales.
Audit Committee
      Our board of directors has established an audit committee, which, upon the completion of this offering, will be comprised of three independent directors, namely Messrs. Lindberg, Otten and Sarafa. The committee’s members will satisfy the independence requirements of current Securities and Exchange Commission rules and Nasdaq National Market listing standards. We expect that one of these directors, Julius A. Otten, will qualify as an audit committee financial expert as defined under these rules and listing standards, and that the others will satisfy the financial literacy standards for audit committee members under these rules and listing standards. This committee will assist our board of directors with its responsibilities by (A) overseeing our accounting and financial reporting processes and the audits of our financial statements and (B) monitoring (i) our compliance with legal, risk management and regulatory requirements; (ii) our independent auditor’s qualifications and independence; (iii) the performance of our internal audit function and independent auditor; and (iv) our systems of internal control with respect to the integrity of financial records, adherence to our policies and compliance with legal requirements. Our audit committee will:

•	have sole responsibility to retain and terminate our independent auditor, subject to shareholder ratification;

•	have sole authority to pre-approve all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoint and oversee our internal auditor, and review the scope and results of each annual internal audit; and

•	review our audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.
      The specific functions and responsibilities of the audit committee will be set forth in its charter.

Compensation Committee
      Our board of directors has established a compensation committee, which is comprised of two independent directors, namely Messrs. Lindberg and Morales. The principal responsibilities of the compensation committee are to:

•	evaluate the performance and approve the compensation of our Chief Executive Officer and other executive officers;

•	prepare an annual report on executive compensation for inclusion in our proxy statement; and

•	oversee our compensation and benefit plans for key employees and non-employee directors.
      The compensation committee reviews and approves corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and establishes his or her compensation levels based on its evaluation.
      This committee is also responsible for administration of our Equity Incentive Plan, pursuant to which certain key employees and non-employee directors are given the opportunity to acquire or increase their ownership in us, and our Annual Incentive Compensation Plan, which provides an incentive compensation system for our key employees that promotes and rewards the maximization of shareholder value over the long term through the establishment of objectives deemed by this committee to be in our best interests.
      The specific functions and responsibilities of the compensation committee will be set forth in its charter.
Nominating and Corporate Governance Committee
      Our board of directors has established a nominating and corporate governance committee, which, upon the completion of this offering, will be comprised of three independent directors, namely Messrs. Lindberg, Otten and Sarafa. The principal functions of the nominating and corporate governance committee are to:

•	identify, consider and recommend to the board qualified director nominees for election at our annual meeting;

•	review and make recommendations on matters involving general operation of the board and its committees, and recommend to the board nominees for each committee of the board; and

•	develop and recommend to the board the adoption and appropriate revision of our corporate governance practices.
      The specific functions and responsibilities of the nominating and corporate governance committee will be set forth in its charter.
Finance Committee
      Our board of directors has established a finance committee, which, upon the completion of this offering, will be comprised of three directors, a majority of whom shall be independent. The initial members of the Finance Committee will be Messrs. Lindberg, Moon and Otten. The principal functions of the finance committee are to:

•	review and monitor our capital structure policies, long and short-term debt levels, dividend policy, issuance of securities, exposure to fluctuations in interest rates, share repurchase programs and other financial matters deemed appropriate by the board;

•	approve terms of sales of our securities when the board does not exercise those powers;

•	review our financial forecasts, operations and maintenance and capital budgets;

•	review our employee savings plans;

•	review our corporate insurance coverage; and

•	report regularly to the board concerning the committee’s activities.
      The specific functions and responsibilities of the finance committee will be set forth in its charter.
Director Compensation
      Prior to the offering, each non-employee director received a fee of $1,000 for each board meeting and committee meeting attended. After the completion of this offering, each non-employee member of our board of directors will receive an annual retainer fee of $12,000 and additional fees of $1,000 for each board meeting and committee meeting attended. Each committee chair will receive an additional fee of $500 for each committee meeting attended. Directors who are also our employees will receive no compensation for serving as directors. Directors will receive reimbursement for their reasonable travel and lodging expenses if they do not live in the area where the meeting is held, up to a maximum of $1,500 per director per meeting. As described below, non-employee directors are also entitled to receive grants of shares of restricted stock pursuant to our Equity Incentive Plan.
Executive Compensation
      The following table sets forth certain information regarding compensation paid for services rendered to us during 2004 by our Chief Executive Officer and our four other highest paid executive officers.

		Annual Compensation(1)
				All Other
Name and Principal Position	Year	Salary	Bonus(2)	Compensation(3)

James G. Petcoff	2004	$635,000	$750,000	$12,370
Chief Executive Officer, President and Chairman of the Board of Directors
B. Matthew Petcoff	2004	367,500	350,000	13,883
Chief Operating Officer and Executive Vice President
John H. Berry	2004	163,333	30,000	17,200
Chief Financial Officer and Treasurer
Bradford T. Lyons	2004	168,000	60,000	11,014
Senior Vice President — Underwriting
L. Matthew MacLean	2004	159,333	75,000	20,200
Senior Vice President — Claims

(1)	Excludes the total amount of perquisites or personal benefits paid to any executive officer during 2004, which was less than $50,000 or 10% of the executive’s salary and bonus for the year, the minimum under Securities and Exchange Commission rules an executive must have received before any amount is required to be shown in this table.

(2)	Figures include certain bonus amounts earned in 2004 that were paid in 2005.

(3)	Figures represent employer matching contributions under our 401(k) plan and automobile allowances.
      The compensation reflected in the table above was set by the compensation committee of North Pointe Financial, the entity that has historically employed all of our personnel. That committee established compensation levels by evaluating employee performance, reviewing supervisor recommendations and comparing compensation levels with other industry peers. Upon completion of this offering, our compensation committee described above will assume this function with respect to our Chief Executive Officer and our other senior managers.
Employment Agreement with Executive Officers
      We have entered into separate employment agreements with our Chief Executive Officer, James G. Petcoff, and our Chief Operating Officer, B. Matthew Petcoff. Each of these agreements was executed in June

2005 for an initial term of five years, subject to automatic one-year extensions unless either party provides written notice of termination at least 90 days prior to the expiration of any term. Under these agreements, we currently pay base salaries of $750,000 to James G. Petcoff and $367,000 to B. Matthew Petcoff, subject to annual adjustment. Each of these executive officers also may receive additional amounts as participants in our Equity Incentive Plan, and otherwise as bonus, incentive or equity compensation as our compensation committee may determine in accordance with our regular compensation practices. These officers also are entitled to receive other standard employee benefits and certain perquisites, including a car allowance and social or country club fees and dues.
      These employment agreements provide that, for a period of 24 months following the termination of employment, each of James G. Petcoff and B. Matthew Petcoff may not compete with us or solicit our employees or customers. Further, each of the agreements provides that, during and after the term of employment, the executive officer will not disclose or improperly use confidential information relating to our business.
      If we terminate the employment of either James G. Petcoff or B. Matthew Petcoff without cause as defined in the applicable agreement, or if the executive officer terminates his employment for good reason following a change in control, as those terms are defined in the applicable agreement, the executive officer will be entitled to receive the greater of (i) his base salary for the remainder of the contract term or (ii) an amount equal to three times the sum of his current base salary, plus 50% of the cash bonus paid or due the executive for the last fiscal year. If we terminate the employment of either James G. Petcoff or B. Matthew Petcoff for cause, as defined in the applicable agreement, or if the executive officer resigns, the executive officer will be entitled to receive accrued compensation. If either James G. Petcoff or B. Matthew Petcoff terminates his employment with us for cause, as defined in the applicable agreement, he will be entitled to his base salary for the remainder of the contract term, plus an amount equal to three times his cash bonus for the previous calendar year. If either James G. Petcoff or B. Matthew Petcoff dies or becomes disabled, as defined in the applicable agreement, the executive (or his estate or personal representative) will be entitled to receive his monthly base salary, less any disability payments from insurance for which we have paid the premiums, until the earlier to occur of the end of the contract term or the executive reaching the age of 70, plus an amount equal to three times his cash bonus for the previous calendar year.
401(k) Plan
      We have established a retirement savings plan under section 401(k) of the Internal Revenue Code to cover our eligible employees. Eligible employees electing to participate in our 401(k) plan may defer from one to 15% of their compensation on a pre-tax basis, subject to statutory limits, by making contributions to the plan. Employees become eligible to participate in our 401(k) plan after three months of service, after which we may match 100% of eligible employees’ contributions up to first 4.0% of their compensation. All amounts contributed by eligible employees and the earnings on these amounts are fully vested as soon as an eligible employee begins participation in the 401(k) plan. Our matching contributions and earnings on those amounts are fully vested after an employee has been employed three years. We expensed $396,000 and $329,000 in contributions to the 401(k) plan in 2004 and 2003, respectively. We expensed $220,000 in contributions to the 401(k) plan from July 1, 2002 to December 31, 2002.
Equity Incentive Plan
      In connection with this offering, on June 10, 2005 our board of directors adopted, and on July 8, 2005, our shareholders approved, the Equity Incentive Plan, or Plan, to enable us to attract, retain and motivate our key employees and directors through equity-based compensatory awards including restricted stock awards, performance shares, stock options and stock appreciation rights.

Shares Reserved
      The maximum number of shares of common stock reserved for issuance under the Plan is 10% of the then-current number of shares of common stock issued and outstanding. These shares may be awarded in the form of restricted stock, performance shares, stock options and stock appreciation rights, apportioned as deemed appropriate by the compensation committee of our board of directors.

Limitations on Awards
      During any calendar year, key employees are limited in the number of grants they may receive under the Plan. No key employee may receive options for more than 200,000 shares, stock appreciation rights with respect to more than 200,000 shares, more than 200,000 shares of restricted stock and/or an award for more than 200,000 performance shares.

Administration
      The Plan will be administered by the compensation committee of our board of directors, which must be comprised solely of members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and non-employee directors within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. The Plan provides that the compensation committee has the authority to, among other things, select plan participants, determine the type and amount of awards, determine when the awards will be granted, determine award terms, fix all other conditions of any awards, interpret the Plan and any plan awards, and delegate certain of its authority and duties.

Eligibility
      Our key employees and those of our affiliates and members of our board of directors who are not our employees or employees of our affiliates may participate in the Plan.

Restricted Stock Award
      The Plan also provides for awards of restricted stock to both key employees and to our non-employee directors, entitling the recipients to acquire or receive shares of our common stock that are subject to those vesting, transferability, forfeiture, repurchase and other conditions as the committee may determine.
      Restricted stock awards to key employees. The maximum number of shares of restricted stock awards that may be granted to key employees under the Plan is 500,000. Restricted shares granted to key employees are subject to restrictions as determined by the committee (including limitation on voting rights and the right to receive dividends). The committee will also determine whether any dividends paid with respect to the restricted shares will be held in escrow or otherwise deferred. The restricted shares will be evidenced as determined by the committee and may themselves be held in escrow pending the lapse of all restrictions. Any stock certificates issued with respect to restricted shares will contain legends describing the restrictions on the stock. At the end of the restriction period, stock certificates without restrictive legends will be delivered to the key employees, or, if stock certificates with legends were previously issued, the legends on these certificates will be removed. If a key employee’s employment terminates for any reason during the restriction period, all shares of restricted stock still subject to restriction will be forfeited by the employee, unless the committee determines that it is in our best interest to waive the restrictions. Upon the completion of this offering, L. Matthew MacLean will be granted an award of 2,500 shares of restricted stock, which shares will vest in equal 20% installments on each anniversary of the grant date, commencing with the first anniversary thereof.
      Restricted stock awards to non-employee directors. Non-employee directors will automatically be granted a number of shares of restricted stock equal to the lesser of (i) 1,000 shares and (ii) the number of shares determined by dividing $15,000 by the fair market value of a share on the date of grant, on the day following the annual meeting of the shareholders, except those non-employee directors who are newly elected at a shareholders meeting will not be eligible to receive restricted stock until the day following the next annual meeting of the shareholders.

Performance Shares
      The Plan provides that we may grant up to 500,000 performance shares to our key employees, subject to amendment by the committee as set forth in the Plan. Performance shares entitle the recipient to acquire shares of our common stock upon the attainment of specified performance goals as described in the Plan. The committee may determine in its discretion the specific performance goals applicable under each performance share award, the periods during which performance is to be measured and all other limitations and conditions applicable to the award. The committee may alter performance goals, subject to shareholder approval, to qualify the performance shares for the performance-based exception contained in Section 162(m) of the Internal Revenue Code. The committee may also grant performance shares that do not meet this performance-based exception. Following the end of the performance period, if the performance goals have been met, certificates representing the number of shares equal to the performance shares payable shall be delivered to the key employee.

Stock Options
      Key employees may be granted stock options under the Plan that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, or stock options that are not intended to so qualify. Under the Plan, we may grant incentive stock options for no more than 500,000 shares. The compensation committee may fix the term and vesting schedule of each stock option, but no incentive stock option will be exercisable more than 10 years after the date of grant. The exercise price of each incentive stock option must not be less than 100% of the fair market value of our common stock on the grant date. The exercise price of each stock option granted under the Plan will be paid in the form(s) specified by the committee, and may be made in a single payment, in installments, or on a deferred basis, as prescribed by the committee. Stock options are not transferable except by will or the laws of descent and distribution.
      Upon the completion of this offering, non-qualified options to purchase 402,500 shares of common stock at the initial public offering price will be granted to certain of our key employees. Of this amount, options to purchase 280,000 shares will be granted to our executive officers as follows: James G. Petcoff, 100,000 shares; B. Matthew Petcoff, 50,000 shares; Bradford T. Lyons, 35,000 shares; L. Matthew MacLean, 30,000 shares; John H. Berry, 25,000 shares; Brian J. Roney, 25,000 shares; and Harold J. Meloche, 15,000 shares. All of such options expire on the tenth anniversary of the date of grant and will become exercisable in equal 20% installments on each anniversary of the grant date, commencing with the first anniversary thereof.

Stock Appreciation Rights
      Stock appreciation rights entitle key employees to receive upon exercise an amount equal to the number of shares of common stock subject to the award multiplied by the excess of the fair market value of a share of common stock at the time of exercise over the grant price per share. A stock appreciation right may be granted by the committee at any time, will become exercisable as determined by the committee and must have an exercise price of at least 100% of the fair market value of a share of common stock on the grant date. Stock appreciation rights may be settled in cash, shares of stock, other securities, other awards, other property, or any combination of the foregoing, as determined by the committee.

Amendment and Termination
      At any time, the board may amend the Plan, subject to shareholder approval for certain amendments, including increasing the shares that may be awarded under the plan and expanding the persons who may participate in the plan. The committee may amend any outstanding award in accordance with the Plan. The board may suspend or terminate the Plan at any time; however, termination will not affect the participants’ rights with respect to awards previously granted to them, and unexpired awards will continue in full force until they lapse by their own terms.
Annual Incentive Compensation Plan
      On June 10, 2005, the compensation committee of our board of directors adopted and approved the Annual Incentive Compensation Plan, or the Incentive Plan, to provide an incentive compensation system for our key employees that promotes and rewards the maximization of shareholder value over the long term through the establishment of objectives which are deemed by the compensation committee to be in our best interests. The Incentive Plan is intended to provide for the payment of amounts that qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code in order that such amounts paid to certain executive officers will not fail to be deductible by us for federal income tax purposes.

Awards
      Under the Incentive Plan, the compensation committee will select the key employees who will become participants prior to the commencement of each year (or such later date as may be permitted under Section 162(m)). The committee can also select an employee to become a participant mid-year if an employee is hired or promoted after the first day of the year. In addition, in 2005, the committee can select participants at any time.
      The committee will fix a target cash award for each participant at the same time that it selects the eligible employee participants, provided that no participant may receive a payment under the Incentive Plan in any fiscal year of the company of more than $5.0 million. A participant’s target cash award may be specified as a percentage of compensation, a fixed dollar amount or in any other manner the committee determines. Compensation generally means the participant’s annualized base salary as of the end of the performance period. The committee may, at the time it grants an award, include or exclude types of compensation for purposes of determining a participant’s target award.
      The committee also determines, with respect to each participant, the performance category or categories that will be applied to determine the size of the participant’s final performance award and the performance period over which those categories will be determined. The Incentive Plan specifies that the committee may use any one or more of the financial performance categories set forth in the Incentive Plan for any one or more participants. In addition to the financial performance categories, the committee may establish other performance measures for awards not intended to comply with Section 162(m), including individual performance measures and subjective performance targets.
      The Incentive Plan does not specify target performance for the performance categories. Rather, as to each performance category that the committee selects as the basis for potential awards, the committee also establishes the specific target(s) that must be met with respect to such category. The target(s) may be established as a linear scale, a step scale, a change (increase or decrease) over a period of time, measures in the alternative, or any other type of function or form of measurement that the committee determines. The committee must select the manner of measuring the target so that, at the end of the performance period, a performance percentage may be objectively calculated for any given level of actual performance within that category during the performance period.
      Following the end of the performance period for an award, the committee will calculate the performance award amount for the participant. The committee must approve the calculations and may, in its sole discretion, upon the recommendation of our President, increase (unless the participant is subject to Section 162(m)) or reduce the amount of the formula cash award by up to 25%. The maximum performance award, less any reduction determined by the committee, equals the final performance award payable to such participant for the applicable performance period.
      In general, the participant must be employed on the last day of the performance period to receive his or her cash award. If, however, the participant is terminated from employment for cause or the committee determines that the participant engaged in conduct adverse to us after the end of the performance period but prior to payment of the award, no amount will be paid to the participant. In addition, the committee may authorize a payment in the event the participant is not employed on the last day of the performance period as a result of death, total and permanent disability or retirement.

Administration
      The Incentive Plan will be administered by the compensation committee of our board of directors, which must be comprised solely of members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and non-employee directors within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. The Incentive Plan provides that the compensation committee has the authority to, among other things, select plan participants, determine the type and amount of awards, determine when the awards will be granted, determine award terms, fix all other conditions of any awards, interpret the Plan and any plan awards, and delegate certain of its authority and duties.

Eligibility
      Key employees of ours and our affiliates are eligible to participate in the Plan.

Amendment and Termination
      At any time, the compensation committee may amend the Incentive Plan, subject to shareholder approval for certain amendments, including increasing the maximum amount of compensation payable to a participant for any year, expanding the persons who may participate in the Incentive Plan, and expanding the performance goals that may be selected for participants who are subject to the provisions of Section 162(m) of the Internal Revenue Code. The committee may amend any outstanding award in accordance with the Incentive Plan. The committee may also suspend or terminate the Incentive Plan at any time. No amendment, suspension or termination, however, may reduce the participants’ rights to any payments accrued under the Incentive Plan.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves, or has served, as a director or member of the compensation committee, or of any other committee serving an equivalent function, of any entity for which one of our directors serves as an executive officer.
SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by:

•	each of our directors and director nominees;

•	each of our executive officers;

•	all of our directors, director nominees and executive officers as a group; and

•	each person or entity known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.
      Under Securities and Exchange Commission rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise noted, we believe that each of the shareholders listed below has sole voting and investment power over the shares beneficially owned. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.
      We have based our calculation of the percentage of beneficial ownership on 4,889,187 shares of common stock outstanding on August 31, 2005 and 8,889,187 shares of common stock outstanding upon the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of restricted stock held by that person that will vest within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Percentage of Shares
		Beneficially Owned

Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering(1)

James G. Petcoff(2)	2,852,640	58.3%	32.1%
B. Matthew Petcoff(2)	424,500	8.7	4.8
John H. Berry(3)	21,225	*	*
Bradford T. Lyons	21,225	*	*
Brian J. Roney	169,800	3.5	1.9
L. Matthew MacLean	3,192	*	*
Harold J. Meloche	16,980	*	*
Richard J. Lindberg	—	—	—
Joon S. Moon(4)	424,500	8.7	4.8
Jorge J. Morales	—	—	—
R. Jamison Williams, Jr.(5)	127,350	2.6	1.4
Julius A. Otten	—	—	—
Joseph A. Sarafa	42,450	*	*
All directors, director nominees and executive officers as a group (12 persons)	4,103,862	83.9	46.2

*	Represents less than 1%

(1)	Does not take into account shares that may be sold by us in the event the underwriters’ over-allotment option is exercised and does not reflect options to purchase 280,000 shares that will be granted to our executive officers upon the completion of this offering.

(2)	The business address of each of James G. Petcoff and B. Matthew Petcoff is 28819 Franklin Road, Southfield, Michigan 48034.

(3)	Mr. Berry holds his shares jointly with his spouse.

(4)	The business address of Mr. Moon is 500 East Broadway, Suite 510, Vancouver, Washington 98660.

(5)	Held by the Richard Jamison Williams, Jr. Revocable Trust dated December 7, 2001, for which Mr. Williams serves as trustee.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Ownership of Our Building
      Northwestern Zodiac Limited Partnership owned the land and office building where our home office is located. In February 2005, North Pointe Financial agreed to purchase 100% of the limited and general partnership interests in Northwestern Zodiac for $1.5 million, plus the assumption of outstanding mortgage debt of $2.5 million. North Pointe Financial completed this transaction on August 18, 2005, as a result of which Northwestern Zodiac Limited Partnership ceased to exist as a separate entity. Prior to such transaction, Petcoff Financial Services, L.L.C. owned a 40% limited partnership interest in Northwestern Zodiac. The members of Petcoff Financial Services are our Chief Executive Officer, James G. Petcoff, and his spouse. Petcoff Financial Services had been a limited partner of Northwestern Zodiac since 2001, when it bought the limited partnership interests of (i) another entity controlled by James G. Petcoff and (ii) two unrelated persons. We believe that the terms of this transaction were no less favorable to us than could be obtained from an unaffiliated third party.
      Since 2001, Northwestern Zodiac made distributions to Petcoff Financial Services in the aggregate amount of $152,000. Our North Pointe Financial subsidiary leased space in our home office building since it was built in 1989. Prior to August 18, 2005, North Pointe Financial leased the entire building pursuant to a lease dated January 11, 1996, as amended on January 11, 2001 and April 3, 2003. The lease provided for a fixed monthly rent of approximately $56,000, or approximately $1.95 per square foot, plus allocable portions of operating expenses, insurance and taxes. North Pointe Financial paid Northwestern Zodiac $729,000, $707,000 and $658,000 during 2004, 2003 and 2002, respectively. North Pointe Financial leases a portion of this office space to its affiliates, including North Pointe Insurance. We believe that the terms of this lease are no less favorable to us than could have been obtained from a lessor unaffiliated with us.
Management of Our Building
      Under the terms of the foregoing lease between North Pointe Financial and Northwestern Zodiac, Northwestern Zodiac must provide for the management of our headquarters’ premises. Northwestern Zodiac has contracted with Financial Corporation of America, or FCA, to manage our home office building since 1989. B. Matthew Petcoff, our Chief Operating Officer, is FCA’s sole shareholder. Northwestern Zodiac paid FCA $35,000 in management fees in each of 2004, 2003 and 2002. B. Matthew Petcoff receives no compensation from FCA, but does receive distributions as its sole shareholder. We believe that the terms of this arrangement are no less favorable to us than could have been obtained from a management company unaffiliated with us.
LVM Company
      Lawrence V. MacLean, a director of North Pointe Financial and of North Pointe Insurance, is the President and sole shareholder of LVM Company, or LVM, which has provided North Pointe Insurance with adjusting and investigatory services since 1987. Mr. MacLean also serves as director of claims for North Pointe Insurance on an independent contractor basis, providing claims management, adjusting and investigation services, and reserve estimating advice.
      We provide an office for Mr. MacLean. LVM was paid $160,000, $183,000 and $180,000 for 2004, 2003 and 2002, respectively. Mr. MacLean spends approximately 90% of his working time on our matters. He is the father of L. Matthew MacLean, North Pointe Insurance’s Vice President of Claims. We believe that the services provided by LVM are on terms that are no less favorable to us than could be obtained from a firm unaffiliated with us.
Williams, Williams, Ruby and Plunkett, PC
      R. Jamison Williams, Jr., one of our directors, is a shareholder and Vice President and a director of Williams, Williams, Ruby and Plunkett, PC, a law firm that has provided legal services to us in the past, but which we do not believe will provide legal services to us in the future. We last paid this firm legal fees in March 29, 2004, in connection with legal services rendered in that year. The fees we paid to Williams, Williams, Ruby and Plunkett, PC from 2002 through 2004 did not exceed 5% of the firm’s gross revenues for any fiscal year. We paid this firm $5,000, $7,000 and $50,000 in 2004, 2003 and 2002, respectively. We believe that the services provided by Williams, Williams, Ruby and Plunkett, PC, are on terms that are no less favorable to us than could be obtained from a firm unaffiliated with us.
Investment Services
      From December 2002 through February 2005, Joon S. Moon, one of our directors, was paid $5,000 per month for monitoring and evaluating our investments and the investment advisory services provided to us by third parties. Effective February 2005, this arrangement was terminated. We paid Mr. Moon $65,000, $55,000 and $5,000 for such services in 2004, 2003 and 2002, respectively. We cannot conclude that the services provided to us by Mr. Moon were on terms no less favorable to us than could be obtained from a third party unaffiliated with us.
Guaranty Fees
      James G. Petcoff, our Chief Executive Officer, and B. Matthew Petcoff, our Chief Operating Officer, guarantee a portion of our obligations under our senior credit facility. For such guarantees, we paid James G.

Petcoff $131,000, $131,000 and $65,000 in 2004, 2003 and 2002, respectively, and B. Matthew Petcoff $20,000, $20,000 and $10,000 in 2004, 2003 and 2002, respectively. Upon the completion of the offering and the repayment of our obligations under the senior credit facility, these guarantees will be terminated, and neither James G. Petcoff nor B. Matthew Petcoff will be entitled to any further payments with respect thereto.
BCICI Transactions
      In September 2004, we sold our renewal rights to approximately 100 liquor liability insurance policies to Bowling Center Insurance Company, Inc., a Michigan insurance company (“BCICI”). The sales price for the renewal rights was $285,000. We entered into mutual non-compete agreements with BCICI in connection with such transaction. We also have a management services agreement with BCICI pursuant to which we provide all of its accounting, premium collections, and claims adjusting and processing. We recorded revenues from management services provided to BCICI of $60,000, $57,000 and $40,000 in 2004, 2003 and 2002, respectively. James G. Petcoff, our Chairman, President and Chief Executive Officer, and B. Matthew Petcoff, our Executive Vice President and Chief Operating Officer, collectively own a less than five percent equity interest in BCICI. We believe that the terms of these arrangements are no less favorable to us than could have been obtained from an unaffiliated third party.
Sales of Common Stock
      On March 31, 2004, we issued and sold 3,192 shares of common stock for an aggregate of $15,000 to a trust controlled by L. Matthew MacLean, our Senior Vice President-Claims. On January 1, 2003, we issued and sold 84,900 shares of common stock for an aggregate of $150,000 to Brian J. Roney, our Senior Vice President-Finance. In both instances, management determined that the shares of common stock were sold at fair value, resulting in no charge to employee compensation expense.
DESCRIPTION OF CAPITAL STOCK
      Upon completion of this offering, our authorized capital stock will consist of 50 million shares of common stock, no par value per share, and five million shares of preferred stock, no par value per share. Immediately after the sale of the shares of common stock in this offering, we will have 8,889,187 shares of common stock outstanding. The following description of the terms of our capital stock is a summary and is qualified in its entirety by the provisions of our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws and by provisions of Michigan and other applicable state law.
Common Stock
      The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of legally available funds, subject to the prior rights or preferences applicable to any preferred stock then outstanding. Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the prior rights or preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that now exists or that may be designated in the future.

Preferred Stock
      Our Second Amended and Restated Articles of Incorporation grant our board of directors the authority, without further action by our shareholders, to establish and provide for the issuance from time to time of one or more series of preferred stock. Our board of directors will have the power to determine, with respect to any series of preferred stock, the number and designation of shares, the powers, preferences and rights, and the qualifications, limitations or restrictions of the series, including without limitation the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms (including sinking fund provisions), liquidation preferences and other matters. The issuance of preferred stock could decrease earnings and assets available for distribution to common shareholders or adversely affect their rights and powers, including voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. As of the date of this prospectus, while preferred stock is authorized, no series of preferred stock is designated, no shares of preferred stock are issued or outstanding, and our board of directors currently has no plans, agreements or understandings to authorize or issue any shares of preferred stock.
Anti-Takeover Effects of Governing Instruments and State Law
      Our Second Amended and Restated Articles of Incorporation, our Second Amended and Restated Bylaws and state law all contain provisions that may restrict the ability of a third party to acquire control of us.

Business Combination Provisions of Michigan Law
      Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of us.
      Under Chapter 7A, entitled Business Combinations with Interested Shareholders, business combinations between us or our subsidiaries and an interested shareholder can only be consummated if approved by at least 90% of the votes of each class of our shares entitled to vote and by at least two-thirds of those voting shares not held by the interested shareholder or its affiliates, unless five years have lapsed after the person involved became an interested shareholder and unless certain price and other conditions are satisfied. Business combinations are defined to include, among other transactions, our merger, disposition of assets or shares, dissolution or liquidation, reclassification of securities and recapitalization. An interested shareholder is defined as the direct or indirect beneficial owner of at least 10% of the voting power of our outstanding shares. Under Michigan law, our board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.
      Under Chapter 7B, entitled Control Share Acquisitions, an entity that acquires control shares of a company generally may vote those control shares on any matter only if a majority of all shares, and of all non-interested shares of each class of shares entitled to vote as a class, approves those voting rights. Interested shares are shares owned by our officers or employee-directors and by the entity making the control share acquisition. Control shares are shares that, when added to shares already owned by an entity, would give that entity voting power in the election of directors over any of three thresholds: one-fifth, one-third or a majority. The statute’s effect is to condition the acquisition of voting control over us on the approval of a majority of our pre-existing disinterested shareholders. Our board of directors may amend our Second Amended and Restated Bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to us. In addition, certain provisions in our Second Amended and Restated Bylaws could have the effect of delaying, deferring or preventing changes in control.

Second Amended and Restated Articles of Incorporation and Bylaws
      Our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws include a number of provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered board of directors, an advance notice requirement for director nominations and actions to be taken at annual meetings of shareholders, the inability of the shareholders to call a special meeting of the shareholders, the requirement for approval by two-thirds of the voting power of all shares entitled to vote to amend the Second Amended and Restated Bylaws, removal of a director only for cause and the availability of authorized but unissued blank check preferred stock.

State Insurance Laws
      Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurance company is domiciled. We currently own insurance companies domiciled in Michigan and Florida, and a captive reinsurance company domiciled in the District of Columbia, and the insurance departments of these jurisdictions would have to approve any change in control. Prior to granting approval of an application to acquire control of an insurance company, the applicable insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurance company. Michigan is a 10% threshold state. Florida insurance law provides that 5% is the threshold for determining control. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance commissioner of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance commissioner to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company, if certain conditions, such as undue market concentration, exist. These approval requirements may deter, delay or prevent transactions that shareholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is SunTrust Bank.
SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Since a large number of shares will be restricted from sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
      Upon completion of this offering, we will have outstanding 8,889,187 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by affiliates, as defined in Rule 144 under the Securities Act. The remaining 4,889,187 shares of outstanding common stock are restricted securities, as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if exempt from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, as described below.
      Beginning 180 days after the date of this prospectus, 4,889,187 restricted shares subject to lock-up agreements between the underwriters and our executive officers, directors, as well as our existing shareholders, will become eligible for sale in the public market under Rules 144, 144(k) or 701, as described below.
      The lock-up agreements provide that our executive officers and directors, as well as our existing shareholders, will not, directly or indirectly, sell or otherwise dispose of any shares of common stock without the prior written consent of SunTrust Capital Markets, Inc., on behalf of the underwriters, for a period of 180 days from the date of this prospectus, subject to extension pursuant to the terms of the agreement and to limited exceptions to the lock-up agreements which will be in effect following this offering. Although SunTrust Capital Markets, Inc., acting on behalf of the underwriters, may release all or any portion of the securities subject to such lock-up agreements without notice, we have been advised by SunTrust Capital Markets, Inc. that it has no current intentions of releasing shares subject to the lock-up agreements.
      Under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the outstanding shares of our common stock then outstanding, which will equal approximately 88,900 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
      Shares properly sold in reliance on Rule 144 to persons who are not affiliates of ours become freely tradable without restriction or registration under federal securities laws.
      Under Rule 144(k), a person who was not an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

UNDERWRITING
      Subject to the terms and conditions of an underwriting agreement among us and each of the underwriters named below, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock indicated in the following table.

Number of
Underwriters	Shares

SunTrust Capital Markets, Inc.	1,900,000
William Blair & Company, L.L.C.	950,000
Sandler O’Neill & Partners, L.P.	950,000
Cochran, Caronia & Co.	40,000
A.G. Edwards & Sons, Incorporated	40,000
Ferris, Baker Watts, Incorporated	40,000
Keybanc Capital Markets, A Division of McDonald Investments, Inc.	40,000
Raymond James & Associates, Inc.	40,000
Total	4,000,000
      The underwriters have advised us that they propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.49 per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $0.10 per share to other brokers and dealers.
      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares of our common stock.
      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.
      The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
      Prior to this offering, we had no relationship with any of the underwriters and have paid no fees or expenses to any of them. The underwriters and their affiliates may in the future engage in investment banking, commercial banking, financial advisory services or other commercial dealings with us in the ordinary course of business, for which they will receive customary fees and commissions.

Underwriting Discount and Expenses
      The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Per Share	Total

Public offering price	$12.00	$48,000,000
Underwriting discounts and commissions	$0.84	$3,360,000
Proceeds to our company	$11.16	$44,640,000
      We will pay all expenses of the offering that we incur. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $2.3 million. This estimate includes expenses of the underwriters that we have agreed to reimburse.
Over-allotment Option
      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of our common stock approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.
Indemnification
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect of any of these liabilities.
Stabilization, Short Positions and Penalty Bids
      The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Directed Share Program
      At our request, the underwriters have reserved up to 5% of the shares of common stock for sale in this offering at the initial public offering price to our directors, officers, employees and friends. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares that are not purchased may be reallocated to other directors, officers, employees and friends or offered to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against some liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the reserved shares.
Pricing of the Offering
      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the underwriters. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	the present stage of our development;

•	the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential and earnings prospects.
      There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.
Lock-up Agreements
      Subject to certain limited exceptions, we have agreed, except with regard to the shares offered hereby, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days (subject to extension pursuant to the terms of the agreement) after the date of this prospectus, without the prior written consent of SunTrust Capital Markets, Inc. In addition, all of our executive officers and directors, as well as our existing shareholders, have agreed not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of our common stock for a period of 180 days after the date of this prospectus, other than as a bona fide gift, without the prior written consent of SunTrust Capital Markets, Inc. This consent may be given at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us or any of the above parties releasing us or them from these lock-up agreements prior to the expiration of the 180 day period.
Listing on the Nasdaq National Market
      Our common stock has been included for listing on the Nasdaq National Market under the symbol “NPTE.”
      One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos.
LEGAL MATTERS
      Foley & Lardner LLP, Detroit, Michigan, will pass on the validity of the shares of common stock we are offering. Sidley Austin Brown & Wood LLP, Chicago, Illinois, will pass on certain legal matters related to the offering for the underwriters.
EXPERTS
      The consolidated financial statements as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2004 and 2003 and the period from June 26 through December 31, 2002, and the combined financial statements as of June 25, 2002 and December 31, 2001 and for the period and year then ended, respectively, included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, our independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of each actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.
      You can read our Securities and Exchange Commission filings, including the registration statement, on the internet at the Securities and Exchange Commission web site at http://www.sec.gov. You can also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page

North Pointe Holdings Corporation and Subsidiaries Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 2005 (unaudited) and December 31, 2004	F-2
Unaudited Consolidated Statements of Income for the Six Months Ended June 30, 2005 and 2004	F-3
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Six Months Ended June 30, 2005 and 2004	F-4
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2005 and 2004	F-5
Notes to Unaudited Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-8
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-9
Consolidated Statements of Income for the Years Ended December 31, 2004 and 2003 and for the Period from June 26, 2002 through December 31, 2002	F-10
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2004 and 2003 and for the Period from June 26, 2002 through December 31, 2002	F-11
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2003 and for the Period from June 26, 2002 through December 31, 2002	F-12
Notes to Consolidated Financial Statements	F-13

North Pointe Companies Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-38
Combined Balance Sheets as of June 25, 2002 and December 31, 2001	F-39
Combined Statements of Income for the Period Ended June 25, 2002 and for the Year Ended December 31, 2001	F-40
Combined Statements of Shareholder’s Equity and Comprehensive Income for the Period Ended June 25, 2002 and for the Year Ended December 31, 2001	F-41
Combined Statements of Cash Flows for the Period Ended June 25, 2002 and for the Year Ended December 31, 2001	F-42
Notes to Combined Financial Statements	F-43

Financial Statement Schedules
Schedule I — Summary of Investments — Other than Investments in Related Parties	S-1
Schedule II — Condensed Financial Information of Registrant	S-2
Schedule III — Supplementary Insurance Information	S-7
Schedule IV — Reinsurance	S-11
Schedule VI — Supplemental Information Concerning Property — Casualty Insurance Operations	S-12

North Pointe Holdings Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 2005 (Unaudited) and December 31, 2004

	2005	2004

	(In thousands of dollars,
	except share data)
	(unaudited)
ASSETS
Investments
Debt securities, available for sale, at fair value	$104,528	$76,068
Common stocks, at fair value	9,455	9,280

Total investments	113,983	85,348

Cash and cash equivalents	16,958	29,678
Restricted cash	3,356	200
Accrued investment income	830	575
Premiums and agent balances receivable, net	18,977	18,818
Reinsurance recoverable on
Paid losses	6,753	8,214
Unpaid losses	26,609	36,544
Prepaid reinsurance premiums	6,849	5,551
Deferred policy acquisition costs	11,066	9,793
Deferred federal income taxes	5,824	5,865
Prepaid expenses and other assets	6,357	4,493

Total assets	$217,562	$205,079

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Liabilities
Losses and loss adjustment expenses	$86,523	$96,561
Unearned premiums	56,077	42,251
Bank debt	22,706	20,062
Amounts due to reinsurers	688	1,221
Accounts payable and accrued expenses	5,329	5,551
Premiums in advance	1,513	2,327
Federal income tax payable	1,768	1,332
Other liabilities	1,755	1,082

Total liabilities	176,359	170,387

Commitments and Contingencies
Redeemable cumulative convertible preferred stock, no par value; 60,000 shares authorized; 0 shares issued and outstanding in 2005 and 2004	—	—

Shareholders’ equity
Common stock, no par value; 10,000,000 shares authorized; 4,889,187 shares issued and outstanding in 2005 and 2004	5,880	5,880
Retained earnings	34,938	28,803
Accumulated other comprehensive income
Net unrealized gains on investments, net of deferred federal income tax expense of $197 and $3, respectively	385	9

Total shareholders’ equity	41,203	34,692

Total liabilities and shareholders’ equity	$217,562	$205,079

The accompanying notes are an integral part of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Unaudited Consolidated Statements of Income
For the Six Months Ended June 30, 2005 and 2004

	2005	2004

	(In thousands of dollars,
	except share data)
Revenues
Direct premiums written	$67,635	$47,790
Assumed premiums written	623	1,338
Premiums ceded	(8,694)	(7,062)

Net premiums written	59,564	42,066
Increase in net unearned premiums	(14,372)	(3,708)

Net premiums earned	45,192	38,358
Investment income, net of investment expenses	1,688	1,063
Net realized capital (losses) gains	(229)	63
Installment fees and other income	779	1,211

Total revenues	47,430	40,695

Expenses
Losses and loss adjustment expenses	18,365	18,801
Policy acquisition costs	11,265	9,457
Other underwriting and operating expenses	7,694	6,745
Interest expense	494	286

Total expenses	37,818	35,289

Income before federal income tax expense and extraordinary item	9,612	5,406
Federal income tax expense	3,477	1,846

Income before extraordinary item	6,135	3,560
Extraordinary item	—	2,905

Net income	$6,135	$6,465

Earnings Per Share
Basic
Income before extraordinary item	$1.25	$0.50
Extraordinary item	—	0.55

Net income	$1.25	$1.05

Diluted
Income before extraordinary item	$1.25	$0.50
Extraordinary item	—	0.55

Net income	$1.25	$1.05

Weighted average number of shares
Basic	4,889,187	5,218,757
Diluted	4,889,187	5,218,757
The accompanying notes are an integral of these consolidated financial statements.

North Point Holding Corporation and Subsidiaries
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income
For the Six Months Ended June 30, 2005 and June 30, 2004

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income	Total

	(In thousands of dollars)
Balances, January 1, 2004	$6,185	$19,538	$370	$26,093
Issuance of stock	95			95
Purchase and retirement of common stock	(400)	(1,200)		(1,600)
Purchase and retirement of preferred stock		(888)		(888)
Preferred stock dividends		(80)		(80)
Comprehensive income
Net income		6,465		6,465
Unrealized losses on investments, net of deferred federal income tax benefit of $402			(779)	(779)

Total comprehensive income				5,686

Balances, June 30, 2004	$5,880	$23,835	$(409)	$29,306

Balances, January 1, 2005	$5,880	$28,803	$9	$34,692
Comprehensive income
Net income		6,135		6,135
Unrealized gains on investments, net of deferred federal income tax expense of $194			376	376

Total comprehensive income				6,511

Balances, June 30, 2005	$5,880	$34,938	$385	$41,203

The accompanying notes are an integral part of these consolidated financial statements

North Pointe Holdings Corporation and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2005 and June 30, 2004

	2005	2004

	(In thousands of dollars)
Cash flows from operating activities
Net Income	$6,135	$6,465
Adjustments to reconcile net income to cash provided by operating activities
Extraordinary item	—	(2,905)
Depreciation and amortization	289	239
Net losses (gains) on sales and other dispositions of investments	229	(63)
Deferred federal income tax (benefit) expense	(152)	535
Changes in assets and liabilities:
Restricted cash	(3,156)	1,116
Accrued investment income	(255)	83
Premiums and agents balances receivable, net	(159)	558
Reinsurance recoverable, net	10,863	(1,189)
Prepaid reinsurance premiums	(1,298)	(366)
Deferred policy acquisition costs	(1,273)	(1,423)
Prepaid expenses and other assets	(226)	31
Losses and loss adjustment expenses	(10,038)	2,631
Unearned premiums	13,826	4,075
Premiums in advance	(814)	205
Federal income tax payable	436	(783)
Other liabilities	520	(63)

Net cash provided by operating activities	14,927	9,146

Cash flows from investing activities
Proceeds from maturities of debt securities	3,326	16,909
Proceeds from sales of debt securities	17,555	4,056
Proceeds from sales of equity securities	1,768	564
Purchase of debt securities	(49,450)	(15,138)
Purchase of equity securities	(1,708)	(2,225)
Purchase of subsidiary, net of cash and cash equivalents from subsidiary acquired of $14,376	—	3,256
Purchase of fixed assets	(1,782)	(369)

Net cash (used in) provided by investing activities	(30,291)	7,053

Cash flow from financing activities
Proceeds from issuance of common stock	—	(4,393)
Borrowings from banks	31,778	18,620
Repayment of borrowing from banks	(29,134)	(8,258)
Preferred dividends paid	—	(80)

Net cash provided by financing activities	2,644	5,889

(Decrease) increase in cash and cash equivalents	(12,720)	22,088
Cash and cash equivalents
Beginning of period	29,678	20,621

End of period	$16,958	$42,709

Supplemental cash flow information — cash paid during the period for
Interest	$567	$241
Federal income taxes	3,193	2,100
Supplemental disclosure of noncash investing activities
Liabilities assumed in purchase of subsidiary	—	8,135
The accompanying notes are an integral of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

1.	Basis of Presentation
      North Pointe Holdings Corporation (the “Company”) is a holding company domiciled in the state of Michigan. The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, North Pointe Financial Services, Inc. and subsidiaries (“North Pointe Financial”) and Alliance Surety Holdings, Inc. North Pointe Financial is the sole shareholder of North Pointe Insurance Company (“North Pointe Insurance”), NP Premium Finance Company (“NP Premium”), North Pointe Casualty Insurance Company (“North Pointe Casualty”), Midfield Insurance Company and Home Pointe Insurance Company (“Home Pointe Insurance”).
      All significant intercompany balances have been eliminated for consolidation. The accompanying financial statements have been prepared in conformity with Regulation S-X promulgated by the Securities and Exchange Commission as they apply to interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial data as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods presented.

2.	Outstanding Debt
      On June 28, 2005, the Company amended the term note portion of its senior credit facility to increase the principal amount of the note from $14.8 million to $17.0 million. The principal balance outstanding on the term note as of the amendment date was $11.5 million; accordingly, an additional $5.5 million was borrowed as of such date. The principal amount of the amended term note is required to be paid in equal quarterly installments of $850,000 over a period of five years. Other terms and covenants within the credit facility were substantially unchanged.

3.	Subsidiary Capital Activity
      On June 28, 2005, North Pointe Insurance paid a $3.25 million cash dividend to North Pointe Financial. The cash from the dividend and the increase in the term note were primarily used to fund recently-formed Home Pointe Insurance, wholly owned by North Pointe Financial. The Company contributed $7.5 million of cash to Home Pointe Insurance, which was formed for the purpose of writing future Florida homeowners insurance business.

4.	Subsequent Event
      In July 2005, the Company incurred losses as a result of Hurricane Dennis which crossed over the panhandle of Florida. While loss development is still early the Company does not expect total pre-tax expenses relating to this storm to exceed $3.3 million.

5.	Segment Reporting
      The Company evaluates its operations through three operating segments: commercial lines insurance, personal lines insurance and administrative services.
      The Company evaluates segment profitability based on income before federal income taxes and extraordinary items. Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable.

North Pointe Holdings Corporation and Subsidiaries
Notes to Unaudited Consolidated Financial Statements — (Continued)

	Unaudited
	Six Months Ended
	June 30,

	2005	2004

	(In thousands of dollars)
Revenues
Commercial lines products
Liability	$11,899	$10,274
Property	3,831	3,666
Commercial multi-peril	11,192	9,487
Commercial automobile	3,105	2,600
Other	1,449	1,002

Total commercial lines	31,476	27,029
Personal lines products
Personal automobile	1,386	7,920
Homeowners	12,330	3,409

Total personal lines	13,716	11,329
Administrative services
Affiliated companies	17,247	12,915
Non-affiliated companies	779	1,211

	18,026	14,126
Corporate and eliminations
Investment activity	1,459	1,126
Eliminations	(17,247)	(12,915)

Total revenues	$47,430	$40,695

Income (loss) before federal income taxes and extraordinary item
Commercial lines products
Liability	$514	$1,279
Property	(96)	581
Commercial multi-peril	2,288	2,582
Commercial automobile	(556)	(139)
Other	171	(82)

Total commercial lines	2,321	4,221
Personal lines products
Personal automobile	(473)	(2,100)
Homeowners	2,826	(149)

Total personal lines	2,353	(2,249)
Administrative services	4,258	3,327
Corporate and eliminations
Investment activity	1,459	1,126
Other income (expense), net	(779)	(1,019)

Income before federal income taxes and extraordinary item	$9,612	$5,406

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
North Pointe Holdings Corporation and Subsidiaries
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of North Pointe Holdings Corporation and Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 3, the accompanying 2004 and 2003 financial statements have been restated. The 2004 financial statements have been restated to reflect a change in earnings per share; and the 2003 financial statements have been restated to correct the classification of redeemable preferred stock.
/s/ PricewaterhouseCoopers LLP
Grand Rapids, Michigan
March 21, 2005, except for Notes 3 and 17,
as to which the date is June 10, 2005
and Note 10 as to which the date is September 23, 2005

North Pointe Holdings Corporation and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

	2004	2003

	(In thousands of dollars,
	except share data)
ASSETS
Investments
Debt securities, available for sale, at fair value	$76,068	$71,336
Preferred stocks, available for sale, at fair value	—	1,235
Common stocks, available for sale, at fair value	9,280	4,923

Total investments	85,348	77,494

Cash and cash equivalents	29,678	20,621
Restricted cash	200	1,316
Accrued investment income	575	431
Premiums and agent balances receivable	18,818	20,042
Reinsurance recoverable on
Paid losses	8,214	1,387
Unpaid losses	36,544	22,681
Prepaid reinsurance premiums	5,551	5,368
Deferred policy acquisition costs	9,793	7,173
Deferred federal income taxes	5,865	5,935
Prepaid expenses and other assets	4,493	2,985

Total assets	$205,079	$165,433

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Liabilities
Losses and loss adjustment expenses	$96,561	$76,319
Unearned premiums	42,251	38,532
Bank debt	20,062	10,848
Amounts due to reinsurers	1,221	1,545
Accounts payable and accrued expenses	5,551	5,578
Premiums in advance	2,327	2,045
Federal income tax payable	1,332	1,286
Other liabilities	1,082	1,187

Total liabilities	170,387	137,340

Commitments and Contingencies
Redeemable cumulative convertible preferred stock, no par value; 60,000 shares authorized; 0 and 20,000 shares issued and outstanding in 2004 and 2003, respectively (Note 11) (Restated)	—	2,000

Shareholders’ equity (Restated)
Common stock, no par value; 10,000,000 shares authorized; 4,889,187 and 5,208,615 shares issued and outstanding in 2004 and 2003, respectively	5,880	6,185
Retained earnings	28,803	19,538
Accumulated other comprehensive income
Net unrealized gains on investments, net of deferred federal income taxes of $3 and $190, respectively	9	370

Total shareholders’ equity	34,692	26,093

Total liabilities, redeemable preferred stock and shareholders’ equity	$205,079	$165,433

The accompanying notes are an integral part of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003 and Period From
June 26, 2002 Through December 31, 2002

	2004	2003	2002

	(In thousands of dollars,
	except share data)
Revenues
Direct premiums written	$94,548	$88,036	$38,757
Assumed premiums written	1,913	167	73
Premiums ceded	(15,968)	(11,979)	(9,156)

Net premiums written	80,493	76,224	29,674
Increase in net unearned premiums	(3,536)	(7,484)	(5,859)

Net premiums earned	76,957	68,740	23,815
Investment income, net of investment expenses	2,377	2,174	1,452
Net realized capital gains	886	1,264	976
Installment fees and other income	2,222	2,047	1,155
Gains on sales of businesses	4,285	200	—

Total revenues	86,727	74,425	27,398

Expenses
Losses and loss adjustment expenses, net	41,503	33,141	14,827
Policy acquisition costs	18,687	17,409	1,640
Other underwriting and operating expenses	13,730	13,159	6,345
Interest expense	763	422	329

Total expenses	74,683	64,131	23,141

Income before federal income tax expense and extraordinary item	12,044	10,294	4,257
Federal income tax expense	3,516	3,725	1,451

Income before extraordinary item	8,528	6,569	2,806
Extraordinary item (Note 1)	2,905	—	10,860

Net income	$11,433	$6,569	$13,666

Earnings Per Share
Basic (Restated - see Note 3)
Income before extraordinary item	$1.50	$1.16	$0.96
Extraordinary item	0.57	—	3.80

Net income	$2.07	$1.16	$4.76

Diluted
Income before extraordinary item	$1.46	$0.90	$0.75
Extraordinary item	0.49	—	2.88

Net income	$1.95	$0.90	$3.63

Weighted average number of shares
Basic	5,052,171	5,503,893	2,857,525
Diluted	5,860,580	7,273,387	3,759,901
The accompanying notes are an integral part of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years Ended December 31, 2004 and 2003 and Period From
June 26, 2002 Through December 31, 2002

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income	Total

				(Restated)
	(In thousands of dollars)
Balances, June 26, 2002	$—	$—	$—	$—
Issuance of stock	6,500			6,500
Preferred stock dividends		(72)		(72)
Comprehensive income
Net income		13,666		13,666
Unrealized gain on investments, net of deferred federal income taxes of $295			572	572

Total comprehensive income				14,238

Balances, December 31, 2002	6,500	13,594	572	20,666
Issuance of stock	150			150
Purchase and retirement of common stock	(465)	(465)		(930)
Preferred stock dividends		(160)		(160)
Comprehensive income
Net income		6,569		6,569
Unrealized loss on investments, net of deferred federal income taxes of $105			(202)	(202)

Total comprehensive income				6,367

Balances, December 31, 2003	6,185	19,538	370	26,093
Issuance of stock	95			95
Purchase and retirement of common stock	(400)	(1,200)		(1,600)
Purchase and retirement of preferred stock		(888)		(888)
Preferred stock dividends		(80)		(80)
Comprehensive income
Net income		11,433		11,433
Unrealized loss on investments, net of deferred federal income taxes of $187			(361)	(361)

Total comprehensive income				11,072

Balances, December 31, 2004	$5,880	$28,803	$9	$34,692

The accompanying notes are an integral part of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003 and Period From
June 26, 2002 Through December 31, 2002

	2004	2003	2002

	(In thousands of dollars)
Cash flows from operating activities
Net income	$11,433	$6,569	$13,666
Adjustments to reconcile net income to net cash provided by operating activities
Extraordinary item	(2,905)	—	(10,860)
Depreciation and amortization	510	251	525
Bad debt expense	—	(627)	—
Net gain on sales and other dispositions of investments	(886)	(1,264)	(976)
Gain on sales of businesses	(4,285)	(200)	—
Deferred federal income tax expense	976	1,371	304
Changes in assets and liabilities
Restricted cash	1,116	302	—
Premiums and agent balances receivable	1,224	(384)	(2,045)
Accrued investment income	(96)	153	500
Reinsurance recoverable	(19,076)	3,187	2,232
Prepaid reinsurance premiums	(183)	1,230	450
Deferred policy acquisition costs	(2,620)	(847)	(2,114)
Prepaid expenses and other assets	(1,179)	(318)	110
Losses and loss adjustment expenses	12,360	(6,629)	(1,248)
Unearned premiums	3,719	6,254	1,198
Accounts payable and accrued expenses	(174)	(38)	(179)
Premiums in advance	282	(1,186)	737
Federal income tax payable	46	854	52
Other liabilities	(77)	(451)	6

Net cash provided by operating activities	185	8,227	2,358

Cash flows from investing activities
Proceeds from maturities and calls of debt securities	28,168	44,650	12,039
Proceeds from sales of debt securities	13,213	40,194	47,061
Proceeds from sales of equity securities	9,175	1,821	133
Proceeds from sale of subsidiary, net of $4,500 of cash and cash equivalents	—	700	—
Proceeds from sales of businesses	4,285	—	—
Purchases of debt securities	(42,621)	(85,361)	(61,307)
Purchases of equity securities	(10,765)	(659)	(912)
Purchase of subsidiaries, net of cash and cash equivalents from subsidiaries acquired of $14,376 and $14,439 for 2004 and 2002, respectively	3,255	—	(8,561)
Purchases of fixed assets	(579)	(318)	(93)

Net cash provided by (used in) investing activities	4,131	1,027	(11,640)

Cash flows from financing activities
Proceeds from issuance of common stock	95	150	6,500
Proceeds from issuance of preferred stock	—	—	2,000
Purchase and retirement of common stock	(1,600)	(930)	—
Purchase and retirement of preferred stock	(2,888)	—	—
Borrowings from subsidiary prior to acquisition	—	—	3,373
Proceeds from issuance of bank debt	22,059	11,570	18,921
Repayments of bank debt	(12,845)	(13,035)	(7,668)
Preferred dividends paid	(80)	(160)	(72)

Net cash provided by (used in) financing activities	4,741	(2,405)	23,054

Increase in cash and cash equivalents	9,057	6,849	13,772
Cash and cash equivalents
Beginning of period	20,621	13,772	—

End of period	$29,678	$20,621	$13,772

Supplemental cash flow information — cash paid during the period for
Interest	$630	$445	$288
Federal income taxes	2,493	1,500	725
Supplemental disclosure of noncash investing activities
Liabilities assumed in purchase of subsidiaries	8,135	—	124,941
The accompanying notes are an integral part of these consolidated financial statements.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1.	Description of Business
      North Pointe Holdings Corporation (the “Company”) is an insurance holding company which wholly-owns North Pointe Financial Services, Inc. and subsidiaries (“North Pointe Financial”) and Alliance Surety Holdings, Inc. as of December 31, 2004.
      The Company was incorporated in July, 2001 to facilitate the acquisition of North Pointe Financial, Universal Fire & Casualty Insurance Company (“Universal Fire & Casualty”) and Alliance Surety Holdings, Inc.; collectively (the “Original Subsidiaries”). The acquisition, as well as the issuance of equity securities and a senior debt facility necessary for the acquisition, were effective June 26, 2002.
      North Pointe Financial is the sole shareholder of North Pointe Insurance Company (“North Pointe Insurance”), N.P. Premium Finance Company (“NP Premium”), South Pointe Financial Services, Inc. (“South Pointe”), and North Pointe Casualty Insurance Company (“North Pointe Casualty”). North Pointe Casualty was acquired in 2004. North Pointe Insurance is a Michigan-domiciled property and casualty insurance company licensed by the State of Michigan Office of Financial and Insurance Services (“OFIS”). NP Premium is a Michigan-domiciled premium finance company, with customers located in several states within the Midwest, which finances premiums principally written by North Pointe Insurance.
      North Pointe Insurance principally writes liquor liability, general liability, property, commercial multi-peril and commercial automobile insurance for businesses such as restaurants, taverns, small grocery and convenience stores, bowling centers, automobile repair facilities, artisan contractors and other commercial accounts. Additionally, North Pointe Insurance provides commercial automobile liability and physical damage insurance coverage in the states of Ohio and Florida.
      North Pointe Insurance provided personal automobile liability and physical damage insurance coverage in the state of Michigan prior to the sale of the renewal rights of its personal automobile insurance business in October 2004. North Pointe Insurance also provided commercial automobile liability and physical damage insurance coverage in Illinois prior to April 2003 at which time North Pointe Insurance ceased writing that coverage in Illinois.
      Universal Fire & Casualty is an Indiana-domiciled property and casualty insurance company licensed by the Indiana Department of Insurance (“IDOI”). Universal Fire & Casualty principally wrote homeowners, fire and other liability insurance in Indiana, Illinois and Missouri. Effective June 30, 2003, all of the business of Universal Fire & Casualty was transferred to North Pointe Insurance including all unpaid losses and all other assets and liabilities except for $5,000,000 of cash and investments. The Company sold 100% of the outstanding common stock of Universal Fire & Casualty on July 1, 2003 for $5,200,000. Universal Fire & Casualty was sold as an insurance company shell, including its cash, investments and licenses.
      South Pointe is a managing general agent writing business in Florida solely for the Company.
      Alliance Surety Holdings is a holding company with no operations.
      The Company offered insurance products in 20 states as of December 31, 2004. Gross premiums written in Michigan, Florida, Illinois and Indiana represented 38.6%, 41.7%, 4.7% and 6.3%, respectively, of total gross premiums written in 2004.
      The Company markets its insurance products through a network of approximately 2,200 independent agents. In 2004, the single largest agent wrote 4.1% of gross premiums written and the top five agents produced 14.8% of the gross premiums written. No other agent produced more than 2.0% of the gross premiums written in 2004.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Acquisition Activities

Original Subsidiaries
      On June 26, 2002, the Company purchased all of the outstanding common and preferred shares of the Original Subsidiaries from Queensway Holdings, Inc. (“Queensway”) for $23,000,000 in cash. As part of the purchase, the Company also acquired amounts the Original Subsidiaries owed to Queensway as of the date of the purchase. The Original Subsidiaries were acquired for less than the aggregate fair value of their net assets, which resulted in the recognition of negative goodwill of $10,860,000. The negative goodwill was recognized as an extraordinary item.
      The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition on June 26, 2002.

(In thousands
of dollars)
Cash and investments	$90,454
Receivables	16,986
Reinsurance recoverables	31,668
Prepaid insurance premiums	7,048
Deferred tax assets	7,801
Other assets	4,844

Total assets	158,801

Losses and loss adjustment expenses	84,197
Unearned premiums	26,868
Other liabilities	13,876

Total liabilities	124,941

Net assets acquired	33,860
Purchase price	23,000

Net assets in excess of purchase price — negative goodwill	$10,860

      Beginning June 26, 2002, the financial results of the Original Subsidiaries have been consolidated into the financial results of the Company. The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company for the year ended December 31, 2002, as if this acquisition had occurred on January 1, 2002:

(In thousands
of dollars,
except per
share data)
Total revenues	$62,177

Income before extraordinary item	$2,113

Net income	$12,469

Diluted income per common share before extraordinary item	$0.29

Diluted net income per common share	$1.72

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had this acquisition occurred on January 1, 2002.

North Pointe Casualty
      On February 28, 2004, North Pointe Financial purchased all of the outstanding common shares of Queensway International Indemnity Company (“Queensway International”) for $11,000,000 in cash. The acquisition was funded through a combination of additional senior debt and available cash.
      Concurrent with the transaction Queensway International’s name was changed to North Pointe Casualty. North Pointe Casualty is a Florida-domiciled property and casualty insurance company, licensed by the Florida Department of Financial Services (“FDFS”) with authority to write as an excess and surplus lines carrier in 29 states and authority to write as an admitted carrier in four states. North Pointe Casualty stopped writing business on December 31, 2000 and, upon acquisition, its only operations related to the run off of its old business and its investment portfolio.
      North Pointe Casualty was acquired for its authorities to write in various states and it provided the Company with another insurance company in which to expand the new and existing insurance programs currently written within North Pointe Insurance.
      North Pointe Casualty was acquired for less than the aggregate fair value of its net assets, which resulted in the recognition of negative goodwill of $2,905,000. The negative goodwill was recognized as an extraordinary item.
      The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands
of dollars)
Cash and investments	$19,436
Reinsurance recoverables	1,939
Other assets	786

Total assets	22,161

Losses and loss adjustment expenses	7,882
Other liabilities	253

Total liabilities	8,135

Net assets acquired	14,026
Purchase price and acquisition expenses	11,121

Net assets in excess of purchase price — negative goodwill	$2,905

      Beginning February 28, 2004, the financial results of North Pointe Casualty have been consolidated into the financial results of the Company. The following unaudited pro forma information presents a summary of

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the consolidated results of operations of the Company for the year ended December 31, 2004, as if this acquisition occurred on January 1, 2004:

(In thousands
of dollars,
except per
share data)
Total revenues	$86,761

Income before extraordinary item	$8,028

Net income	$10,933

Diluted income per common share before extraordinary item	$1.37

Diluted net income per common share	$1.87

Acquisition of Florida Homeowners Insurance Business
      On November 10, 2004, North Pointe Insurance entered into an agreement with the FDFS, in its capacity as receiver of American Superior Insurance Company (“American Superior”), pursuant to which North Pointe Insurance obtained the right to offer standard and non-standard homeowners insurance to approximately 50,000 former policyholders of American Superior in Florida whose coverage terminated effective January 2005. North Pointe Insurance is required to pay the receiver $2 for each new policy issued to these former policyholders. North Pointe Insurance did not assume any liabilities of American Superior relating to these former policyholders or otherwise in connection with this transaction.
Sales of Businesses
      On October 15, 2004, the Company sold its renewal policy rights relating to its non-standard personal automobile insurance line for an aggregate purchase price of $4,000,000 in cash. The Company and the buyer also entered into mutual non-compete agreements. In addition, contingent purchase price payments totaling up to $500,000 based upon the percentage of in-force policies converted to the buyer within nine months of closing may be earned. The Company will continue to be responsible for performing claims, underwriting and other administrative services with respect to the run-off of non-standard automobile policies that were either expired or still in-force at the time the sale was completed. The Company recorded a gain of $4,000,000 in 2004 resulting from this sale.
      In September 2004, the Company sold the renewal rights of approximately 100 liquor liability policies for $285,000 (see Note 15). The Company recorded a gain of $285,000 in 2004 resulting from the sale.
      On July 1, 2003, the Company sold 100% of the outstanding common stock of Universal Fire & Casualty. The Company recorded a gain of $200,000 resulting from the sale.

2.	Summary of Significant Accounting Policies

Basis of Financial Presentation and Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated for consolidation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). For the insurance subsidiaries, this presentation differs from the basis of accounting followed in reporting to insurance regulatory authorities.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Investments
      All of the Company’s securities have been classified as available-for-sale at December 31, 2004 and 2003. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Company’s liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity, net of deferred taxes. The mortgage-backed and asset-backed portfolio investment income is recorded considering expected cash flows adjusted for changes in assumptions utilizing the retrospective method; prepayment assumptions are based on market expectations.
      Realized gains and losses on sales of investments are determined on the basis of specific identification. Dividend and interest income are recognized when earned. Discounts or premiums on debt securities purchased at other than par value are amortized using the constant yield method.
      The fair values of investments represent quoted market values from published market sources.
      The Company evaluates all investments with market values below cost or amortized cost, as appropriate, at the balance sheet date to determine if the investments are other than temporarily impaired. The determination of other than temporary impairment is based on analyses including, but not limited to, the following factors: market value less than amortized cost for a twelve month period; rating downgrade or other credit event; past due interest or principal payments; financial condition and near-term prospects of the issuer; any specific events which may influence the operations of the issuer; prospects for the issuer’s industry segment; general market conditions and prevailing interest rate changes; and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for anticipated recovery in market value. The Company evaluates its investments in securities to determine other than temporary impairment, no less than quarterly. Investments which are deemed other than temporarily impaired are written down to their estimated net realizable value and the related losses are recognized in income.

Cash and Cash Equivalents
      Cash equivalents include overnight interest-bearing deposits, and short-term investments which have an original maturity of three months or less at the time of purchase.

Premiums and Agents Balances Receivable
      The majority of the premiums written are collected prior to providing risk coverage, minimizing the Company’s exposure to credit risk. The Company establishes an allowance for doubtful accounts for its premiums and agents balances receivable based on specific credit exposures, prior experience and the days outstanding of the premiums and agents balances receivable. The premiums and agents balances receivable is net of an allowance of $271,000 as of December 31, 2004 and 2003.

Deferred Policy Acquisition Costs
      Commissions and other costs of acquiring insurance business that vary with and are primarily related to the production of new and renewal business are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Deferred policy acquisition costs are limited to the amount recoverable from future earned premiums. Investment earnings are anticipated in determining the recoverability of such deferred amounts.

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Recoverables
      Unpaid losses and loss adjustment expenses (“LAE”) include an amount for reported losses and an amount for losses incurred but not reported. Incurred but not reported losses are determined using past

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
experience of unreported losses. Reinsurance recoverables represent amounts currently due from reinsurers on paid losses and LAE and amounts recoverable from reinsurers on unpaid losses and LAE.
      Such unpaid losses and LAE, and related recoverables are necessarily based upon estimates, and while management believes that the amounts are adequate, the ultimate liability and recoverable may be more or less than the amounts provided. The methods for making such estimates and for establishing the resulting reserves and recoverables are continually reviewed, and any adjustments are reflected in current operations.

Reinsurance
      Reinsurance premiums and losses related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The Company records all reinsurance recoverables and prepaid reinsurance premiums as assets. Premiums ceded to other companies have been reported as a reduction of premium income. Reinsured losses incurred are reported as a reduction of loss and loss adjustment expenses on the accompanying consolidated statement of income. In the event of nonperformance by reinsurers, the Company remains primarily liable to its policyholders.

Revenue Recognition
      Premiums, net of reinsurance, are earned and recognized as revenue ratably over the periods of the policies. Unearned premium reserves represent the portion of premiums written applicable to the unexpired terms of policies in-force, and are computed on the monthly pro rata basis.
      Premium deficiency reserves are required for the amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed that are in excess of the recorded unearned premium reserve on existing policies and anticipated investment income.
      Installment fees and other service fees are earned over the life of the policy.
      Premium finance interest and charges are recognized over the contract term under the interest method.

Segment Reporting
      The Company manages its operations through three reportable segments: commercial insurance lines, personal insurance lines and administrative services. Segment operations are addressed in Note 18.

Federal Income Taxes
      The Company files a consolidated federal income tax return with its subsidiaries. The Original Subsidiaries were included in the Queensway consolidated federal income tax return prior to June 26, 2002 and were included in the Company’s consolidated federal income tax return thereafter. North Pointe Casualty was included in the Queensway consolidated federal income tax return prior to February 28, 2004 and was included in the Company’s consolidated federal income tax return thereafter.
      The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases based on enacted laws and statutory tax rates.

Earnings Per Share
      Basic earnings per share are based on the weighted average number of common shares outstanding during the year, while diluted earnings per share included the weighted average number of common shares and

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
potential dilution from shares issuable pursuant to the redeemable convertible preferred stock provisions and outstanding warrants.

Use of Estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.
      Certain significant accounts which are dependent upon management’s estimates include the liability for unpaid losses and loss adjustment expenses and reinsurance recoverables.
3. Restatements
      The Company has determined that earnings used to calculate earnings per share for 2004 should be reduced by the amount of the repurchase price for the preferred stock that was in excess of the carrying value of the preferred stock. This charge to earnings per share was not considered in the previously issued financial statements for the year ended December 31, 2004. The effect of the restatement on earnings per share is as follows:

	As Previously
	Reported	As Restated

Earnings Per Share – Basic
Income before extraordinary item	$1.67	$1.50
Extraordinary item	0.58	0.57

Net income	$2.25	$2.07

      The Company also determined that it should correct the classification of its preferred stock as a redeemable preferred stock as certain deemed liquidation and forced sale rights are associated with the preferred stock. Accordingly, the Company has restated shareholders’ equity to reflect the reclassification of the redeemable preferred stock to mezzanine equity at December 31, 2003.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

4.	Investments
      The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments at December 31, 2004 and 2003, are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands of dollars)
December 31, 2004
U.S. government and agency securities	$33,479	$7	$340	$33,146
Corporate bonds	20,043	13	261	19,795
Mortgage-backed securities	23,443	38	354	23,127

Total debt securities	76,965	58	955	76,068

Common stocks	8,371	970	61	9,280

Total	$85,336	$1,028	$1,016	$85,348

December 31, 2003
U.S. government and agency securities	$43,816	$113	$120	$43,809
Corporate bonds	7,281	15	77	7,219
Mortgage-backed securities	20,543	48	283	20,308

Total debt securities	71,640	176	480	71,336

Preferred stocks	1,244	6	15	1,235
Common stocks	4,050	997	124	4,923

Total	$76,934	$1,179	$619	$77,494

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The following tables show our investments’ fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003.

	Less than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

	(In thousands of dollars)
December 31, 2004
U.S. government and agency securities	$22,970	$274	$2,935	$66	$25,905	$340
Corporate bonds	31,694	184	1,920	77	33,614	261
Mortgage-backed securities	14,141	253	5,086	101	19,227	354

Total debt securities	$68,805	$711	$9,941	$244	$78,746	$955

Equity securities	$940	$51	$118	$10	$1,058	$61

December 31, 2003
U.S. government and agency securities	$10,940	$120	$—	$—	$10,940	$120
Corporate bonds	3,930	77	—	—	3,930	77
Mortgage-backed securities	15,100	263	482	20	15,582	283

Total debt securities	$29,970	$460	$482	$20	$30,452	$480

Equity securities	$1,172	$68	$1,076	$71	$2,248	$139

      At December 31, 2004, the Company had 144 debt securities and 20 equity securities that were in an unrealized loss position deemed to be temporarily impaired. The debt securities all had unrealized losses of less than 4% except for one security with a fair value of approximately $122,000, which had an unrealized loss of 7%. The equity securities all had unrealized losses of less than 8% except for three securities with a combined fair value of $170,000 and combined unrealized losses of 13%. Nine of the debt securities and one of the equity securities have had unrealized losses for longer than one year. Positive evidence considered in reaching the Company’s conclusion that the investments in an unrealized loss position are not other-than-temporarily impaired consisted of: 1) there were no specific events which caused concerns; 2) there were no past due interest payments; 3) there has been a rise in market prices; 4) the Company’s ability and intent to retain the investment for a sufficient amount of time to allow an anticipated recovery in value; and 5) the Company also determined that the changes in market value of the debt securities were considered normal in relation to overall fluctuations in interest rates.
      At December 31, 2003, the Company had 22 debt securities and seven equity securities that were in an unrealized loss position deemed to be temporarily impaired. The debt securities all had unrealized losses of less than 4% except for one security with a fair value of approximately $367,000, which had an unrealized loss of 8%. The equity securities all had unrealized losses of less than 10% except for one $98,000 security with an unrealized loss of 22%. One of the debt securities and five of the equity securities have had unrealized losses for longer than one year.
      Positive evidence considered in reaching the Company’s conclusion that the investments in an unrealized loss position are not other-than-temporarily impaired consisted of: 1) there were no specific events which caused concerns; 2) there were no past due interest payments; 3) there has been a rise in market prices; 4) the Company’s ability and intent to retain the investment for a sufficient amount of time to allow an anticipated

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
recovery in value; and 5) the Company also determined that the changes in market value of the debt securities were considered normal in relation to overall fluctuations in interest rates.
      The Company recorded a realized loss on investments of $62,000 in 2003 related to losses from impaired investments. No impaired investments were written down in 2004 or 2002.
      The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2004 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

	(In thousands of
	dollars)
Due within one year	$2,000	$1,986
Due after one year through five years	39,389	38,847
Due after five years through ten years	11,660	11,641
Due after ten years	473	467
Mortgage-backed securities	23,443	23,127

	$76,965	$76,068

      Gross proceeds from sales of debt securities sold at the discretion of the Company during 2004, 2003 and 2002, were $13,213,000, $40,194,000 and $47,061,000, respectively, on which gross gains of $50,000, $1,127,000 and $1,052,000 and gross losses of $84,000, $0 and $7,000 were realized, respectively. Gross proceeds from sales of stocks sold at the discretion of the Company during 2004 were $9,175,000 on which gross gains of $1,142,000 and gross losses of $287,000 were realized. Gross proceeds from sales of stocks sold at the discretion of the Company during 2003 were $1,189,000 on which gross gains of $104,000 and gross losses of $15,000 were realized. No stocks were sold during 2002.
      At December 31, 2004 and 2003, a combination of cash and securities with carrying values of $4,887,000 and $3,258,000, respectively, were on deposit with banks as collateral for letters of credit and for regulatory compliance, which includes $200,000 and $1,316,000, respectively, of restricted cash.
      Net investment income for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002 was as follows:

	2004	2003	2002

	(In thousands of dollars)
Interest income from
Debt securities	$2,159	$2,212	$1,426
Cash and cash equivalents	353	195	160
Dividends from
Preferred stocks	88	104	58
Common stocks	207	92	30

	2,807	2,603	1,674
Less: Investment expenses	430	429	222

Net investment income	$2,377	$2,174	$1,452

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Increase (decrease) in net unrealized gains on investments for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002 was as follows:

	2004	2003	2002

	(In thousands of dollars)
Debt securities	$(593)	$(1,313)	$1,010
Preferred stock	9	(24)	15
Common stock	36	1,030	(158)
Deferred federal income taxes	187	105	(295)

	$(361)	$(202)	$572

5.	Fair Value of Financial Instruments
      Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the fair value information about their financial instruments. This standard excludes certain insurance related financial assets and liabilities and all non-financial instruments from its disclosure requirements.
      Due to the short-term nature of cash and cash equivalents, premiums and agent balances receivable and accrued interest, their carrying value approximates their estimated fair value. Since debt and equity securities are recorded in the financial statements at their estimated fair values as securities available-for-sale under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, their carrying value is their estimated fair value. In addition, the senior debt and lines of credit bear variable rate interest, so their carrying value approximates their fair value.

6.	Deferred Policy Acquisition Costs
      Changes in deferred policy acquisition costs for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002 are as follows:

	2004	2003	2002

	(In thousands of dollars)
Balance, beginning of period	$7,173	$6,326	$—
Additions	21,307	18,256	7,966
Amortization	(18,687)	(17,409)	(1,640)

Balance, end of period	$9,793	$7,173	$6,326

7.	Liability for Unpaid Losses and Loss Adjustment Expenses
      The Company regularly updates its reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior reserve estimates are reflected in the results of operations in the year such changes are determined to be needed and recorded.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Activity in the reserves for losses and loss adjustment expenses for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002 is summarized as follows:

	2004	2003	2002

	(In thousands of dollars)
Balance, beginning of period	$76,319	$82,949	$—

Liability for losses and loss adjustment expenses acquired	9,080	—	84,197
Less: Reinsurance recoverables	22,681	28,446	—
Reinsurance recoverables acquired	3,008	—	27,937

Net balance	59,710	54,503	56,260
Incurred related to
Current year	47,495	38,569	18,303
Prior years	(5,992)	(5,428)	(3,476)

Total incurred	41,503	33,141	14,827

Paid related to
Current year	21,393	13,527	8,572
Prior years	19,803	20,479	8,012

Total paid	41,196	34,006	16,584

Net balance, end of period	60,017	53,638	54,503
Plus: Reinsurance recoverables	36,544	22,681	28,446

Balance, end of period	$96,561	$76,319	$82,949

      Management believes the estimate of the ultimate liability for losses and LAE at December 31, 2004 is reasonable and reflective of the anticipated ultimate experience. However, due to the uncertainty inherent in estimating such liabilities it is reasonably possible that the ultimate settlement of the losses and the related loss adjustment expenses may vary significantly from the estimated amounts included in the accompanying financial statements.
      The $5,900,000 favorable development in 2004 was primarily attributable to three lines of business. Due to positive claims settlements, as well as favorable open claim developments, the run-off reserves acquired as part of the North Pointe Casualty acquisition generated $2,526,000 of the redundancy. North Pointe Casualty’s run-off reserves relate to business written prior to January 1, 2001. The commercial automobile line generated another $1,948,000 of the redundancy mostly attributable to the 1999 through 2003 accident years, weighted more heavily toward the more current years. The restaurant, bar and tavern (“RBT”) and bowling center lines of business generated $1,006,000 of redundancies in 2004 primarily attributable to the 2000 through 2003 accident years.
      The $5,428,000 favorable development in 2003 was primarily attributable to a $3,081,000 redundancy in the RBT and bowling center lines of business and a $1,890,000 redundancy in the commercial automobile line of business. These redundancies are primarily from the 1999 through 2003 accident years.
      The $5,161,000 favorable development in 2002 was primarily attributable to $1,972,000 of redundancies from the RBT and bowling center lines of business, $1,006,000 from the commercial multi-peril coverages in the Florida small business line and $2,030,000 from the personal automobile line.
      The Company establishes reserves based on actuarial methodologies which utilize a combination of Company historical loss data and industry loss data. The weighting of the data utilized depends on the volume and amount of historical data the Company has available for each particular line of business. The

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
redundancies that have arisen are generally attributable to the utilization of industry data with reported loss experience that was higher than the Company’s ultimate loss development. The more significant redundancies are primarily attributable to the liability coverages and require two to four years to develop sufficiently before actuarially sound methodologies will permit the Company to apply substantially its own loss experience to the reserve calculation.

8.	Reinsurance
      Substantially all of the Company’s reinsurance agreements are excess of loss programs with retentions of $200,000 for the years ended December 31, 2004 and 2003 and $100,000 for the period from June 26, 2002 through December 31, 2002. Reinsurance limits coincide with limits offered under the Company’s insurance programs which did not exceed $1,000,000 in 2004 and 2003 and $500,000 in 2002 relating to the Company’s primary, multi-line reinsurance treaty.
      The Company carried no reinsurance on its commercial and personal automobile physical damage coverages and facultatively reinsured for coverage limits that exceeded the primary reinsurance treaty’s limits.
      For the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002, the Company also carried catastrophic reinsurance coverage equal to $35,000,000, $19,000,000 and $9,500,000, respectively, in excess of $2,000,000 of retained losses; and clash reinsurance coverage equal to $3,000,000, $3,000,000 and $2,000,000, respectively, in excess of $1,000,000 of retained losses. These reinsurance arrangements help diversify the Company’s business and minimize its losses arising from large risks or from hazards of an unusual nature.
      The Company experienced three catastrophic events from hurricanes that hit Florida in 2004. The initial catastrophic reinsurance agreement provided for an automatic reinstatement after the first event. After the second event the Company entered into a new catastrophic reinsurance agreement in September 2004 to provide catastrophic reinsurance coverage for the remainder of the July 1, 2004 to June 30, 2005 catastrophic reinsurance policy period. This second catastrophic reinsurance policy also had one automatic reinstatement following its first event (representing the Company’s third event for that period). Both the Company and the reinsurer are obligated to participate in an automatic reinstatement.
      On January 1, 2005, the Company put into place a stand alone excess of loss treaty that is specific to the recently acquired Florida homeowners business. The treaty has a limit of $2,000,000 per risk with a retention of $200,000. The Company does not offer limits in excess of $2,000,000. In addition, a separate catastrophic reinsurance program provides coverage for the Florida homeowners business with a limit of $35,000,000, subject to a retention of $2,000,000. The Florida homeowners catastrophic reinsurance has one automatic reinstatement after one event.
      There are no reinsurance coverage limits on the personal automobile personal injury protection coverage which is reinsured by the Michigan Catastrophic Claims Association (“MCCA”). In order to write automobile insurance in the state of Michigan, North Pointe Insurance must be a member of the MCCA, a statutorily created non-profit association which provides mandatory reinsurance to its members. The reinsurance provided by the MCCA indemnifies its members for 100% of the losses sustained under personal protection policies issued by the members in excess of specified amounts. The MCCA must provide this reinsurance and North Pointe Insurance, like all insurance companies that write automobile insurance in Michigan, must accept and pay for the reinsurance.
      Although the ceding of insurance does not discharge the original insurer from its primary liability to its policyholders, the insurance company that assumes the coverage, assumes the related liability.
      Management believes that all amounts due from reinsurers as of December 31, 2004 and 2003 are recoverable. This determination is based on the financial strength of the Company’s reinsurers, mitigating

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
credit risk, and the Company’s past experience with reinsurers’ audits which historically have not produced significant adjustments to reinsurance recoverables. As of December 31, 2004 the Company had no significant disputes with its reinsurers.
      The following table represents the effect of such reinsurance transactions on premiums and loss and LAE:

	Direct	Assumed	Ceded	Net

	(In thousands of dollars)
2004
Premiums written	$94,548	$1,913	$15,968	$80,493
Premiums earned	91,094	1,648	15,785	76,957
Losses and LAE incurred	72,518	(666)	30,349	41,503
Losses and LAE reserves	92,103	4,458	36,544	60,017
Unearned premium reserves	41,553	698	5,551	36,700
2003
Premiums written	$88,036	$167	$11,979	$76,224
Premiums earned	80,009	1,939	13,208	68,740
Losses and LAE incurred	34,573	496	1,928	33,141
Losses and LAE reserves	72,610	3,709	22,681	53,638
Unearned premium reserves	38,099	433	5,368	33,164
2002
Premiums written	$38,757	$73	$9,156	$29,674
Premiums earned	33,346	74	9,605	23,815
Losses and LAE incurred	20,937	505	6,615	14,827
Losses and LAE reserves	79,508	3,441	28,446	54,503
Unearned premium reserves	32,277	1	6,598	25,680
      Amounts due from reinsurers, including those related to losses and loss adjustment expenses and prepaid reinsurance premiums, for which the Company is contingently liable, consist of the following as of December 31:

	2004	2003

	(In thousands of
	dollars)
Paid losses and LAE	$8,214	$1,387
Unpaid losses and LAE	36,544	22,681
Prepaid reinsurance premiums	5,551	5,368

Amounts due from reinsurers	$50,309	$29,436

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Company had reinsurance recoverables from the following reinsurers as of December 31:

	2004	2003

	(In thousands of
	dollars)
Swiss Reinsurance American Corporation	$10,621	$5,235
MCCA	8,635	10,040
Folksamerica Reinsurance Company	4,666	—
General Reinsurance Corporation	4,358	3,720
QBE Reinsurance Corporation	3,985	—
Platinum Reinsurance Company	3,144	—
Everest Reinsurance Company	2,487	—
PXRE Reinsurance Company	2,261	3,962
XL Reinsurance American, Inc.	1,659	—
Lloyds Syndicate 2010 MMX	1,246	—
Lloyds Syndicate 2001 AML	1,230	—
Shelter Mutual Insurance Company	882	—
SCOR Reinsurance Company	836	2,988
Continental Casualty Company	530	1,315
Hartford Fire Insurance Company	312	1,214
Other	3,457	962

	$50,309	$29,436

9.	Federal Income Tax
      The Company files a consolidated federal income tax return with its subsidiaries. The Original Subsidiaries were included in the Queensway consolidated federal income tax returns prior to June 26, 2002 and were included in the Company’s consolidated federal income tax return thereafter. North Pointe Casualty was included in the Queensway consolidated federal income tax return prior to February 28, 2004 and was included in the Company’s consolidated federal income tax return thereafter. The Original Subsidiaries and North Pointe Casualty continue to be contingently, jointly and severally liable for income taxes which may become due on the Queensway consolidated tax returns in which they were included.
      Queensway is currently in receivership, however no federal income tax is currently estimated to be owed. The filings of Queensway ’s 2002 through 2004 consolidated federal income tax return s are still pending. All filings are subject to the Internal Revenue Service review and audit within the applicable statutory limits.
      The provision for income taxes consists of the following:

	2004	2003	2002

	(In thousands of dollars)
Current tax expense	$2,540	$2,354	$1,147
Deferred tax expense (benefit) relating to
NOL carryforwards	176	1,812	196
Other deferred tax balances	824	981	108
Change in valuation allowance	(24)	(1,422)	—

Total provision for income tax	$3,516	$3,725	$1,451

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The effective tax rate is different than the amount computed at the statutory federal rate of 34% for 2004, 2003 and 2002. The reason for such difference and the related tax effects are as follows:

	2004	2003	2002

	(In thousands of dollars)
Tax provision at statutory rate 34%	$4,095	$3,500	$1,448
Tax effect of
Tax exempt interest	(5)	(41)	(18)
Dividend received deduction	(61)	(39)	(18)
Sale of subsidiary	—	238	—
Organization expenses	8	—	69
Change in valuation allowance	(24)	(1,422)	—
Transfer of NOLs due to sale of subsidiary	—	1,218	—
Adjustment of acquired NOLs	(249)	204	—
Provision to return variance	(300)	—	—
Other, net	52	67	(30)

	$3,516	$3,725	$1,451

      The extraordinary item, recognition of negative goodwill, is not taxable for federal income tax purposes.
      The components of deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(In thousands of
	dollars)
Deferred federal income tax assets
Losses and loss adjustment expenses	$2,496	$2,316
Unearned premiums	2,531	2,255
Net operating loss carryforwards	3,293	3,026
Premiums receivable	109	109
Lease obligation	211	257
Intangible asset	374	408
Other	256	217

Total deferred tax assets	9,270	8,588

Deferred federal income tax liabilities
Deferred policy acquisition costs	3,329	2,439
Net unrealized gains on investments	3	190
Other	73	—

Total deferred tax liabilities	3,405	2,629

	5,865	5,959
Valuation allowance	—	24

Net deferred federal income taxes	$5,865	$5,935

      At December 31, 2004, the Company had net operating loss carryforwards (“NOLs”) of $9,683,000 available to offset future taxable income. These NOLs were generated by the Original Subsidiaries and North Pointe Casualty prior to their acquisitions, and are limited by federal tax regulations to offset taxable income by $1,180,000 annually. The NOLs which are attributable to the Original Subsidiaries amounted to

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
$8,599,000 as of December 31, 2004, and are limited to an annual utilization of $960,000. The NOLs which are attributable to North Pointe Casualty amounted to $1,084,000 as of December 31, 2004, and are limited to an annual utilization of $220,000.
      The Original Subsidiaries were subject to a federal income tax sharing agreement when owned by Queensway. The 2001 Queensway federal income tax return was not complete when the Company’s December 31, 2002 financials statements were issued. Because results of Queensway’s 2001 federal income tax return could have had a direct impact on the NOLs acquired from Queensway, the Company established a valuation allowance for a portion of the NOLs as of December 31, 2002.
      In 2003, the results of Queensway’s 2001 federal income tax return became available. An adjustment to the NOLs was recorded and the valuation allowance related to the uncertainty was eliminated. In addition, NOLs attributable to Universal Fire & Casualty were transferred to the buyer upon the sale of Universal Fire & Casualty, in 2003. The remainder of the valuation allowance is related to NOL’s that will not be utilized prior to their expiration, as a result of the annual limitation.
      The following table presents the origination and expiration year of the unrealized NOL carryforwards as of December 31, 2004:

	Year	Year of
NOL Carryforwards	Originated	Expiration

	(In thousands of dollars)
$1,084	1996	2010
314	1997	2011
3,200	1999	2018
1,392	2000	2019
3,693	2001	2020

$9,683

10.	Shareholders’ Equity

Common Stock
      An 8.49-for-one common stock split was completed prior to an initial public offering in 2005. All common share data disclosures reflect the stock split. Also, upon the completion of the initial public offering, authorized common shares increased from 10,000,000 to 50,000,000.
      On June 30, 2004, the Company repurchased all of the common shares (339,600 shares) owned by the preferred shareholder for $1,600,000 in conjunction with the buy back of the preferred stock as discussed in Note 11 below. The Company paid a total of $4,488,000 for the common and preferred stock held by the preferred shareholder and allocated the purchase price based on the estimated fair value of the common stock with the residual value allocated to the preferred stock.
      On March 31, 2004, the Company sold 20,172 shares of newly issued common stock for $95,000.
      In September 2003, the Company purchased and retired 394,785 shares of common stock for $930,000.
      On January 1, 2003, the Company sold 84,900 shares of newly issued common stock for $150,000.
      In June 2002, the Company sold 5,518,500 shares of newly issued common stock at $1.18 per share, representing 100% of the outstanding common shares and ownership of the Company as of December 31, 2002.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

11.	Redeemable, Cumulative, Convertible, Preferred Stock
      The preferred shares reflected on the December 31, 2004 and 2003 balance sheets were retired and 5,000,000 preferred shares were newly authorized prior to the completion of an initial public offering in 2005. There are currently no specific liquidation or other preferential rights assigned to the newly authorized preferred shares.
      In June 2002, the Company sold 20,000 shares of newly issued cumulative preferred stock for $100.00 per share, representing 100% of all outstanding preferred shares. The Company incurred stock issuance expenses of approximately $134,000 in 2002.
      On June 30, 2004, the Company repurchased 100% of the outstanding preferred shares for $2,888,000. All rights of the preferred shares, including any conversion provisions or warrants issued in connection with the preferred, have been rescinded as of June 30, 2004. The price and terms for the repurchase of the preferred shares (and common shares held by the preferred shareholder) were negotiated with the shareholder as the redemption provisions of the shares were not exercisable until June 12, 2005.
      During 2004, 2003 and 2002, preferred stock dividends amounting to $80,000, $160,000 and $72,000, respectively, were paid in cash.
      Prior to the repurchase, the preferred shares had the following rights:

Redemption Rights
      The Company had the option to redeem all (but not less than all) of the preferred shares within a two-year period, between June 12, 2005 and June 12, 2007. To redeem the stock, the Company would pay an amount that would generate a total annual return to the preferred shareholders of 22% from June 12, 2002 to the day of redemption, not including the return from dividends if the dividends were paid in cash when due. To the extent dividends were not paid in cash, a total annual return of 30% (including returns from dividends paid in cash) was required.

Conversion Rights
      The preferred shares could be converted into common shares at the option of the preferred shareholder any time after June 12, 2007. The equity ownership that results from the conversion of preferred shares into common shares is determined by dividing the $2,000,000 of initial preferred share equity by the aggregate equity of common and preferred stock value and multiplying that result by 85%.

Liquidation Rights
      Preferred shares had certain liquidation rights in the event of liquidation of the Company, sale of substantially all of its assets or public offerings which would follow the same cash redemption calculations noted above. Additionally, there were automatic conversion rights in the event of a public offering, which would follow the conversion formula noted above.

Other Preferred Share Requirements
      Common share dividends were prohibited as long as there were outstanding preferred shares. Preferred shareholders had the right to require the Company to sell all of its capital stock or otherwise liquidate the Company if the preferred shares had not been redeemed by June 25, 2007.

Warrants
      In conjunction with the issuance of the preferred shares, the preferred shareholders also received warrants to purchase common shares. The warrants gave the holders the right to buy sufficient shares of common stock to hold a four percent (4%) ownership interest in the Company. The exercise price was $0.001 per common share and the warrant could be exercised, only in whole, at any time from the date issued until a Change in Control, as defined, had occurred.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

12.	Outstanding Debt

Senior Debt Facility
      The Company is party to a $21,800,000 senior credit facility with Comerica Bank, Fifth Third Bank and Bank One, N.A., (the “Facility”). The Facility is composed of a $14,800,000 five-year term note and a $7,000,000 two-year revolving credit note.
      At December 31, 2004 and 2003, the Company owed $13,150,000 and $7,000,000, respectively, on the term note, and $6,912,000 and $3,848,000, respectively, on the revolving credit note.
      The Facility was amended in February 2004 and June 2004 in order to fund the North Pointe Casualty acquisition and the repurchase of the preferred and common shares owned by the preferred shareholder, respectively. Interest payment terms and debt covenants remained substantially consistent with the original facility. Quarterly principal payments increased from $500,000 on the original facility to $825,000 on the amended facility. The revolving credit note maturity was extended to 2006.
      The Company paid interest based on the prime rate of Comerica Bank which was 5.25%, 4.00% and 4.25% as of December 31, 2004, 2003 and 2002, respectively. This facility is collateralized by substantially all of the assets of the Company, including the common stock of North Pointe Financial and Alliance Surety Holdings.
      The Facility is guaranteed by the Chief Executive Officer, who is also the majority shareholder of the Company, limited to a principal cap of $2,610,000, plus interest thereon. The Facility is also guaranteed by the Chief Operating Officer, who is also a minority shareholder of the Company, limited to a principal cap of $390,000, plus interest thereon.
      The Facility requires that the Company comply with various financial and other covenants, including requirements to maintain an A.M. Best rating of no less than B+ for each of the insurance company subsidiaries; that there shall be no more than four Insurance Regulatory Information Systems, or IRIS, calculations that result in unusual values at each fiscal year end; and to maintain the following financial ratios for each insurance company subsidiary:

•	adjusted capital and surplus in excess of 215% of the authorized control level risk-based capital as of each fiscal year end; and

•	a ratio of net premiums written to statutory capital and surplus of not more than 2.5 to 1.0 and a ratio of gross premiums written to statutory capital and surplus of not more than 3.0 to 1.0 as of each fiscal year end.
      At December 31, 2003, the Company received a debt covenant waiver from its senior lender with regards to one covenant requiring that each insurance subsidiary not exceed a net premiums written to statutory capital and surplus ratio of 2.5 to 1.0. For the year ended December 31, 2003, North Pointe Insurance had a ratio of 2.62 to 1.0. The waiver modified the ratio to 2.75 to 1.0. The Company was in compliance with all debt covenants at December 31, 2004.
      Maturities of outstanding debt at December 31, 2004 are as follows:

Year	Amount

(In thousands
of dollars)
2005	$3,300
2006	10,212
2007	3,300
2008	3,250

Total debt	$20,062

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

13.	Commitments and Contingencies
      The Company occupies office space in Michigan under a noncancelable operating lease expiring in 2006 with a company in which the Chief Executive Officer has a minority ownership interest. The Company also occupies space in Illinois and Florida under noncancelable operating leases with independent landlords.
      At December 31, 2004, future minimum lease payments are as follows:

	Minimum	Minimum
	Lease	Sublease	Net Future
Year Ended	Commitments	Revenue	Commitments

	(In thousands of dollars)
2005	$1,301	$(219)	$1,082
2006	826	(232)	594
2007	595	(244)	351
2008	608	(251)	357
2009	486	(174)	312

	$3,816	$(1,120)	$2,696

      Lease expense was $1,226,000, $990,000 and $348,000 in 2004, 2003 and 2002, respectively. Sublease rental income was $197,000 and $109,000 in 2004 and 2003, respectively. There was no sublease rental income in 2002.
      Prior to the acquisition of the Original Subsidiaries, North Pointe Financial had significantly reduced its workforce in Illinois which reduced office space requirements. The Company has sublet substantially all this space at a rate that is less than the minimum lease commitment of the Company. A liability of approximately $621,000 and $755,000 reflecting the net present value of the difference between the future minimum lease payments owed by the Company and the future minimum lease revenue in the sublease was outstanding as of December 31, 2004 and 2003, respectively. The future minimum lease payments and future minimum sublease revenue of the Illinois property is included in the table above.
      The Company is involved in litigation arising in the ordinary course of operations. The Company has vigorously defended such litigation. While the results of litigation cannot be predicted with certainty, management is of the opinion, after reviewing these matters with legal counsel, that the final outcome of such litigation will not have a material effect upon the Company’s financial statements.

14.	Guaranty Funds
      The Company’s insurance subsidiaries participate in the guaranty associations of the various states in which they write insurance business. Guaranty fund assessments are accrued at the time of insolvencies. The Company accrues for these costs when they can be reasonably estimated by management based upon the current information available. The Company accrued guaranty fund assessments of $384,000 and $487,000 at December 31, 2004 and 2003, respectively. The Company expensed guaranty fund assessments of $387,000, $569,000 and $293,000 in 2004, 2003 and 2002, respectively.

15.	Related Party Transactions
      An independent claims adjusting company, wholly owned by a director of North Pointe Insurance and North Pointe Financial who is also the father of the Vice President of Claims, provides claims services to the Company. Total fees for these services, which are included in the loss adjustment expenses, were $60,000, $183,000 and $90,000 in 2004, 2003 and 2002, respectively.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      In September 2004, the Company sold the renewal rights of approximately 100 liquor liability policies, to an insurance company for which the Company has a management services agreement providing all of the accounting, premium collections and claims adjusting and processing. The Company recorded revenues from management services provided to that insurance company of $60,000, $57,500 and $40,000 in 2004, 2003 and 2002, respectively. The Chief Executive Officer and Chief Operating Officer of the Company, also, held minority ownership interests in that insurance company.
      The sales price for the renewal rights was $285,000 which the Company recorded as a gain on sale of business in 2004. The Company and the buyer also entered into mutual non-compete agreements.
      A director of the Company’s board and minority shareholder of the Company is paid $5,000 per month for monitoring and evaluating the investments of, and investment advisory services provided to the Company. The Company expensed $60,000, $60,000 and $5,000 in 2004, 2003 and 2002, respectively, for this service. The services began in December of 2002.
      The Chief Executive Officer and the Chief Operating Officer were paid $33,000 and $5,000 per quarter, respectively, for their guarantees on the senior debt. The Company expensed $151,000, $151,000 and $75,000 in 2004, 2003 and 2002, respectively, as compensation for the guarantees.
      The Chief Executive Officer owns a minority interest in a partnership that owns the Michigan office building. Lease expense of $729,000, $707,000 and $289,000 in 2004, 2003 and 2002, respectively, was attributable to that building. A company wholly owned by the Chief Operating Officer manages the Michigan office building. Total fees for these services were $35,000, $35,000 and $15,000 in 2004, 2003 and 2002, respectively.
      Prior to the buy back of the preferred stock, the sole preferred shareholder was engaged by the Company under a consulting services agreement to provide various corporate management and finance consulting services. The preferred shareholder was paid $6,000 per month for such services. The Company expensed $38,000, $75,000 and $41,000 for these services in 2004, 2003 and 2002, respectively.
      One of the directors of the Company is a shareholder, vice president and director of a law firm that provided legal services to the Company. The Company expensed legal fees of $5,000, $7,000 and $50,000 in 2004, 2003 and 2002, respectively, for services provided by that law firm.
      On March 31, 2004, the Company sold 376 shares of common stock for $15,000 to the Vice President of Claims. On January 1, 2003, the Company sold 10,000 shares of common stock for $150,000 to the Vice President of Finance. In both cases, management has determined that the stock was sold at fair value resulting in no charge to employee compensation expense.

16.	401(k) Profit Sharing Plan
      The Company and its subsidiaries sponsor a contributory 401(k) profit-sharing plan. All employees of the Company and its subsidiaries who have completed six months of service and attained the age of 19 are eligible for participation in the plan. Company contributions, other than matching employee contributions up to 4 percent of compensation, are discretionary. Company contributions, including matching contributions, are fully vested after three years. In 2004, 2003 and 2002, the Company expensed $396,000, $329,000 and $220,000, respectively, relating to contributions to this plan.

17.	Earnings Per Share
      Set forth below is the reconciliation between net income and income used to compute earnings per share, and the reconciliation between the number of weighted average shares outstanding for computing basic versus diluted earnings per share for the period ended December 31. The weighted average shares outstanding for all

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
periods presented contemplates the 8.49 to 1.00 common stock split which will occur upon the effective date of the Company’s initial public offering:

	2004	2003	2002

	(Restated)
	(In thousands of dollars, except share data)
Net income (used for diluted EPS)	$11,433	$6,569	$13,666
Purchase price of preferred stock in excess of face value	(888)	—	—
Preferred dividends	(80)	(160)	(72)

Income used for basic EPS	$10,465	$6,409	$13,594

Weighted average shares outstanding	5,052,171	5,503,893	2,857,525
Effect of dilutive securities
Redeemable cumulative convertible preferred stock	673,674	1,474,579	751,980
Warrants	134,735	294,915	150,396

Diluted weighted average shares outstanding	5,860,580	7,273,387	3,759,901

Basic earnings per share	$2.07	$1.16	$4.76
Diluted earnings per share	$1.95	$.90	$3.63

18.	Capital and Surplus and Restrictions Thereon
      As of December 31, 2004 and 2003, $204,236,000 and $159,757,000, respectively, of consolidated assets represent assets of the Company’s insurance operations that are subject to regulation and may not be transferred in the form of dividends, loans or advances. Dividends paid by the Company’s insurance subsidiaries are subject to limitations imposed by the domiciliary states’ insurance codes (the “Codes”). In general, under the Codes, an insurance company may pay dividends only from statutory earnings and capital and surplus. In addition, prior approval is generally required if the fair value of a dividend or distribution together with that of other dividends and distributions made within the preceding 12 months, exceeds the greater of 10% of statutory capital and surplus as of December 31, of the preceding year or the statutory net income, excluding net realized investment gains, for the immediately preceding calendar year.
      North Pointe Insurance may pay dividends of approximately $3,250,000 in 2005 without prior approval. However, the OFIS has the authority to prohibit payment of any dividend. No dividends can be paid out of North Pointe Casualty in 2005 without prior approval.
      The senior debt facility prohibits the distribution of dividends from the Company to its common shareholders.
      The National Association of Insurance Commissioners (“NAIC”) has adopted risk-based capital requirements that require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital formula attempts to measure statutory capital and surplus needs based on the risks in an insurance company’s mix of products and investment portfolio. The risk-based capital formula is used by state insurance regulators to monitor trends in an insurance company’s statutory capital and surplus, for the purpose, if necessary, of initiating regulatory action. The Company’s insurance subsidiaries are required to submit a report of their risk-based capital levels to their respective state regulators as of each calendar year end.
      Under the formula, a company first determines its authorized control level risk-based capital. This authorized control level takes into account a company’s (1) asset risk; (2) credit risk; (3) underwriting risk; and (4) all other business risks and such other relevant risks as are set forth in the RBC instructions. The

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
company then compares its total adjusted capital against its authorized control level risk-based capital to determine its actual risk-based capital level. A company’s total adjusted capital is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide.
      The risk-based capital requirements provide for four different levels of regulatory attention, each level providing an increasing degree of regulatory oversight and intervention as an insurance company’s risk-based capital declines.
      At December 31, 2004, the Company’s insurance subsidiaries had risk-based capital levels in excess of an amount that would require any regulatory intervention.
      In addition, the State of Michigan requires property and casualty insurance companies to maintain a ratio (in which gross premiums written is the numerator and total capital and surplus is the denominator) that does not exceed 3.0 to 1.0 (the “Premiums to Surplus Ratio”). North Pointe Insurance’s Premiums to Surplus Ratio as of December 31, 2004, 2003 and 2002 is 2.74, 2.96 and 2.97, respectively.
      North Pointe Insurance, North Pointe Casualty and Universal Fire & Casualty file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by OFIS, the FDFS and the IDOI, respectively. The principal differences for statutory financial statements are; policy acquisition costs are not deferred, bonds are generally carried at amortized cost and, certain assets are non-admitted and charged directly to surplus.
      Statutory surplus at December 31, 2004, 2003 and 2002 and statutory net income of the Company’s insurance subsidiaries for the years then ended are as follows:

	2004	2003	2002

	(In thousands of dollars)
Statutory capital and surplus
North Pointe Insurance	$32,882	$29,706	$24,104
North Pointe Casualty	15,018	—	—
Universal Fire & Casualty	—	—	5,003
Statutory net income (loss)
North Pointe Insurance	$2,826	$1,769	$3,408
North Pointe Casualty	(500)	—	—
Universal Fire & Casualty	—	—	649
      The Company contributed $1,950,000 to North Pointe Casualty in December 2004 to ensure North Pointe Casualty’s statutory capital and surplus remained above $15,000,000 to satisfy certain regulatory requirements. Of the $1,950,000 contribution, $400,000 was paid in cash in December 2004 and the remainder was paid in 2005. The FDFS permitted North Pointe Casualty to report the $1,550,000 remaining receivable from its parent as an asset on its December 31, 2004 statutory balance sheet. This accounting differs from the accounting practice promulgated by NAIC Statutory Accounting Practices (“SAP”). Under NAIC SAP the receivable would not have been recorded as an asset and North Pointe Casualty’s statutory capital and surplus would have been lower by $1,550,000 as of December 31, 2004.
      The Company made contributions to North Pointe Insurance in 2003 and 2002 to ensure sufficient statutory capital and surplus to remain below the 3.0 to 1.0 Premiums to Surplus Ratio maximum stipulated by OFIS. The Company and North Pointe Insurance made contributions to Universal Fire & Casualty to maintain $5.0 million of capital and surplus as required by the agreement, entered into in November 2002, to sell Universal Fire & Casualty.
      The Company contributed a total of $1.2 million and $2.8 million to North Pointe Insurance in the form of Universal Fire & Casualty stock and cash in 2003 and 2002, respectively. The Company and North Pointe Insurance contributed a total of $587,000 and $700,000 in cash to Universal Fire & Casualty in 2003.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      On December 31, 2002, NPHC contributed 60% of its ownership in Universal Fire & Casualty to North Pointe Insurance in an effort to maintain adequate surplus for the 3.0 to 1 .0 Premiums to Surplus Ratio as of December 31, 2002. Accordingly, as of December 31, 2002, 60% of Universal Fire & Casualty’s statutory capital and surplus is included in North Pointe Insurance’s statutory capital and surplus. The combined statutory capital and surplus of the two insurance entities, without double counting Universal Fire & Casualty’s capital and surplus, was $26,105,000 as of December 31, 2002. As discussed in Note 1, Universal Fire & Casualty was no longer owned by North Pointe Insurance or the Company at December 31, 2003.
      North Pointe Insurance recorded in its statutory financial statements a $500,000 contribution from its parent in 2002 which was not paid until 2003. OFIS permitted North Pointe Insurance to report the receivable from its parent as an asset on its December 31, 2002 statutory balance sheet. This accounting differs from the accounting practice promulgated by NAIC SAP. Under NAIC SAP the receivable would not have been recorded as an asset and North Pointe Insurance’s statutory capital and surplus would have been lower by $500,000 as of December 31, 2002.

19.	Subsequent Events
      In February 2005, North Pointe Financial purchased 100% of the ownership interest in Northwestern Zodiac Limited Partnership (“Northwestern Zodiac”) for $1,500,000. Northwestern Zodiac’s sole operating asset was the building in Southfield, Michigan that the Company leases. The Chief Executive Officer owned a minority interest in Northwestern Zodiac. At the time of acquisition, management estimated the building’s fair value to be approximately $4,000,000 and Northwestern Zodiac had an outstanding mortgage debt of $2,500,000, which was assumed by North Pointe Financial.

20.	Segment Information
      The Company evaluates its operations through three operating segments: commercial lines insurance, personal lines insurance and administrative services.
      The Company’s commercial lines segment offers property and casualty insurance products to the commercial market in 20 states with 80.3% of the business written in Michigan and Florida.
      The commercial lines cover the hospitality (including liquor liability) and bowling industries, other small commercial accounts (including business owners policies), commercial automobiles and certain other, minor programs.
      The personal lines segment provides insurance for non-standard private passenger automobiles in Michigan and non-standard homeowners, primarily in Illinois and Indiana.
      Substantially all revenues generated from commercial and personal lines are from non-affiliated sources. The Company does not have a reliance on any major customer. Substantially all of the revenues from the administrative services segment are derived from services provided to the commercial and personal lines segments which are operated within the affiliated insurance companies. The remaining revenues are derived from non-affiliated sources for installment fees, commissions and premium finance activities.
      The administrative services segment is operated within the non-insurance companies. Intercompany service agreements, which have been approved by the respective state insurance departments, are in place to stipulate the administrative services to be provided by the administrative services operations and corresponding fees to be paid by the insurance companies.
      The Company evaluates segment profitability based on income before federal income taxes and extraordinary items. Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable.

North Pointe Holdings Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The following are the revenues and income (loss) before federal income tax expense and extraordinary item for the years ended December 31, 2004 and 2003 and the period from June 26, 2002 through December 31, 2002, by operating segment.

	2004	2003	2002

	(In thousands of dollars)
Total revenues
Commercial lines products
Liability	$21,551	$17,795	$5,554
Property	7,128	5,258	1,506
Commercial multi-peril	18,968	13,313	3,937
Commercial automobile	5,412	6,928	2,722
Other	2,276	2,182	962

Total commercial lines	55,335	45,476	14,681
Personal lines products
Personal automobile	15,110	16,674	7,580
Homeowners	6,512	6,590	1,554

Total personal lines	21,622	23,264	9,134
Administrative services
Affiliated companies	25,598	22,467	9,664
Nonaffiliated companies	2,222	2,047	1,155

Total administrative services	27,820	24,514	10,819
Corporate and eliminations
Investment activity	3,263	3,438	2,428
Sales of businesses	4,285	200	—
Eliminations	(25,598)	(22,467)	(9,664)

Total revenues	$86,727	$74,425	$27,398

Income (loss) before federal income tax expense and extraordinary item
Commercial lines products
Liability	$2,652	$3,095	$486
Property	(536)	867	(58)
Commercial multi-peril	153	706	576
Commercial automobile	1,109	936	(1,582)
Other	(1,270)	327	356

Total commercial lines	2,108	5,931	(222)
Personal lines products
Personal automobile	(1,932)	(3,467)	1,198
Homeowners	270	340	(426)

Total personal lines	(1,662)	(3,127)	772
Administrative services	5,920	4,896	2,328
Corporate
Investment activity	3,263	3,438	2,428
Gains on sales of businesses	4,285	200	—
Other income (expense), net	(1,870)	(1,044)	(1,049)

Total income before federal income tax expense and extraordinary item	$12,044	$10,094	$4,257

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
North Pointe Financial Services, Inc. and Subsidiaries,
Universal Fire & Casualty Insurance Company, and
Alliance Surety Holdings, Inc.
      In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of North Pointe Financial Services, Inc. and Subsidiaries, Universal Fire & Casualty Insurance Company, and Alliance Surety Holdings, Inc. (the “Companies”), wholly-owned subsidiaries of Queensway Holdings, Inc., at June 25, 2002 and December 31, 2001, and the results of their operations and their cash flows for the period and year then ended, respectively, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedules are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
Grand Rapids, Michigan
December 15, 2004

North Pointe Companies
Combined Balance Sheets
June 25, 2002 and December 31, 2001

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
ASSETS
Investments
Debt securities, available for sale, at fair value	$68,300	$67,016
Preferred stocks, at fair value	2,284	2,283
Common stocks, at fair value	3,323	4,414
Common stock, affiliate	—	3,150

Total investments	73,907	76,863

Cash and cash equivalents	13,409	13,984
Restricted cash	2,648	2,537
Accrued investment income	1,084	1,003
Premiums and agent balances receivable	16,987	19,900
Reinsurance recoverable on
Paid losses	3,731	4,087
Unpaid losses	27,937	30,498
Prepaid reinsurance premiums	5,323	4,454
Deferred policy acquisition costs	5,937	5,374
Deferred federal income taxes	7,057	6,764
Due from affiliates	—	312
Prepaid expenses and other assets	7,660	5,525

Total assets	$165,680	$171,301

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Losses and loss adjustment expenses	$84,197	$87,201
Unearned premiums	31,080	31,266
Amounts due to reinsurers	3,700	3,474
Accounts payable and accrued expenses	5,638	5,333
Premiums in advance	2,494	3,725
Bank debt	1,060	1,289
Due to affiliates	1,554	578
Other liabilities	2,182	1,412

Total liabilities	$131,905	$134,278

Commitments and contingencies
Shareholder’s equity
Common stock (Note 9)	$1,016	$1,016
Additional paid-in capital	18,910	18,910
Preferred stock	250	250
Retained earnings	13,046	16,629
Accumulated other comprehensive income
Net unrealized gains on investments, net of deferred federal income taxes of $284 and $112, respectively	553	218

Total shareholder’s equity	33,775	37,023

Total liabilities and shareholder’s equity	$165,680	$171,301

The accompanying notes are an integral part of these combined financial statements.

North Pointe Companies
Combined Statements of Income
Period Ended June 25, 2002 and Year Ended December 31, 2001

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Revenues
Direct premiums written	$38,667	$76,113
Assumed premiums written	154	11,775
Premiums ceded	(8,798)	(14,291)

Net premiums written	30,023	73,597
Decrease (increase) in unearned premiums	1,055	(10,215)

Net premiums earned	31,078	63,382
Investment income, net of investment expenses	1,822	4,641
Net realized capital (losses) gains	(108)	2,542
Installment fees and other income	1,424	4,095

Total revenues	34,216	74,660

Expenses
Losses and loss adjustment expenses	17,712	45,267
Policy acquisition costs	7,584	16,039
Other underwriting and operating expenses	9,362	12,798
Interest expense	28	67

Total expenses	34,686	74,171

(Loss) income before equity in loss of affiliate and federal income tax benefit	(470)	489
Equity in loss of affiliate	—	(552)

Loss before federal income tax benefit	(470)	(63)

Federal income tax benefit	(69)	(554)

Net (loss) income	$(401)	$491

The accompanying notes are an integral part of these combined financial statements.

North Pointe Companies
Combined Statements of Shareholder’s Equity and Comprehensive Income
Period Ended June 25, 2002 and Year Ended December 31, 2001

					Accumulated
		Additional			Other
	Common	Paid-in	Preferred	Retained	Comprehensive
	Stock	Capital	Stock	Earnings	Income	Total

	(In thousands of dollars)
Balances, January 1, 2001	$1,016	$18,910	$250	$18,555	$1,092	$39,823
Dividends				(2,417)		(2,417)
Comprehensive income
Net income				491		491
Unrealized loss on investments, net of deferred federal income taxes of $450					(874)	(874)

Total comprehensive loss						(383)

Balances, December 31, 2001	1,016	18,910	250	16,629	218	37,023
Dividends				(3,182)		(3,182)
Comprehensive income
Net loss				(401)		(401)
Unrealized gain on investments, net of deferred federal income taxes of $(172)					335	335

Total comprehensive loss						(66)

Balances, June 25, 2002	$1,016	$18,910	$250	$13,046	$553	$33,775

The accompanying notes are an integral part of these combined financial statements.

North Pointe Companies
Combined Statements of Cash Flows
Period Ended June 25, 2002 and Year Ended December 31, 2001

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Cash flows from operating activities
Net (loss) income	$(401)	$491
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Equity in loss of affiliate	—	552
Depreciation and amortization	576	537
Bad debt expense	(50)	460
Net loss (gain) on sales and other dispositions of investments	158	(2,542)
Deferred federal income tax benefit	(465)	(669)
Changes in assets and liabilities
Restricted cash	(111)	(2,337)
Accrued investment income	(81)	56
Premiums and agent balances receivable	2,963	(7,486)
Reinsurance recoverable, net of amounts due reinsurers	3,143	(11,818)
Prepaid reinsurance premiums	(869)	(625)
Deferred policy acquisition costs	(563)	(2,005)
Prepaid expenses and other assets	(2,107)	(406)
Losses and loss adjustment expenses	(3,004)	19,152
Unearned premiums	(186)	10,841
Accounts payable and accrued expenses	305	559
Premiums in advance	(1,231)	396
Other liabilities	1,747	784

Net cash (used in) provided by operating activities	(176)	5,940

Cash flows from investing activities
Proceeds from maturities and calls of debt securities	2,148	11,666
Proceeds from sales of debt securities	2,093	40,299
Proceeds from sales of equity securities	873	6,838
Proceeds from sale of discontinued operations	—	3,076
Purchase of book of business	—	(1,500)
Purchases of debt securities	(4,854)	(56,027)
Purchases of equity securities	(317)	(2,960)
Purchases of fixed assets	(81)	(574)

Net cash (used in) provided by investing activities	(138)	818

Cash flows from financing activities
Borrowings from banks	2,056	4,302
Repayments of bank debt	(2,285)	(4,006)
Dividends to parent	(32)	(2,417)

Net cash used in financing activities	(261)	(2,121)

(Decrease) increase in cash and cash equivalents	(575)	4,637
Cash and cash equivalents
Beginning of period	13,984	9,347

End of period	$13,409	$13,984

Supplemental cash flow information — cash paid during the period for
Interest	$24	$69
Federal income taxes	—	—
Supplemental disclosure of noncash financing activities
Dividend of equity interest in subsidiary to parent	3,150	—
The accompanying notes are an integral part of these combined financial statements.

North Pointe Companies
Notes to Combined Financial Statements
1.     Description of Business
      The combined financial statements are comprised of the financial statements of North Pointe Financial Services, Inc. and Subsidiaries (“North Pointe Financial”), Universal Fire & Casualty Insurance Company (“Universal Fire & Casualty”) and Alliance Surety Holdings, Inc., (collectively referred to as “the Companies”). The Companies were directly or indirectly wholly owned by Queensway Holdings, Inc. (“Queensway”). Queensway is wholly owned by Queensway Financial Holdings Limited, a Toronto-based holding company. The Companies were sold in a single transaction to North Pointe Holdings Corporation on June 26, 2002.
      The Companies offer insurance products in 13 states with gross premiums written in Michigan, Florida, Illinois and Indiana representing 51.6%, 25.7%, 13.6% and 3.0%, respectively, of total gross premiums written for the period ended June 25, 2002.
      The Companies market their insurance products through a network of approximately 2,200 independent agents. For the period ended June 25, 2002, the single largest agent wrote 5.3% of gross premiums written and the top five agents produced 19.4% of the gross premiums written. No other agent produced more than 1.8% of the gross premiums written in that period.
      North Pointe Financial is an insurance holding company and provides marketing, collections, and managerial services to North Pointe Insurance Company (“North Pointe Insurance”) and Universal Fire & Casualty.
      North Pointe Financial is the sole shareholder of North Pointe Insurance and N.P. Premium Finance Company (“NP Premium”). North Pointe Insurance is a Michigan-domiciled property and casualty insurance company licensed and regulated by the State of Michigan Office of Financial and Insurance Services (“OFIS”). NP Premium is a Michigan-domiciled premium finance company, with customers located in several states within the Midwest, financing premiums principally written by North Pointe Insurance.
      North Pointe Insurance principally writes liquor liability, and general liability, property, commercial multi-peril and commercial automobile insurance for businesses such as restaurants, bars, taverns, small grocery and convenience stores, bowling centers, automobile repair facilities, artisan contractors and other commercial accounts. Additionally, North Pointe Insurance provides personal automobile liability and physical damage insurance coverage in Michigan and commercial automobile liability and physical damage insurance coverage in Illinois and Ohio.
      North Pointe Financial owned 50% of Queens Pointe Financial Services (“Queens Pointe Financial”). The other 50% is owned by Queensway Financial Holdings Limited. North Pointe Financial transferred its ownership interest in Queensway Pointe Financial to Queensway on June 25, 2002 in the form of a dividend.
      Universal Fire & Casualty is an Indiana-domiciled property and casualty insurance company licensed by the Indiana Department of Insurance (“IDOI”). Universal Fire & Casualty principally writes homeowners, dwelling fire and other liability insurance in Indiana, Illinois and Missouri.
      Alliance Surety Holdings was the sole shareholder of Atlantic Alliance Fidelity and Surety Company (“Atlantic Alliance”) which it sold in April 2001. All losses attributable to the disposition of Atlantic Alliance were recorded at the measurement date in 2000.
2.     Summary of Significant Accounting Policies

Basis of Financial Presentation and Principles of Combination
      The accompanying combined financial statements include the accounts of the Companies and their wholly-owned subsidiaries. All significant intercompany balances have been eliminated. The accompanying

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). For the insurance subsidiaries, this presentation differs from the basis of accounting followed in reporting to insurance regulatory authorities. North Pointe Financial’s 50% ownership interest in Queens Pointe Financial was accounted for under the equity method.

Investments
      All of the Companies’ securities have been classified as available for sale. Available for sale securities are those securities that would be available to be sold in the future in response to the Companies’ liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available for sale securities are reported at fair value, with unrealized gains and losses reported as a separate component of shareholder’s equity, net of deferred taxes.
      Realized gains and losses on sales of investments are determined on the basis of specific identification. Dividend and interest income are recognized when earned. Discounts or premiums on debt securities purchased at other than par value are amortized using the constant yield method.
      The fair values of investments represent quoted market values from published market sources, if readily marketable, or at management’s estimate of fair value, if not readily marketable.
      Investments are periodically reviewed for impairment with any impairment recognized as a realized loss in the combined statement of income.

Cash and Cash Equivalents
      Cash equivalents include overnight interest-bearing deposits, and short-term investments which have an original maturity of three months or less at the time of purchase.

Premiums and Agents Balances Receivable
      The majority of premiums written are collected prior to providing risk coverage, minimizing the Companies’ exposure to credit risk. The Companies establish an allowance for doubtful accounts for their premiums and agents balances receivable based on specific credit exposures, prior experience and the days outstanding of the premiums and agents balances receivable. The premiums and agents balances receivable is net of an allowance of $898,000 and $948,000 as of June 25, 2002 and December 31, 2001, respectively.

Deferred Policy Acquisition Costs
      Commissions and other costs of acquiring insurance business that vary with and are primarily related to the production of new and renewal business are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Deferred policy acquisition costs are limited to the amount recoverable from future earned premiums. Investment earnings are anticipated in determining the recoverability of such deferred amounts. Deferred policy acquisition costs are reduced by deferred ceding commission.

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Recoverables
      Unpaid losses and loss adjustment expenses (“LAE”), also known as loss and LAE reserves, include an amount for reported losses and an amount for losses incurred but not reported. LAE reserves represent the estimated expenses required to fully settle the unpaid losses. Incurred but not reported losses are determined using past experience of unreported losses. Reinsurance recoverables represent amounts currently due from reinsurers on paid losses and LAE and amounts recoverable from reinsurers on unpaid losses and LAE.
      Such unpaid losses and LAE, and related recoverables are necessarily based upon estimates, and while management believes that the amounts are adequate, the ultimate liability and recoverable may be more or

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
less than the amounts provided. The methods for making such estimates and for establishing the resulting reserves and recoverables are continually reviewed, and any adjustments are reflected in current operations.

Reinsurance
      Reinsurance premiums and losses related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The Companies record all reinsurance recoverables and prepaid reinsurance premiums as assets. Premiums ceded to other companies have been reported as a reduction of premium income. Reinsured losses incurred are reported as a reduction of loss and loss adjustment expenses on the accompanying combined statement of income. In the event of nonperformance by reinsurers, the Companies remain primarily liable to its policyholders.

Revenue Recognition
      Premiums, net of reinsurance, are earned and recognized as revenue ratably over the periods of the policies. Unearned premium reserves represent the portion of premiums written applicable to the unexpired terms of policies in-force, and are computed on the monthly pro rata basis.
      Premium deficiency reserves are required for the amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed that are in excess of the recorded unearned premium reserve on existing policies and anticipated investment income.
      Installment fees and other service fees are earned over the life of the policy.
      Premium finance interest and charges are recognized over the contract term under a method which approximates the interest method.

Segment Reporting
      The Company manages its operations through three reportable segments: commercial insurance lines, personal insurance lines and administrative services. Segment operations are addressed in Note 16.

Federal Income Taxes
      The Companies filed a consolidated federal income tax return with its parent, Queensway, through the date of sale, June 25, 2002.
      The Companies recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases based on enacted laws and statutory tax rates.

Use of Estimates
      The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.
      Certain significant accounts which are dependent upon management’s estimates include the liability for unpaid losses and loss adjustment expenses and reinsurance recoverables.

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
3.     Investments
      The cost or amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investments at June 25, 2002 and December 31, 2001, are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands of dollars)
June 25, 2002
U.S. government and agency securities	$36,714	$844	$86	$37,472
Corporate bonds	21,003	373	216	21,160
Mortgage-backed securities	7,118	128	—	7,246
Obligations of states and political subdivisions	2,292	130	—	2,422

Total debt securities	67,127	1,475	302	68,300

Preferred stocks	2,283	33	32	2,284
Common stocks	3,659	171	507	3,323

Total	$73,069	$1,679	$841	$73,907

December 31, 2001
U.S. government and agency securities	$35,925	$450	$249	$36,126
Corporate bonds	22,014	209	149	22,074
Mortgage-backed securities	6,163	90	47	6,206
Obligations of states and political subdivisions	2,548	81	19	2,610

Total debt securities	66,650	830	464	67,016

Preferred stocks	2,283	41	41	2,283
Common stocks	4,449	445	480	4,414

Total	$73,382	$1,316	$985	$73,713

      The amortized cost and estimated fair value of debt securities by contractual maturity at June 25, 2002 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value

	(In thousands of dollars)
June 25, 2002
Due within one year	$2,641	$2,657
Due after one year through five years	43,901	44,892
Due after five years through ten years	9,480	9,505
Due after ten years	3,987	4,000
Mortgage-backed securities	7,118	7,246

	$67,127	$68,300

      Gross proceeds from sales of debt securities sold at the discretion of the Companies during the period ended June 25, 2002 and during the year ended December 31, 2001, were $2,093,000 and $40,299,000, respectively, on which gross gains of $68,000 and $2,082,000 and gross losses of $0 and $233,000 were

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
realized, respectively. Gross proceeds from sales of stocks during the period ended June 25, 2002 and the year ended December 31, 2001, were $873,000 and $6,838,000, respectively, on which gross gains of $59,000 and $502,000 and gross losses of $242,000 and $0 were realized, respectively.
      The Companies had $311,000 and $200,000 in restricted cash as of June 25, 2002 and December 31, 2001, respectively. The restricted cash consisted of $200,000 and $200,000 of cash held on deposit with regulators and $111,000 and $0 held on deposit by a bank as part of the collateral for a letter of credit as of June 25, 2002 and December 31, 2001, respectively.
      At June 25, 2002 and December 31, 2001, a combination of cash and securities with a carrying value of $2,337,000, was on deposit as collateral for a letter of credit.
      Net investment income for the period ended June 25, 2002 and the year ended December 31, 2001, was as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Interest income from
Debt securities	$1,784	$3,767
Cash, cash equivalents and short-term investments	187	521
Dividends from
Preferred stocks	57	171
Common stocks	34	668

	2,062	5,127
Less: Investment expenses	240	486

Net investment income	$1,822	$4,641

      Increase (decrease) in net unrealized gains on investments during the period ended June 25, 2002 and for the year ended December 31, 2001 were as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Debt securities	$806	$(849)
Preferred stock	2	28
Common stock	(301)	(503)
Deferred federal income taxes	(172)	450

	$335	$(874)

4.     Fair Value of Financial Instruments
      Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the fair value information about their financial instruments. This standard excludes certain insurance related financial assets and liabilities and all non-financial instruments from its disclosure requirements.
      Due to the short-term nature of cash and cash equivalents, premiums and agent balances receivable and accrued interest, their carrying value approximates their estimated fair value. Since debt and equity securities are recorded in the financial statements at their estimated fair market values as securities available-for-sale under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, their carrying value

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
is their estimated fair market value. In addition, the lines of credit bear variable rate interest, so their carrying value approximates their fair value.
5.     Deferred Policy Acquisition Costs
      Changes in deferred policy acquisition costs for the period ended June 25, 2002 and the year ended December 31, 2001 are as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Balance, beginning of period	$5,374	$3,369
Additions	8,147	18,044
Amortization	(7,584)	(16,039)

Balance, end of period	$5,937	$5,374

6.     Liability for Unpaid Losses and Loss Adjustment Expenses
      The Companies regularly update their reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior reserve estimates are reflected in the results of operations in the year such changes are determined to be needed and recorded. Activity in the reserves for losses and loss adjustment expenses for the period ended June 25, 2002 and the year ended December 31, 2001 is summarized as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Balance, beginning of period	$87,201	$68,049
Less: Reinsurance recoverables	30,498	19,745

Net balance	56,703	48,304
Incurred related to
Current year	19,397	49,045
Prior years	(1,685)	(3,778)

Total incurred	17,712	45,267

Paid related to
Current year	5,484	18,973
Prior years	12,671	17,895

Total paid	18,155	36,868

Net balance, end of period	56,260	56,703
Plus: Reinsurance recoverables	27,937	30,498

Balance, end of period	$84,197	$87,201

      Management believes the estimate of the ultimate liability for losses and LAE at June 25, 2002 and December 31, 2001 is reasonable and reflective of the anticipated ultimate experience. However, due to the uncertainty inherent in estimating such liabilities it is reasonably possible that the ultimate settlement of the losses and the related loss adjustment expenses may vary significantly from the estimated amounts included in the accompanying financial statements.

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
      The favorable development is attributable to two lines of business, commercial auto liability and private passenger auto liability. In 1996, North Pointe Insurance began writing non-standard private passenger auto insurance and acquired a commercial auto liability book of business in October 1998. Until North Pointe Insurance accumulated its own historical actuarial results, management established reserves based on industry trends and actuarial results. The company’s actual losses settled at less than the recorded reserves.
7.     Reinsurance
      Substantially all of the Companies reinsurance agreements are excess of loss programs with retentions of $100,000 and $150,000 for the period ended June 25, 2002 and the year ended December 31, 2001, respectively. For the period ended June 25, 2002 and the year ended December 31, 2001, the Company also carried catastrophic reinsurance coverage equal to $15,000,000 and $25,000,000, respectively, in excess of $2,000,000 of retained losses; and clash reinsurance coverage equal to $6,000,000 and $3,000,000, respectively, in excess of $1,000,000 of retained losses. These reinsurance arrangements help diversify the Companies’ business and minimize its losses arising from large risks or from hazards of an unusual nature.
      There are no reinsurance coverage limits on the personal auto personal injury protection coverage which is reinsured by the Michigan Catastrophic Claims Association (“MCCA”). In order to write automobile insurance in the State of Michigan, North Pointe Insurance must be a member of the MCCA, a statutorily created non-profit association which provides mandatory reinsurance to its members. The reinsurance provided by the MCCA indemnifies its members for 100% of the losses sustained under personal injury protection policies issued by the members in excess of specified amounts. The MCCA must provide this reinsurance and North Pointe Insurance, like all insurance companies that write automobile insurance in Michigan, must accept and pay for the reinsurance.
      Although the ceding of insurance does not discharge the original insurer from its primary liability to its policyholders, the insurance company that assumes the coverage assumes the related liability.
      Effective January 1, 2001, North Pointe Insurance purchased the unearned premium and renewal rights to a book of business formerly underwritten by Queensway International Indemnity Company (“Queensway International”), an indirect subsidiary of Queensway. The total amount of premium assumed was $11,200,000 and consisted of commercial multi-peril general liability and commercial automobile business. North Pointe Insurance paid $1,500,000 for the renewal rights.
      The following table represents the effect of such reinsurance transactions on premiums and loss and LAE:

	Direct	Assumed	Ceded	Net

	(In thousands of dollars)
June 25, 2002
Premiums written	$38,667	$154	$8,798	$30,023
Premiums earned	38,194	812	7,928	31,078
Losses and LAE incurred	23,245	1,310	6,843	17,712
Losses and LAE reserves	79,716	4,481	27,937	56,260
Unearned premium reserves	31,079	1	5,323	25,757
December 31, 2001
Premiums written	76,113	11,775	14,291	73,597
Premiums earned	65,406	11,642	13,666	63,382
Losses and LAE incurred	61,038	8,856	24,627	45,267
Losses and LAE reserves	81,772	5,429	30,498	56,703
Unearned premium reserves	30,606	660	4,454	26,812

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
      Amounts due from reinsurers, including those related to losses and loss adjustment expenses and unearned premiums, for which the Companies are contingently liable, consist of the following at June 25, 2002 and December 31, 2001:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Paid losses and LAE	$3,731	$4,087
Unpaid losses and LAE	27,937	30,498
Prepaid reinsurance premiums	5,323	4,454

Amounts due from reinsurers	$36,991	$39,039

      The Companies had reinsurance recoverables from the following reinsurers at June 25, 2002 and December 31, 2001:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
MCCA	$11,492	$9,345
General Reinsurance Corp.	8,400	6,644
PXRE Reinsurance Co.	4,766	7,481
SCOR Reinsurance Co.	2,723	3,585
Hartford Fire Insurance Co.	2,597	2,755
Swiss Reinsurance America Corp.	2,504	3,382
Motors Insurance Co.	2,167	3,497
Dorinco	528	660
Gerling Global Reinsurance	512	—
Chartwell	—	710
Other	1,302	980

Total reinsurance recoverables	$36,991	$39,039

8.     Federal Income Tax
      The provision for income taxes consists of the following:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Current tax expense	$396	$115
Deferred tax (benefit) expense relating to NOL carryforwards	161	(670)
Other deferred tax balances	(628)	1
Change in valuation allowance	2	—

Total provision for federal income tax	$(69)	$(554)

      The Companies filed a consolidated federal income tax return with its parent, Queensway, through the date of sale, June 25, 2002. The Companies are party to a tax sharing agreement with Queensway in which the Companies pay taxes to Queensway calculated as if each company was filing a separate return. The

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
Companies are jointly and severally liable for the tax liability of Queensway and any future income tax assessments which may be imposed by the internal revenue service.
      The effective tax rate is different than the amount computed at the statutory federal rate of 34% for 2002 and 2001. The reason for such differences and the related tax effect are as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Tax provision at statutory rate 34%	$(160)	$(21)
Tax effect of
Tax exempt interest	(20)	(306)
Dividend received deduction	(20)	(181)
Equity in unconsolidated subsidiary	—	188
Other, net	131	(234)

	$(69)	$(554)

      The components of deferred tax assets and liabilities at June 25, 2002 and December 31, 2001 are as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Deferred federal income tax assets
Losses and loss adjustment expenses	$2,677	$2,644
Unearned premiums	1,634	1,823
Net operating loss carryforwards	4,384	4,545
Premiums receivable	305	322
Lease obligation	402	—
Goodwill	102	68
Other	74	108

Total deferred tax assets	9,578	9,510

Deferred federal income tax liabilities
Deferred policy acquisition costs	1,432	1,827
Unrealized gain on investments	284	112

Total deferred tax liabilities	1,716	1,939

Valuation allowance	805	807

Net deferred federal income taxes	$7,057	$6,764

      At June 25, 2002, the Companies had net operating loss (“NOL”) carryforwards of approximately $12,894,000 available to offset future taxable income. These NOLs begin to expire in 2006 and are available through the year 2020. A valuation allowance has been established for those NOL’s that may not be utilized prior to their expiration.
      As of June 25, 2002 and December 31, 2001, the amounts due to affiliates on the balance sheets were reduced by a current tax recoverable from Queensway of $869,000.

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
9.     Shareholder’s Equity

Common Stock
      At June 25, 2002 and December 31, 2001, North Pointe Financial had 7.5 million authorized shares of common stock with 1,000 shares issued and outstanding with a par value of $1.00 per share and a statement value of $1,000. Universal Fire & Casualty had 400,000 authorized shares of common stock with 372,000 shares issued and outstanding with no par value and a statement value of $1,012,000. Alliance Surety Holdings had 3,000 shares authorized, issued and outstanding with a par value of $1.00 per share and a statement value of $3,000.
      In 2001, Alliance Surety Holdings paid a dividend of $2.4 million to Queensway with the proceeds from the Atlantic Alliance sale.

Preferred Stock
      At June 25, 2002 and December 31, 2001, Universal Fire & Casualty had 250 shares of preferred stock issued and outstanding with a par value of $1,000 per share, and a statement value of $250,000. The preferred stock held preferential liquidation rights.
10.     Outstanding Debt

Line of Credit
      At June 25, 2002 and December 31, 2001, the Companies owed $1,060,000 and $1,289,000 respectively, under a $1,500,000 bank line of credit, primarily used as funding for premium finance activities. The line of credit was due May 1, 2003 had a rate of 4.75% and was collateralized by substantially all the assets of NP Premium. As sufficient funds for premium financing operations were available, this line was not renewed.
11.     Commitments and Contingencies
      The Companies occupy office space in Michigan under a noncancelable operating lease expiring in 2006 with a company in which the chief executive officer of North Pointe Financial has a minority ownership interest. The Companies also occupy space in Illinois and Florida under noncancelable operating leases with independent landlords.
      At June 25, 2002 future minimum lease payments are as follows:

	Minimum	Minimum	Net
	Lease	Sublease	Future
	Commitments	Revenue	Commitments

	(In thousands of dollars)
Period Ending December 31,
2002	$616	$—	$616
2003	1,250	(109)	1,141
2004	1,276	(207)	1,069
2005	1,301	(219)	1,082
2006	826	(232)	594
2007 and thereafter	1,689	(669)	1,020

Total minimum lease commitments	$6,958	$(1,436)	$5,522

      Lease expense was $640,000 and $889,000 at June 25, 2002 and December 31, 2001, respectively.

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
      In 2002, North Pointe Financial had significantly reduced its workforce in Illinois, which reduced office space requirements. North Pointe Financial has sublet substantially all this space at a rate that is less than the minimum lease commitment. A liability reflecting the net present value of the difference between the future minimum lease payments owed by the Companies and the future minimum lease revenue in the sublease of approximately $1,182,000 was outstanding as of June 25, 2002. The future minimum lease payments and future minimum lease revenue of the Illinois property is included in the table above.
      The Companies are involved in other litigation arising in the ordinary course of operations. The Companies have vigorously defended such litigation. While the results of litigation cannot be predicted with certainty, management is of the opinion, after reviewing these matters with legal counsel, that the final outcome of such litigation will not have a material effect upon the Companies’ combined financial statements.
12.     Guaranty Funds
      The Companies participate in the guaranty associations of the various states in which they write insurance business. Guaranty fund assessments are accrued at the time of insolvencies. The Companies accrue for these costs when they can be reasonably estimated by management based upon the current information available. The Companies had a liability relating to guaranty fund assessments of $667,000 and $490,000 at June 25, 2002 and December 31, 2001, respectively. The Companies expensed guaranty fund assessments of $201,000 and $526,000 for the period ended June 25, 2002 and the year ended December 31, 2001, respectively.
13.     Related Party Transactions
      An independent claims adjusting company, wholly-owned by a North Pointe Insurance director, who is also the father of the Vice President of Claims, provides claims services to the Companies. Total fees for these services, which are included in the loss adjustment expenses, approximated $90,000 and $190,000 at June 25, 2002 and December 31, 2001, respectively.
      Queensway provides various management and information technology services to the Companies. The Companies expensed $1,532,000 for the period ended June 25, 2002, and $3,023,000 for the year ended December 31, 2001 for these services.
      North Pointe Insurance provides claims servicing to an affiliated company, Queensway International Indemnity Company. Fees for these services amounted to $180,000 for the period ended June 25, 2002 and $606,000 for the year ended December 31, 2001.
      A company in which the chief executive officer of North Pointe Financial has a minority ownership interest owns the office building in Michigan. Lease expense of $369,000 and $622,000, in 2002 and 2001, respectively, was attributable to that building.
      A company wholly owned by an officer of North Pointe Financial and North Pointe Insurance manages the office building. Total fees for these services approximated $21,000 and $33,000 for the period ended June 25, 2002 and the year ended December 31, 2001, respectively.
14.     401(k) Profit Sharing Plan
      The Companies sponsor a contributory 401(k) profit-sharing plan. All employees of the Companies and their subsidiaries who have completed six months of service and attained the age of 19 are eligible for participation in the plan. The Companies contributions, other than matching employee contributions up to 4% of compensation, are discretionary. The Companies contributions, including matching contributions, are fully vested after three years. For the period ended June 25, 2002 and the year ended December 31, 2001, the Companies expensed approximately $125,000 and $299,000, respectively, relating to contributions to this plan.

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
15.     Capital and Surplus and Restrictions Thereon
      As of June 25, 2002 and December 31, 2001, approximately $156,877,000 and $160,570,000 respectively, of combined assets represent assets of the Companies’ insurance operations that are subject to regulation and may not be transferred to Queensway in the form of dividends, loans or advances. Dividends paid by the insurance companies are subject to limitations imposed by the Michigan and Indiana Insurance Codes (the “Codes”). Under the Codes, an insurance company may pay dividends only from statutory earnings and capital and surplus. In addition, a Michigan insurer may not declare an “extraordinary” dividend to its shareholders without the prior approval of the OFIS. An extraordinary dividend or distribution is defined as a dividend or distribution of cash or other property whose fair market value, together with that of other dividends and distributions made within the preceding 12 months, exceeds the greater of 10% of statutory capital and surplus as of December 31, of the preceding year or the statutory net income, excluding net realized investment gains, for the immediately preceding calendar year. The OFIS has the authority to prohibit payment of any dividend.
      In addition, the State of Michigan requires property and casualty insurance companies to maintain a ratio (in which gross premium written is the numerator and total capital and surplus is the denominator) that does not exceed 3.0 to 1.0 (the “Premiums to Surplus Ratio”). North Pointe Insurance’s Premiums to Surplus Ratio as of December 31, 2001 is 2.94.
      North Pointe Insurance and Universal Fire & Casualty file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by OFIS and the IDOI, respectively. The principal differences for statutory financial statements are: policy acquisition costs are not deferred, bonds are generally carried at amortized cost and, certain assets are non-admitted and charged directly to surplus.
      Statutory surplus at June 25, 2002 and December 31, 2001, and statutory net income of North Pointe Insurance and Universal Fire & Casualty for the periods then ended are as follows:

	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Statutory capital and surplus
North Pointe Insurance	$18,446	$18,653
Universal Fire & Casualty	3,906	3,621
Statutory net income (loss)
North Pointe Insurance	884	(4,711)
Universal Fire & Casualty	289	420
16.     Segment Information
      The Companies evaluate their operations through three operating segments: commercial lines insurance, personal lines insurance and administrative services.
      The Companies’ commercial lines segment offers property and casualty insurance products to the commercial market in 13 states with 76% of the business written in Michigan and Florida. The commercial lines cover the hospitality (including liquor liability) and bowling industries, other small commercial accounts (including business owners policies), commercial automobiles and certain other, minor programs.
      The personal lines segment provides insurance for non-standard private passenger automobile in Michigan and non-standard homeowners, primarily in Illinois and Indiana.
      Substantially all revenues generated from commercial and personal lines are from non-affiliated sources and the Companies do not have a reliance on any major customer. Substantially all of the revenues from the

North Pointe Companies
Notes to Combined Financial Statements — (Continued)
administrative services segment are derived from affiliated services provided to the affiliated insurance companies with the remaining revenues derived from non-affiliated sources for installment fees, commissions and premium finance services.
      The administrative services segment is operated within the non-insurance companies included in these combined financial statements Intercompany service agreements, which have been approved by the respective state insurance regulators are in place to stipulate the administrative services to be provided by the administrative services operations and corresponding fees to be paid by the insurance companies.
      The Companies evaluate segment profitability based on pretax or operating profit (loss). Expense allocations are based on certain assumptions and estimates; reported segment operating results would change if different methods were applied. The Companies do not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Companies do not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable.
      The following are the revenues and (loss) income before equity in loss of affiliate and federal income tax benefit for the period ended June 25, 2002 and year ended December 31, 2001, by operating segment:

	Period Ended	Year Ended
	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
Total revenues
Commercial lines products
Liability	$7,171	$13,955
Property	1,799	2,972
Commercial multi-peril	4,321	8,474
Commercial automobile	3,801	7,381
Other	1,619	4,289

Total commercial lines	18,711	37,071
Personal lines products
Personal automobile	10,677	22,889
Homeowners	1,690	3,422

Total personal lines	12,367	26,311
Administrative services
Affiliated companies	7,708	15,759
Nonaffiliated companies	1,381	3,220

Total administrative services	9,089	18,979
Corporate and eliminations
Investment activity	1,714	7,183
Other income	43	875
Eliminations	(7,708)	(15,759)

Total revenues	$34,216	$74,660

North Pointe Companies
Notes to Combined Financial Statements — (Continued)

	Period Ended	Year Ended
	June 25,	December 31,
	2002	2001

	(In thousands of dollars)
(Loss) income before equity in loss of affiliate and federal income tax benefit
Commercial lines products
Liability	$(244)	$(1,561)
Property	271	(948)
Commercial multi-peril	329	(682)
Commercial automobile	(456)	(523)
Other	293	(307)

Total commercial lines	194	(4,021)
Personal lines products
Personal automobile	(1,292)	(5,003)
Homeowners	(459)	(129)

Total personal lines	(1,751)	(5,132)
Administrative services	(520)	1,580
Corporate and eliminations
Investment activity	1,714	7,183
Other (expense) income, net	(107)	879

(Loss) income before equity in loss of affiliate and federal income tax benefit	$(470)	$489

17.     Transfer of Equity Interest of Unconsolidated Subsidiary
      On June 25, 2002 North Pointe Financial transferred its interest in Queens Pointe Financial to Queensway. The transaction was treated as a non-cash dividend. The statement value transferred was $3,150,000 representing 50% of Queens Pointe Financial equity. Queens Pointe Financial wholly owned Consolidated Property & Casualty Insurance Company (“CPC”), a Florida-based property and casualty insurance company. CPC represented substantially all of Queens Pointe Financial’s activity and net assets. Queens Pointe Financial sold CPC on June 13, 2002 for $6,300,000.
      In 2001, Queens Pointe Financial reported CPC as a discontinued operation with a measurement date in November, 2001. All losses attributable to the sale of CPC were recorded at that time. For the period ended December 31, 2001, Queens Pointe Financial reported revenue of $8,635,000, income before discontinued operations of $259,000 and a loss from discontinued operations of $1,363,000 for a net loss of $1,104,000. The equity of Queens Pointe Financial was equal to its estimated net realizable value of CPC of $6,300,000, its sole asset. Queens Pointe Financial reported no net income in 2002.

North Pointe Holdings Corporation
Schedule I
Summary of Investments — Other than Investments in Related Parties

	December 31, 2004

			Amount at
			Which Shown
			in the
	Cost	Fair Value	Balance Sheet

	(In thousands of dollars)
Fixed Maturities:
Bonds:
U.S. government and government agencies and authorities	$33,479	$33,146	$33,146
Corporate bonds	20,043	19,795	19,795
Mortgage-backed securities	23,443	23,127	23,127

Total fixed maturities	76,965	76,068	76,068
Equity securities:
Common stocks
Public utilities	196	218	218
Banks, trust and insurance companies	832	881	881
Industrial, miscellaneous and all other	7,343	8,181	8,181

Total equity securities	8,371	9,280	9,280

Total investments	$85,336	$85,348	$85,348

North Pointe Holdings Corporation (Parent Company Only)
Schedule II — Condensed Financial Information of Registrant
Condensed Balance Sheets

	December 31,

	2004	2003

	(In thousands of dollars)
ASSETS
Investment in subsidiaries*	$56,052	$38,118
Federal income taxes-current	878	322
Federal income taxes-deferred	111	496
Other assets	791	32

Total assets	$57,832	$38,968

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$154	$27
Due to affiliates*	2,924	—
Debt	20,062	10,848

Total liabilities	23,140	10,875

Commitments and Contingencies

Redeemable cumulative convertible preferred stock (Restated)	—	2,000

Shareholder’s equity (Restated):
Common stock	5,880	6,185
Retained earnings	28,803	19,538
Accumulated other comprehensive income	9	370

Total shareholder’s equity	34,692	26,093

Total liabilities, redeemable preferred stock and shareholder’s equity	$57,832	$38,968

*	Eliminated in consolidation.
These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of North Pointe Holdings Corporation and Subsidiaries.
See notes to condensed financial statements.

North Pointe Holdings Corporation (Parent Company Only)
Schedule II — Condensed Financial Information of Registrant — (Continued)
Condensed Statements of Income

			Period From
			June 26,
			2002
	Years Ended December 31,		Through
			December 31,
	2004	2003	2002

	(In thousands of dollars)
Revenues
Dividends from subsidiaries*	$5,000	$3,210	$1,730
Investment income	—	—	14
Gain on sale of subsidiary	—	615	—

	5,000	3,825	1,744

Expenses
Interest expense	763	407	304
Other operating costs and expenses	508	531	745

	1,271	938	1,049

Income before federal income tax benefit and equity in undistributed earnings of subsidiaries	3,729	2,887	695
Federal income tax benefit	(308)	(417)	(282)

Income before equity in undistributed earnings of subsidiaries	4,037	3,304	977
Equity in undistributed income of subsidiaries*	4,491	3,265	1,829
Extraordinary item	2,905	—	10,860

Net income	$11,433	$6,569	$13,666

*	Eliminated in consolidation.
These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of North Pointe Holdings Corporation and Subsidiaries.
See notes to condensed financial statements.

North Pointe Holdings Corporation (Parent Company Only)
Schedule II — Condensed Financial Information of Registrant — (Continued)
Condensed Statements of Shareholders’ Equity
and Comprehensive Income

			Period From
	Years Ended		June 26, 2002
	December 31,		Through
			December 31,
	2004	2003	2002

	(In thousands of dollars)
Shareholders’ equity, beginning of period	$26,093	$20,666	$—
Issuance of stock	95	150	6,500
Purchase and retirement of common stock	(1,600)	(930)	—
Purchase and retirement of preferred stock	(888)	—	—
Preferred stock dividends	(80)	(160)	(72)
Comprehensive income
Net income	11,433	6,569	13,666
Unrealized loss on investments	(361)	(202)	572

Total comprehensive income	11,072	6,367	14,238

Shareholders’ equity, end of period	$34,692	$26,093	$20,666

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of North Pointe Holdings Corporation and Subsidiaries.
See notes to condensed financial statements.

North Pointe Holdings Corporation (Parent Company Only)
Schedule II — Condensed Financial Information of Registrant — (Continued)
Condensed Statement of Cash Flows

			Period From
	Years Ended		June 26, 2002
	December 31,		Through
			December 31,
	2004	2003	2002

	(In thousands of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,433	$6,569	$13,666
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Extraordinary item	(2,905)	—	(10,860)
Equity in undistributed income of subsidiaries	(4,491)	(3,265)	(1,829)
Gain on sale of subsidiary	—	(615)	—
Changes in:
Other assets	(764)	—	—
Intercompany receivable or payable	2,936	(1,460)	3,137
Accounts payable and accrued expenses	127	(19)	46
Income taxes	(171)	(554)	(264)

Net cash (used in) provided by operating activities	6,165	656	3,896
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries	—	—	(23,000)
Contributions to subsidiaries	(10,898)	(1,787)	(280)
Proceeds from sale of subsidiary	—	2,198	—

Net cash provided by (used in) investing activities	(10,898)	411	(23,280)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	95	150	6,500
Proceeds from issuance of preferred stock	—	—	2,000
Purchase and retirement of common stock	(1,600)	(930)	—
Purchase and retirement of preferred stock	(2,888)	—	—
Proceeds from issuance of bank debt	22,059	9,960	16,140
Repayment of bank debt	(12,845)	(10,079)	(5,173)
Preferred dividends paid	(80)	(160)	(72)

Net cash (used in) provided by financing activities	4,741	(1,059)	19,395

Increase in cash	8	8	11
Cash, beginning of period	19	11	—

Cash, end of period	$27	$19	$11

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of North Pointe Holdings Corporation and Subsidiaries.
See notes to condensed financial statements.

Schedule II — Condensed Financial Information of Registrant — (Continued)
Notes to Condensed Financial Statements
      The accompanying condensed financial statements of North Pointe Holdings Corporation (the “Registrant”) should be read in conjunction with the consolidated financial statements and notes thereto of North Pointe Holdings Corporation and Subsidiaries included else where in this prospectus.
      Investments in Subsidiaries includes $59.6 million and $38.9 million of investments in the Registrant’s insurance company subsidiaries as of December 31, 2004 and 2003, respectively. The insurance companies’ net assets are subject to regulation and are substantially restricted as to what can be transferred to the Registrant in the form of dividends, loans or advances.
      Refer to the North Pointe Holdings Corporation and Subsidiaries December 31, 2004 audited consolidated financial statements and notes thereto for detailed information on long-term obligations and stock rights.

North Pointe Holdings Corporation and Subsidiaries
Schedule III
Supplementary Insurance Information
Year Ended December 31, 2004

(A)	(B)	(C)	(D)	(E)	(F)

		Future Policy
		Benefits,
	Deferred	Losses,		Other Policy
	Policy	Claims and		Claims and	Net
	Acquisition	Loss	Unearned	Benefits	Premiums
Segment	Costs	Expenses	Premiums	Payable	Earned

	(In thousands of dollars)
Personal lines	$1,426	$23,993	$6,027	—	$21,622
Commercial lines	8,367	72,568	36,224	—	55,335
Administrative Operations	—	—	—	—	—

Total	$9,793	$96,561	$42,251	—	$76,957

(A)	(G)	(H)	(I)	(J)	(K)

		Benefits,	Amortization
		Claims,	of Deferred
	Net	Losses, and	Policy	Other	Net
	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Income	Expenses	Costs	Expenses	Written

Personal lines	—	$13,347	$5,242	$4,694	$19,099
Commercial lines	—	28,156	13,394	11,676	61,394
Administrative Operations	—	—	14,689	7,171
Corporate	$2,377	—		1,149
Eliminations	—	—	(14,638)	(10,960)

Total	$2,377	$41,503	$18,687	$13,730	$80,493

North Pointe Holdings Corporation and Subsidiaries
Schedule III
Supplementary Insurance Information
Year Ended December 31, 2003

(A)	(B)	(C)	(D)	(E)	(F)

		Future Policy
		Benefits,
	Deferred	Losses,		Other Policy
	Policy	Claims and		Claims and	Net
	Acquisition	Loss	Unearned	Benefits	Premiums
Segment	Costs	Expenses	Premiums	Payable	Earned

	(In thousands of dollars)
Personal lines	$1,776	$26,620	$9,094	—	$23,264
Commercial lines	5,397	49,699	29,438	—	45,476
Administrative Operations	—	—	—	—	—

Total	$7,173	$76,319	$38,532	—	$68,740

(A)	(G)	(H)	(I)	(J)	(K)

		Benefits,	Amortization
		Claims,	of Deferred
	Net	Losses, and	Policy	Other	Net
	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Income	Expenses	Costs	Expenses	Written

Personal lines	—	$15,130	$5,874	$5,387	$24,294
Commercial lines	—	18,011	11,483	10,050	51,930
Administrative Operations	—	—	13,350	6,222	—
Corporate	$2,174	—	—	668	—
Eliminations	—	—	(13,298)	(9,168)	—

Total	$2,174	$33,141	$17,409	$13,159	$76,224

North Pointe Holdings Corporation and Subsidiaries
Schedule III
Supplementary Insurance Information
Period From June 26, 2002 Through December 31, 2002

(A)	(B)	(C)	(D)	(E)	(F)

		Future Policy
		Benefits,
	Deferred	Losses,		Other Policy
	Policy	Claims and		Claims and	Net
	Acquisition	Loss	Unearned	Benefits	Premiums
Segment	Costs	Expenses	Premiums	Payable	Earned

	(In thousands of dollars)
Personal lines	$1,573	$29,341	$8,236	—	$9,134
Commercial lines	4,753	53,608	24,042	—	14,681
Administrative Services	—	—	—	—	—

Total	$6,326	$82,949	$32,278	—	$23,815

(A)	(G)	(H)	(I)	(J)	(K)

		Benefits,	Amortization
		Claims,	of Deferred
	Net	Losses, and	Policy	Other	Net
	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Income	Expenses	Costs	Expenses	Written

Personal lines	—	$4,955	$629	$2,778	$9,962
Commercial lines	—	9,872	1,011	4,020	19,712
Administrative Services	—	—	5,984	2,481	—
Corporate	$1,452	—	—	745	—
Eliminations	—	—	(5,984)	(3,679)	—

Total	$1,452	$14,827	$1,640	$6,345	$29,674

North Pointe Companies Combined Financial Statement Information
Schedule III
Supplementary Insurance Information
Period Ended June 25, 2002

(A)	(B)	(C)	(D)	(E)	(F)

		Future Policy
		Benefits,
	Deferred	Losses,		Other Policy
	Policy	Claims and		Claims and	Net
	Acquisition	Loss	Unearned	Benefits	Premiums
Segment	Costs	Expenses	Premiums	Payable	Earned

	(In thousands of dollars)
Personal lines	$1,562	$30,850	$8,750	—	$12,367
Commercial lines	4,375	53,347	22,330	—	18,711
Administrative Services	—	—	—	—	—

Total	$5,937	$84,197	$31,080	—	$31,078

(A)	(G)	(H)	(I)	(J)	(K)

		Benefits,	Amortization
		Claims,	of Deferred
	Net	Losses, and	Policy	Other	Net
	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Income	Expenses	Costs	Expenses	Written

Personal lines	—	$8,049	$2,802	$3,267	$10,228
Commercial lines	—	9,663	4,238	4,615	19,795
Administrative Services	—	—	5,997	3,584	—
Corporate	$1,822	—	—	150	—
Eliminations	—	—	(5,453)	(2,254)	—

Total	$1,822	$17,712	$7,584	$9,362	$30,023

North Pointe Holdings Corporation and North Pointe Companies
Schedule IV — Reinsurance

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net

	(In thousands of dollars)
North Pointe Holdings Corporation

Year ended December 31, 2004
Premiums earned:
Property and liability	$89,927	$15,255	$1,648	$76,320	2.16%
Accident and health	1,167	530		637	0.00%

Total premiums	$91,094	$15,785	$1,648	$76,957

Year ended December 31, 2003
Premiums earned:
Property and liability	$78,360	$12,496	$1,940	$67,804	2.86%
Accident and health	1,649	712	(1)	936	-0.11%

Total premiums	$80,009	$13,208	$1,939	$68,740

Period from June 26, 2002 through December 31, 2002
Premiums earned:
Property and liability	$31,792	$8,662	$74	$23,204	0.32%
Accident and health	1,554	943	—	611	0.00%

Total premiums	$33,346	$9,605	$74	$23,815

North Pointe Companies

Period ended June 30, 2002
Premiums earned:
Property and liability	$36,418	$6,801	$756	$30,373	2.49%
Accident and health	1,776	1,127	56	705	7.94%

Total premiums	$38,194	$7,928	$812	$31,078

North Pointe Holdings Corporation and North Pointe Companies
Schedule VI — Supplemental Information Concerning Property — Casualty Insurance Operations

	Losses and Loss
	Adjustment
	Expenses Incurred		Paid Losses
	Related to		and Loss
			Adjustment
	Current Year	Prior Years	Expenses

	(In thousands of dollars)
North Pointe Holdings Corporation

Year ended December 31, 2004	$47,495	$(5,992)	$41,196

Year ended December 31, 2003	$38,569	$(5,428)	$34,006

Period from June 26 through December 31, 2002	$18,303	$(3,476)	$16,584

North Pointe Companies

Period ended June 25, 2002	$19,397	$(1,685)	$18,155

      Pursuant to Rule 12-18 of Regulation S-X. See Schedule III for the additional information required in Schedule VI.

September 23, 2005
4,000,000 Shares
North Pointe Holdings Corporation
Common Stock

PROSPECTUS

SunTrust Robinson Humphrey
William Blair & Company
Sandler O’Neill & Partners, L.P.
          Through and including October 18, 2005 (25 days after the date of the prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The expenses (other than the underwriters’ discounts) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$7,580
NASD filing fee	7,025
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	250,000
Legal fees and expenses	900,000
Accounting fees and expenses	925,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous expenses	50,000

Total	$2,254,605

      All expenses are estimated, except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Item 14.	Indemnification of Directors and Officers.

Michigan Business Corporation Act
      The Company is organized under the Michigan Business Corporation Act (the “MBCA”), which generally empowers Michigan corporations to indemnify a person that is a party, or threatened to be made a party, to any civil, criminal, administrative or investigative action, suit or proceeding, whether formal or informal (other than actions by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or of another enterprise serving at such corporation’s request, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.
      In a derivative action (an action brought by or in the right of the corporation), the MBCA provides that indemnification may be made for expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by the director, officer, employee or agent in connection with the action or suit only if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; except that no indemnification is available if such person has been found liable to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines upon application that the defendant director or officer is fairly and reasonably entitled to indemnity. If a director or officer is successful in defending a derivative action, the MBCA requires that a Michigan corporation indemnify such director or officer against any expenses actually and reasonably incurred in the action.
      The MBCA permits Michigan corporations to eliminate or limit the personal liability of directors, except liability for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or its shareholders; (iii) a violation of Section 551 of the MBCA, which pertains to unlawful payments of dividends, stock purchases or redemptions; and (iv) an intentional criminal act.

      Our Second Amended and Restated Articles of Incorporation provide for indemnification to the fullest extent permitted by Michigan law. However, our Second Amended and Restated Articles of Incorporation prohibit indemnification in situations where a court determines that the act or failure to act constituted self-dealing, willful misconduct or recklessness. In addition, our Second Amended and Restated Articles of Incorporation provide, like Section 209(1)(c) of the MBCA, that none of our directors shall be personally liable to the Company or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for:

•	the amount of a financial benefit received by a director to which he or she is not entitled;

•	the intentional infliction of harm on the Company or its shareholders;

•	a violation of Section 551 of the MBCA, which pertains to unlawful payments of dividends, stock purchases or redemptions; or

•	an intentional criminal act.

Insurance
      As permitted by the MBCA and in accordance with our Second Amended and Restated Articles of Incorporation, we maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for any expense, liability or loss, whether or not we would have the power to indemnify such person under Michigan law or any other law.

Underwriting Agreement
      The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to Section 6 of the form of Underwriting Agreement which is filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities.
      In the preceding three years, we have issued and sold the following securities that were not registered under the Securities Act:

(1) On June 26, 2002, North Pointe Holdings Corporation issued and sold 650,000 shares of common stock at $10.00 per share for an aggregate purchase price of $6,500,000 to various “accredited investors,” as defined in Rule 501 promulgated under the Securities Act, including the following executive officers: James G. Petcoff, B. Matthew Petcoff, Brian J. Roney, John H. Berry, Francis C. Flood, L. Matthew MacLean and Harold J. Meloche.

(2) On June 26, 2002, North Pointe Holdings Corporation issued and sold 20,000 shares of preferred stock to Strength Capital Partners, L.P. for an aggregate purchase price of $2.0 million.

(3) On January 1, 2003, North Pointe Holdings Corporation issued and sold 10,000 shares of common stock to Brian J. Roney, one of our executive officers, for $150,000.

(4) On March 31, 2004, North Pointe Holdings Corporation issued and sold 2,000 shares of common stock to Tom G. Stewart, Jr. and Karin B. Stewart, JTWRS for approximately $40 per share.

(5) On March 31, 2004, North Pointe Holdings Corporation issued and sold 376 shares of common stock to Lawrence Matthew MacLean Living Trust dated March 20, 2000 for approximately $40 per share.
      The foregoing issuances do not give effect to the 8.49-for-one stock split of our common stock. The issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or by virtue of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. Specifically, each of these transactions involved the offer and sale of our securities to a limited number of sophisticated offerees, all of whom had adequate access, by virtue of employment, business or other relationships, to information regarding our business, management and financial affairs. The certificates that were delivered to the recipients of these securities contained legends referring to the fact that the securities had not been registered under the Securities Act and were subject to restrictions on transfer. In each case, no offer or sale was made by means of any form of general solicitation or advertising.
      No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits:

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Second Amended and Restated Articles of Incorporation of North Pointe Holdings Corporation.
3	.2*	Form of Second Amended and Restated Bylaws of North Pointe Holdings Corporation.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Foley & Lardner LLP.
10	.1*+	North Pointe Holdings Corporation Equity Incentive Plan.
10	.2*+	Employment Agreement by and between North Pointe Holdings Corporation and James G. Petcoff, dated June 10, 2005.
10	.3*+	North Pointe Holdings Corporation Annual Incentive Compensation Plan.
10.4		Intentionally omitted.
10	.5*+	Employment Agreement by and between North Pointe Holdings Corporation and B. Matthew Petcoff, dated June 10, 2005.
10	.6*	Investment Advisory Agreement, dated July 6, 2004, between North Pointe Insurance Company and JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation).
10	.7*	Investment Advisory Agreement, dated September 13, 2004, between North Pointe Insurance Company and Munder Capital Management.
10	.8*	Amended and Restated Credit Agreement, dated January 26, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.9*	Amendment No. 1 to Amended and Restated Credit Agreement and Term Notes, dated March 31, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.10*	Amendment No. 2 to Amended and Restated Credit Agreement, dated June 30, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.11*	Amended and Restated Pledge Agreement, dated January 26, 2004, between North Pointe Financial Services, Inc. and Comerica Bank, as agent for the various financial institutions.
10	.12*	Amended and Restated Pledge Agreement, dated January 26, 2004, between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.13*	Amended and Restated Security Agreement, dated January 26, 2004, between N.P. Premium Finance Co., Inc. and Comerica Bank, as agent for the various financial institutions.
10	.14*	Line of Credit Loan Agreement, dated September 30, 2003, by and between N.P. Premium Finance Company and North Pointe Insurance Company.
10	.15*	Line of Credit Note in the amount of $1,500,000, dated September 30, 2003, by N.P. Premium Finance Company in favor of North Pointe Insurance Company.
10	.16*	Stock Redemption Agreement, dated April 8, 2004, by and between North Pointe Holdings Corporation and Strength Capital Partners, L.P.
10	.17*	Consulting Agreement, dated March 30, 2001, by and between North Pointe Insurance Company and LVM Company.

Exhibit No.		Description

10	.18*	Lease Agreement, dated January 11, 1996, as amended on April 3, 2003, by and between North Pointe Financial Services, Inc. and Northwestern Zodiac, L.P.
10	.19*	Agency Agreement, dated May 30, 2000, by and between North Pointe Insurance Company and C.S.A.C. Agency.
10	.20*	Agency Agreement, dated June 1, 2004, by and between North Pointe Insurance Company and Amelia Underwriters, Inc.
10	.21*	General Agency Agreement, dated August 1, 1996, by and between North Pointe Insurance Company and MS General Agency, Inc.
10	.22*	Agency Agreement, dated March 24, 2003, by and between North Pointe Insurance Company and Insurance Brokers of Indiana.
10	.23*	Reinsurance and Indemnity Agreement, effective July 1, 2003, by and between North Pointe Insurance Company and Universal Fire & Casualty.
10	.24*	Quota Share Reinsurance Agreement, dated December 1, 2003, by and between North Pointe Financial Services, Inc. and State National Insurance Company.
10	.25*	General Agency Agreement, dated December 1, 2003, by and between North Pointe Financial Services, Inc. and State National Insurance Company.
10	.26*	Agreement, dated December 3, 2002, by and between North Pointe Insurance Company and the Associated Food Dealers of Michigan.
10	.27*	Managing General Agency Agreement, dated February 3, 2004, by and between North Pointe Insurance Company and South Pointe Financial Services, Inc.
10	.28*	Administration and Services Agreement, dated July 1, 2003, by and between North Pointe Financial Services, Inc. and South Pointe Financial Services, Inc.
10	.29*	Management Agreement, dated March 1, 2002, by and between North Pointe Insurance Company and N.P. Premium Finance Company.
10	.30*	Services Agreement, dated April 1, 2001, by and between North Pointe Financial Services, Inc. and N.P. Premium Finance Company.
10	.31*	Tax Sharing Agreement, dated June 26, 2002, by and among North Pointe Holdings Corporation, North Pointe Financial Services, Inc., North Pointe Insurance Company, N.P. Premium Finance Company, South Pointe Financial Services, Inc., North Pointe Casualty Insurance Company and Alliance Surety Holdings, Inc.
10	.32*	Intercompany Services Agreement, dated June 26, 2002, by and among North Pointe Holdings Corporation, North Pointe Financial Services, Inc., North Pointe Insurance Company and Universal Fire & Casualty.
10	.33*	Asset Purchase Agreement, dated October 15, 2004, by and between North Pointe Insurance Company and THI Holdings (Delaware), Inc.
10	.34*	Agreement, dated November 10, 2004, between the Florida Department of Financial Services, as Receiver for American Superior Insurance Company and North Pointe Casualty Insurance Company.
10	.35*	Consent Order of Florida Office of Insurance Regulation, dated November 16, 2004.
10	.36*	Services Agreement, dated November 5, 2004, between Business Risk Technology, Inc. and North Pointe Casualty Insurance Company.
10	.37*	Lease Agreement, dated January 4, 2005, between Sheridan Professional Centre, Ltd., LLLP, as landlord, and North Pointe Financial Services, Inc., as tenant.
10	.38*	Purchase Agreement, dated February 11, 2005, by and among North Pointe Financial Services, Inc., as Buyer, and S. James Clarkson and Petcoff Financial Services, L.L.C., as Sellers.
10	.39*	Amendment No. 3 to Amended and Restated Credit Agreement, dated March , 2005, by and among certain lenders, Comerica Bank, as agent for the lenders, and North Pointe Holdings Corporation.
10	.40*	Amendment No. 4 to Amended and Restated Credit Agreement, dated June , 2005, by and among certain lenders, Comerica Bank, as agent for the lenders, and North Pointe Holdings Corporation.

Exhibit No.		Description

10	.41*	Second Amended and Restated Pledge Agreement, dated March , 2005, by and between North Pointe Financial Services, Inc. and Comerica Bank, as agent for the various financial institutions.
10	.42*	Investment Advisory Agreement, dated June 16, 2004, between North Pointe Casualty Insurance Company and JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation).
10	.43*	Investment Management Agreement, dated June 10, 2005, between JPMorgan Investment Advisors Inc. and Home Pointe Insurance Company.
10	.44*	Financial Assistance/Subsidy Arrangement between U.S. Federal Emergency Management Agency Federal Insurance Administration and North Pointe Insurance Company, including Notice of Acceptance, 2004-2005, dated August 4, 2005.
21	.1*	Subsidiaries of North Pointe Holdings Corporation.
23.1		Consent of PricewaterhouseCoopers LLP.
99	.1*	Consent of Director Elect Julius A. Otten.
99	.2*	Consent of Director Elect Joseph D. Sarafa.

*	Previously filed.

+	Compensatory plan or arrangement.
      (b) Financial Statement Schedules:
      All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements, is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on September 23, 2005.

North Pointe Holdings Corporation

By:	/s/ James G. Petcoff

James G. Petcoff
Chief Executive Officer,
President and Chairman of the Board
      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ James G. Petcoff James G. Petcoff		Chief Executive Officer, President & Chairman of the Board	September 23, 2005

* B. Matthew Petcoff		Chief Operating Officer, Executive Vice President & Director	September 23, 2005

* John H. Berry		Chief Financial Officer & Treasurer (Principal Accounting Officer)	September 23, 2005

* Richard J. Lindberg		Director	September 23, 2005

Joon S. Moon		Director	September —, 2005

* Jorge J. Morales		Director	September 23, 2005

* R. Jamison Williams, Jr.		Director	September 23, 2005

*By	/s/ James G. Petcoff James G. Petcoff Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Second Amended and Restated Articles of Incorporation of North Pointe Holdings Corporation.
3	.2*	Form of Second Amended and Restated Bylaws of North Pointe Holdings Corporation.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Foley & Lardner LLP.
10	.1*+	North Pointe Holdings Corporation Equity Incentive Plan.
10	.2*+	Employment Agreement by and between North Pointe Holdings Corporation and James G. Petcoff, dated June 10, 2005.
10	.3*+	North Pointe Holdings Corporation Annual Incentive Compensation Plan.
10.4		Intentionally omitted.
10	.5*+	Employment Agreement by and between North Pointe Holdings Corporation and B. Matthew Petcoff, dated June 10, 2005.
10	.6*	Investment Advisory Agreement, dated July 6, 2004, between North Pointe Insurance Company and JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation).
10	.7*	Investment Advisory Agreement, dated September 13, 2004, between North Pointe Insurance Company and Munder Capital Management.
10	.8*	Amended and Restated Credit Agreement, dated January 26, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.9*	Amendment No. 1 to Amended and Restated Credit Agreement and Term Notes, dated March 31, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.10*	Amendment No. 2 to Amended and Restated Credit Agreement, dated June 30, 2004, by and between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.11*	Amended and Restated Pledge Agreement, dated January 26, 2004, between North Pointe Financial Services, Inc. and Comerica Bank, as agent for the various financial institutions.
10	.12*	Amended and Restated Pledge Agreement, dated January 26, 2004, between North Pointe Holdings Corporation and Comerica Bank, as agent for the various financial institutions.
10	.13*	Amended and Restated Security Agreement, dated January 26, 2004, between N.P. Premium Finance Co., Inc. and Comerica Bank, as agent for the various financial institutions.
10	.14*	Line of Credit Loan Agreement, dated September 30, 2003, by and between N.P. Premium Finance Company and North Pointe Insurance Company.
10	.15*	Line of Credit Note in the amount of $1,500,000, dated September 30, 2003, by N.P. Premium Finance Company in favor of North Pointe Insurance Company.
10	.16*	Stock Redemption Agreement, dated April 8, 2004, by and between North Pointe Holdings Corporation and Strength Capital Partners, L.P.
10	.17*	Consulting Agreement, dated March 30, 2001, by and between North Pointe Insurance Company and LVM Company.
10	.18*	Lease Agreement, dated January 11, 1996, as amended on April 3, 2003, by and between North Pointe Financial Services, Inc. and Northwestern Zodiac, L.P.
10	.19*	Agency Agreement, dated May 30, 2000, by and between North Pointe Insurance Company and C.S.A.C. Agency.
10	.20*	Agency Agreement, dated June 1, 2004, by and between North Pointe Insurance Company and Amelia Underwriters, Inc.
10	.21*	General Agency Agreement, dated August 1, 1996, by and between North Pointe Insurance Company and MS General Agency, Inc.

E-1

Exhibit No.		Description

10	.22*	Agency Agreement, dated March 24, 2003, by and between North Pointe Insurance Company and Insurance Brokers of Indiana.
10	.23*	Reinsurance and Indemnity Agreement, effective July 1, 2003, by and between North Pointe Insurance Company and Universal Fire & Casualty.
10	.24*	Quota Share Reinsurance Agreement, dated December 1, 2003, by and between North Pointe Financial Services, Inc. and State National Insurance Company.
10	.25*	General Agency Agreement, dated December 1, 2003, by and between North Pointe Financial Services, Inc. and State National Insurance Company.
10	.26*	Agreement, dated December 3, 2002, by and between North Pointe Insurance Company and the Associated Food Dealers of Michigan.
10	.27*	Managing General Agency Agreement, dated February 3, 2004, by and between North Pointe Insurance Company and South Pointe Financial Services, Inc.
10	.28*	Administration and Services Agreement, dated July 1, 2003, by and between North Pointe Financial Services, Inc. and South Pointe Financial Services, Inc.
10	.29*	Management Agreement, dated March 1, 2002, by and between North Pointe Insurance Company and N.P. Premium Finance Company.
10	.30*	Services Agreement, dated April 1, 2001, by and between North Pointe Financial Services, Inc. and N.P. Premium Finance Company.
10	.31*	Tax Sharing Agreement, dated June 26, 2002, by and among North Pointe Holdings Corporation, North Pointe Financial Services, Inc., North Pointe Insurance Company, N.P. Premium Finance Company, South Pointe Financial Services, Inc., North Pointe Casualty Insurance Company and Alliance Surety Holdings, Inc.
10	.32*	Intercompany Services Agreement, dated June 26, 2002, by and among North Pointe Holdings Corporation, North Pointe Financial Services, Inc., North Pointe Insurance Company and Universal Fire & Casualty.
10	.33*	Asset Purchase Agreement, dated October 15, 2004, by and between North Pointe Insurance Company and THI Holdings (Delaware), Inc.
10	.34*	Agreement, dated November 10, 2004, between the Florida Department of Financial Services, as Receiver for American Superior Insurance Company and North Pointe Casualty Insurance Company.
10	.35*	Consent Order of Florida Office of Insurance Regulation, dated November 16, 2004.
10	.36*	Services Agreement, dated November 5, 2004, between Business Risk Technology, Inc. and North Pointe Casualty Insurance Company.
10	.37*	Lease Agreement, dated January 4, 2005, between Sheridan Professional Centre, Ltd. LLLP, as landlord, and North Pointe Financial Services, Inc., as tenant.
10	.38*	Purchase Agreement, dated February 11, 2005, by and among North Pointe Financial Services, Inc., as Buyer, and S. James Clarkson and Petcoff Financial Services, L.L.C., as Sellers.
10	.39*	Amendment No. 3 to Amended and Restated Credit Agreement, dated March , 2005, by and among certain lenders, Comerica Bank, as agent for the lenders, and North Pointe Holdings Corporation.
10	.40*	Amendment No. 4 to Amended and Restated Credit Agreement, dated June , 2005, by and among certain lenders, Comerica Bank, as agent for the lenders, and North Pointe Holdings Corporation.
10	.41*	Second Amended and Restated Pledge Agreement, dated March , 2005, by and between North Pointe Financial Services, Inc. and Comerica Bank, as agent for the various financial institutions.
10	.42*	Investment Advisory Agreement, dated June 16, 2004, between North Pointe Casualty Insurance Company and JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation).
10	.43*	Investment Management Agreement, dated June 10, 2005, between JPMorgan Investment Advisors Inc. and Home Pointe Insurance Company.

E-2

Exhibit No.		Description

10	.44*	Financial Assistance/Subsidy Arrangement between U.S. Federal Emergency Management Agency Federal Insurance Administration and North Pointe Insurance Company, including Notice of Acceptance, 2004-2005, dated August 4, 2005.
21	.1*	Subsidiaries of North Pointe Holdings Corporation.
23.1		Consent of PricewaterhouseCoopers LLP.
99	.1*	Consent of Director Elect Julius A. Otten.
99	.2*	Consent of Director Elect Joseph D. Sarafa.

*	Previously filed.

+	Compensatory plan or arrangement.

E-3